UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CHRYSLER GROUP LLC

(Exact name of registrant as specified in its charter)

Delaware	27-0187394
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Chrysler Drive Auburn Hills, Michigan	48326
(Address of principal executive offices)	(Zip Code)

(248) 512-2950
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Class B LLC Membership Interests
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

Unless otherwise specified, the terms “we,” “us,” “our,” “Chrysler Group” and the “Company” refer to Chrysler Group LLC and its consolidated subsidiaries, or any one or more of them, as the context may require, “Old Carco” refers to Old Carco LLC f/k/a Chrysler LLC and its consolidated subsidiaries, or any one or more of them, as the context may require, and “Fiat” refers to Fiat S.p.A, a corporation organized under the laws of Italy, and its consolidated subsidiaries, or any one or more of them, as the context may require.

Forward-Looking Statements

This Registration Statement contains forward-looking statements that reflect our current views about future events. We use the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “will,” “intend,” “may,” “plan,” “project,” “should,” “could,” “seek,” “designed,” “potential,” “forecast,” “target,” “objective,” “goal,” or the negatives of such terms or other similar expressions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under Item 1A. Risk Factors, and elsewhere in this Registration Statement. These factors include, but are not limited to:

•	our ability to instill confidence in our long-term viability;

•	our ability to realize benefits from our industrial alliance with Fiat;

•	our ability to control costs and implement cost reduction and productivity improvement initiatives;

•	continued economic weakness and weak vehicle demand, especially in North America;

•	our lack of a captive finance company and the continued availability of financing for our dealers and customers;

•	our ability to increase vehicle sales outside of North America;

•	changes in currency exchange rates and interest rates;

•	our ability to rapidly introduce new and significantly refreshed vehicles that appeal to consumers;

•	competitive pressures which may limit our ability to reduce sales incentives and achieve better pricing;

•	increases in fuel prices that may adversely impact demand for our vehicles;

•	changes in consumer preferences which could reduce demand for our product offerings;

•	our ability to accurately forecast demand for our vehicles;

•	our ability to qualify for U.S. Department of Energy funding of our advanced technology vehicle programs under Section 136 of the Energy Independence and Security Act of 2007;

•	our substantial indebtedness and limitations on our liquidity that may limit our ability to execute our business plan;

•	disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies;

•	changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; and

•	the impact of vehicle defects and/or product recalls.

If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results, level of activity, performance or achievements may be materially different from those we express or imply by such statements. We do not intend, or assume any obligation, to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Further Information about Chrysler Group

The public may read and copy the materials we file with the Securities and Exchange Commission, or the SEC, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon the effectiveness of this Registration Statement, we will become subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and as a result will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.chryslergroupllc.com. This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this Registration Statement.

Purpose for Filing this Registration Statement

We are filing this Registration Statement in order to be able to file periodic and other reports with the SEC as contemplated by the terms of our Amended and Restated Limited Liability Company Operating Agreement, a copy of which is filed as an exhibit hereto. We have no plans to offer for sale any of the Class B Membership Interests registered hereunder.

Item 1. Business

Chrysler Group Overview

Chrysler Group designs, engineers, manufactures, distributes and sells vehicles under the brand names Chrysler, Jeep, Dodge, and Ram. Our product lineup includes passenger cars, utility vehicles (which include sport utility vehicles and crossover vehicles), minivans, pick-up trucks, and medium-duty trucks. We also sell automotive service parts and accessories under the Mopar brand name. Our products are sold in more than 120 countries around the world. The majority of our operations, employees, independent dealers and sales are in North America, primarily in the U.S. Approximately 10 percent of our vehicle sales in 2010 were outside North America, primarily in South America, Asia Pacific and Europe.

In connection with the 363 Transaction described below, we entered into an industrial alliance with Fiat pursuant to which Fiat became our principal industrial partner. The Fiat alliance is intended to provide us with a number of long-term benefits, including access to new vehicle platforms and powertrain technologies, particularly in smaller, more fuel-efficient segments where Old Carco was historically underrepresented, as well as global distribution opportunities and procurement benefits. As part of the Fiat alliance, we will also be the exclusive distributor for Fiat and Alfa Romeo brand vehicles and service parts in North America.

Formation of Chrysler Group

Chrysler Group is a Delaware limited liability company. It was formed on April 28, 2009 to complete the transactions contemplated by the Master Transaction Agreement dated April 30, 2009 under which Chrysler Group agreed to purchase the principal operating assets of Old Carco and its principal domestic subsidiaries, to assume certain of their liabilities, and to purchase the equity of Old Carco’s principal foreign subsidiaries. Old Carco and its principal domestic subsidiaries then filed for bankruptcy protection and sought approval under section 363 of the U.S. Bankruptcy Code of the transaction contemplated by the Master Transaction Agreement, which we refer to as the 363 Transaction. Following bankruptcy court approval, we completed the 363 Transaction on June 10, 2009.

In connection with the closing of the 363 Transaction, we issued Membership Interests to the UAW Retiree Medical Benefits Trust, or the VEBA Trust, Fiat, the U.S. Department of the Treasury, or the U.S. Treasury, and Canada CH Investment Corporation, or the Canadian Government, in exchange for capital contributions and in consideration of the transactions contemplated by the Master Transaction Agreement. The VEBA Trust was established to provide for retiree health benefits under an agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, or the UAW. We refer in this document to the economic and voting rights associated with our Membership Interests as ownership interests. The ownership and related rights held by our members, including the right to designate members of our Board of Directors, or the Board, are described in greater detail below in Item 11. Description of Registrant’s Securities to be Registered.

On April 30, 2010, Old Carco transferred its remaining assets and liabilities to a liquidating trust and was dissolved in accordance with a plan of liquidation approved by the bankruptcy court. Old Carco is treated as our predecessor for financial reporting purposes. For that reason, Item 13. Financial Statements and Supplementary Data includes Old Carco’s audited consolidated financial statements for periods before June 10, 2009.

Old Carco’s Historical Challenges Leading to the 363 Transaction

Old Carco was incorporated in 1986 and assumed the name Chrysler Corporation as part of a corporate reorganization that involved a predecessor company originally incorporated in 1925 previously known as Chrysler Corporation. Old Carco changed its name to DaimlerChrysler Corporation in 1998 in connection with a business combination transaction through which it became an indirect wholly-owned subsidiary of DaimlerChrysler AG (now Daimler AG, or Daimler). In 2007, Old Carco converted to a limited liability company and changed its name to DaimlerChrysler Company LLC and then to Chrysler LLC in connection with a business combination transaction between Daimler AG and Cerberus Capital Management, L.P., or Cerberus, through which Old Carco became an indirect, wholly-owned subsidiary of a new company, Chrysler Holding LLC, or Chrysler Holding, of which affiliates of Cerberus and Daimler owned 80.1 percent and 19.9 percent, respectively.

In the second half of 2008, the U.S. automotive industry entered a period of dramatic decline in vehicle sales due to a crisis in the global credit markets and a deep recession in the U.S. Vehicle sales in the U.S. fell from 16.5 million vehicles in 2007 to 13.5 million vehicles in 2008, with the seasonally adjusted annualized sales rate, or SAAR, falling to less than ten million vehicles in the first quarter of 2009. As a result of the impact of the global credit crisis and recession in the U.S. on Old Carco’s cash flows and liquidity following several years in which Old Carco suffered from decreasing market share, substantial legacy labor costs, underinvestment in product development and excess capacity, Old Carco requested emergency financial assistance from the U.S. government.

In December 2008, Old Carco requested a $7 billion working capital loan from the U.S. government. In that request, Old Carco reported that its vehicle sales and cash inflows were constrained because retail customers did not have access to competitive financing to purchase or lease its vehicles and its dealers did not have access to the financing they required to order new vehicles. At the same time, Old Carco had substantial periodic cash payment obligations to suppliers, employees, dealers and others.

On January 2, 2009, Old Carco’s parent company, Chrysler Holding, received a $4 billion bridge loan from the U.S. Treasury and contributed the proceeds to Old Carco. The terms of this bridge loan required Old Carco to submit a restructuring plan to the U.S. Treasury that demonstrated Old Carco’s ability to achieve and sustain long-term viability, international competitiveness and energy efficiency as a condition to receiving additional support.

On February 17, 2009, Old Carco submitted its restructuring plan, which noted that the availability of automotive financing to dealers and retail customers remained the most significant constraint to Old Carco’s viability. Chrysler Financial Services Americas LLC, or Chrysler Financial, then an affiliate of Old Carco, was the primary source of automotive financing for Old Carco’s dealers and their retail customers. Old Carco’s access to alternative financing sources for its dealers and retail customers was constrained by exclusivity terms in favor of Chrysler Financial. Beginning in mid-2008, Chrysler Financial greatly reduced the level of financing it provided to Old Carco’s dealers and retail customers, and in August 2008 entirely discontinued lease financing in the U.S. and Canada as a result of deteriorating credit market conditions.

Old Carco’s initial restructuring plan also identified key concessions that would be sought from the following constituents, including:

•

Unions – agreement to labor modifications (wage and benefit levels and work rules), as well as VEBA Trust modifications and debt restructuring, designed to achieve a workforce cost structure competitive with the U.S. manufacturing operations of competitors whose ultimate parent companies are outside the U.S. (commonly referred to as “transplant automotive manufacturers”).

•	Shareholders – relinquishment of all shareholder equity in Old Carco.

•	Second Lien Debt Holders – conversion of all of Old Carco’s second lien debt, which was held by its ultimate equity holders, to equity.

•	Suppliers – attainment of substantial cost reductions that would achieve targeted savings.

•	Dealers – reduction of dealer margins and reduction of service contract margins to increase cash flows to Old Carco.

•	Other Creditors – reduction of outstanding obligations from certain creditor groups by $5 billion.

•

Executive/Management – compliance with the restrictions established under section 111 of the Emergency Economic Stabilization Act, or EESA, regarding executive compensation and perquisites, and, in addition, suspension of performance bonuses, merit-based salary increases and corporate contributions to employee benefit plans, and elimination of retiree life insurance benefits.

Finally, Old Carco’s restructuring plan indicated that it had signed a non-binding letter of intent with Fiat for an industrial alliance that it believed could greatly improve Old Carco’s long-term viability.

On March 30, 2009, President Barack Obama announced that his administration’s Automotive Task Force had concluded Old Carco was not viable as a stand-alone company, but that the proposed alliance with Fiat could enable Old Carco to become viable by manufacturing more fuel-efficient vehicles using Fiat’s technology and to benefit from Fiat’s managerial experience as evidenced by its own industrial recovery. The Obama administration indicated that it would consider providing additional financial support if Old Carco were able to achieve the identified concessions from all constituents and reach an acceptable alliance agreement with Fiat within 30 days.

Old Carco, Fiat and other stakeholders negotiated these arrangements during April 2009. Certain of Old Carco’s creditors refused to compromise, and as a result, Old Carco filed for bankruptcy protection and sought bankruptcy court approval of the Master Transaction Agreement. The U.S. and Canadian governments indicated their willingness to fund the 363 Transaction and to provide working capital to fund our operations following the 363 Transaction.

We closed the 363 Transaction on June 10, 2009, and entered into credit agreements with the U.S. Treasury and with Export Development Canada, or EDC, as described below in Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Chrysler Group. We also entered into the Master Industrial Agreement with Fiat, described below in Item 7. Certain Relationships and Related Transactions, and Director Independence – Transactions with Fiat.

Chrysler Group Transformation

Following completion of the 363 Transaction, Chrysler Group established a new management organization, instituted new processes and metrics for evaluating product investment and other decisions regarding allocation of resources, and introduced a new operational process in its manufacturing facilities. These actions were implemented under the direction of our Chief Executive Officer, Sergio Marchionne, who also serves as Chief Executive Officer of Fiat, and were based on the core principles and processes that contributed to Fiat’s return to profitability in the fourth quarter of 2005 after several years of losses.

To create our new management organization, we drew experienced leaders from both Old Carco and Fiat. We flattened our management structure so that each functional area of our business reports directly to our Chief Executive Officer. To facilitate collaboration and enhance speed of decision-making, two management committees chaired by our Chief Executive Officer meet regularly to consider significant operational matters. Our Product Committee oversees capital investment, engineering and product development, while our Commercial Committee oversees matters related to sales and marketing. Both committees include the managers of each of our brands, all of whom also have separate functional responsibilities across all the brands, which we believe fosters cooperation and information sharing and further speeds decision-making. For example, the head of the Chrysler brand is also the head of marketing for all our brands, and the head of our Dodge brand is also responsible for product design for all of our brands.

Following completion of the 363 Transaction, our new management team spent several months analyzing our business, products, operations and financial condition in order to develop a business plan with clearly defined financial and operational performance targets. In November 2009, we announced our business plan and related performance targets for the 2010 through 2014 period. Our business plan focuses on a number of initiatives designed to bring significant changes to our business, including investing in our brands and new product development, leveraging our alliance with Fiat, improving supply chain management, optimizing our dealer network and building a workforce culture of high performance. Our business plan includes targets for vehicle sales and market share growth, profitability improvements and increased liquidity.

Since November 2009, we have focused on implementing our business plan by:

•	continuing to refine our management organization to speed decision-making and to capitalize on the benefits of the Fiat alliance;

•

beginning a process of rationalizing our product mix to focus on consumer preferences, and to leverage the use of common platform architectures and technologies where feasible to produce a range of vehicles with improved quality and fuel economy;

•

launching for retail sale in the fourth quarter of 2009 the new Ram 2500 and 3500 Heavy Duty pick-up trucks, and continuing in 2010 with the retail launch of the new Jeep Grand Cherokee and the Ram Chassis Cab commercial truck, and the production launch of the Chrysler 300 and Dodge Charger sedans, the Dodge Durango crossover vehicle, the Fiat 500, and 10 other significantly refreshed vehicles, which will all be available for retail sale beginning in 2011;

•

focusing on rejuvenating our brands by introducing new and significantly refreshed vehicles with individualized characteristics that are more closely aligned with each brand’s identity, separating our advertising and marketing for each brand and enhancing the customer experience at our dealerships;

•	beginning the process of transitioning our sales and distribution operations within Europe to Fiat, which will become our general distributor in Europe beginning in June 2011;

•	introducing Fiat’s World Class Manufacturing principles, which are described below, into our manufacturing plants;

•	better systemizing our product development, manufacturing, procurement, quality and supply chain processes;

•

continuing to implement the re-negotiated workforce cost structure in the U.S. and Canada, an ongoing process that makes us more competitive with transplant automotive manufacturers over the next several years; and

•

re-formulating our supply chain management, which is, among other things, important to our efforts to maintain appropriate levels of dealer inventory and thereby reduce the need for sales incentives to facilitate sales of excess dealer inventory.

In addition, we have worked to improve the availability of competitive financing sources to our dealers and retail customers by implementing a strategic relationship with Ally Financial Inc., or Ally, and developing supplemental sources of financing with other financing providers. The results of these and other actions taken in connection with our business plan are described more fully in Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Alliance with Fiat

Fiat S.p.A. is the parent company of one of Italy’s largest industrial groups and one of the early founders of the European automotive industry. It is a publicly traded company, the shares of which are listed on the Borsa Italiana and several other European stock exchanges. Fiat has historically operated a wide range of businesses in the automotive, industrial and finance sector. Following a corporate demerger transaction that became effective on January 1, 2011, Fiat’s primary business is the design, engineering, manufacture and sale of automobiles and automobile-related components and production systems through its subsidiaries: Fiat Group Automobiles, Ferrari, Maserati, Magneti Marelli, Teksid, Comau and Fiat Powertrain Technologies. Fiat vehicles are sold primarily in Europe and South America, particularly Brazil.

Under the Master Transaction Agreement and related ancillary agreements, Chrysler Group and Fiat have forged an industrial alliance in which the parties collaborate on a number of fronts, including product/platform sharing and development, global distribution, procurement, information technology infrastructure, management services and process improvement. Collaborative initiatives we have commenced with Fiat include:

•

Product and Platform Sharing – As part of the Fiat alliance, we have access to Fiat’s existing vehicle platforms and certain vehicle models. We expect to benefit from Fiat’s expertise in mini, small and compact (A-, B- and C-segment) cars, starting with our manufacture and distribution of the fuel-efficient Fiat 500 in North America. The A-segment Fiat 500, which is currently sold in over 80 countries, has received several international awards, including the 2008 European Car of the Year, which is awarded by leading European automotive publishers. Meanwhile, Fiat will utilize our expertise in developing vehicles for the North American markets, and in the mid- to large-size car and truck (D-, E- and F-segment) markets to expand its product offerings, principally for sales in Europe and South America.

Similarly, we are able to build upon Fiat’s existing platform architectures. A vehicle’s platform architecture refers to the basic structure on which it is built, which defines its general size, strength, body construction, and the proportional relationships (fixed/hard points) between various elements such as frame, floorpan, suspension and drivetrain. Development of a new vehicle platform may cost as much as $200 million and can take several years to complete. Co-developing and sharing platforms with Fiat provides both technological and financial benefits to us. It allows us to benefit from Fiat’s experience and technology, while at the same time decreasing the amount that we would otherwise need to spend on engineering, design and development because the costs incurred in connection with co-developed products will be allocated between us. We believe that co-developing and sharing platforms will allow us to get new products to market more quickly. In addition, our use of platforms developed and currently used by Fiat in markets outside of North America can reduce the technical and market risks associated with the development and introduction of new models.

We are co-developing a new vehicle platform based on Fiat’s current C-Evo platform, which we expect to use to produce new vehicle models beginning in 2012. We intend to use this jointly developed platform, known as the Compact U.S. Wide, or CUSW, platform, in all of our future C- and D- segment vehicles, except the body-on-frame Jeep Wrangler. We expect that this will reduce the total number of our passenger car and utility vehicle platforms from 11 in 2010 to seven by the end of 2014, three of which will be shared with Fiat. We will continue to use other platforms for our medium-duty and chassis cab trucks, as well as for the new Dodge Viper that we plan to begin producing in 2012. By deploying fewer platforms across our vehicle lineup, we anticipate that we can increase vehicle production while reducing engineering, tooling, manufacturing and component costs. In 2014, we expect that more than half of the vehicles we sell will be based on platforms we share with Fiat.

By reducing the number of vehicle platforms, we will also improve our manufacturing utilization because we will be able to build different vehicle models on a single assembly line. This will also allow us to adjust our product mix more quickly in response to changes in consumer preferences. By sharing platforms, we and Fiat will also be able to provide contract manufacturing services to one another more easily, potentially further improving manufacturing utilization rates and enabling us to reduce capital investments in new manufacturing plants.

•

Shared Technology – Through the Fiat alliance, we have access to certain Fiat automotive technology. Such access permits us to save on the significant investment of capital and time we would otherwise have expended to develop such technology on our own and minimizes the risk that the newly-implemented technology may not be effective. For example, using Fiat’s proprietary small engine technologies, we are building an engine based on Fiat’s Fully Integrated Robotised Engine (FIRE) that incorporates Fiat’s fuel-saving Multi-Air technology. We began producing the 1.4L FIRE engine in our Dundee, Michigan engine facility in November 2010 for use in the Fiat 500 vehicle to be sold in North America, beginning in March 2011. We are currently adapting Fiat’s Multi-Air technology for use with our existing World Gas Engine in 2012, and we are evaluating its possible use with our Pentastar V-6 engine.

We also have access to Fiat’s diesel engines and related technology. We anticipate that this technology, as well as the FIRE engine, can help us to meet stricter emissions requirements throughout the world. At the same time, Fiat will have the opportunity to gain access to our Pentastar V-6 engine for its larger vehicles.

•

Global Distribution – We plan to increase sales of our vehicles and service parts outside of North America through Fiat’s longstanding presence and established distribution networks in Europe and South America. As contemplated by the Master Industrial Agreement, which sets forth the framework for our industrial alliance, Fiat currently is managing our vehicles and service parts distribution in select European countries through our existing dealer network. Starting in June 2011, Fiat will serve as our general distributor in Europe, and will then distribute our vehicles and service parts in that region through a network of newly selected dealers. In addition, we are establishing arrangements for one or more of our vehicles to be distributed in Europe through Fiat’s dealer network under the Fiat brand. We are also developing strategies by which we can benefit from Fiat’s longstanding presence in Brazil, the largest automotive market in South America. Further, we are exploring opportunities for the production and expansion of the sale of our vehicles and service parts in growing and emerging markets, such as China and Russia, in connection with Fiat’s efforts to establish or expand manufacturing and distribution activities in those markets. At the same time, our extensive manufacturing, distribution, and logistics capabilities in North America provide an opportunity for us to generate additional revenue as a distributor and/or contract manufacturer of Fiat and Alfa Romeo products throughout North America. In Mexico, we assumed responsibility for the distribution of Fiat vehicles and service parts in 2010, and are making plans to reintroduce Alfa Romeo brand vehicles and service parts there in 2011. In 2010, we launched the production of the North American version of the Fiat 500, which we will begin distributing through select dealers in March 2011. We are also pursuing plans to reintroduce Alfa Romeo brand vehicles and service parts in the U.S. and Canada in 2012, and currently have a right of first refusal to serve as distributor for Lancia brand vehicles in North America.

•

Procurement – We have established joint purchasing programs with Fiat that are designed to yield preferred pricing and logistics terms, particularly with respect to shared parts and common suppliers. The alliance will provide the opportunity to leverage our combined annual purchasing power with Fiat automobiles (approximately $60 billion in 2010, based on the average of the daily EUR/USD exchange rate during 2010). We also expect to achieve cost savings as we integrate our procurement activities with Fiat’s procurement operations.

•

Implementation of World Class Manufacturing – In 2010, we invested approximately $155 million in our manufacturing plants to improve the infrastructure, efficiency and quality of our production systems. This investment, which was incremental to the investments we made for the purposes of our 2010 production launches, is part of a larger effort to introduce World Class Manufacturing, or WCM, principles to our manufacturing operations. WCM fosters a manufacturing culture that targets improved performance, safety and efficiency as well as the elimination of all types of waste. In preparation for our 2010 production launches, we invested $34 million in state-of-the-art metrology (precision measuring) centers at three of our assembly plants. We also installed a proprietary advanced statistical software system across all of our facilities that identifies emerging variation patterns during the assembly process which can be linked to worn tools or other root causes, thereby leading to prompt resolution of fit and finish discrepancies. In December 2010, we broadened the capability of our plant in Toluca, Mexico to a multi-platform facility. That plant is now capable of manufacturing our Fiat 500 and Dodge Journey models interchangeably. Our progress toward achieving goals under WCM is externally verified. In 2010, as a result of our WCM activities, we achieved a 25 percent reduction in reported injuries, a 39 percent reduction in lost days due to injury, a 10 percent improvement in manufacturing cost productivity, and a 13 percent improvement in first time quality in our vehicle assembly plant operations.

•

Information and Communication Technology – We are aligning our information and communication technology systems and related business processes with Fiat’s systems and processes throughout our industrial, commercial and corporate administrative functions in order to facilitate our collaboration under the Fiat alliance. As part of this alignment, we are adopting and implementing upgraded engineering software tools, finance and procurement systems which are currently in use at Fiat, which we believe reduces risk to us associated with implementing new information technology systems.

These initiatives, which build upon the parties’ respective strengths, are conducted pursuant to various commercial arrangements we have with Fiat as described below in Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in Item 7. Certain Relationships and Related Transactions, and Director Independence – Transactions with Fiat.

Products

A key component of our strategic plan is to create compelling products that will be attractive to a wide range of retail customers. We have extensively renewed our product lineup with the introduction of several new or significantly refreshed vehicles. This renewal began with the 2009 launch of the new Ram 2500 and 3500 Heavy Duty pick-up trucks, which were chosen as “2010 Truck of the Year” by Motor Trend magazine. We continued this renewal in 2010 with the retail launch of the new Jeep Grand Cherokee, which was named “Four Wheeler of the Year” by Four Wheeler Magazine and was designated a Top Safety Pick by The Insurance Institute for Highway Safety. We also launched the retail sale of the Ram Chassis Cab commercial truck and the production of the Chrysler 300 and Dodge Charger sedans, the three-row Dodge Durango crossover vehicle, the Fiat 500, and 10 other significantly refreshed vehicles.

Retail sales of the Fiat 500 will launch in North America in March 2011. We began manufacturing this vehicle at our Toluca, Mexico plant in December 2010, using licensed Fiat designs adapted for the North American market.

The following table summarizes our production launches and information about the extent of associated product renewal since January 1, 2010:

Production Launches in 2010(1)

	Start of production	Chassis	Interior	Exterior	Powertrain
New Vehicles(2)
Ram Chassis Cab	Q1		—	—	—
Jeep Grand Cherokee	Q2	—	—	—	—
Dodge Durango	Q4	—	—	—	—
Dodge Charger	Q4	—	—	—	—
Chrysler 300	Q4	—	—	—	—
Fiat 500	Q4	—	—	—	—
Significantly Refreshed Vehicles(2)
Jeep Liberty	Q1			✓
Jeep Wrangler	Q3		—
Jeep Patriot	Q3	✓		✓
Jeep Compass	Q4	✓		—
Dodge Challenger	Q3	✓		✓	—
Dodge Journey	Q4	✓	—	✓	—
Dodge Avenger	Q4	✓	—	—	—
Dodge Grand Caravan	Q4	✓	—	—	—
Chrysler Town & Country	Q4	✓	—	—	—
Chrysler 200	Q4	✓	—	—	—
—	Extensive(3) ✓ Upgrade(4)

(1)	Vehicles are typically available for retail purchase two to three months following production launch.
(2)	We characterize a vehicle as “new” if it is manufactured on a platform that is significantly different from the platform used in the prior model year and/or has had a full exterior renewal. We characterize a vehicle as “significantly refreshed” if it is manufactured with a previously existing platform but has changes that are extensive or upgrades from the prior model year.
(3)	Extensive refers to easily recognizable changes to appearance and/or several functional attributes to the vehicle.
(4)	Upgrade refers to a minor change or a change to one or more functional attributes that are measurable but not easily recognizable.

The following table provides our model year 2011 vehicle lineup:

Model Year 2011 Vehicle Lineup

Segment	Chrysler Brand	Jeep Brand	Dodge Brand	Ram Brand	Fiat Brand
Cars
Mini					Fiat 500(1)
Fiat 500 Cabriolet(1)
Small			Dodge Caliber
Mid-size	Chrysler 200		Dodge Avenger
Full-size	Chrysler 300		Dodge Charger
Sport	Chrysler 200 Convertible(1)		Dodge Challenger
Other
Minivans	Chrysler Town & Country		Dodge Grand Caravan
Utility Vehicles		Jeep Patriot	Dodge Journey
		Jeep Compass	Dodge Nitro
		Jeep Wrangler	Dodge Durango
Jeep Wrangler Unlimited
Jeep Liberty
Jeep Grand Cherokee
Pick-up Trucks				Ram Dakota
Ram 1500 Light Duty
Ram 2500/3500 Heavy Duty
Van & Medium- Duty Truck				Ram Chassis Cab

(1)	This vehicle will be sold as a 2012 model year vehicle beginning in 2011.

As part of the process of rationalizing our product mix, we have discontinued production of certain models, including the Chrysler PT Cruiser, the Jeep Commander and the Dodge Viper. We plan to launch production of an all-new version of the Viper in 2012.

Partnering with Fiat, we have also begun to manufacture a diesel version of the Jeep Wrangler for retail sale in Europe that incorporates Fiat’s high-efficiency manual transmission as well as its stop/start technology, which is described in –Research, Development and Intellectual Property below.

In addition, beginning in 2011, we plan to build upon Fiat’s established Lancia brand in Europe by producing Lancia versions of our minivan and the Chrysler 300. These products, unlike those currently offered by Lancia, will be sold by Fiat in left-hand drive markets throughout Europe. Also in 2011, we will begin manufacturing a Chrysler 200 convertible and a Fiat 500 Cabriolet convertible in North America. In 2012, we anticipate several more vehicle launches, including new versions of the Jeep Liberty and the Dodge Viper, and an all-new Dodge C-class sedan. By the end of 2014, we expect that our entire lineup will consist of vehicles based on new platform architectures since 2009, more than half of which will be platforms shared with Fiat.

In 2012, we plan to produce a fully electrified version of the Fiat 500, which will be driven by a powertrain based on our electrification technology. We plan to design, manufacture and sell this vehicle in North America, and may also manufacture it for Fiat to sell in other areas of the world.

Brands

Building Brand Equity

We believe that we can increase our vehicle sales and reduce our reliance on sales incentives to dealers and retail customers by building the value of our brands. Accordingly, and in tandem with our recent product launches, we began a multi-year campaign to strengthen our Chrysler, Jeep, Dodge and Mopar brands, to develop Ram as a separate brand, and to reintroduce the Fiat brand in the U.S. and Canadian markets. We believe our efforts to reinvigorate our brands present us with a significant opportunity to increase sales by introducing new vehicles with individualized characteristics that are more closely aligned with each brand’s identity, as each brand has a strong heritage and enjoys broad recognition among consumers. As part of our efforts to build brand equity, we separated the Ram truck lineup from the Dodge brand and established the new Ram brand in 2009 to develop and market the distinct attributes of the vehicles in each brand’s product portfolio more effectively.

To help promote brand equity, each brand is headed by a single individual with responsibility for the brand identity and product portfolio. The head of each brand is responsible for assuring that each vehicle within that brand’s product lineup reflects brand attributes such as distinct appearance, capability, performance, content, ride and handling. In addition, we have separated advertising and marketing efforts for each brand to further underscore brand differentiation.

We believe that increased demand for premium versions of our vehicles, such as the Jeep Grand Cherokee Overland and the Ram Laramie Longhorn (winner of the 2010 “Luxury Truck of Texas” award from the Texas Auto Writers Association), demonstrates that our focus on brand equity is already expanding our reach within these vehicle segments and helping to capture luxury buyers.

As with our own brands, our management of the Fiat brand for the North American market is headed by a single individual. We and Fiat are jointly responsible for determining strategies, policies and plans relating to this portfolio and Chrysler Group is responsible for management and implementation of such plans and policies. The Fiat brand in North America will represent a fun and eco-friendly attitude, with cars (such as the Fiat 500) principally in the mini, small and compact vehicle segments. Fiat brand vehicles will be sold through distinct dealerships as described below in –Distribution.

Vehicle Sales

The U.S. economy is recovering slowly from a recession that began in late 2007 and became increasingly severe with the global credit crisis in 2008 and 2009. The weaker economic conditions led to a substantial industry-wide decline in vehicle sales in the U.S., which fell from 16.5 million vehicles in 2007 to 13.5 million vehicles in 2008, with SAAR falling to less than ten million vehicles in the first quarter of 2009. The impact of this downturn on our market share was particularly pronounced and sustained, partly as a result of constraints Old Carco faced in investments in the development and launch of new and significantly refreshed vehicles while operating as part of Daimler, and later as a Cerberus entity.

Old Carco’s market share and vehicle sales declined over the decade prior to the 363 Transaction, in part as a result of reduced investment in product development and the launch of relatively few new or significantly refreshed vehicles. As a part of Daimler, Old Carco did not benefit from extensive collaboration on product development and did not freely share in new product technologies developed by its parent company. The onset of the global credit crisis in 2008, shortly after Cerberus acquired control of Old Carco, exacerbated existing strains on Old Carco’s liquidity, interrupting Old Carco’s development and launch of new or significantly refreshed vehicles in 2008 and 2009, which has had a continuing adverse effect on our sales and market share. The global credit crisis also significantly constrained the availability of financing to Old Carco’s dealers and retail customers, which also contributed to the decline in Old Carco’s vehicle sales. In addition, Old Carco’s vehicle sales were adversely affected by increased fuel prices beginning in 2008 due to the predominance of larger, less fuel-efficient vehicles in its product portfolio.

Subsequent to the 363 Transaction, we have taken a number of product development and improvement actions, as described in –Products, above, and in –Research, Development and Intellectual Property, below.

The following table summarizes our new vehicle sales by geographic market:

	Years Ended December 31,
	2010(1)			2009(1)(2)			2008(1)			2007(1)			2006(1)
	(vehicles in thousands)
	Chrysler Group	Industry	Percentage of Industry	Chrysler Group and Old Carco	Industry	Percentage of Industry	Old Carco	Industry	Percentage of Industry	Old Carco	Industry	Percentage of Industry	Old Carco	Industry	Percentage of Industry
U. S.	1,085	11,770	9.2%	931	10,603	8.8%	1,453	13,497	10.8%	2,077	16,463	12.6%	2,143	17,053	12.6%
Canada	205	1,581	13.0%	163	1,481	11.0%	223	1,672	13.3%	233	1,688	13.8%	221	1,664	13.3%
Mexico	79	846	9.3%	83	776	10.6%	116	1,069	10.9%	128	1,147	11.2%	128	1,179	10.9%

Total North America	1,369	14,197	9.6%	1,177	12,860	9.2%	1,792	16,238	11.0%	2,438	19,298	12.6%	2,492	19,896	12.5%
Rest of World	147	57,697	<1.0%	141	51,044	<1.0%	215	50,139	<1.0%	238	50,627	<1.0%	206	46,922	<1.0%

Total World-wide	1,516	71,894	2.1%	1,318	63,904	2.1%	2,007	66,377	3.0%	2,676	69,925	3.8%	2,698	66,818	4.0%

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2)	For 2009, we have combined the vehicles sales of Old Carco and Chrysler Group. Vehicle sales in the U.S. were 426 thousand from January 1, 2009 to June 9, 2009 and 505 thousand from June 10, 2009 to December 31, 2009. Vehicle sales in Canada were 71 thousand from January 1, 2009 to June 9, 2009 and 92 thousand from June 10, 2009 to December 31, 2009. Vehicle sales in Mexico were 34 thousand from January 1, 2009 to June 9, 2009 and 49 thousand from June 10, 2009 to December 31, 2009. The balance of the international sales was 62 thousand from January 1, 2009 to June 9, 2009 and 79 thousand from June 10, 2009 to December 31, 2009.

Our vehicle sales in the U.S., our primary market, increased by approximately 154 thousand vehicles, or 16.5 percent, in 2010 from 2009. U.S. automotive industry new vehicle sales in 2010 were approximately 11.8 million vehicles, an increase of 11.0 percent from 2009. Our new vehicle market share in the U.S. for 2010 increased to 9.2 percent from 8.8 percent for 2009. The Chrysler Town & Country minivan was the number one selling minivan in the U.S. in 2010, with over 112 thousand vehicles sold. Together with the Dodge Grand Caravan, we sold approximately 45.3 percent of the new minivans in the U.S. during 2010.

Our vehicle sales in Canada improved by 25.8 percent in 2010 from 2009, while our vehicle sales in Mexico declined by 4.8 percent in 2010 from 2009. Canadian automotive industry new vehicle sales in 2010 were approximately 1.6 million vehicles, an increase of 6.8 percent from 2009 levels. Our combined new vehicle market share in Canada for 2010 increased to 13.0 percent from 11.0 percent for 2009. Industry new vehicle sales in Mexico in 2010 were approximately 846 thousand vehicles, an increase of approximately 70 thousand from 2009. In Mexico, our combined new vehicle market share for 2010 was 9.3 percent, a decrease from 10.6 percent for 2009. The automotive industry in Mexico experienced a shift in demand away from pick-up trucks and utility vehicles toward passenger cars in 2010. Our product lineup was more weighted toward utility vehicles, minivans, trucks and large sedans, which caused our market share in Mexico to decline in 2010 from 2009.

Our vehicle sales in markets outside North America in 2010 were 147 thousand, a 4.3 percent increase compared with 2009. The South America region led 2010 vehicle sales outside North America with 41 thousand vehicles sold.

See Note 20, Geographic Information of our accompanying audited consolidated financial statements and Note 20, Segment Reporting and Geographic Information of Old Carco’s accompanying audited consolidated financial statements for information about our revenues and long-lived assets by geographic area.

The following table summarizes the total U.S. industry sales of new motor vehicles of domestic and foreign models and our relative competitive position:

	Years Ended December 31,
	2010(1)			2009(1)(2)			2008(1)			2007(1)			2006(1)

							(vehicles in thousands)
	Chrysler Group	Industry	Percentage of Industry	Chrysler Group and Old Carco	Industry	Percentage of Industry	Old Carco	Industry	Percentage of Industry	Old Carco	Industry	Percentage of Industry	Old Carco	Industry	Percentage of Industry
Cars
Small	45	1,965	2.3%	36	1,957	1.8%	84	2,365	3.6%	101	2,335	4.3%	109	2,211	5.0%
Mid-size	82	2,179	3.8%	61	2,026	3.0%	106	2,506	4.2%	157	2,749	5.7%	102	2,613	3.9%
Full-size	113	857	13.1%	99	775	12.8%	167	1,094	15.2%	270	1,524	17.7%	298	1,878	15.9%
Sport	44	609	7.3%	32	609	5.3%	49	785	6.3%	42	950	4.4%	41	1,054	3.9%

Total Cars	284	5,610	5.1%	228	5,367	4.3%	406	6,750	6.0%	570	7,558	7.5%	550	7,756	7.1%

Minivans	216	476	45.3%	175	434	40.4%	242	614	39.5%	314	807	38.9%	371	988	37.5%
Utility Vehicles	372	3,645	10.2%	333	3,046	10.9%	518	3,619	14.3%	767	4,722	16.2%	760	4,552	16.7%
Pick-up Trucks	207	1,602	12.9%	184	1,384	13.3%	267	1,959	13.6%	408	2,669	15.3%	440	2,846	15.5%
Van & Medium- Duty Truck	6	437	1.3%	11	372	3.1%	20	555	3.6%	18	707	2.5%	22	911	2.4%

Total Vehicles	1,085	11,770	9.2%	931	10,603	8.8%	1,453	13,497	10.8%	2,077	16,463	12.6%	2,143	17,053	12.6%

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2)	For 2009, we have combined the vehicle sales of Old Carco and Chrysler Group.

Fleet Sales and Deliveries

Our vehicle sales and market share data presented in the above tables include fleet sales as well as sales by our dealers to retail customers. Fleet sales consist of sales to rental car companies, commercial fleet customers, leasing companies and government entities.

The following tables summarize our U.S. fleet sales and the amount of those sales as a percentage of our total U.S. vehicle sales annually since 2006 and quarterly during 2010:

	Years Ended December 31,
	2010(1)	2009(1)(2)	2008(1)(2)	2007(1)(2)	2006(1)(2)
	(vehicles in thousands)
Rental Car Companies	317	171	315	484	502
Other Fleet Customers	75	70	124	151	140

Total U.S. Fleet	392	241	439	635	642

Percentage of Total U.S. Vehicle Sales	36.1%	25.9%	30.2%	30.6%	30.0%

(1)	Certain fleet sales that are accounted for as operating leases are included in sales as of the delivery date although no revenue is recognized on that date.
(2)	Chrysler Group began operations on June 10, 2009. The table reflects fleet sales of Old Carco for 2006, 2007 and 2008 and combined fleet sales of Old Carco and Chrysler Group for 2009.

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Total 2010
	(vehicles in thousands)
Total U.S. Fleet	104	116	98	74	392
Total U.S. Vehicle Sales	234	293	293	265	1,085
Percentage of Total U.S. Vehicle Sales	44.4%	39.5%	33.6%	27.7%	36.1%

Although our vehicle sales to dealers for sale to retail customers are normally more profitable than our fleet sales, our fleet sales are an important source of revenue and can also be an effective means for marketing our vehicles. Further, fleet orders also help normalize our plant production because they typically involve the delivery of a large, pre-determined quantity of vehicles over several months. Fleet sales are also a source of aftermarket service parts revenue for us and service revenue for our dealers. In recent years, our fleet customers, particularly our commercial and government fleet customers, have tended to order vehicles that are smaller and are more fuel-efficient.

Mopar

We sell Mopar-branded accessories and collision, repair, maintenance and performance parts for our vehicles primarily to our dealers and distributors. Through our dealer network, we also sell service contracts to retail customers for extended vehicle maintenance and repair. In 2010, our Mopar operations included 46 parts distribution centers, 20 of which were located in North America.

We believe that our customers’ future vehicle buying decisions are influenced by their experience with vehicle service parts and service. We market Mopar as a standalone brand to increase the use of our products by, and improve the experience of, car enthusiasts and service providers who purchase replacement service parts and vehicle accessories.

We took several actions in 2010 to improve our customer care experience at our dealers and to enhance revenue opportunities. For example, we asked our U.S. dealers to extend their service hours to include Saturday and evening hours, and to market express oil change or other quick services using Mopar supplies. To support this effort, we began to offer Saturday parts ordering and delivery services. By the end of 2010, approximately 70 percent of our U.S. dealers offered Saturday service hours, and more than 25 percent provided an “express lane” or other quick service program. We also hired several hundred additional technical advisors to support the vehicle maintenance and repair services of our dealers and other aftermarket service providers. In addition, we introduced the Mopar eStore to provide on-line shopping for Mopar service parts and accessories via www.mopar.com.

Competitive Position

The automotive industry is highly competitive, especially in the U.S., our primary market, with 11 large manufacturers with significant market share offering more than 350 vehicle models. Vehicle manufacturers must continuously engineer improvements in vehicle design, performance and content to meet customer demands for quality, reliability, fuel efficiency, comfort, driving experience, style, and safety. To enhance our competitive position, we are renewing our existing product lineup and introducing smaller, more fuel-efficient vehicles to balance our product lineup, which has been traditionally more weighted toward utility vehicles, minivans, trucks and large sedans.

Historically, some manufacturers have relied heavily upon dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized, or subvented, financing or leasing programs to compete for vehicle sales. Although we will continue to use such incentives selectively to market particular models in particular geographic regions during specific time periods, we intend to focus more of our efforts on improving vehicle sales primarily by building brand value, balancing our product portfolio, and improving the content, quality and performance of our vehicles. See –Products and –Brands, above, for information about our initiatives in those areas and Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends, Uncertainties and Opportunities—Pricing for additional discussion of incentives.

Our ability to increase or maintain vehicle prices and reduce reliance on incentives is limited by intense price competition resulting from the wide variety of available competitive vehicles in each segment of the new car market and overcapacity in the automotive industry. At the same time, we may not be able to gain a competitive advantage by lowering prices as a means to increase vehicle sales without adversely affecting our profitability, since our ability to reduce costs is limited by commodity price increases, terms with suppliers, evolving regulatory requirements and collective bargaining agreements that limit our ability to reduce labor expenses. Our competitors may respond to market conditions by offering, in general or with respect to select vehicles, option package discounts, subsidized financing or leasing programs, price rebates or other sales incentives, or by reducing vehicle prices in certain markets.

The following table provides new vehicle U.S. market share information for Chrysler Group and its principal competitors:

	Years Ended December 31,
	2010	2009	2008	2007	2006
Chrysler Group(1)	9.2%	8.8%	10.8%	12.6%	12.6%
GM	18.8%	19.6%	21.9%	23.3%	24.0%
Ford	16.4%	15.3%	14.2%	14.6%	16.0%
Toyota	15.0%	16.7%	16.4%	15.9%	14.9%
Honda	10.5%	10.9%	10.6%	9.4%	8.9%
Nissan	7.7%	7.3%	7.0%	6.5%	6.0%
Hyundai/Kia	7.6%	6.9%	5.0%	4.7%	4.4%
Other	14.8%	14.5%	14.1%	13.0%	13.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Chrysler Group began operations on June 10, 2009. The table reflects market share of Old Carco for 2008 and earlier periods and combined market share of Old Carco and Chrysler Group for 2009.

Distribution

We sell our vehicles to independent dealers in North America and to wholly-owned, affiliated, or independent distributors and dealers in various countries outside of North America, for sale to retail and fleet customers. As of December 31, 2010, there were 2,311 dealers in the U.S., 433 dealers in Canada, 111 dealers in Mexico, and 1,411 dealers in over 120 other countries in our dealer network.

The following table summarizes the number of dealers in our dealer network:

	As of December 31,
	2010	2009	2008	2007	2006
U.S.(1)	2,311	2,352	3,298	3,585	3,749
Canada	433	434	453	455	459
Mexico	111	115	117	117	118
Rest of World	1,411	1,532	1,594	1,638	1,528

Total Worldwide(2)(3)	4,266	4,433	5,462	5,795	5,854

(1)	The reduction in the number of U.S. dealers in 2009 reflects Old Carco’s termination of 789 dealers in its bankruptcy proceeding, to optimize the dealer network prior to its assumption by Chrysler Group.
(2)	Chrysler Group began operations on June 10, 2009. The table includes Old Carco information for 2008 and earlier periods.
(3)	Excludes dealers selected to sell Fiat brand vehicles (beginning in 2011) that were not otherwise Chrysler Group dealers in 2010.

A stable network of profitable dealers is important to our plans to increase vehicle sales. In order to attract customers, dealers need to make significant investments to construct, renovate, and maintain modern sales and service facilities that are equipped with state-of-the-art diagnostic equipment, tools and information management systems, and staffed by well-trained sales and service personnel. We believe significant economies of scale can be achieved by having one strategically located dealer sell all of our brands of vehicles in a particular area rather than having multiple dealers within close proximity selling the same brand of vehicles.

In this regard, Old Carco had initiated a dealer network optimization plan in the U.S. designed to increase vehicle sales by strengthening dealer profitability, in part, through dealer consolidation. This process was accelerated through Old Carco’s bankruptcy proceeding, during which 789 dealers were terminated. Certain legal matters relating to those terminations are described below in Item 8. Legal Proceedings.

Approximately 82 percent of the U.S. dealers in our dealer network reported to us that they were profitable by the end of 2010, despite the continuing weakness in the U.S. economy. Nearly all of the dealers in our dealer network have access to wholesale financing through Ally (as discussed in –Dealer and Customer Financing, below), or through other lenders. Since we began operations in June 2009, dealers in our network have committed to invest more than $300 million in new construction and major renovations in their dealerships.

In 2010, we were appointed the exclusive distributor for Fiat and Fiat Professional (light commercial) vehicles and service parts in Mexico, and we will be the exclusive distributor for Fiat brand vehicles and service parts in the U.S. and Canada.

Beginning in March 2011, we will offer the Fiat 500 for retail sale, which we have begun to manufacture in our Toluca, Mexico plant. We will make a greater profit on the manufacture and distribution of the Fiat 500 in North America than we would make if we acted only as a distributor. We began selecting dealers for the sale of Fiat brand vehicles and service parts in the U.S. during the fourth quarter of 2010. As of December 31, 2010, we had selected 122 Fiat brand dealers in the U.S., of which 120 are current Chrysler, Jeep, Dodge and Ram brand dealers. We intend to develop a U.S. network of approximately 165 Fiat brand dealers in approximately 120 metropolitan areas in 37 states, as well as Puerto Rico. We chose these metropolitan areas based on current small-car registration levels and anticipated growth in the local small-car market over the next five years. We also anticipate establishing 67 Fiat dealerships in Canada, of which 58 were selected during 2010.

We also are pursuing plans to reintroduce Alfa Romeo brand vehicles and service parts in Mexico in 2011, and in the U.S. and Canada in 2012. In addition, we have a right of first refusal with respect to the distribution of Fiat’s Lancia brand vehicles in those markets.

At the same time, we are preparing for Fiat to serve as the exclusive distributor for our vehicles and service parts in certain markets outside of North America. In 2010, we developed a new business model for the distribution of our vehicles in select European countries, in which we will integrate the activities of our sales companies for each country into Fiat’s distribution organization. Fiat now manages distribution of our vehicles and service parts in that region, and will begin to serve as our general distributor in Europe starting in June 2011, selling our products through a network of newly appointed dealers.

In addition, we are establishing arrangements for one or more of our vehicles to be distributed under the Fiat brand in Europe through Fiat’s dealer network. We are also developing strategies by which we can benefit from Fiat’s longstanding presence in Brazil, the largest automotive market in South America. Further, we are exploring opportunities for the production and expansion of the sale of Chrysler Group products in emerging markets such as China and Russia.

Dealer and Customer Financing

Because our dealers and retail customers finance the purchase of a significant percentage of the vehicles we sell, the availability and cost of financing is among the most significant factors affecting our vehicle sales volumes. Dealers use wholesale financing arrangements to purchase vehicles from us to maintain inventory adequate to drive retail vehicle sales. Retail customers use a variety of financing and lease programs, including programs in which we offer financial subsidy incentives, capitalized cost reductions or special terms through a financial services company, to acquire new vehicles from our dealers. Historically, like most large automakers, Old Carco relied on an affiliated, or captive, finance company to provide most of this financing. Following the 363 Transaction, we do not have a captive finance company and instead rely upon strategic relationships developed with independent financial service providers, principally Ally, to provide critical financing and support for our dealers and retail customers, as described below.

In connection with the 2009 restructuring of the U.S. automotive industry, and with the assistance of the U.S. Treasury, we entered into an auto finance relationship with Ally. Ally historically was the captive finance company of General Motors Corporation, or General Motors, one of our principal competitors. Ally provides wholesale and retail financing to our dealers and retail customers in the U.S., Canada and Mexico pursuant to the terms of an Auto Finance Operating Agreement that we signed with Ally on August 6, 2010. This agreement replaces a binding term sheet that we entered into with Ally at the time of the 363 Transaction. Ally is one of the world’s largest automotive financial services companies. We do not have an exclusive arrangement with Ally, which has similar agreements with General Motors and Nissan Motor Company and provides wholesale and retail financing to support other vehicle manufacturers.

Pursuant to the Auto Finance Operating Agreement, Ally is required to consider applications for financing made by our dealers and retail customers in accordance with its usual and customary standards, and to make lending decisions in accordance with its business judgment. As a customer incentive, we subsidize interest rates or cash payments required at the inception of the financing arrangement, a practice known as “subvention.” Our agreement with Ally is not exclusive. Ally provides consumer and dealer financing to other manufacturers and our dealers and retail customers obtain financing, including some subvented financing from other financing sources. Under the agreement, however, we must offer all subvention programs to Ally, and we are required to ensure that Ally finances a specified minimum percentage of the units we sell in North America under rate subvention programs in which it elects to participate. We also have agreed to repurchase certain Ally-financed inventory upon certain triggering events. The Ally agreement extends through April 30, 2013, with automatic one-year renewals unless either party elects not to renew.

In an effort to expand the financing options for our U.S. retail customers, in 2010, we also entered into subvention agreements with Santander Consumer USA, Inc. for loans to sub-prime retail customers, and with US Bank, N.A. for lease financing. These supplemental programs are important sources of financing for our retail customers as Old Carco historically had relatively high proportions of subprime customers and customers using lease financing to acquire vehicles. Additionally, Chrysler Canada has arrangements with a number of financial institutions to provide a variety of retail financing programs to our Canadian retail customers.

As of December 31, 2010, Ally was providing wholesale financing to approximately 62 percent of our dealers in the U.S. For the year ended December 31, 2010, we estimate that approximately 78 percent of the vehicles purchased or leased by our retail customers were financed, and approximately 24 percent of such purchases or leases were financed through subvented programs with Ally and other lenders. Approximately 17 percent and 18 percent of the vehicles we and/or Old Carco sold in 2009 and 2008, respectively, were financed through subvention programs.

Finally, as part of the Fiat alliance, we entered into agreements with financial services affiliates of Fiat for the provision of financing to our dealers and customers in China, Argentina, Brazil and certain countries in Europe.

Research, Development and Intellectual Property

We engage in research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability and customer perception of our vehicles. As of December 31, 2010, we employed over 4,000 engineers with an average of approximately 15 years of Chrysler experience. Our engineers support our product development efforts and have expertise in a number of disciplines, including mechanical, electrical, material and chemical engineering. We also provide an internal program in which a portion of our engineers receive cross-training in various technical and business functions.

We typically conduct consumer research during the early stages of new product development initiatives in order to identify key feature and vehicle attributes that consumers desire. Although a substantial portion of our research and development work is done in support of specific new vehicles that are in development, we also engage in research and development of new technologies outside of our regular product development cycles that, if successful, can be applied in new products. As is typical in the automotive industry, we often collaborate with our suppliers on research and development.

Our research and development spending is used for a number of activities that support development of new and existing vehicles and powertrain technologies, including building of three-dimensional models, virtual simulations, prototype building and testing (including with respect to the integration of safety and powertrain technologies) and assembly of pre-production pilot models.

In 2010, we significantly expanded our investment in research and development activities and have prioritized development of vehicles with greater fuel efficiency and reduced emissions, as well as enhanced our Uconnect technology.

The following table summarizes our research and development expenses:

	Chrysler Group (Successor)		Old Carco (Predecessor A)
	Year Ended December 31, 2010	Period from June 10, 2009 through December 31, 2009	Period from January 1, 2009 through June 9, 2009	Year Ended December 31, 2008
	(in millions)		(in millions)
Research and development expense	$1,500	$626	$452	$1,525

Fuel-Efficiency and Reduced Emissions

We have made the development of more fuel-efficient vehicles a priority to meet retail customer preferences, comply with future regulation and as part of our commitment to sustainability. We are therefore focusing our research efforts on five areas aimed at reducing fuel consumption and emissions: vehicle energy demand, engines, transmissions, axles, and hybrid and fully electrified vehicles.

Vehicle Energy Demand

Our research in reducing vehicle energy demand examines ways to optimize vehicle weight, aerodynamic drag, tire performance, braking drag and driveline losses. For example, we have increased our use of high-strength steel to reduce vehicle weight, and thus fuel consumption, while still meeting standards for vehicle safety. Approximately 70 percent of the body structure in the new CUSW platform, which we intend to introduce in 2012, will be of high-strength composition. Our research also seeks to reduce electrical load through higher efficiency fans and fuel pumps.

We also continue to research vehicle applications for thermal management, which optimizes the way in which energy is utilized, extracted and re-utilized so as to reduce total energy consumption. Thermal management technologies will not only help reduce fuel consumption, but will also be a critical factor in extending battery range for hybrid electric and all-electric vehicle models in the future. Our current research efforts include various strategies to warm engines and transmissions faster, to have our vehicles run at an ideal set point, and to recapture waste heat.

To further reduce fuel consumption, we will incorporate the Fiat stop/start technology into our product line in 2011, beginning with the Jeep Wrangler diesel to be sold in Europe. Stop/start technology turns off the engine and fuel flow at full stops, and re-starts them automatically upon acceleration. We plan to initiate fleet-wide integration of our own fuel-saving start/stop technology on a global basis. We expect to incorporate this technology into 90 percent of our models in North America by 2017.

Powertrain Technologies

Engines.  We introduced our new Pentastar V-6 engine in 2010. This engine features a lighter weight aluminum block with variable valve timing that, on average, improved fuel efficiency by 7 percent over predecessor engines in the nine models we tested. In December 2010, Wards’ Automotive recognized the Pentastar engine as one of the “10 Best Engines for 2011” for its refinement, power, fuel-efficiency and low emissions.

We introduced the Pentastar V-6 engine in the 2011 Jeep Grand Cherokee and in the production launches of nine other vehicles. Because this engine was designed with flexible architecture, we have the ability to use the engine in a range of models, and to use it together with a variety of advanced technologies, such as Fiat Multi-Air (described below), direct injection or turbo charging. Engineering efforts are currently underway to adapt this engine for use in additional Chrysler Group and Fiat vehicles, beginning with two additional vehicles in 2011. We manufacture the Pentastar V-6 engine at our facilities in Trenton, Michigan, and Saltillo, Mexico.

In connection with the production launch of the Fiat 500 in December 2010, we also began manufacturing the 1.4L 4-cylinder Fiat FIRE engine which incorporates Fiat’s Multi-Air technology. This added a fuel-efficient small engine to our portfolio. Fiat’s Multi-Air technology involves proprietary hardware and combustion strategies and controls resulting in the full control, lift and timing of engine valves, and delivers up to a 7.5 percent improvement in fuel efficiency and CO2 emissions, while enhancing performance. We are now adapting this technology to our 2.4L World Gas Engine, which will be used in future C- and D-segment vehicles in our product lineup, starting in 2012.

Transmissions.  We are adapting Fiat’s dual dry clutch transmission, or DDCT, for a select group of our vehicles. The DDCT combines the basic mechanical system of a conventional manual transmission assembly with an electronically controlled shifting system that the driver operates like an automatic transmission. The DDCT achieves improved fuel economy over a conventional automatic transmission when used in small- to medium-sized vehicles. DDCT technology will be introduced in the U.S. market in the second quarter of 2011 in the Chrysler 200 and the Dodge Avenger, as well as in future C-sedans.

In 2010, we entered into two commercial agreements with one of our key suppliers, ZF Getriebe GmbH, or ZF, for the design, engineering and manufacture of new automatic transmissions that deliver reduced fuel consumption with improved driving performance. The first agreement covers a rear-wheel drive 8-speed transmission for light- and medium-duty applications that is planned for use in vehicles starting in mid-2011. This transmission is expected to reduce fuel consumption by up to 12 percent over our current 5-speed transmissions. We ultimately plan to use this transmission in all of our rear-wheel drive vehicles except the heavy-duty versions of the Ram truck.

The second agreement with ZF covers an all-new 9-speed front-wheel drive transmission for medium-duty applications. ZF’s 9-speed transmission is not yet in production anywhere in the world, and will be made available in a Chrysler Group vehicle before being offered by any other vehicle manufacturer. This transmission is expected to reduce fuel consumption by up to 11 percent over our current 6-speed transmissions. We plan to use this transmission in many of our next generation C- and D-segment front-wheel drive vehicles starting in 2013. This transmission complements the DDCT, which is better suited to smaller, lower torque applications. We intend to manufacture the majority of our volume requirements for both the 8- and 9-speed ZF transmissions at our own facilities in Kokomo, Indiana under licenses from ZF, and to purchase the remainder of our volume requirements from ZF.

Axles.  We have a commercial agreement with an affiliate of ZF in which they will produce lightweight axles at one of our new facilities. This relationship affords us access to advanced axle technologies we could not develop on our own without investing significant time and capital. The proprietary ZF axles weigh up to 34 percent less than, and improve fuel efficiency by 2 percent relative to, comparable axles. We began to incorporate the ZF axles in the Jeep Grand Cherokee and Dodge Durango in 2010 and will use it in the Ram pick-up truck starting in 2011.

Hybrid and Fully Electrified Vehicles

Our research activities include the development of technology that can be used in a range of electrified vehicles, including conventional hybrids, plug-in hybrids, fully electrified and range-extended electric vehicles. A conventional hybrid vehicle includes both an internal combustion engine and an electric motor, while a plug-in hybrid vehicle also has rechargeable batteries that can be charged through an external power cord. A fully electrified vehicle contains only an electric motor, and a range-extended vehicle is a fully electrified vehicle that also contains a generator to power the vehicle when the batteries run low. Much of our effort is focused on optimizing combustion engine technology so that it will be compatible with hybrid electric vehicle technology, and addressing cost reduction strategies to ensure the affordability of such vehicles in the future.

Currently, we are developing in the U.S. a fully electrified version of the Fiat 500, using battery technology developed by Chrysler Group. The Fiat 500 is particularly well-suited for electric technology due to its light weight and small size. We plan to design, manufacture and sell this version of the Fiat 500 in North America. Production is currently scheduled to launch in 2012.

In 2010, we began a three-year demonstration project for a Ram truck plug-in hybrid. This rear-wheel drive vehicle is equipped with a lithium ion battery and has a 20 mile range of zero-emission, pure electric operation. For this demonstration project, we plan to build 140 trucks to be tested in various climates. We are also currently conducting a similar front-wheel drive vehicle demonstration project for a minivan.

Finally, we are exploring the development of non-electrified hybrid vehicles. We recently partnered with the U.S. Environmental Protection Agency, or the EPA, to develop and study a hybrid powertrain that will operate using hydraulic power or fuel. This hybrid hydraulic powertrain study will be aimed at light-duty vehicle applications.

Uconnect Technology

Our Uconnect radio products currently provide our retail customers access to broadcast media, including satellite broadcasts, personal content and rear seat entertainment, navigation services, traffic and travel data, and hands-free communication. We recently began installing our second generation of Uconnect radios with a new touch-screen, simplified steering wheel controls and hands-free voice commands. We are currently developing a third-generation, flexible Uconnect radio platform that can be personalized to serve the needs of retail customers with varying degrees of skill and comfort with technology. We expect this new platform to include the option to load user-selected applications, similar to smartphones and tablets, as well as accommodate connectivity with our retail customers’ own smartphones. Vehicles will be connected using cellular technology, Bluetooth and WiFi capabilities to provide navigational services, vehicle diagnostic services, automated emergency notification services, on-demand radio content and other connected services. As currently contemplated, this new platform will provide users with the option to control the radio with a hands-free system that recognizes natural speech. This platform will be designed so that it can be leveraged across our entire vehicle lineup, and can be easily modified in the future as this area of technology continues to evolve. We plan to begin producing vehicles with this new Uconnect technology starting in 2012.

Intellectual Property

We hold numerous patents for use in our business. We also jointly own or hold licenses to intellectual property in certain technologies with Fiat and other third parties pursuant to various commercial agreements. No single patent is material to our business as a whole. We also own a number of trademarks and service marks that are critical to the recognition of our products by consumers, including, in particular, the Chrysler, Jeep, Dodge, Ram and Mopar marks, described in –Brands.

Our intellectual property portfolio is supplemented by our license of certain Fiat intellectual property obtained in the 363 Transaction. The license is exclusive in North America and non-exclusive for other parts of the world.

Raw Materials, Services and Supplies

We procure a variety of raw materials, parts, supplies, utilities, transportation and other services from numerous suppliers to manufacture our vehicles, parts and accessories, primarily on a purchase order basis. Raw materials we use typically consist of steel, aluminum, resin, copper, lead, and precious metals including platinum, palladium and rhodium. In recent years, prices for many of these raw materials have fluctuated significantly and related freight charges have also increased. Prices for aluminum and copper increased significantly in the fourth quarter of 2010, which we expect to impact our costs for those materials starting in 2011. Our exposure to significant increases in steel prices in 2010 was limited because we purchased approximately two-thirds of our steel pursuant to fixed-price contracts. These contracts are scheduled to expire beginning in mid-2011.

Although we have not experienced any significant loss of production as a result of material or parts shortages, we, like our competitors, regularly source systems, components, parts, equipment and tooling from a sole provider or limited number of providers. Therefore, we are at risk of production delays and losses should any supplier fail to deliver goods and services on time. For example, in early 2011, we were forced to idle our minivan manufacturing plant in Windsor, Ontario for approximately one week as a result of a supply disruption.

In addition, in 2010, there was an industry-wide shortage of computer chips that we use for the electrical systems in our vehicles. There was also an industry-wide shortage of tires in 2010, as tire manufacturers that cut back capacity during the 2007-09 recession have not increased capacity at a rate sufficient to meet increasing industry demand. In both instances, we were nevertheless able to procure adequate supply to meet our 2010 targeted production of 1.6 million vehicles. We expect that these shortages will continue into 2011, but with less severity. We will continue to work closely with our suppliers to try to mitigate the effect of these shortages on our production.

Environmental and Regulatory Matters

The automotive industry is subject to extensive government regulation. Chief among these are vehicle and engine requirements governing safety, emissions and fuel economy and the environmental impacts of our manufacturing operations. As described below, regulations in the U.S. and other countries impose substantial testing and certification requirements with respect to vehicle emissions, fuel economy, noise and safety, and with respect to the emissions and operations of automotive plants. The cost of complying with these requirements can be significant, and violations or liabilities with respect to these requirements can result in fines, penalties, vehicle recalls, cleanup costs and claims for personal injury or property damage.

Vehicle Emissions

U.S. Standards.  Regulations issued by the EPA under the Clean Air Act and by California and other states impose emission limits on new motor vehicles and engines. The Clean Air Act Tier 2 standards apply to passenger cars, light trucks (which for this purpose includes our minivans, sport utility vehicles and pick-up trucks other than the Ram 2500/3500 Heavy Duty), and the heavy-duty emissions standards phased in beginning in 2007 that apply to heavy-duty vehicles (our medium-duty and chassis cab trucks) sold in the U.S. These standards require us to conduct both pre-and post-production vehicle testing to demonstrate compliance with these emissions limits.

Compliance certification is required from the EPA before a vehicle can be sold in the U.S. and from the California Air Resources Board, or the CARB, before it can be sold in California and other states that have adopted the California emissions requirements (discussed below). The Clean Air Act Tier 2 standards apply for the estimated useful life of a vehicle, and testing can be required for up to eleven years or 120,000 miles or longer depending on the compliance category. We are required to monitor and report issues with the emissions performance or the estimated useful life of our vehicles and can be required to recall, repair, or stop delivery of non-conforming vehicles.

In addition, the EPA and CARB regulations require that a vehicle’s emissions performance be monitored with onboard diagnostic, or OBD, systems. We have implemented hardware and software systems to comply with the OBD requirements. Conditions identified through OBD systems could lead to vehicle recalls with significant costs for related inspections, repairs, or per-vehicle penalties.

Compliance with emission standards applicable to vehicles with heavy-duty diesel engines requires the use of additional emissions controls, which are costly and require periodic customer maintenance. We are phasing in use of one such control, selective catalyst reduction, or SCR, technology, in our heavy-duty trucks. The EPA and CARB recently settled litigation challenging the EPA’s 2010 model year heavy-duty standards and related SCR guidance. As part of the settlement, the EPA agreed to reexamine its policies regarding SCR-equipped engines for 2011 and later model years. A future decision that constrains the use of SCR technology could interfere with our ability to sell heavy-duty vehicles.

California Standards.  California sets its own, more stringent, emissions standards pursuant to a waiver from the EPA under the Clean Air Act. CARB has adopted requirements relating to vehicle certification, OBD, and tailpipe emissions limitations known as the Low Emission Vehicle II, or LEV II, standards. CARB is also developing stricter LEV III standards which we expect to apply beginning with 2014 model year vehicles. CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California must be zero emission vehicles, or ZEV, such as electric vehicles or hydrogen fuel cell vehicles. A manufacturer can earn credits toward this requirement through the sale of advanced-technology vehicles such as hybrid electric vehicles or natural gas vehicles with extremely low tailpipe emissions that generate ZEV credits. The rules also provide some ZEV credits for partial zero-emission vehicles, or PZEVs, which can be internal combustion engine vehicles certified to very low tailpipe emissions and zero evaporative emissions. The ZEV regulations, which CARB revised most recently in February 2009 with respect to 2012 and subsequent model years, require increasing volumes of battery electric and other advanced technology vehicles with each model year. We currently comply with the ZEV requirements using a variety of vehicles, including PZEVs, hybrid ZEVs, and neighborhood electric vehicles.

The Clean Air Act permits other states to adopt California’s stricter emission standards. Eleven other states (New York, Massachusetts, Maine, Vermont, Connecticut, Pennsylvania, Rhode Island, New Jersey, Oregon, Washington and Maryland, as well as the Province of Quebec), currently use California’s emission standards in lieu of the federal EPA standards and ten states have also adopted the California ZEV requirements. Arizona has adopted the California standards beginning with the 2012 model year.

The introduction of the Fiat 500 in the U.S. market in 2011 will enhance our ability to comply with federal EPA and California emissions standards since compliance is based on a fleet-wide sales weighted average and we expect to combine Fiat and Chrysler Group fleets. In addition, the battery electric version of the Fiat 500, which is scheduled to be introduced for sale in the U.S. in 2012, will assist our efforts to comply with the ZEV mandate.

California also has greenhouse gas, or GHG, emissions limitations, which are discussed below in –Vehicle Fuel Economy & GHG Regulations.

European Standards.  The European Union, or EU, regulates emissions for vehicles sold in its member states. Similar regulations from the United Nations Economic Commission for Europe have been adopted by other European countries. European regulations, like those in the U.S., require certification by regulatory authorities of the emissions performance of our new vehicles before they can be sold. The current Euro-5 EU emission standard was adopted in 2009. The more stringent Euro-6 EU standard will apply to 2014 and later model year vehicles. The new standards will require the development of additional diesel engine technology, which is likely to increase the cost of diesel engines and reduce their fuel economy. The EU also requires such programs as OBD and pre- and post-production testing. We expect a combined Chrysler and Fiat vehicle fleet to meet the requirements of both the Euro-5 and Euro-6 standards as applicable.

Other Regions.  Vehicles sold in Asia, South America and other parts of the world are also subject to local emissions and evaporative standards and OBD requirements. We expect to comply with such requirements, which are generally based on the EU standards, California standards, or a hybrid standard based on those established programs.

Vehicle Fuel Economy & GHG Regulation

U.S. Requirements.  Since enactment of the 1975 Energy Policy and Conservation Act, or EPCA, the National Highway Traffic Safety Administration, or NHTSA, has established minimum average fuel economy requirements, known as Corporate Average Fuel Economy, or CAFE, standards, for fleets of new passenger cars and light-duty trucks sold in the U.S. A manufacturer is subject to civil penalties if it fails to meet the CAFE standard in any model year, after taking into account all available credits for performance in the last three model years or expected performance in the next five model years. Passenger cars imported into the U.S. are averaged separately from those manufactured in the U.S., but all light trucks are averaged together.

The CAFE standard applicable to 2010 model year domestic and imported passenger car fleets is 27.5 miles per gallon. The standard applicable to our 2010 model year light-duty truck fleet is 23.5 miles per gallon. Our 2010 model year fleets complied with the standards.

The 2007 Energy Independence and Security Act revised the CAFE program and required the NHTSA to establish more stringent CAFE standards beginning with the 2011 model year. Among other things, although there will continue to be separate standards for cars and light trucks, standards must be set such that they increase year over year to achieve a 35.0 mile per gallon combined car and truck fleet industry average by model year 2020. In March 2009, the NHTSA established the industry-wide combined average of 27.3 miles per gallon as the CAFE standard for the 2011 model year but did not then establish standards for future model years. We expect that our 2011 model year fleets will comply with this standard.

In addition, there has been significant interest among vehicle manufacturers, governmental authorities, environmental groups, and consumers regarding the effect of GHG vehicle emissions, primarily carbon dioxide (CO2), on the global climate. There has also been significant regulatory uncertainty in this area since regulating GHG vehicle emissions also has the effect of regulating fuel economy.

In May 2009, President Obama announced an agreement in principle among the EPA and other federal agencies, the State of California and the automotive industry to establish a coordinated national program to reduce GHGs under the Clean Air Act and improve fuel economy. The EPA and the NHTSA subsequently issued a joint final rule under the EPCA and the CAFE standards to implement a coordinated national GHG and fuel economy program for light-duty vehicles (passenger cars, light-duty trucks, and medium-duty passenger vehicles) establishing standards for model years 2012 through 2016. Those agencies are expected to issue a proposed rule for standards for model year 2017 through 2025 light-duty vehicles by September 1, 2011. They also expect to issue a joint final rule in 2011 that will establish a similar national program applicable to heavy-duty vehicles beginning with model year 2014 for binding GHG standards, and model year 2016 for binding fuel economy standards.

These national programs are intended to avoid conflicting requirements through regulatory convergence of the GHG and fuel economy standards established by U.S. federal and various state governmental authorities, including CARB. In September 2010, the EPA, the NHTSA and CARB issued a joint technical assessment based on information obtained from various parties, including vehicle manufacturers, regarding the potential cost, effectiveness of, and lead-time requirements for numerous technologies, in order to inform future rulemaking.

The agreement in principle announced by President Obama in May 2009 provided that California would enforce its own GHG standards for the 2009 through 2011 model years, and defer to federal standards for the 2012 through 2016 model years. It also provided for a stay of the litigation brought by the automotive industry challenging the rights of states to regulate vehicle GHG emissions, such as the GHG standards previously established by CARB pursuant to California law, which we refer to as AB 1493, and the waiver of preemption provided by the EPA allowing states to regulate vehicle GHG emissions. Parallel proceedings brought against the states of Vermont and Rhode Island, which have adopted California’s GHG standards, were also stayed. Each of these litigation matters was dismissed following issuance of the joint final rule in 2010 described above that established standards for model years 2012 through 2016.

Although the standards are challenging, we believe that the vehicles in our current product plan will meet the applicable federal and California standards established through the model year 2016. Since there is no uniform national program in effect for model years after 2016, it is possible that future conflicting governmental regulations regarding GHG emissions and fuel economy could require us to take costly actions or limit the sale of our vehicles in certain states. We could also be adversely affected if pending litigation by third parties outside of the automotive industry challenging the EPA’s regulatory authority with respect to GHGs is successful, and, as a result, CARB were to enforce its GHG standards under AB 1493.

European Requirements.  The EU promulgated passenger car carbon dioxide emissions regulations, beginning in 2012 and phasing in compliance through 2015. These regulations target vehicle weight, calculated as an average across the manufacturer’s fleet. The law also provides certain flexibilities, such as credits for “eco-innovations,” alternative fuel use, and vehicles with very low carbon dioxide emissions. We are developing a compliance plan based on our predicted fleets and vehicle CO2 emissions averages of Chrysler and Fiat vehicles. The EU also adopted CO2 emissions standards for light commercial vehicles, a program similar to the passenger car program.

Another set of regulations, called the “complementary measures” laws, will or may require low-rolling resistance tires, tire-pressure monitors, gear shift indicators, fuel economy indicators and more efficient air conditioners. Some EU members have adopted or are considering CO2-based tax incentives.

Canadian Requirements.   Canadian federal emissions regulations are substantially similar to the U.S. regulations described above, including compliance certification requirements.

Requirements in Other Regions.   China, Korea, India and South American countries have proposed or are considering establishing fuel economy/GHG emissions requirements that would pose additional compliance obligations, and will affect the cost of our vehicles as a result.

Vehicle Fuel Content

For years EPA regulations have allowed conventional gasoline to contain up to 10 volume percent ethanol, or E10, and we and other vehicle manufacturers designed vehicles to accommodate E10. Ethanol is an alcohol-based fuel generally made with starch crops, such as corn. Proponents of ethanol maintain that its use can reduce greenhouse gas emissions and dependence on oil.

In response to an application for waiver filed by ethanol manufacturers, the EPA recently granted waivers under the Clean Air Act that allow fuel manufacturers to introduce into commerce gasoline containing up to 15 volume percent ethanol, or E15, for use in certain light-duty vehicles (including passenger cars, light-duty trucks and sport utility vehicles). The first waiver, granted in October 2010, allows such use in model year 2007 and newer vehicles, and the second waiver, granted in January 2011, allows such use in model year 2001 through 2006 vehicles.

The automotive industry had expressed concern to the EPA in connection with the E15 waiver application that the use of E15 in prior model year vehicles designed for E10 could result in fuel system failures, OBD system warnings, customer dissatisfaction and increased warranty claims since ethanol is more corrosive than gasoline. The EPA imposed conditions on the waivers that it believes will assure the quality of E15 and reduce the potential for misfueling of older model year vehicles. Lawsuits challenging the October waiver were brought by representatives of the automotive industry and other groups and are pending. Similar legal challenges to the January waiver are likely.

Certain of our vehicles are specially designed as flexible fuel vehicles capable of using up to 85 volume percent ethanol, or E85, or conventional gasoline, or any mixture of those two fuels. By 2013, we expect that all of our engines will be designed to be flexible fuel capable, and we expect that approximately 50 percent of our fleet will be flexible fuel vehicles.

Vehicle Safety

U.S. Requirements.   Under federal law, all vehicles sold in the U.S. must comply with all applicable Federal Motor Vehicle Safety Standards, or FMVSS, promulgated by the NHTSA, and they also must be certified by their manufacturer as being in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act, or TREAD Act, requires us to report certain information related to certain claims and lawsuits involving fatalities and injuries in the U.S. if alleged to be caused by our vehicles, and other information related to customer complaints, warranty claims, and field reports in the U.S., as well as information about and fatalities and recalls outside the U.S.

Several new or amended FMVSS’s will take effect during the next few years (sometimes under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in). These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to the roof crush resistance requirements (FMVSS No. 216), and an amendment to the head restraint requirements (2FMVSS No. 202a). In addition, the NHTSA recently proposed to adopt a new FMVSS that would require all light vehicles to be equipped with a rear-mounted video camera and an in-vehicle visual display. Compliance with these new requirements, as well as other possible prospective NHTSA requirements, is likely to be difficult and/or costly.

Requirements in Other Regions.   We are subject to certain safety standards and recall regulations in the markets outside the U.S. in which we operate. Foreign safety standards often have the same purpose as the U.S. standards, but they may differ in their requirements and test procedures. From time to time, other countries adopt safety requirements that are more stringent than U.S. standards. The EU and many other countries require “type approval” by a government agency before a vehicle can be sold, while the U.S. and Canada require “self-certification” by the manufacturer.

Environmental Regulation of Manufacturing Operations

We operate manufacturing facilities and other facilities, primarily in the U.S., Canada and Mexico, that are subject to a multitude of federal, state and local environmental protection laws, including those that govern air emissions, water discharges, hazardous substance handling, storage and use, waste generation, management and disposal, remediation of site contamination and that impose various operating permit, data collection and reporting requirements.

A variety of air, water and waste regulations are proposed for modification by the EPA or state agencies. Proposed changes include modifications to the particulate National Ambient Air Quality Standard, nitrogen oxide rules, the “boiler MACT” (maximum achievable control technology), the “RICE (reciprocating internal combustion engine) Rule,” and others.

The EPA issued a national GHG reporting rule that requires annually reporting of the level of GHG emissions from facilities that have boilers or industrial heaters that burn fossil fuel emitting 25,000 tons per year of GHGs or that have processes that fall within specified industrial source categories, including motor vehicle and engine manufacturers. Our first report is due in March 2011.

In May 2010, the EPA issued a rule that phases in new requirements for operating permits beginning in 2011 for facilities based on annual emissions of GHGs, which are now deemed to be pollutants subject to regulation under the Clean Air Act. The rule tailors the application of two operating permit programs, the PSD (prevention of significant deterioration) program and the Title V program, to facilities based on their emissions level, industrial category, and current permit status. The EPA is expected to issue further rulemaking and guidance on the requirement to use the best available control technology and other matters. We anticipate that these new requirements will apply to most of our U.S. manufacturing facilities and may require us to install additional pollution control equipment and/or change operating processes.

We expect to spend an aggregate of approximately $18 million in the 2011–2012 period for pollution control equipment and other capital expenditures at our North American facilities in connection with stationary source standards for controlling air and water pollution and hazardous waste. We expect environmental requirements applicable to our industry to become more stringent over time, and potentially significant expenditures could be required to comply with environmental requirements that may be adopted or imposed in the future.

On June 10, 2009, we purchased certain facilities (land and buildings) from Old Carco in the 363 Transaction. Old Carco retained all liabilities arising under the federal Comprehensive Environmental Response, Compensation and Liability Act, or under any analogous state law, with respect to those facilities. In addition, we were licensed by Old Carco to use some of its facilities that we did not purchase, including certain manufacturing plants, for limited periods ending no later than April 2011. We did not assume pre-bankruptcy environmental liabilities with respect to those licensed facilities, but we are responsible for our own activities at those facilities and are required to remove any excess materials and waste generated by our operations and to deactivate them at the end of the license period in accordance with the terms of our license.

Employees

At December 31, 2010, we had 51,623 employees, of whom 37,917 (73 percent) were hourly employees and 13,706 (27 percent) were salaried employees. The following table summarizes the number of our salaried and hourly employees:

	As of December 31,
Employees	2010(1)	2009(1)	2008(1)(2)	2007(1)(2)	2006(1)
Salaried.	13,706	12,405	12,951	19,096	21,507

Hourly	37,917	34,921	39,240	54,190	58,760

Total	51,623	47,326	52,191	73,286	80,267

(1)	Chrysler Group began operations on June 10, 2009. The table includes employees of Old Carco at December 31, 2008, 2007 and 2006.
(2)	Old Carco reduced its workforce in 2008 by approximately 29 percent, primarily through voluntary separations and early retirement programs.

In the U.S. and Canada, most of our hourly employees and approximately one-quarter of our salaried employees are represented by unions under collective bargaining agreements. The UAW and the Canadian Auto Workers, or CAW, represent substantially all of these employees in the U.S. and Canada, respectively.

The collective bargaining agreements with the UAW and the CAW were amended in 2009 in connection with the 363 Transaction in order to achieve hourly employee labor costs comparable to those of transplant automotive manufacturers (specifically, employees of Nissan Motor Company, Toyota Motor Corporation, or American Honda Motor Company employed in the U.S.) through:

•

Compensation Reductions – including wages and benefits, so that the average total amount of compensation, per hour and per person, paid to our employees is an amount that is competitive with the average total amount of such compensation paid per hour and per person by the transplant automotive manufacturers to their employees.

•

Severance rationalization – eliminating the payment of any compensation or benefits to UAW-represented employees who have been fired, laid-off, furloughed, or idled, other than customary severance pay, including the elimination of the employment security system commonly known as the “Jobs Bank.”

•	Work Rules – Application of work rules in a manner that is competitive with the work rules for employees of the transplant automotive manufacturers.

Our collective bargaining agreements with the UAW and the CAW expire in September 2011 and September 2012, respectively. Our UAW collective bargaining agreement includes a “no-strike” provision through 2015. In connection with the renewal of our agreement with the UAW, we are subject to binding arbitration. Under the arbitration process, if we do not reach agreement with the UAW by September 14, 2011, the arbitrator will set hourly wages and benefits that are at a level comparable to those paid by other manufacturers in the U.S., including transplant automotive manufacturers. See Item 1A. Risk Factors—Risks Related to our Business and the Automotive Industry—Our collective bargaining agreements limit our ability to modify our operations and reduce costs in response to market conditions. In addition, we may be required to modify the terms of our collective bargaining agreement with the UAW in connection with its renewal this year in a manner that may be disadvantageous to us.

Cyclical Nature of Business

As is typical in the automobile industry, our vehicle sales are highly sensitive to general economic conditions, availability of financing for dealers and retail customers and other external factors, including fuel prices, and as a result may vary substantially from year to year. Retail customers tend to delay the purchase of a new vehicle when disposable income and consumer confidence are low. These economic indicators were significantly depressed during 2008 and 2009, and showed only a modest recovery during 2010. In addition, our vehicle production volume and related revenues may vary from month to month, sometimes due to plant shutdowns, which may occur for several reasons, including production changes from one model year to the next. These model year changeovers were once concentrated in the summer of each year, but now tend to occur throughout the year. Plant shutdowns, whether associated with model year changeovers or other factors, can have an impact on our revenues and a negative impact on our working capital as we continue to pay suppliers under standard contract terms while we do not receive proceeds from vehicle sales.

* * *

Financial information about our revenue, income, assets and other items can be found below in Item 2. Financial Information and Item  13. Financial Statements and Supplementary Data.

Item 1A. Risk Factors

Our business is subject to various risks and uncertainties. Any of the risks described below could materially adversely affect our business, financial condition, and results of operations.

We may not be able to instill and maintain widespread confidence in our long-term viability, which may impair our ability to become a profitable company.

If we are unable to instill and maintain confidence in our business prospects among consumers, suppliers and others within our industry, then our financial condition, results of operations and business prospects will likely suffer. Motor vehicles require maintenance and support, typically over a very long period. If consumers become concerned that we may not continue operations into the indefinite future, they may become concerned about difficulties they may face in maintaining their vehicles if parts and technical support became more difficult to obtain. They may also be concerned that we could be unable to provide long-term warranty service, perform obligations under our services agreements or execute a recall if one becomes necessary. As a result, consumers may be less likely to purchase our vehicles. We experienced this in 2009, as automakers that did not participate in the government-sponsored restructuring of the U.S. automotive industry garnered an increasing share of sales volumes as compared to our company and General Motors. Passenger vehicle sales in the U.S. declined from 16.5 million vehicles in 2007, to a SAAR of less than ten million vehicles in the first quarter of 2009, and have recovered only modestly since. Annual U.S. vehicle sales of Chrysler Group vehicles declined from 2.1 million in 2007 to 0.9 million in 2009, before recovering to 1.1 million in 2010.

In addition to the impact on vehicle sales, our suppliers and other third parties may be reluctant to invest in developing or maintaining business relationships with us if they are concerned that we will not remain viable over the long term or continue operations for the indefinite future. For example, during the economic downturn of 2008-09, Old Carco experienced difficulties maintaining certain supply relationships, which was due in part to suppliers’ concerns over Old Carco’s viability and creditworthiness.

Accordingly, in order to build and maintain our business, we must instill confidence among consumers, suppliers and other parties in our long-term business prospects and liquidity. In contrast to many other automobile manufacturers, our ability to build and maintain such confidence may be complicated by a number of factors, including the following:

•	our participation with Old Carco in the U.S. government’s 2009 restructuring of the automobile industry and the Old Carco bankruptcy proceedings;

•	our status as a Troubled Asset Relief Program, or TARP, recipient;

•	uncertainty about the long-term marketplace acceptance of our vehicles in light of the extended period in which Chrysler Group vehicles have lost market share;

•	our concentration in and dependence on, vehicle sales in North America, which have accounted for approximately 90 percent of our unit volumes in 2009 and 2010;

•	our current product lineup, which is weighted toward larger vehicles, the demand for which could suffer if fuel prices increase;

•	our dependence on the Fiat alliance, and consumer acceptance of the Fiat 500, the first Fiat product we will bring to market under the Fiat alliance;

•	our limited liquidity and lack of access to additional funding on terms acceptable to us or at all, particularly as compared to many of our principal competitors; and

•

the competitive pressure from other automobile manufacturers, many of which are larger and better capitalized than we are, and offer a broader product portfolio across a larger geographic footprint than we do.

Many of these factors are largely outside of our control, and any negative perceptions about our long-term business prospects or liquidity, even if exaggerated or unfounded, would likely harm our business and make it more difficult for us to raise additional funds if and when needed which could have a material adverse effect on our financial condition and results of operations.

We depend on the Fiat alliance to provide new vehicle platforms and powertrain technologies, additional scale, and management resources that are critical to our viability and success.

In connection with the 363 Transaction, we entered into an alliance with Fiat in which Fiat became our principal industrial partner. The Fiat alliance is intended to provide us with a number of long-term benefits, including access to new vehicle platforms and powertrain technologies, particularly in smaller, more fuel-efficient segments where Old Carco was historically underrepresented, as well as procurement benefits, management services and global distribution opportunities. The Fiat alliance is also intended to facilitate our penetration in many international markets where we believe our products would be attractive to consumers, but where Old Carco historically had not had a significant presence.

The U.S. Treasury’s Automotive Task Force concluded that our ability to realize the benefits of the Fiat alliance was critical to our continued viability as an automaker. Our ability to realize the benefits we expect from the alliance, however, remains unproven and if we are unable to convert the opportunities presented by the alliance into long-term commercial benefits, either by improving sales of our vehicles and service parts, reducing costs or both, our financial condition and results of operations will be materially adversely affected.

Because of our dependence on the Fiat alliance, any adverse development in the Fiat alliance could have a material adverse effect on our business prospects, financial condition and results of operations. Therefore, if the Fiat alliance does not bring us its intended benefits, or if there is any adverse change in the Fiat alliance due to disagreements between the parties, changes in circumstances at Fiat or at our Company, there may be a material adverse effect on our business prospects, financial condition and results of operations.

In addition, our dependence on the Fiat alliance may subject us to risks associated with Fiat’s own business and financial condition. Although Fiat has executed its own significant industrial restructuring and financial turnaround over the past several years, it remains smaller and less well-capitalized than many of its principal competitors in Europe and globally, and Fiat has historically operated with more limited capital than many other global automakers. If Fiat could not fulfill all of its obligations under the Fiat alliance, we may not realize the benefits we have anticipated from the Fiat alliance, which may adversely affect our financial condition and results of operations.

Fiat may terminate the Master Industrial Agreement and related ancillary agreements on 120 days’ prior written notice any time after June 10, 2011, although each party will be required to continue to provide certain distribution services and technology rights and other items provided under the agreement for certain transition periods as described below under Item 7. Certain Relationships and Related Transactions, and Director Independence—Transactions with Fiat. In addition, either we or Fiat may terminate the Master Industrial Agreement and related ancillary agreements if the other party either commits a breach that is material, considering all ancillary agreements taken as a whole, or in the event of certain bankruptcy, liquidation or reorganization proceedings. Upon a termination for breach or bankruptcy event, the terminating party will be entitled to receive continued distribution services and technology rights and other items from the other party as noted above. A termination of the Fiat alliance could have a material adverse effect on our business prospects, financial condition and results of operations.

Our future competitiveness and ability to achieve long-term profitability depend on our ability to control our costs, which requires us to successfully implement cost reduction and productivity improvement initiatives throughout our automotive operations.

We are continuing to implement a number of cost reduction and productivity improvement initiatives in our automotive operations, through the Fiat alliance and otherwise, including, for example, increasing the percentage of our vehicles that are based on a common platform, reducing our dependence on sales incentives offered to dealers and retail customers, leveraging our purchasing capacity with Fiat’s and implementing World Class Manufacturing, or WCM, principles. Our future competitiveness depends upon our continued success in implementing these initiatives throughout our operations. In addition, while some of the elements of cost reduction and productivity improvement are within our control, others, such as interest rates and commodity prices, depend more on external factors. These external factors may materially adversely affect our ability to reduce our costs. Furthermore, reducing costs may prove difficult due to our focus on introducing new and improved products in order to meet customer expectations.

Recent economic weakness, particularly in North America, has adversely affected our business, and if economic conditions do not improve, our results of operations could continue to be negatively affected.

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by worldwide economic conditions. Overall demand for our vehicles as well as our profit margins could decline as a result of many factors outside our control, including economic recessions, changes in consumer preferences, increases in commodity prices, changes in laws and regulations affecting the automotive industry and the manner in which they are enforced, inflation, fluctuations in interest and currency exchange rates and changes in the fiscal or monetary policies of governments in the areas in which we operate, the effect of each of which may be exacerbated during periods of general economic weakness. Depressed demand for vehicles affects our suppliers as well. Any decline in vehicle sales we experience may, in turn, adversely affect our suppliers’ ability to fulfill their obligations to us, which could result in production delays, defaults and inventory management challenges. These supplier events could further impair our ability to sell vehicles.

Current financial conditions and, in particular, unemployment levels, limited availability of dealer and consumer financing and lower consumer confidence levels, continue to place significant economic pressures on our customers and dealer network and have negatively impacted our vehicle sales. Any significant further deterioration in the economic conditions may further impair the demand for our products and our results of operations, financial position and cash flows could be materially and adversely affected.

Availability of adequate financing on competitive terms for our dealers and retail customers is critical to our success. In lieu of a captive finance company, we depend on our relationship with Ally to supply a significant percentage of this financing.

Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory to facilitate vehicle sales, and our retail customers use a variety of finance and lease programs to acquire vehicles. Insufficient availability of financing to Old Carco’s dealers and retail customers contributed to sharp declines in Old Carco’s vehicle sales and lease volumes, and in turn, its cash inflows, during 2008, and was one of the key factors leading to Old Carco’s bankruptcy filing. Our results of operations therefore depend on establishing and maintaining appropriate sources of finance for our dealers and retail customers.

Historically, most large automakers have relied on a captive finance company to provide the majority of dealer and customer financing and to develop and implement financing programs designed principally to maximize vehicle sales in a manner that optimized profitability for them and their captive finance company on an aggregate basis. We do not have a captive finance company and are not affiliated with Old Carco’s former captive finance company, Chrysler Financial. Our lack of a captive finance company may increase the risk that our dealers and retail customers will not have access to sufficient financing on acceptable terms and may adversely affect our vehicle sales in the future.

In connection with the 2009 restructuring of the U.S. automotive industry, and with the assistance of the U.S. Treasury, we entered into an auto finance relationship with Ally, which historically was the captive finance company of General Motors, one of our principal competitors. Following its own participation in the 2009 restructuring of the U.S. automotive industry, Ally has been majority owned by the U.S. Department of Treasury, although General Motors and Ally’s former majority owner, Cerberus, each retain partial ownership. As of December 31, 2010, Ally was financing approximately 62 percent of our dealers in the U.S.

Pursuant to our agreement with Ally, Ally will consider applications for financing made by our dealers and their retail customers in accordance with Ally’s usual and customary standards, and will make lending decisions in accordance with its business judgment. Nevertheless, Ally is not obligated to provide financing to our dealers, nor is Ally required to fund a certain number of vehicle sales or leases for our customers. On the other hand, we must offer all subvention programs to Ally, and we are required to ensure that Ally finances a specified minimum percentage of the units we sell in North America under rate subvention programs in which it elects to participate.

We expect Ally to provide us services comparable to those Ally provides to its other strategic business partners, including General Motors. Nevertheless, our ability to fully realize the value of our relationship with Ally may be adversely affected by a number of factors, including General Motors’ historic and ongoing relationship with Ally, General Motors’ current equity ownership in Ally as well as its possible desire to expand its ownership interest in Ally and potentially re-establish Ally’s status as a captive finance company, and General Motors’ ownership of a competing captive finance company.

In addition, Ally, as a bank-holding company is subject to extensive federal regulation (including risk-based and leverage capital requirements, as well as various financial safety and soundness standards). As a regulated financial institution, Ally may be subject to more stringent underwriting and other lending criteria as compared to captive finance companies of our competitors. In addition, Ally may face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or customers of our competitors as well as liquidity issues relating to investments in non-automotive financial assets, including sub-prime real estate mortgages. Therefore, Ally may not have the capital and liquidity necessary to support our vehicle sales, and even with sufficient capital and liquidity, Ally may apply lending criteria in a manner that will adversely affect our vehicle sales. In addition, Ally may suspend its performance under the agreement, after notice to us, in the event that Ally’s unsecured financial exposure (as defined in the agreement) exceeds a specified amount. Our agreement with Ally extends through April 20, 2013, with automatic one year renewals unless either party elects not to renew.

In addition, retail customer leasing arrangements historically accounted for a significant percentage of Old Carco’s sales. For example, lease arrangements accounted for 13.7 percent of sales in 2007 and 15.9 percent of sales in 2006. During the recent credit crisis, market availability of leasing fell substantially and Chrysler Financial entirely discontinued lease financing in the U.S. and Canada in August 2008. Our leasing volumes remain significantly below historical levels, which may negatively impact our vehicle sales volumes and market share.

To the extent that Ally is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail customers, and our dealers and retail customers do not otherwise have sufficient access to such financing, our vehicle sales and market share will suffer, which would adversely affect our financial condition and results of operations.

Our lack of a captive finance company could place us at a competitive disadvantage to competitors that have a captive finance company and that therefore may be able to offer consumers and dealers financing and leasing on better terms than our customers and dealers are able to obtain.

Most of our competitors operate and control their own captive finance companies. As a result, they may be better able to implement financing programs designed principally to maximize vehicle sales in a manner that optimizes profitability for them and their captive finance companies on an aggregate basis, including with respect to the amount and terms of the financing provided. If those competitors with a captive finance company offer retail customers and dealers financing and leasing on better terms than our customers and dealers are able to obtain, consumers may be more inclined to purchase our competitors’ vehicles and our competitors’ dealers may be better able to stock our competitors’ products each of which could adversely affect our results of operation. In addition, unless financing arrangements other than for retail purchase continue to be developed and offered by banks to our retail customers in Canada, our lack of a captive finance company could present a competitive disadvantage in Canada, since banks are restricted by law from providing retail lease financing in Canada.

Our profitability depends on reaching certain minimum vehicle sales volumes. If vehicle sales do not continue to recover further from 2009 levels, or if they deteriorate further, our results of operations will suffer.

Our business and results of operations depend upon our ability to achieve certain minimum vehicle sales volumes. As is typical for an automobile manufacturer, we have significant fixed costs and therefore, changes in our vehicle sales volume can have a disproportionately large effect on profitability. In addition, we generally receive payments from vehicle sales to dealers in North America within a few days of shipment from our assembly plants, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. As a result, we tend to operate with working capital supported by these terms with our suppliers, and periods of vehicle sales declines therefore have a significant negative impact on our cash flow and liquidity as we continue to pay suppliers during a period in which we receive no proceeds from vehicle sales. If our vehicle sales do not recover further from 2009 levels or if they were to decline to levels significantly below our assumptions, due to financial crisis, renewed recessionary conditions, changes in consumer confidence, geopolitical events, limited access to financing or other factors, our financial condition and results of operations would be substantially adversely affected.

The substantial majority of our vehicle sales are in North America, and weak demand in the North American markets may continue or worsen, which would have a disproportionately large negative impact on our vehicle sales and profitability relative to our principal competitors.

Substantially all of our vehicle sales occur in North America, particularly in the U.S. and Canada. In 2010, over 85 percent of our vehicle sales were to customers in the U.S. and Canada. In the U.S., where we sell most of the vehicles we manufacture, industry-wide vehicle sales declined from 16.5 million vehicles in 2007 to 10.6 million vehicles in 2009. Old Carco’s U.S. vehicle sales were 2.1 million vehicles in 2007 versus combined U.S. vehicle sales for Old Carco and Chrysler Group of 0.9 million vehicles in 2009.

As vehicle sales declined in 2008 and 2009, Old Carco recorded significant losses, culminating in requests for government support beginning in late 2008 and, on April 30, 2009, a filing for bankruptcy protection. Although vehicle sales in North America recovered somewhat in 2010, the recovery has been slower and shallower than many industry analysts predicted. This limited recovery in vehicle sales may not be sustained. For instance, continued weakness in the U.S. new home construction market would likely depress sales of pick-up trucks, one of our strongest selling products. As a result, we may experience further significant declines in vehicle sales in the future, which would materially and adversely affect our financial condition and results of operations.

Although we are seeking to increase the proportion of our vehicle sales outside of North America, we anticipate that our results of operation will continue to depend substantially on vehicle sales in the principal North American markets. Our vehicle sales in North America will therefore continue to be critical to our plans to return to profitability. Our principal competitors, including General Motors and Ford, however, are more geographically diversified and are less dependent on sales in North America. As a result, any further significant decline in demand in the North American market would have a disproportionately large negative effect on our vehicle sales and profitability relative to our principal competitors, whose vehicle sales are not similarly concentrated.

We may not be successful in increasing our vehicle sales outside of North America, and if we do increase our vehicle sales outside of North America we will be exposed to additional risks of operating in different regions and countries.

We currently generate a small proportion of our vehicle sales outside of North America. As part of our business plan and to capitalize on opportunities presented by our industrial alliance with Fiat, we intend to actively pursue growth opportunities in a number of markets outside North America. Expanding our operations and vehicle sales internationally may subject us to additional regulatory requirements and cultural, political and economic challenges, including the following:

•	securing relationships to help establish our presence in local markets, including distribution and vehicle finance relationships;

•	hiring and training personnel capable of marketing our vehicles, supporting dealers and retail customers, and managing operations in local jurisdictions;

•	identifying and training qualified service technicians to maintain our vehicles, and ensuring that they have timely access to diagnostic tools and parts;

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localizing our vehicles to target the specific needs and preferences of local customers, including with respect to vehicle safety, fuel economy and emissions, which may differ from our traditional customer base in North America;

•	implementing new systems, procedures and controls to monitor our operations in new markets;

•	multiple, changing and often inconsistent enforcement of laws and regulations;

•	satisfying local regulatory requirements, including those for vehicle safety, fuel economy or emissions;

•	competition from existing market participants that may have a longer history in, and greater familiarity with, the local markets we enter;

•	differing labor regulations and union relationships;

•	consequences from changes in tax laws;

•	tariffs and trade barriers;

•	laws and business practices that favor local competitors;

•	fluctuations in currency exchange rates;

•	extended payment terms and the ability to collect accounts receivable;

•	imposition of limitations or conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries; and

•	changes in a specific country’s or region’s political or economic conditions.

If we fail to address these challenges and risks associated with international expansion, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

Our substantial indebtedness could adversely affect our results of operations and financial condition, which may prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness as described in more detail in Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Chrysler Group. Our existing indebtedness restricts our ability to raise capital, including to incur additional indebtedness. Also, this indebtedness obligates us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund vehicle design and engineering, manufacturing improvements, other capital expenditures and other general corporate uses.

Our substantial indebtedness could have other important consequences to our business, including increased vulnerability to general adverse economic and industry conditions and limitations on our flexibility in planning for, or reacting to, changes in our business and the automotive industry generally. The occurrence of either one of these events could have a material adverse effect on our business, financial condition and results of operations.

Our existing debt could also place us at a competitive disadvantage. Some of our competitors have less debt than we do, or have more favorable terms governing their debt. These competitors may therefore be better positioned to invest their funds in design, engineering and manufacturing improvements, among other expenses, and our market share and profitability may suffer as a result.

Our credit agreements and the indenture governing the VEBA Trust Note restrict certain actions that may be in our interest. If we are unable to comply with the covenants in these instruments, we may be in default, which could result in the acceleration of our outstanding indebtedness and materially adversely affect our liquidity.

Our credit agreements with the U.S. Treasury and EDC include covenants that restrict our ability to make certain distributions, prepay other debt, encumber assets, incur additional indebtedness, engage in certain business combinations, or undertake various other business activities. The indenture governing the VEBA Trust Notes limits the ability of our subsidiaries to incur debt. In addition, these credit agreements also include several “vitality covenants” that require us to maintain certain production volumes in the U.S. and Canada. The vitality covenants will survive until the later of full repayment of the loans and June 10, 2014, in the case of the U.S. Treasury credit agreement, and until the later of the full repayment of the loans and December 31, 2014, in the case of the EDC credit agreement. See Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Chrysler Group for a more detailed description of the restrictive and financial covenants and other terms of the credit facility borrowings. We are also pursuing additional financing, including from the U.S. Department of Energy, or DOE, under its program to promote advanced technology vehicle programs, as well as from market sources. Any new financing may include additional, and potentially more burdensome, covenants and restrictions on our operations and financial flexibility. If we are unable to comply with all of these covenants, we may be in default, which could result in the acceleration of our outstanding indebtedness. If acceleration occurred, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable terms.

In addition, compliance with certain of these covenants could restrict our ability to take certain actions that our Board and management believe are in our best long-term interests. Furthermore, to the extent we fail to comply with any of the covenants in the U.S. Treasury or EDC credit agreements, the U.S. Treasury or the EDC, as applicable, is entitled to seek specific performance. Compliance with the vitality covenants could require us to increase production volumes in our U.S. and/or Canadian plants, shift production from lower-cost locations to the U.S. and/or Canada or refrain from shifting production from U.S. and/or Canadian plants to lower-cost locations. If we are unable to undertake strategic initiatives due to the covenants in these instruments, our business prospects, financial condition and results of operations could be harmed. In addition, we devote substantial management time, attention and resources to monitoring and certifying compliance with these covenants, which puts us at a competitive disadvantage as compared to competitors of ours who are able to borrow money under less restrictive terms.

Limitations on our liquidity and access to funding may limit our ability to execute our business plan and improve our business, financial condition and results of operations.

Our business is capital intensive and we require significant liquidity to support our business plan and meet other funding requirements. See Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Chrysler Group for a more detailed discussion of our liquidity and capital requirements. In addition, during periods of vehicle sales decreases, we expect our cash flow and liquidity to be significantly negatively impacted because we typically receive revenues from vehicle sales before we are required to pay our suppliers. Any limitations on our liquidity, due to decreases in vehicle sales, the amount of or restrictions in our existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact our ability to execute our business plan and improve our business prospects, financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, customers, suppliers and financial service providers, to do business with us, which may adversely affect our business, financial condition and results of operations. See –We may not be able to instill and maintain widespread confidence in our long-term viability, which may impair our ability to become a profitable company.

Our defined benefit pension plans are currently underfunded, and our pension funding obligations could increase significantly due to a reduction in funded status as a result of a variety of factors, including weak performance of financial markets, declining interest rates, investment decisions that do not achieve adequate return, and investment risk inherent in our investment portfolio, which could have a material adverse effect on our business, financial condition or results of operations.

Our defined benefit pension plans are currently underfunded, and our pension funding obligations may increase significantly if investment performance of plan assets does not keep pace with increases in obligations. See Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Chrysler Group—Defined Benefit Plan and OPEB Contributions—OPEB Plan–Funded Status. These funding obligations may increase based upon the future returns on the assets placed in trusts for these plans, the level of interest rates used to determine funding levels, the level of benefits provided for by the plans, investment decisions that do not achieve adequate return and any changes in applicable law related to funding requirements. Our defined benefit pension plans currently hold a significant amount of equity and fixed income securities as well as investments in less liquid instruments such as private equity, real estate and hedge funds. Due to the complexity and magnitude of certain of our investments, additional risks may exist, including significant changes in investment policy, insufficient market capacity to complete a particular investment strategy, and an inherent divergence in objectives between the ability to manage risk in the short term and inability to quickly rebalance illiquid and long-term investments.

To determine the appropriate level of funding and contributions to our defined benefit pension plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under the defined benefit pension plans. Interest rate increases generally will result in a decline in the value of fixed income securities while reducing the present value of the obligations. Conversely, interest rate decreases will increase the value of fixed income securities, partially offsetting the related increase in the present value of the obligations. It is not possible for us to predict the economic environment at our next scheduled remeasurement as of December 31, 2011. Accordingly, discount rates and plan assets may be significantly different from those at December 31, 2010. If the total values of the assets held by our defined benefit plans fall and/or the returns on these assets underperform our assumptions, our pension expenses and contributions could increase and, as a result, could materially adversely affect our financial condition and results of operations. If we fail to make required minimum funding contributions, we could be subjected to reportable event disclosure to the Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of funding deficiency.

We may be unable to qualify for federal funding for our advanced technology vehicle programs under Section 136 of the EISA or may not be selected to participate in the program.

The DOE is operating a program in which it may provide up to $25.0 billion in low cost loans to eligible applicants for the costs of re-equipping, expanding, and establishing manufacturing facilities in the U.S. to produce advanced technology vehicles and components for these vehicles. We have pending with the DOE a consolidated application for a loan under Section 136 of the Energy Independence and Security Act of 2007, or the EISA, which seeks approximately $7 billion in loans to support certain of our advanced technology vehicle and component programs. Our loan application has not been approved by the DOE, although the DOE has provided approximately $8.4 billion in similar loans to other vehicle manufacturers to date. If our application is approved, the amount of the loan is likely to be significantly less than the amount requested in our application and we will have to negotiate the terms of the loan with the DOE and may need to reach agreement with the DOE and our current lenders with respect to collateral and potentially other matters. There can be no assurance that we will qualify for any remaining Section 136 loans or that even if we qualify we will be able to successfully negotiate terms acceptable to us, the DOE and our other lenders. If we do not receive Section 136 loans, our liquidity may be further constrained and we may be required to reduce our investment in new, advanced technology for our product development, which could make our vehicles less competitive in the future.

We may be adversely affected by fluctuations in foreign currency exchange rates, commodity prices, and interest rates.

Our manufacturing and sales operations are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, commodity prices and interest rates. We monitor and manage these exposures as an integral part of our overall risk management program, which is designed to reduce the potentially adverse effects of these fluctuations. Nevertheless, changes in these market indicators cannot always be predicted or hedged. In addition, because of intense price competition, our significant fixed costs and our financial and liquidity restrictions, we may not be able to address such changes even if they are foreseeable. Further, our ability to trade derivative instruments to manage market risks is somewhat limited by our lack of a credit rating and our overall credit profile. As a result, substantial unfavorable changes in foreign currency exchange rates, commodity prices or interest rates could have a material adverse effect on our revenues, financial condition and results of operations.

Laws, regulations or governmental policies in foreign countries may limit our ability to access to our own funds.

When we sell vehicles in countries other than the U.S., we are subject to various laws, regulations and policies regarding the exchange and transfer of funds back to the U.S. In rare cases, we may be limited in our ability to transfer some or all of our funds for unpredictable periods of time. In addition, the local currency of a country may be devalued as a result of adjustments to the official exchange rate made by the government with little or no notice. For instance, we are subject to the rules and regulations of the Venezuelan government concerning our ability to exchange cash or marketable securities denominated in Venezuelan bolivar fuerte, or BsF, into U.S. dollars. Under these regulations, the purchase and sale of foreign currency must be made through the Commission for the Administration of Foreign Exchange, or CADIVI, or the Transaction System for Foreign Currency Denominated Securities, or SITME, at official rates of exchange and subject to volume restrictions. These factors limit our ability to access and transfer liquidity out of Venezuela to meet demands in other countries and also subject us to increased risk of devaluation or other foreign exchange losses during that period. On December 30, 2010, the Venezuelan government announced an adjustment to the official CADIVI exchange rate, which resulted in a devaluation of our BsF denominated balances as of December 31, 2010.

Product development cycles can be lengthy, and there is no assurance that new designs will lead to revenues from vehicle sales.

It generally takes two years or more to design and develop a new product, and there may be a number of factors which could lengthen that schedule. Because of this product development cycle and the various factors that may contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions and changes in styling preferences, we cannot be certain that an initial product concept or design that appears to be attractive will result in a production model that will generate sales in sufficient quantities and at prices to be profitable. If our designs do not result in development of products that are accepted in the market, our financial condition and results of operation may be adversely affected.

In recent periods, we introduced fewer new and significantly refreshed vehicles than our competitors. Our future success depends on our ability to introduce rapidly a significant number of new and significantly refreshed vehicles that appeal to consumers.

Our vehicle portfolio has had fewer new or significantly refreshed vehicle models than many of our competitors largely due to capital constraints experienced by Old Carco over the period from 2007 to 2009. Our relative lack of new or significantly refreshed product offerings during this period has had an adverse effect on our vehicle sales, market share, average selling price and profitability. We have implemented a program to significantly upgrade and update our vehicles designs to meet our customers’ changing demands and expectations as described in detail in Item 1. Business–Products. In order to meet these goals, we have had to invest heavily in vehicle design, engineering and manufacturing. Our ability to realize acceptable returns on these investments will depend in large part on consumers’ acceptance of our new and significantly refreshed vehicles.

We undertake significant market research and testing prior to developing and launching new or significantly refreshed vehicles. Nevertheless, market acceptance of our products depends on a number of factors, many of which are outside of our control and require us to anticipate customer preferences and competitive products several years in advance. These factors include the market perception of styling, safety, reliability and cost of ownership of our vehicles as compared to those of our competitors, as well as other factors that affect demand, including price competition and financing or lease programs. Competition has traditionally been intense in the automotive industry and has intensified further in recent years, including in the utility vehicle, minivan and truck segments that historically have represented most of our U.S. vehicle sales and in 2010 accounted for approximately 74 percent of our vehicle sales in the U.S. If our new or significantly refreshed products are not received favorably by customers, our vehicle sales, market share and profitability will suffer. If we are required to cut capital expenditures due to insufficient vehicle sales and profitability or we decide otherwise to reduce costs and conserve cash, our ability to continue our program of improving and updating our vehicle portfolio and keeping pace with product and technological innovations introduced by our competitors will be diminished, which may further reduce demand for our vehicles.

We have historically depended on limited vehicle offerings, and a decline in our vehicle sales in our key products due to changes in consumer preferences, economic conditions and government regulations or increased competition could adversely affect our ability to achieve and maintain profitability.

We have historically depended on limited vehicle offerings and have had a higher proportion of our best-selling vehicles concentrated in the large car and pick-up truck, utility vehicle and minivan segments than our competitors. For example, in 2010, truck, utility vehicle and minivan sales comprised approximately 74 percent of our total vehicle sales in the U.S., whereas truck, utility vehicle and minivan sales accounted for only about 52 percent of the overall U.S. market. Over the past several years, our competitors have been successful in introducing new vehicles in these segments that have taken market share away from us. In addition, consumer preferences generally have shifted away from these vehicles, which all have relatively low fuel economy, due to elevated fuel prices, environmental concerns, economic conditions, governmental actions or incentives, and other reasons, adversely affecting our overall market share and profitability.

If we fail to continue to introduce new and/or significantly refreshed vehicles in these segments that can compete successfully in the market, or if we fail to successfully reduce our concentration in these vehicle segments and declining consumer preference for these vehicles continues or accelerates, our financial condition and results of operations could deteriorate.

Because of the nature of our vehicle offerings, our vehicle sales and market share may be more adversely affected by higher fuel prices than those of our competitors.

A return to higher fuel prices, as well as possible volatility in fuel prices, particularly in the U.S., could cause demand for our relatively higher volume and more profitable models, such as minivans, sport utility vehicles and pick-up trucks, to deteriorate. We expect that any increase in fuel prices will likely have a disproportionate effect on our vehicle sales as compared to most of our competitors because our vehicle lineup continues to be more concentrated in larger, less fuel-efficient vehicles. In addition, as we anticipate changes in consumer preferences, we may adjust our investments in vehicle design, engineering and manufacturing to capture share in the vehicle segments in which we expect increased sales. Therefore, unexpected trends in vehicle demand, as well as volatility in demand for these segments, could have a substantial adverse effect on our business prospects, financial condition and results of operations.

The automotive industry is highly competitive and suffers from excess manufacturing capacity. Our competitors’ efforts to increase their share of vehicle sales could have a significant negative impact on our vehicle pricing, market share and operating results.

The automotive industry is highly competitive, particularly in the U.S., our primary market. Moreover, we believe aggregate manufacturing capacity in the global automotive industry substantially exceeds demand, particularly over the past several years. We have a relatively high proportion of fixed costs and may have significant limitations on our ability to reduce fixed costs by closing facilities and/or reducing labor expenses. Our competitors may respond to these conditions by attempting to make their vehicles more attractive or less expensive to customers by adding vehicle enhancements, providing subsidized financing or leasing programs, offering option package discounts, price rebates or other sales incentives, or by reducing vehicle prices in certain markets. In addition, manufacturers in countries such as China and India, which have lower production costs, have announced that they intend to export lower-cost automobiles to established markets, including North America. These actions have had, and are expected to continue to have, a significant negative impact on our vehicle pricing, market share, and operating results, and present a significant risk to our ability to improve or even maintain our average selling price per vehicle.

Offering desirable vehicles that appeal to customers can mitigate the risks of stiffer price competition, but vehicles that are perceived to be less desirable (whether in terms of price, quality, styling, safety, or other attributes) can exacerbate these risks.

Our ability to achieve cost reductions and to realize production efficiencies is critical to our ability to achieve profitability.

We are implementing a number of cost reduction and productivity initiatives, including substantial restructuring of our operating methods. Our future success depends upon our ability to implement these restructuring initiatives throughout our operations. In addition, while some of the productivity improvements are within our control, others depend on external factors, such as commodity prices or trade regulation. These external factors may impair our ability to reduce our structural costs as planned, and we may sustain larger than expected production expenses, materially affecting our business and results of operations.

We may not be able to accurately forecast demand for our vehicles, potentially leading to inefficient use of our production capacity, which could harm our business.

We have a high proportion of fixed costs, both due to our significant investment in property, plant and equipment as well as the requirements of our collective bargaining agreements, which limit our flexibility in calibrating personnel costs to changes in demand for our products. Demand for our vehicles depends on many factors, including consumer preference, vehicle pricing, availability of financing and general economic conditions, some of which are beyond our control, and current challenges in developing accurate forecasts will likely continue in the future. We expect that it may be even more difficult to forecast demand as we introduce and support the launch of a significant number of new and significantly refreshed vehicle models over the near-term and as we re-introduce the Fiat brand into the U.S. and Canada through our dealer network products. Significant unanticipated fluctuations in demand could cause the following problems in our operations:

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If demand increases beyond our forecasts, we would have to rapidly increase production and our ability to do so would depend in part on our suppliers’ ability to provide greater than forecast volumes of raw materials and components and those suppliers might not be able to increase their own production rapidly enough to meet unexpected demand.

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Increases in production levels to meet unanticipated demand could result in excessive employee overtime, expedited procurement of raw materials and parts, and other potential expenditures, all of which could drive up costs for manufacturing and logistics. These higher costs could impact our profitability.

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Rapid and unexpected increases in manufacturing volumes may also adversely affect our manufacturing quality, which could delay production, or could generate product recalls and warranty claims. These results could reduce our gross margins and adversely impact customer satisfaction.

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If, on the other hand, demand does not develop as we forecast, we could have excess inventory, and we may need to increase sales incentives to sell off inventory, and/or take impairments or other charges. Lower than forecasted demand could also result in excess manufacturing capacity and reduced manufacturing efficiencies, which could reduce margins and profitability.

Dealer sourcing and inventory management decisions could adversely affect sales of our vehicles and service parts.

We sell most of our vehicles and service parts through our dealer network. The dealers carry inventories of vehicles and service parts in their ongoing operations and they adjust those inventories based on their assessment of future sales prospects, their ability to obtain wholesale financing, and other factors. Certain of our dealers may also carry products or operate separate dealerships that carry products of our competitors and may focus their inventory purchases and sales efforts on products of our competitors due to industry and product demand or profitability. These inventory and sourcing decisions can adversely impact our sales, financial condition and results of operations.

Our vehicle sales depend on the willingness and ability of our dealer network to purchase vehicles for resale to retail customers. Our dealers’ willingness and ability to make these purchases depends, in turn, on the rate of their retail vehicle sales, as well as the availability and cost of capital and financing necessary for dealers to acquire and hold inventories for resale. To the extent sales of our vehicles from dealers’ inventories decline, or if dealers either experience or foresee difficulties in obtaining wholesale financing at reasonable cost, our vehicle sales may decline and our financial condition and results of operations may be adversely affected. See –Availability of adequate financing on competitive terms for our dealers and retail customers is critical to our success. In lieu of a captive finance company, we depend on our relationship with Ally to supply a significant percentage of this financing.

Our efforts to rationalize our dealer network and consolidate our brands under fewer dealers may result in lower sales and market share in the short term.

Capital constraints and falling real estate values have negatively impacted many of our dealers since 2008. In reducing the number of dealers as part of the dealer network optimization plan that Old Carco initiated, and which was accelerated through its bankruptcy proceeding, we have increased our dependence on a smaller number of remaining dealers.

We believe that the reduced number of dealerships will ultimately result in higher sales, as per dealer sales improve and dealers then become more willing and able to invest in their advertising, in customer care and in their facilities. Nevertheless, because of the reduced number of sales outlets, sales may decline temporarily while consumers establish new relationships with the remaining dealers, and sales could remain low for a longer than expected period or even permanently as a result of these changes, culminating in a reduction in our market share.

Our business plan depends in part on reducing the extent to which our vehicle sales depend on dealer and retail sales incentives and our ability to modify these market practices is uncertain.

The intense competition and limited ability to reduce fixed costs that characterize the automotive industry has in many cases resulted in significant over-production of vehicles. These factors, together with significant excess manufacturing capacity, have driven manufacturers, including us, to rely heavily on sales incentives to drive vehicle sales. These incentives have included both dealer incentives, typically in the form of dealer rebates or volume-based awards, as well as retail incentives in a variety of forms, including subsidized financing, price rebates and other incentives. As a result, our profitability has been impaired, at times to a point that the net vehicle price has not necessarily covered the total vehicle cost. As part of our business plan, we are attempting to reduce our reliance on incentives, which might negatively affect our sales volumes. However, we expect the impact of any reduction in vehicle sales to be offset by improved and more predictable pricing and margins on vehicle sales. If, despite our efforts, we are unable to reduce our reliance on short-term sales incentives, and maintain price discipline, our attempts to do so may adversely affect our financial condition and results of operations.

If our suppliers fail to provide us with the systems, components and parts that we need to manufacture our automotive products, our business operations may be disrupted which would have a material adverse effect on our business.

Our business depends on a significant number of suppliers, which provide the components, parts and systems we require to manufacture vehicles and parts and to operate our business. In recent years, many of our suppliers have experienced financial difficulties similar to those we experienced, and some have sought protection under bankruptcy or similar reorganization laws. This trend intensified in 2009 due to the combination of general economic weakness, sharply declining vehicle sales and tightened credit availability that affected the automotive industry generally. In addition, we rely on specific suppliers to provide certain components, parts and systems required to manufacture our vehicles, and in some circumstances, we rely exclusively on one such supplier.

When key suppliers on which we depend have experienced financial difficulties in the past, they often sought to increase prices, pass through increased costs, accelerate payments or seek other relief. Many suppliers have been unable to raise sufficient working capital or funding or obtain the additional financing to continue operations, and some have been forced to reduce their output, cease operations or file for bankruptcy protection. Any such actions would likely increase our costs, impair our ability to meet design and quality objectives and in some cases make it difficult or impossible for us to produce certain vehicles. We may take steps to assist key suppliers to remain in business and maintain operations, but this would typically require us to divert capital from other needs and adversely affect our liquidity. It may also be difficult to find a replacement for certain suppliers without significant delay. Over the past several years, we have worked to reduce or eliminate our dependence on certain suppliers that we believed were financially at risk; however, this has increased our dependence on, and the concentration of our credit risk to our remaining suppliers.

We have changed the way in which we do business with certain key suppliers by paying up front for engineering design and development costs, rather than paying for these costs after production has begun via component or materials pricing. We believe that this shift will help financially stabilize our suppliers and will encourage supplier investment in our business, but as a result, we will now bear certain of the costs of new product development years before we will realize any revenue on that new product, which reduces our liquidity. In the event that parts production volumes are lower than forecast, or that the supplier does not perform all the way through the production cycle, we will experience financial losses that we would not otherwise have incurred under the prior payment system. Our competitors may not change their supplier payment programs, and may not experience similar losses, putting us at a potential competitive disadvantage in terms of available capital.

Increase in costs, disruption of supply or shortage of raw materials could materially harm our business.

We use a variety of raw materials in our business including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices for these raw materials fluctuate and at times in recent periods, these commodity prices have increased significantly in response to changing market conditions. We seek to manage this exposure, but we may not be successful in hedging these risks. See –We may be adversely affected by fluctuations in foreign currency exchange rates, commodity prices, and interest rates. Substantial increases in the prices for our raw materials increase our operating costs and could reduce our profitability if we cannot recoup the increased costs through changes in vehicle prices. In addition, certain raw materials are sourced only from a limited number of suppliers and from a limited number of countries. We cannot guarantee that we will be able to maintain arrangements with these suppliers that assure our access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. For example, in early 2011, we were forced to idle our minivan assembly plant in Windsor, Ontario for approximately one week as a result of a supply disruption. In addition, in 2010, there was an industry-wide shortage of computer chips that we use for the electrical systems in our vehicles. There was also an industry-wide shortage of tires in 2010, as tire manufacturers that cut back capacity during the 2007-09 recession have not increased capacity at a rate sufficient to meet increasing industry demand. We expect that these shortages will continue into 2011, but with less severity. Any interruption in the supply or any increase in the cost of these raw materials could negatively impact our ability to achieve the growth in vehicle sales and profitability improvement contemplated by our business plan and the impact to our vehicle sales and profitability could be material.

From time to time we enter into long-term supply arrangements that commit us to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to a supplier, or “take-or-pay” contracts, which may require costs that cannot be recouped by vehicles sales.

From time to time, we enter into long-term supply contracts that require us to purchase a minimum or fixed quantity of parts to be used in the production of our vehicles. If our need for any of these parts were to lessen, we would still be required to purchase a specified quantity of the part or pay a minimum amount to the supplier pursuant to the take- or-pay contract. We also have entered into a small number of long-term supply contracts for raw materials that require us to purchase fixed quantities. If our needs for raw materials decline, we could be required to purchase more materials than we need.

Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced GHG emissions, may have a significant effect on how we do business and may adversely affect our results of operations.

In order to comply with government regulations related to fuel economy and emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future. In the U.S., for example, governmental regulation is driven by a variety of sometimes conflicting concerns, including vehicle safety, fuel economy and environmental impact (including GHG emissions). These government regulatory requirements could significantly affect our plans for product development, particularly for our plans to further integrate product development with our industrial partner, Fiat, and may result in substantial costs, including civil penalties, if we are unable fully to comply. They may also limit the types of vehicles we produce and sell and where we sell them, which can affect our vehicle sales and revenues. These requirements may also limit the benefits of the Fiat alliance, as we expend financial, vehicle design and engineering resources to the localization of Fiat vehicle platforms and adapt other Fiat technologies for use in our principal markets in North America, where Fiat has had a limited presence in recent years.

Among the most significant regulatory changes we face over the next several years are the heightened requirements for fuel economy and GHG emissions. The CAFE provisions under the U.S. Energy Independence and Security Act of 2007 mandate that by 2020, car and truck fleet-wide average fuel economy must be significantly higher than that required today. Moreover, the State of California, through the CARB, is implementing its own program to regulate vehicle emissions compliance that require even further improved fuel economy. This California program currently has standards established for the 2009 through 2016 model years. Some additional states and Canadian provinces have also adopted variations of the California emissions standards.

In May 2009, President Obama announced a goal of implementing harmonized federal standards for fuel economy and GHG emissions. The EPA and the NHTSA issued a joint final rule to implement this new federal program in May 2010. These standards apply to passenger cars, light-duty trucks, and medium-duty passenger vehicles built in model years 2012 through 2016, and CARB has agreed that compliance with the these federal emissions standards will be deemed compliance with the California emissions standards for the 2012 through 2016 model years. In the absence of these rules, we would be subject to conflicting and in some cases more onerous requirements adopted by states such as California. However, there are no national standards in effect for model years after 2016, and it is possible that future conflicting governmental regulations regarding GHG emissions and fuel economy could require us to take costly actions or limit the sale of our vehicles in certain states. In addition, we could also be adversely affected if pending litigation by third parties outside of the automotive industry challenging the EPA’s regulatory authority with respect to GHGs is successful, and, as a result, CARB were to enforce its GHG standards.

We are committed to meeting these new regulatory requirements, and our current product plan projects that we will comply with the federal program through the 2016 model year. Nevertheless, we may not be able to develop appealing vehicles that comply with these requirements that can be sold at a competitive price. Our customers may not purchase the vehicles in this mix in the quantities necessary to achieve the proper fleet mix to achieve fuel economy requirements.

Canadian federal emissions regulations largely mirror the U.S. regulations.

The European Union promulgated passenger car carbon dioxide emissions regulations beginning in 2012. This directive sets a target of a fleet average of 95 grams per kilometer for 2020, with the requirements for each manufacturer calculated based on the average weight of vehicles across its fleet. In addition, some EU member states have adopted or are considering some form of carbon-dioxide based vehicle tax, which may affect consumer preferences for certain vehicles in unpredicted ways, and which could result in specific market requirements that are more stringent than the EU emissions standards.

Other countries are also developing or adopting new policies to address these issues. These policies could significantly affect our product development and international expansion plans and, if adopted in the form of new laws or regulations, could subject us to significant civil penalties or require that we modify our products to remain in compliance. Additionally, any new regulations could result in substantial increased costs, which we may be unable to pass through to customers, and could limit the vehicles we design, manufacture and sell and the markets we can access. These changes could adversely affect our business, financial condition and results of operations. For example, the EPA is reexamining the use of selective catalyst reduction, or SCR, technology in diesel engines. Regulatory constraints on such use could adversely affect our ability to sell heavy-duty vehicles.

Safety standards set by regulatory authorities, as well as design, safety and quality ratings by widely accepted independent parties may have a significant negative effect on our costs and our vehicle sales.

Our vehicles must satisfy safety requirements that are developed and overseen by a variety of governmental bodies within the U.S. and foreign countries. Our vehicles are also tested by independent vehicle rating programs such as the Insurance Institute for Highway Safety. In addition, independent ratings services such as Consumers Union and J.D. Power and Associates perform reviews on safety, design and quality issues, which often influence consumers’ purchase decisions.

Meeting or exceeding government-mandated safety standards and improving independent safety, design and quality ratings can be difficult and costly in many cases. Often, safety requirements or desired quality and design attributes hinder our efforts to meet emissions and fuel economy standards, since the latter are often facilitated by reducing vehicle weight. The need to meet regulatory or other generally accepted rating standards can substantially increase costs for product development, testing and manufacturing, particularly if new requirements or testing standards are implemented in the middle of a product cycle, and the vehicle does not already meet the new requirements or standards.

To the extent that the ratings of independent parties are negative, or are below our competitors’ ratings, our vehicle sales may be negatively impacted.

Vehicle defects may delay vehicle launches, or increase our warranty costs.

Manufacturers are required to remedy defects related to motor vehicle safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable Federal Motor Vehicle Safety Standard. In addition, if we determine that a safety or emissions defect or a noncompliance exists with respect to certain of our vehicles prior to the start of production, the launch of such vehicle could be delayed until we remedy the defect or noncompliance. The costs associated with any protracted delay in new model launches necessary to remedy such defect, and the cost of providing a free remedy for such defects or noncompliance in vehicles that have been sold, could be substantial. We are also obligated under the terms of our warranty to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our expectations may result in unanticipated losses.

Product recalls can result in direct costs and loss of vehicle sales that could have material adverse effect on our business.

From time to time, we have been required to recall vehicles to address performance, compliance or safety-related issues. The cost we incur to recall vehicles typically includes the cost of the new remedy parts and labor to remove and replace the problem parts, and may be substantial depending on the nature of the remedy and the number of vehicles affected. Product recalls also harm our reputation and may cause consumers to question the safety or reliability of our products.

Any costs incurred or lost vehicle sales resulting from product recalls could materially adversely affect our business. Moreover, if we face consumer complaints or information from vehicle rating services that call into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales.

We are exposed to ongoing litigation and other legal and regulatory actions and risks in the ordinary course of our business, and we could incur significant liabilities and substantial legal fees.

In the ordinary course of business, we face a significant volume of litigation as well as other legal claims and proceedings and regulatory enforcement actions. The results of these legal proceedings cannot be predicted with certainty, and adverse results in current or future legal proceedings may materially harm our business, financial condition and results of operations, whether because of significant damage awards or injunctions or because of harm to our reputation and market perception of our vehicles and brands. We may incur losses in connection with current or future legal proceedings that exceed any provisions we may have set aside in respect of such proceedings or that exceed any applicable insurance coverage.

Although we design and develop vehicles to comply with all applicable safety standards, compliance with governmental standards does not necessarily prevent individual or class action lawsuits, which can entail significant costs and risks. For example, whether Federal Motor Vehicle Safety Standards preempt state common law claims is often a contested issue in litigation, and some courts have found us in breach of legal duties and liable in tort, though our vehicles comply with all applicable federal and state regulations. Furthermore, simply responding to actual or threatened litigation or government investigations regarding our compliance with regulatory standards, even in cases in which no liability is found, often requires significant expenditures of funds, time and other resources, and may cause significant reputational harm.

In addition, our vehicles may have “long-tail” exposures, including as a result of potential product recalls and product liability claims, giving rise to liabilities many years after their sale. Any insurance we hold currently may not be available when costs arise in the future and, in the case of harm caused by a component sourced from a supplier, the supplier may no longer be available to provide indemnification or contribution.

Taxing authorities could challenge our historical and future tax positions as well as our allocation of taxable income among our subsidiaries.

The amount of income taxes we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We have taken and will continue to take tax positions based on our interpretation of such tax laws. While we believe that we have complied with all applicable income tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us with additional taxes. Should additional taxes be assessed, this may result in a material adverse effect on our results of operations and financial condition.

We conduct sales, contract manufacturing, marketing, distribution and research and development operations with affiliated companies located in various tax jurisdictions around the world. While our transfer pricing methodologies are based on economic studies which we believe are reasonable, the transfer prices for these products and services could be challenged by the various tax authorities resulting in additional tax liability, interest and/or penalties, and the possibility of double taxation. Efforts are underway to secure an advance pricing agreement, or APA, with our key foreign markets, Canada and Mexico, to reduce the risk of transfer pricing adjustments, but we currently have no APA in place with either jurisdiction.

We depend on the services of our key executives, whose loss could materially harm our business.

Several of our senior executives, including our Chief Executive Officer, Sergio Marchionne, are important to our success because they have been instrumental in establishing our new strategic direction and implementing our business plan. These executive and managers have significant experience in executing restructuring strategies of the type we are pursuing. If we were to lose the services of any of these individuals this could have a material adverse effect on our business, financial condition and results of operations. We believe that these executives, in particular Mr. Marchionne, could not easily be replaced with executives of equivalent experience and capabilities. This is particularly true while we, unlike many of our competitors, are subject to limitations on executive compensation under TARP. Mr. Marchionne also serves as Chief Executive Officer of Fiat S.p.A. and Chairman or Chief Executive Officer of several significant business units within Fiat and Fiat Industrial including Fiat Group Automobiles, Case New Holland, or CNH, and Iveco trucks. We do not have a specified allocation of Mr. Marchionne’s time and attention. If Mr. Marchionne allocates more of his time and attention to non-Chrysler matters, our business may suffer as a result.

We are unable to compensate our senior executives at the level at which several of our competitors compensate their executives, which may adversely affect our ability to hire and retain the most capable executives.

In addition to the limitations on incentive compensation contained in the American Recovery and Reinvestment Act of 2009, we are also subject to the restrictions placed on executive compensation by the Office of the Special Master for TARP Executive Compensation, which we refer to as the Special Master. Under these standards, the Special Master must approve all compensation plans and payments to the five executives named in the Summary Compensation Table and the next 20 highest paid employees and the compensation structure for our next 75 most highly compensated employees. The effect of the limitations is to restrict the compensation and other benefits that we can provide to our most senior and most highly compensated employees. As a result, the form and timing of the compensation for our most highly paid employees is not necessarily competitive with that offered by other large corporations with whom we may compete for executive talent. Under the terms of our U.S. Treasury and EDC credit facilities, the limitations placed on executive compensation will continue to apply to us until at least June 10, 2018. Given our compensation structure, there is no assurance that we will continue to be able to attract, retain and incentivize the employees whose expertise is required to execute our business plan.

We are operating our business with far fewer salaried employees than Old Carco and those employees may lack some of the skills and qualifications that Old Carco’s employees had, which may harm our business and threaten our ability to hire and retain salaried employees, especially those with critical skills.

We employ substantially fewer salaried employees than Old Carco employed. As part of cost reduction efforts in the 2007-2009 period, Old Carco had offered early retirement packages and voluntary separation incentives to a broad cross-section of experienced salaried employees. As a result, we do not have the services of key employees who worked for Old Carco in a number of critical areas including vehicle design and engineering, finance, accounting, tax and legal. The remaining employees have heavier workloads than employees have historically had. We are currently in the process of trying to hire additional experienced salaried employees, particularly engineers, the market for whom is particularly competitive. Companies in similar situations have experienced significant difficulties in hiring and retaining highly skilled employees, particularly in competitive specialties, and we may experience such difficulties going forward. Due to increasing demands on the salaried workforce, and the potential lack of critical skills in our employee population, we may not be able to achieve our business plan targets in as costly or efficient a manner as we had projected.

Our collective bargaining agreements limit our ability to modify our operations and reduce costs in response to market conditions. In addition, we may be required to modify the terms of our collective bargaining agreement with the UAW in connection with its renewal this year in a manner that may be disadvantageous to us.

Substantially all of our hourly employees in the U.S. and Canada are represented by unions and covered by collective bargaining agreements. Our collective bargaining agreements with the UAW and the CAW expire in September 2011 and September 2012, respectively. Although these agreements were amended during 2009 in connection with the 363 Transaction, the agreements still provide for certain minimum wage and benefit levels throughout their terms and a degree of employment security, subject to certain conditions. As a practical matter, these agreements restrict our ability to modify our operations and reduce costs in response to market conditions during the terms of the agreements. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more effectively, especially with those automakers whose U.S. employees are not represented by unions.

The amendment to our UAW collective bargaining agreement includes a “no-strike” provision through 2015. As consideration for the no-strike provision, however, we and the UAW are subject to binding arbitration in connection with the renewal of this agreement in September 2011. Under the arbitration process, if we do not reach agreement with the UAW, the arbitrator will set the terms of our agreement, subject only to the requirement that hourly wages and benefits are to be set at a level comparable to those paid by other manufacturers in the U.S., including foreign-owned manufacturers. As a result, we may be required to modify the terms of our collective bargaining agreement and the terms and conditions of our relationship with our hourly work force in a manner that may be disadvantageous to us, including the potential reversal of some of the critical concessions negotiated in connection with the 363 Transaction.

Work stoppages at our suppliers’ facilities or other interruptions of production may harm our business.

A work stoppage or other interruption of production could occur at our facilities or those of our suppliers as a result of disputes under existing collective bargaining agreements with labor unions or in connection with negotiations of new collective bargaining agreements, as a result of supplier financial distress, or for other reasons. For example, many suppliers are experiencing financial distress due to decreasing production volume and increasing prices for raw materials, jeopardizing their ability to produce parts for us. A work stoppage or interruption of production at our facilities or those of our suppliers due to labor disputes, shortages of supplies, or any other reason (including but not limited to tight credit markets or other financial distress, natural or man-made disasters, or production difficulties) could substantially adversely affect our financial condition and results of operations.

We depend on our computer and data processing systems, and a significant malfunction or disruption in their operation could disrupt our business.

Our ability to keep our business operating effectively depends on the functional and efficient operation of our enterprise resource planning and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and collection systems. We rely on these systems to make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Our systems are susceptible to malfunctions and interruptions (including due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems) and we may experience such malfunctions or interruptions in the future. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, a significant or large-scale malfunction or interruption of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.

We are currently in the process of transitioning, retiring or replacing a significant number of our software applications at an accelerated rate, an effort which will continue throughout 2011 and future years. These applications include, among others, our engineering, finance, procurement and communication systems. During the transition periods, and until we fully migrate to our new systems, we may experience material disruptions in communications, in our ability to conduct our ordinary business processes and in our ability to report out on the results of our operations. Though we are taking commercially reasonable steps to transition our data properly, we may also lose significant amounts of data in the transition, or we may be unable to access data for periods of time without forensic intervention. Loss of data may affect our ability to continue ongoing business processes according to the dates in our business plan, or could affect our ability to file timely reports required by a wide variety of regulators, including the SEC. Our ability to comply with the requirements of the Sarbanes-Oxley Act, to the extent required of us, may also be compromised.

Item 2. Financial Information

The discussion of our critical accounting estimates and our financial condition and operating results should be read together with our accompanying audited consolidated financial statements included in this Registration Statement.

Selected Financial Data

The following table sets forth selected financial data of Chrysler Group (Successor), Old Carco (Predecessor A) and Chrysler Automotive (Predecessor B), an unincorporated business of Daimler which was not separately organized under an existing legal structure, for the periods presented. The selected financial data has been derived from:

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Chrysler Group’s accompanying audited consolidated financial statements as of December 31, 2010 and 2009 and for the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009 (Successor);

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Old Carco’s accompanying audited consolidated financial statements as of June 9, 2009 and December 31, 2008 and for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008 (Predecessor A);

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Old Carco’s audited consolidated and combined financial statements as of December 31, 2007 (Predecessor A) and for the period from August 4, 2007 to December 31, 2007 (Predecessor A), which are not included in this Registration Statement; and

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Chrysler Automotive’s audited combined financial statements for the period from January 1, 2007 to August 3, 2007 and as of and for the year ended December 31, 2006 (Predecessor B), which were derived from the audited consolidated financial statements and accounting records of Daimler and include expense allocations applicable to the business. The financial results of Chrysler Automotive are not necessarily indicative of those for a stand-alone company. Chrysler Automotive’s financial statements are not included in this Registration Statement.

The following data should be read in conjunction with —Management’s Discussion and Analysis of Financial Condition and Results of Operations included below and the audited consolidated financial statements and notes thereto included in Item 13. Financial Statements and Supplementary Data. Historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Successor		Predecessor A			Predecessor B
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008	Period from August 4, 2007 to December 31, 2007	Period from January 1, 2007 to August 3, 2007(1)	Year Ended December 31, 2006
			(in millions of dollars)
Consolidated Statements of Operations Data:
Revenues, net	$41,946	$17,710	$11,082	$48,477	$26,561	$34,556	$59,272
Gross margin	6,060	1,599	(1,934)	1,928	2,734	1,938	4,062
Selling, administrative and other expenses	3,797	4,336	1,599	3,991	2,070	3,583	4,973
Restructuring expenses (income), net(2)	48	34	(230)	1,306	21	1,200	—
Impairment of brand name intangible assets(3)	—	—	844	2,857	—	—	—
Impairment of goodwill(4)	—	—	—	7,507	—	—	—
Reorganization expense, net(5)	—	—	843	—	—	—	—
Interest expense(6)	1,276	470	615	1,080	640	515	705
Net loss	(652)	(3,785)	(4,425)	(16,844)	(639)	(4,402)	(3,506)

Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in):
Operating activities	$4,195	$2,335	$(7,130)	$(5,303)	$3,238	$(829)	$781
Investing activities	(1,167)	250	(404)	(3,632)	(3,172)	(1,530)	(5,053)
Financing activities	(1,526)	3,268	7,517	1,058	8,638	(772)	761

Other Financial Information:
Depreciation and amortization expense	$3,051	$1,587	$1,537	$4,808	$2,016	$3,499	$5,330
Capital expenditures	2,385	1,088	239	2,765	1,603	1,796	3,721

Consolidated Balance Sheets Data at Period End:
Cash, cash equivalents and marketable securities	$7,347	$5,877	$1,845	$1,898	$9,531	$850	$4,689
Restricted cash	671	730	1,133	1,355	2,484	219	—
Total assets	35,449	35,423	33,577	39,336	66,538	51,435	51,435
Current maturities of financial liabilities	2,758	1,092	2,694	11,308	2,446	7,363	1,517
Long-term financial liabilities	10,973	8,459	1,900	2,599	11,457	4,196	8,813
Members’ Interest (deficit)	(4,489)	(4,230)	(16,562)	(15,897)	1,713	(8,335)	(6,470)

Other Statistical Information (unaudited):
Worldwide factory shipments (in thousands)(7)	1,602	670	381	1,987	1,045	1,565	2,655
Number of employees at period end(8)	51,623	47,326	48,237	52,191	73,286	76,624	80,267

(1)	Balance sheet data as of August 3, 2007 was derived from unaudited information.

(2)	In 2007, Old Carco announced a three year Recovery and Transformation Plan (“RTP”), or RTP I Plan, which was aimed at restructuring its business. In conjunction with the Cerberus transaction in 2007, Old Carco initiated the RTP II Plan. Then, in 2008 and 2009, the RTP III Plan and RTP IV Plan were initiated, respectively. For additional information refer to Results of Operations.

(3)	Old Carco recorded indefinite-lived intangible asset impairment charges of $844 million and $2,857 million in the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, related to its brand names. The impairments were primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, and a significant decline in its projected production volumes and revenues considering the market conditions at that time.

(4)	In 2008, Old Carco recorded a goodwill impairment charge of $7,507 million, primarily as a result of significant declines in its projected financial results considering the deteriorating economic conditions and the weakening U.S. automotive market at that time.

(5)	In connection with Old Carco’s bankruptcy filings, Old Carco recognized $843 million of net losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing Old Carco and its principal domestic subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. These losses were partially off-set by a gain on extinguishment of certain financial liabilities and accrued interest.

(6)	Interest expense for the period from January 1, 2009 to June 9, 2009 excludes $57 million of contractual interest expense on debt subject to compromise. Refer to Note 4, Interest Expense, of Old Carco’s accompanying audited consolidated financial statements for additional information.

(7)	Represents vehicle sales to our dealers, distributors and fleet customers. For additional information refer to – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Worldwide Factory Shipments.

(8)	The number provided for August 3, 2007 is as of July 31, 2007. The number provided for June 9, 2009 is as of June 30, 2009.

Critical Accounting Estimates

The audited consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, which requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses in the periods presented. We believe that the accounting estimates employed are appropriate and resulting balances are reasonable; however, due to inherent uncertainties in making estimates actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

The critical accounting estimates that affect the audited consolidated financial statements and that use judgments and assumptions are listed below. In addition, the likelihood that materially different amounts could be reported under varied conditions and assumptions is discussed.

Business Combination Accounting

We accounted for the 363 Transaction utilizing the acquisition method of accounting in accordance with the accounting guidance related to business combinations. The cash consideration for the transaction was $2.0 billion. Goodwill of $1,361 million was calculated as the excess of the consideration transferred to the creditors of Old Carco in the 363 Transaction over the June 10, 2009 values recognized for the identifiable assets acquired and the liabilities assumed. Goodwill represents the future economic benefits arising from other assets acquired as part of the 363 Transaction that do not meet the separability criteria of the business combination accounting guidance.

The following summarizes the estimated values of the assets acquired and liabilities assumed on June 10, 2009 (in millions of dollars):

Consideration transferred		$2,000

Cash and cash equivalents	1,694
Restricted cash	1,079
Marketable securities	16
Trade receivables	1,731
Inventories	3,040
Property, plant and equipment	14,242
Equipment on operating leases	3,415
Prepaid expenses and other assets	3,278
Advances to related parties and other financial assets	185
Deferred taxes	120
Other intangible assets	3,219

Total assets acquired	32,019

Trade liabilities	3,782
Accrued expenses and other liabilities	20,557
Financial liabilities	5,659
Deferred revenue	1,262
Deferred taxes	120

Total liabilities assumed	31,380
	Value of net assets acquired	639

Goodwill (excess of consideration transferred over value of net assets)		$1,361

In applying the accounting guidance related to business combinations, we recorded the assets acquired and the liabilities assumed from Old Carco at fair value, except for certain pre-acquisition contingent liabilities for which fair value was not determinable, deferred income taxes and certain liabilities associated with employee benefits, which were recorded according to other accounting guidance. These adjustments are final and no determinations of fair value are considered provisional as of June 10, 2009. The significant assumptions related to the valuation of our assets and liabilities recorded in connection with the 363 Transaction are discussed below.

Inventories. We recorded inventories at a fair value of $3,040 million, which was determined as follows:

•

Finished products were determined based on the estimated selling price of finished products on hand less costs to sell, including disposal and holding period costs, as well as a reasonable profit margin on the selling and disposal effort for each specific category of finished products being evaluated;

•

Work in process was determined based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, as well as a reasonable profit margin on the remaining manufacturing, selling and disposal effort; and

•	Raw materials were determined based on current replacement cost.

Property, Plant and Equipment. We recorded property, plant and equipment, which includes land, buildings, leasehold improvements, machinery, equipment, construction in progress and special tooling, at a fair value of $14,242 million. The fair value was based on the premise of highest and best use.

The cost approach was applied in determining fair value for certain assets related to buildings, leasehold improvements and the majority of our machinery, equipment and special tooling. This method considers the amount required to construct or purchase a new asset of equal utility at current prices, with adjustments in value for physical deterioration, as well as functional and economic obsolescence. Economic obsolescence represents a loss in value due to unfavorable external conditions, such as the economics of the automotive industry as of June 10, 2009. Economic obsolescence was estimated based on expectations of the highest and best use of the property, plant and equipment, which generally contemplated an in use valuation premise. Land was valued using the comparable sales method, which is a market approach that uses recent transactions for similar types of real property as a basis for estimating the fair value of the land acquired.

Equipment on Operating Leases. We recorded equipment on operating leases for which we are the lessor at a fair value of $3,415 million, which was based on the market value of comparable assets.

Intangible Assets. We recorded intangible assets at a fair value of $3,219 million. The following is a summary of the methods used to determine the fair value of our significant intangible assets:

•	The relief from royalty method was used to calculate the fair value of brand names of $2,210 million. The significant assumptions used in this method included:

•	Forecasted revenue for each brand name (Chrysler, Jeep, Dodge, Ram and Mopar);

•	Royalty rates based on licensing arrangements for the use of brands and trademarks in the automotive industry and related industries;

•	Discount rates ranging from 19 percent to 26 percent based on an estimated weighted average cost of capital, or WACC, and adjusted for perceived business risks related to these intangible assets; and

•	Indefinite economic lives for the acquired brands.

•

The cost approach was used to calculate the fair value of the acquired dealer networks of $384 million. The fair value of the acquired dealer networks was determined based on our estimated costs to re-create the dealer networks, which took into consideration an estimate of an optimal number of dealers.

•	The relief from royalty method was used to calculate the fair value of patented and unpatented technology of $208 million. The significant assumptions used included:

•	Forecasted revenue for each technology category;

•	Royalty rates based on licensing arrangements for similar technologies and obsolescence factors by technology category;

•	Discount rates ranging from 18 percent to 21 percent based on an estimated WACC and adjusted for perceived business risks related to these developed technologies; and

•	Estimated economic lives, which ranged from 4 to 10 years.

•	We recorded other intangible assets of $417 million, which included $192 million related to operating lease contracts that were favorable relative to available market terms.

Financial Liabilities. We recorded financial liabilities, including debt and capital leases, at a total fair value of $5,659 million. The fair value was calculated using a discounted cash flow methodology utilizing a synthetic credit rating to estimate the non-performance risk associated with our debt instruments, adjusted where appropriate for any security interests.

Pre-acquisition Contingencies. Certain pre-acquisition contingent liabilities were assumed from Old Carco, including certain warranty obligations and product liabilities, as well as various pending legal actions and proceedings arising in connection with Old Carco’s activities as an automotive manufacturer. Some of these legal actions and proceedings include claims for substantial or indeterminate amounts of damages. Due to the number of variables and assumptions involved in assessing the possible outcome of these legal actions and proceedings, sufficient information does not exist to reasonably estimate the fair value of these pre-acquisition contingent liabilities. Additionally, we are unable to measure the fair value of certain warranty obligations and product liabilities assumed from Old Carco, as of June 10, 2009, due to the uncertainty in the timing and amount of those obligations. As such, these liabilities have been measured in accordance with the accounting guidance related to contingencies. We establish reserves for these matters when a loss is probable and reasonably estimable. Refer to Note 14, Commitments, Contingencies and Concentrations, of our accompanying audited consolidated financial statements for further information related to these contingencies.

Pension

We sponsor both noncontributory and contributory defined benefit pension plans. The majority of the plans are funded plans. The noncontributory pension plans cover certain of our hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain of our salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the fifteen years preceding retirement.

Our defined benefit pension plans are accounted for on an actuarial basis, which requires that we make use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

•

Discount rates. Our discount rates are based on yields of high-quality (AA-rated or better) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension payments.

•

Expected return on plan assets. Our expected long-term rate of return on plan assets assumption is developed using a consistent approach across all plans. This approach primarily considers various inputs from a range of advisors for long-term capital market returns, inflation, bond yields and other variables, adjusted for specific aspects of our investments strategy.

•	Salary growth. Our salary growth assumption reflects our long-term actual experience, outlook and assumed inflation.

•	Inflation. Our inflation assumption is based on an evaluation of external market indicators.

•

Expected contributions. Our expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time contributions are made beyond those that are legally required.

•	Retirement rates. Retirement rates are developed to reflect actual and projected plan experience.

•	Mortality rates. Mortality rates are developed to reflect actual and projected plan experience.

Plan assets are recognized and measured at fair value in accordance with the accounting guidance related to fair value measurements, which specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. A variety of inputs are used, including independent pricing vendors, third party appraisals, and fund net asset value provided by the investment manager or a third party administrator. Refer to Note 3, Summary of Significant Accounting Policies and Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements for a discussion of the fair value hierarchy measurement.

Plan obligations and costs are based on existing retirement plan provisions. No assumption is made regarding any potential future changes to benefit provisions beyond those to which we are presently committed, such as in existing labor contracts.

The effects of actual results differing from our assumptions and the effects of changing assumptions are included in unamortized net gains and losses in accumulated other comprehensive income. Gains and losses are amortized over future periods and, therefore, generally affect our recognized expense in future periods. These net gains and losses are only amortized to the extent they exceed 10 percent of the higher of the market-related value of assets or the projected benefit obligation of the respective plan and these amounts are recognized as a component of net expense over the plan participants’ expected future years of service. For our defined benefit pension plans, these losses do not exceed this threshold. During 2010, the actual return on plan assets was $2,929 million, which was higher than the expected return of $1,741 million. The weighted average discount rate used to determine the benefit obligation for defined benefit pension plans was 5.33 percent at December 31, 2010 versus 5.54 percent at December 31, 2009, resulting in an unamortized loss of $635 million.

The December 31, 2010 pension funded status and 2011 expense are affected by year-end 2010 assumptions. These sensitivities may be asymmetric and are specific to the time periods noted. They also may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown. The effect of the indicated increase (decrease) in selected factors, holding all other assumptions constant, is shown below:

	Pension Plans
	Effect on 2011 Pension Expense	Effect on December 31, 2010 Projected Benefit Obligation
	(in millions of dollars)
10 basis point decrease in discount rate	$(6)	$317
10 basis point increase in discount rate	6	(308)
50 basis point decrease in expected return on assets	121	—
50 basis point increase in expected return on assets	(121)	—

Refer to Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements for a detailed discussion of our pension plans.

Other Postretirement Benefits

We provide health care, legal and life insurance benefits to certain of our hourly and salaried employees. Upon retirement from the Company, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.

Other postretirement benefit obligations, or OPEB, plans are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of our obligations, costs and liabilities associated with OPEB, primarily retiree health care and life insurance, requires that we make use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience, which may have an effect on the amount and timing of future payments.

The assumptions used in developing the required estimates include the following key factors:

•

Discount rates. Our discount rates are based on yields of high-quality (AA-rated or better) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected benefit payments.

•	Health care cost trends. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends.

•	Salary growth. Our salary growth assumptions reflect our long-term actual experience, outlook and assumed inflation.

•	Retirement rates. Retirement rates are developed to reflect actual and projected plan experience.

•	Mortality rates. Mortality rates are developed to reflect actual and projected plan experience.

Plan assets are recognized and measured at fair value in accordance with the accounting guidance related to fair value measurements, which specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. A variety of inputs are used, including independent pricing vendors, third party appraisals, and fund net asset value provided by the investment manager or a third party administrator. Refer to Note 3, Summary of Significant Accounting Policies and Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements for a discussion of the fair value hierarchy measurement.

Plan obligations and costs are based on existing retirement plan provisions. No assumption is made regarding any potential future changes to benefit provisions beyond those to which we are presently committed, such as in existing labor contracts.

The effects of actual results differing from our assumptions and the effects of changing assumptions are included in unamortized net gains and losses in accumulated other comprehensive income (loss). We immediately recognize actuarial gains or losses for OPEB plans that are short-term in nature and under which our obligation is capped. For all other plans, our accounting policy is to recognize gains or losses to the extent they exceed 10 percent of the higher of the market-related value of assets or the projected benefit obligation of the respective plan and these amounts are recognized as a component of the net expense over the plan participants’ expected future years of service. The weighted average discount rate used to determine the benefit obligation for OPEB plans was 5.57 percent and 5.38 percent at December 31, 2010 and 2009, respectively. Excluding the plans that provided postretirement health care benefits to UAW vested retirees and to CAW represented employees, retirees and dependents and for which we have been discharged of further obligation, the weighted average discount rate for December 31, 2009 was 5.52 percent. As a result, during the year ended December 31, 2010, the impact of the change in discount rate for continuing plans was minimal.

Refer to Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements for more information regarding costs and assumptions for OPEB plans.

The effect of the indicated increase (decrease) in the assumed discount rate, holding all other assumptions constant, is shown below:

	OPEB Plans
	Effect on 2011 OPEB Expense	Effect on December 31, 2010 OPEB Obligation
	(in millions of dollars)
10 basis point decrease in discount rate	$—	$29
10 basis point increase in discount rate	—	(29)

Transfer of VEBA Trust Assets and Obligations to the VEBA Trust. On January 1, 2010, and in accordance with the terms of the VEBA Settlement Agreement, we transferred $1,972 million of plan assets to the VEBA Trust and thereby were discharged of $7,049 million of benefit obligations related to postretirement health care benefits for certain UAW retirees. As a result of this settlement, we derecognized the associated OPEB obligation of $5,077 million, which was included in accrued expenses and other liabilities as of December 31, 2009. Separately, we recognized a financial liability for the VEBA Trust Note at a fair value of $3,854 million, which included the $4,587 million VEBA Trust Note net of the related discount of $733 million, as well as accrued interest of $233 million. In addition, the contribution receivable for the VEBA Trust Membership Interests of $990 million was satisfied. Refer to Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements for more information regarding the transfer of VEBA Trust assets and obligations to the VEBA Trust.

Canadian Health Care Trust Settlement Agreement. On August 13, 2010, Chrysler Canada Inc., or Chrysler Canada, entered into the Canadian Health Care Trust Settlement Agreement, which we refer to as the Canadian HCT Settlement Agreement, with the CAW to permanently transfer the responsibility for providing postretirement health care benefits to the CAW represented employees, retirees and dependents (“Covered Group”) to a new retiree plan. The new retiree plan will be funded by a new independent Health Care Trust, or HCT.

On December 31, 2010, and in accordance with the Canadian HCT Settlement Agreement, Chrysler Canada issued four unsecured promissory notes, or Canadian HCT Notes, to the HCT with a fair value of $1,087 million ($1,085 million CAD) and made a cash contribution of $152 million to the HCT in exchange for settling its retiree health care obligations for the Covered Group. In accordance with the Canadian HCT Settlement

Agreement, the cash contribution was determined based on an initial payment of $175 million which was adjusted for the following: (i) increased by $45 million related to principal payments on the Canadian HCT Notes, (ii) reduced by $53 million for benefit payments made by us for claims incurred by the Covered Group from January 1, 2010 through December 31, 2010 and (iii) reduced for administrative costs and required taxes associated with the transaction, which were partially offset by retiree contributions received by us during the same period. As of December 31, 2010, $19 million of obligations associated with this transaction were outstanding and are scheduled to be paid in 2011. During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.

Refer to Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements for more information regarding the Canadian HCT Settlement Agreement.

Impairment of Long-Lived Assets

Long-lived assets held and used (such as property, plant and equipment, and equipment on operating leases) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds the fair value of the asset or group of assets. When long-lived assets are considered held for sale, they are recorded at the lower of carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Other Intangible Assets

We account for goodwill in accordance with the accounting guidance related to intangibles and goodwill, which requires us to test goodwill for impairment at the reporting unit level at least annually and when significant events occur or there are changes in circumstances that indicate the fair value is less than the carrying value. Such events could include, among others, a significant adverse change in the business climate, an unanticipated change in the competitive environment and a decision to change the operations of the Company. We have one operating segment, which is also our only reporting unit.

Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test is to compare the fair value of our reporting unit to its carrying value. The fair value is determined by estimating the present value of expected future cash flows for the reporting unit. If the fair value of the reporting unit is greater than its carrying amount, no impairment exists and the second step of the test is not performed. If the carrying amount of the reporting unit is greater than the fair value, there is an indication that an impairment may exist and the second step of the test must be completed to measure the amount of the impairment. The second step of the test calculates the implied fair value of goodwill by assigning the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. The implied fair value of goodwill is then compared to the carrying value. If the implied fair value of goodwill is less than the carrying value, an impairment loss is recognized equal to the difference. Goodwill is evaluated for impairment annually as of October 1.

Intangible assets with a finite useful life are amortized over their respective estimated useful lives, which are reviewed by management each reporting period and whenever changes in circumstances indicate that the carrying value of the assets may not be recoverable. Other intangible assets determined to have an indefinite useful life are not amortized, but are instead tested for impairment annually. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Management estimates fair value through various techniques including discounted cash flow models, which incorporate market-based inputs, and third party independent appraisals, as considered appropriate. Management also considers current and estimated economic trends and outlook.

Valuation of Deferred Tax Assets

A valuation allowance on deferred tax assets is required if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient taxable income during the carry back or carry forward periods applicable in each applicable tax jurisdiction. Our accounting for deferred tax assets represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

In assessing the realizability of deferred tax assets, we consider both positive and negative evidence. Concluding that a valuation allowance is not required is difficult when there is absence of positive evidence and significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. U.S. GAAP states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

The assessment for the nature, timing and recognition of a valuation allowance takes into account a number of types of evidence, including the following:

•

Nature, frequency and severity of current and cumulative financial reporting losses. A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. In certain circumstances, historical information may not be as relevant due to changed circumstances;

•

Sources of future taxable income. Future reversals of existing temporary differences are heavily-weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment pursuant to U.S. GAAP; and

•

Tax planning strategies. If necessary and available, tax planning strategies would be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

We concluded that the lack of positive evidence in combination with the negative objective evidence of the uncertainty of the near-term outlook for the North American automotive industry, financial markets and projected future taxable income were significant and outweighed other factors. Accordingly, at December 31, 2010 and 2009, we have valuation allowances on deferred tax assets of $852 million and $801 million, respectively, related to our foreign operations, which are highly dependent on U.S. sourced taxable income.

If, in the future, we generate taxable income on a sustained basis in jurisdictions where we have recorded full valuation allowances, our conclusion regarding the need for full valuation allowances in these tax jurisdictions could change, resulting in the reversal of some or all of the valuation allowances. If our operations generate taxable income prior to reaching profitability on a sustained basis, we would reverse a portion of the valuation allowance related to the corresponding realized tax benefit for that period, without changing our conclusions on the need for a full valuation allowance against the remaining net deferred tax assets.

Sales Incentives

We record the estimated cost of sales incentive programs offered to dealers and retail customers as a reduction to revenue at the time of sale to the dealer. This estimated cost represents the incentive programs offered to dealers and retail customers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to revenue in the period the adjustment is determinable.

We use price discounts to adjust vehicle pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and to support promotional campaigns. We may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and retail customers and subvention programs offered to retail customers, or lease subsidies, which reduce the retail customer’s monthly lease payment. Incentive programs are generally brand, model and region specific for a defined period of time, which may be extended.

Multiple factors are used in estimating the future incentive expense by vehicle line including the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates are reviewed monthly and changes to the planned rates are adjusted accordingly, thus impacting revenues. As discussed previously, there are a multitude of inputs affecting the calculation of the estimate for sales incentives, and an increase or decrease of any of these variables could have a significant effect on recorded revenues.

Warranty and Product Recalls

We establish reserves for product warranties at the time the sale is recognized. We issue various types of contractual product warranties under which we generally guarantee the performance of products delivered for a certain period or term. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. Estimates are principally based on historical claims experience for our vehicles and, where little or no claims experience may exist, assumptions regarding the lifetime warranty costs of each vehicle. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in our assumptions could materially affect our results of operations.

We periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. Included in the reserve is the estimated cost of these service and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. Our estimate of warranty and additional service and recall action obligations is re-evaluated on a quarterly basis. Experience has shown that initial data for any given model year can be volatile; therefore, our process relies upon long-term historical averages until actual data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting accruals are then compared with current spending rates to ensure that the balances are adequate to meet expected future obligations.

Accounting Standards Not Yet Adopted

Accounting standards not yet adopted are discussed in Note 3, Summary of Significant Accounting Policies, of our accompanying audited consolidated financial statements.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures: Modified Operating Profit (Loss); Modified Earnings Before Interest, Taxes, Depreciation and Amortization, which we refer to as Modified EBITDA; Gross and Net Industrial Debt; as well as Free Cash Flow. We believe that these non-GAAP financial measures provide useful information about our operating results and enhance the overall assessment of our financial performance. They provide us with comparable measures of our financial performance based on normalized operational factors which then facilitate management’s ability to identify operational trends as well as make decisions regarding future spending, resource allocations and other operational decisions, and because they and similar measures are widely used in the industry in which we operate.

These financial measures may not be comparable to other similarly titled measures of other companies and are not an alternative to net income (loss) or income (loss) from operations as calculated and presented in accordance with U.S. GAAP. These measures should not be used as a substitute for any U.S. GAAP financial measures.

Modified Operating Profit (Loss)

We measure Modified Operating Profit (Loss) to assess the performance of our core operations, establish operational goals and forecasts that are used to allocate resources, and evaluate our performance period over period. Modified Operating Profit (Loss) is computed starting with net income (loss), and then adjusting the amount to (i) add back income tax expense and exclude income tax benefits, (ii) add back net interest expense (excluding interest expense related to financing activities associated with a vehicle lease portfolio we refer to as Gold Key Lease), (iii) add back all pension, OPEB and other employee benefit costs other than service costs, (iv) add back restructuring expense and exclude restructuring income, (v) add back other financial expense, (vi) add back losses and exclude gains due to cumulative change in accounting principles, and (vii) add back certain other costs, charges and expenses.

Modified EBITDA

We measure the performance of our business using Modified EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We compute Modified EBITDA starting with net income (loss) adjusted to Modified Operating Profit (Loss) as described above, and then add back depreciation and amortization expense (excluding depreciation and amortization expense for vehicles held for lease). We believe that Modified EBITDA is useful to determine the operational profitability of our business which we use as a basis for making decisions regarding future spending, budgeting, resource allocations and other operational decisions. We also use performance targets based on Modified EBITDA as a factor in our incentive compensation calculations.

The reconciliation of net loss to Modified Operating Profit (Loss) and Modified EBITDA is set forth below:

	Successor		Predecessor A
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)		(in millions of dollars)
Net loss	$(652)	$(3,785)	$(4,425)	$(16,844)
Plus:
Income tax expense (benefit)	139	29	(317)	790
Net interest expense(1)	1,228	359	584	796
Pension, OPEB and other employee benefit costs other than service costs:
Remeasurement loss on VEBA Trust Note and Membership Interests (2)	—	2,051	—	—
Interest expense and accretion on VEBA Trust Note	—	270	—	—
Other employee benefit costs	(52)	136	236	423
Loss on Canadian HCT Settlement(3)	46	—	—	—
Restructuring expenses (income), net(4)	48	34	(230)	1,306
Other financial expense, net	6	11	6	82
Impairment of goodwill(5)	—	—	—	7,507
Impairment of brand name intangible assets(6)	—	—	844	2,857
Impairment of property, plant and equipment(7)	—	—	391	—
Reorganization expense, net(8)	—	—	843	—
Certain troubled supplier concessions	—	—	—	106
Less:
Gain on NSC settlement(9)	—	—	(684)	—
Gain on Daimler pension settlement(10)	—	—	(600)	—

Modified Operating Profit (Loss)	763	$(895)	$(3,352)	$(2,977)

Plus:
Depreciation and amortization expense	3,051	1,587	1,537	4,808
Less:
Depreciation and amortization expense for vehicles held for lease	(353)	(154)	(354)	(1,581)

Modified EBITDA	$3,461	$538	$(2,169)	$250

(1)	Interest expense for the period from January 1, 2009 to June 9, 2009 excludes $57 million of contractual interest expense on debt subject to compromise. Refer to Note 4, Interest Expense, of Old Carco’s accompanying audited consolidated financial statements for additional information.

(2)	As a result of the December 31, 2009 remeasurement, the OPEB obligation increased primarily due to a change in discount rate, resulting in a loss. Our policy is to immediately recognize actuarial gains or losses for OPEB plans that are short-term in nature and under which our obligation is capped. Therefore, we immediately recognized a loss of $2,051 million in OPEB net periodic benefit costs due to increases in the fair values of the VEBA Trust Note and Membership Interests issued to the VEBA Trust of $1,540 million and $511 million, respectively, from June 10, 2009 to December 31, 2009.

(3)	In August 2010, Chrysler Canada entered into a settlement agreement with the CAW to permanently transfer the responsibility for providing postretirement health care benefits to the Covered Group to a new retiree plan. The new retiree plan will be funded by the HCT. During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.

(4)	During 2008, Old Carco developed a multi-year plan, RTP III Plan, to further restructure its business in order to reduce its cost structure in response to continued deterioration of its business. Charges recorded for the RTP III Plan included costs related to workforce reductions, including a curtailment loss as a result of the salaried and hourly workforce reductions, as well as supplier contract cancellation costs and other costs. Restructuring income, net for the period from January 1, 2009 to June 9, 2009 was primarily due to refinements to existing supplier contract cancellation costs and workforce reduction reserves recorded in connection with Old Carco’s RTP I, II and III Plans.

(5)	In 2008, Old Carco recorded a goodwill impairment charge of $7,507 million, primarily as a result of significant declines in its projected financial results considering the deteriorating economic conditions and the weakening U.S. automotive market at that time.

(6)	Old Carco recorded indefinite-lived intangible asset impairment charges of $844 million and $2,857 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, related to its brand names. The impairments were primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, and a significant decline in its projected production volumes and revenues considering the market conditions at that time.

(7)	During the period from January 1, 2009 to June 9, 2009, Old Carco recorded a property, plant and equipment impairment charge of $391 million on the long-lived assets which were not acquired by us. The impairment was primarily the result of the Old Carco bankruptcy cases, continued deterioration of Old Carco’s revenues, ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, as well as taking into consideration the expected proceeds to be received upon liquidation of the assets.

(8)	In connection with Old Carco’s bankruptcy filings, Old Carco recognized $843 million of net losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing Old Carco and its principal domestic subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. These losses were partially off-set by a gain on extinguishment of certain financial liabilities and accrued interest. On April 30, 2010, Old Carco transferred its remaining assets and liabilities to a liquidating trust and was dissolved in accordance with a plan of liquidation approved by the bankruptcy court.

(9)	On March 31, 2009, Daimler transferred its ownership of 23 national sales companies, or NSCs, to Chrysler Holding, which simultaneously transferred the NSCs to Old Carco. Old Carco paid Daimler $99 million in exchange for the settlement of obligations related to the NSCs and other international obligations, resulting in a net gain of $684 million.

(10)	On June 5, 2009, Old Carco, Chrysler Holding, Cerberus, Daimler and the Pension Benefit Guaranty Corporation entered into a binding agreement settling various matters. Under the agreement, Daimler agreed to make three equal annual cash payments to Old Carco totaling $600 million, which were to be used to fund contributions into Old Carco’s U.S. pension plans in 2009, 2010 and 2011. This receivable and certain pension plans were subsequently transferred to us as a result of the 363 Transaction.

The table below shows a reconciliation of Modified EBITDA as currently defined and reported to Modified EBITDA as previously defined and reported by Old Carco in its accompanying audited consolidated financial statements as of June 9, 2009 and December 31, 2008 and for the period from January 1, 2009 to June 9, 2009 and for the year ended December 31, 2008.

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Modified EBITDA	$(2,169)	$250
Adjustment to include:
Certain employee benefit costs	(236)	(423)

Modified EBITDA as previously reported	$(2,405)	$(173)

Gross and Net Industrial Debt

We compute Gross Industrial Debt as total financial liabilities less Gold Key Lease financing obligations. Gold Key Lease financing obligations are primarily satisfied out of collections from the underlying securitized assets and out of collections from operating leases and proceeds from the sale of leased vehicles.

We deduct our cash, cash equivalents and marketable securities from Gross Industrial Debt to compute Net Industrial Debt. We use Net Industrial Debt as a measure of our financial leverage and believe it is useful to others in evaluating our financial leverage.

As a result of the 363 Transaction, our capital structure is not comparable to Old Carco’s. As a result, the non-GAAP measures for our Gross and Net Industrial Debt are not comparable to Predecessor A.

The following is a reconciliation of financial liabilities to Gross and Net Industrial Debt:

	Successor
	December 31, 2010	December 31, 2009
	(in millions of dollars)
Financial liabilities(1)	$13,731	$9,551
Less: Gold Key Lease obligations
Short-term asset-backed notes payable	130	922
Long-term asset-backed notes payable	43	291
Gold Key Lease credit facility	438	953

Gross industrial debt	$13,120	$7,385
Less: cash, cash equivalents and marketable securities	7,347	5,877

Net Industrial Debt	$5,773	$1,508

(1)	Refer to Note 12, Financial Liabilities, of our accompanying audited consolidated financial statements for additional information regarding our financial liabilities.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating and investing activities, excluding any debt related investing activities, adjusted for financing activities related to Gold Key Lease financing. Free Cash Flow is presented because we believe that it is used by analysts and other parties in evaluating the Company. However, Free Cash Flow does not necessarily represent cash available for discretionary activities, as certain debt obligations and capital lease payments must be funded out of Free Cash Flow. Free Cash Flow should not be considered as an alternative to, or substitute for, net change in cash and cash equivalents. We believe it is important to view Free Cash Flow as a complement to our entire consolidated statements of cash flows.

We calculate Free Cash Flow as follows:

	Successor
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
	(in millions of dollars)
Net cash provided by operating activities	$4,195	$2,335
Net cash (used in) provided by investing activities	(1,167)	250
Investing activities excluded from free cash flow:
Change in loans and note receivables	(36)	(7)
Proceeds from the USDART(1)	—	(500)
Financing activities included in free cash flow:
Proceeds from Gold Key Lease financing	266	—
Repayments of Gold Key Lease financing	(1,903)	(1,248)

Free Cash Flow	$1,355	$830

(1)	U.S. Dealer Automotive Receivable Transition, LLC, or USDART, as described below under —Ally.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of our Operations and Formation

We generate revenue, income, and cash primarily from our sales of Chrysler, Jeep, Dodge and Ram vehicles and Mopar service parts and automotive accessories to dealers and distributors for sale to retail and fleet customers. The majority of our operations, employees, independent dealers and vehicle sales are in North America, principally in the U.S. Approximately 10 percent of our vehicle sales in 2010 were outside North America, mostly in South America, Asia Pacific and Europe. We also generate revenue, income and cash from the sale of separately-priced extended warranty service contracts to consumers and from providing contract manufacturing services to other vehicle manufacturers, including Fiat.

Our dealers enter into wholesale financing arrangements to purchase vehicles to hold in inventory which are available for sale to retail customers. Our retail customers use a variety of finance and lease programs to acquire vehicles from our dealers. The availability of financing with reasonable terms is a significant factor influencing our vehicle sales and revenues. Insufficient availability of financing to Old Carco’s dealers and retail customers contributed to declines in Old Carco’s vehicle sales and lease volumes beginning in 2008, which in turn affected its cash flows and liquidity. These impacts were one of the key factors leading to Old Carco’s bankruptcy filing.

We began operations on June 10, 2009, following our purchase of the principal operating assets of Old Carco in the 363 Transaction. In connection with the 363 Transaction, we entered into an industrial alliance with Fiat that provides for collaboration in a number of areas, including product platform sharing and development, global distribution, procurement, information technology infrastructure and process improvement. See Item 1. Business—Chrysler Group Overview for a description of the circumstances surrounding our formation and the Fiat alliance.

For comparative purposes, we present certain information below regarding the financial condition and operating performance for 2009 based on our results for the period from June 10, 2009 to December 31, 2009 and those of Old Carco for the period from January 1, 2009 to June 9, 2009. Information presented for periods prior to 2009 represents the results of Old Carco or Chrysler Automotive, as indicated. Refer to the discussion of the lack of comparability of our and Old Carco’s financial information in –Results of Operations.

Strategic Business Plan

Following completion of the 363 Transaction, our management team spent several months analyzing our business, products, operations and financial performance and condition in order to develop a business plan with clearly defined financial and operational performance targets.

In November 2009, we announced our business plan and related performance targets for the 2010 through 2014 period. Our business plan focuses on a number of initiatives designed to bring significant changes to our business, including investing in our brands and new product development, leveraging our alliance with Fiat, improving supply chain management, optimizing our dealer networks and building a workforce culture of high performance. Our business plan includes targets for vehicle sales and market share growth, profitability improvements and increased liquidity.

Since we began operations in June 2009, we have made progress toward the following business and operational objectives included in our business plan:

•

Products and Product Development. We are in the process of implementing an extensive renewal of our product lineup, which began in the fourth quarter of 2009 and has to date included: the retail launch of the new Ram 2500 and 3500 Heavy Duty pick-up trucks, the new Jeep Grand Cherokee and the Ram Chassis Cab commercial truck; the production launch of the 2011 Chrysler 300 and Dodge Charger sedans, the 2011 Dodge Durango crossover vehicle, and the 2012 Fiat 500; and the production launch of 10 other significantly refreshed vehicles. As is typical in the automotive industry, all of these vehicles were or will be available for retail purchase two to three months following production launch. In addition, we introduced our new Pentastar V-6 engine in 2010 in the 2011 model year Jeep Grand Cherokee and in the production launches of nine other vehicles, and we also launched production of the 1.4L Fiat FIRE engine for use in the Fiat 500.

•

Optimizing our U.S. Dealer Network. A stable network of profitable dealers is important to our plan to increase vehicle sales. As part of the 363 Transaction, Old Carco had reduced the total number of its U.S. dealers by 789. This represented a 24 percent decrease in the number of dealers, but the terminated dealers accounted for only 13 percent of Old Carco’s vehicle sales during the year ended December 31, 2008. Certain legal matters relating to those terminations are described below in Item 8. Legal Proceedings. As of December 31, 2010, we had approximately 2,311 dealers in the U.S., compared to over 3,000 dealers in the U.S. at June 9, 2009. We believe that the overall financial strength of our dealer network improved significantly during 2010, with approximately 82 percent of our U.S. dealers reporting to us that they were profitable by the end of 2010, as compared to approximately 70 percent in 2009 and 49 percent in 2008. Nearly all of our current dealers have access to wholesale financing through Ally or through other lenders. In addition, our U.S. dealers have committed to invest an aggregate of more than $300 million in new construction and major renovations in their dealerships since we began operations in June 2009.

•

Enhancing Our Brands. We believe that we can increase sales of our vehicles and service parts while reducing our reliance on sales incentives by building the value of our brands. We have begun a multi-year campaign to strengthen our Chrysler, Jeep, Dodge and Mopar brands, to develop Ram as a separate brand, and to reintroduce the Fiat brand in the U.S. and Canadian markets. We separated the Ram truck lineup from the Dodge brand and established a new Ram brand within the fourth quarter of 2009 in order to more effectively develop and market the distinct attributes of the vehicles in each brand’s product portfolio. We also began selecting dealers for the sale of Fiat brand vehicles and service parts in the U.S. during the fourth quarter of 2010. As of December 31, 2010, we had selected 122 Fiat brand dealers in the U.S., of which 120 are current Chrysler, Jeep, Dodge and Ram brand dealers. We intend to develop a U.S. network of approximately 165 Fiat brand dealers in approximately 120 metropolitan areas in 37 states, as well as Puerto Rico. In Canada, we anticipate establishing 67 Fiat dealerships, of which 58 were selected in 2010.

•

World Class Manufacturing. In 2010, we invested approximately $155 million in our manufacturing plants to improve the infrastructure, efficiency and quality of our production systems. This investment, which was incremental to the investments we made for the purposes of our 2010 production launches, is part of a larger effort to introduce WCM principles to our manufacturing operations. WCM fosters a manufacturing culture that targets improved performance, safety and efficiency as well as the elimination of all types of waste. In preparation for our 2010 production launches, we invested $34 million in state-of-the-art metrology (precision measuring) centers at three of our assembly plants. We also installed a proprietary advanced statistical software system across all of our facilities that identifies emerging variation patterns during the assembly process which can be linked to worn tools or other root causes, thereby leading to prompt resolution of fit and finish discrepancies. In December 2010, we broadened the capability of our plant in Toluca, Mexico to a multi-platform facility. That plant is now capable of manufacturing our Fiat 500 and Dodge Journey models interchangeably. Our progress toward achieving goals under WCM is externally verified. In 2010, as a result of our WCM activities, we achieved a 25 percent reduction in reported injuries, a 39 percent reduction in lost days due to injury, a 10 percent improvement in manufacturing cost productivity, and a 13 percent improvement in first time quality in our vehicle assembly plant operations.

•

Procurement. We have established joint purchasing programs with Fiat that are designed to yield preferred pricing and logistics terms. Our objective is to achieve cumulative savings from 2009 levels of approximately $3 billion by 2014, net of estimated raw material price increases, primarily through the use of shared parts and components and common suppliers, and obtaining better pricing by using Chrysler’s and Fiat’s combined annual purchasing power (approximately $60 billion in 2010, based on the average of the daily EUR/USD exchange rate during 2010). We also expect to achieve cost savings as we integrate our procurement activities with Fiat.

•

Supply Chain Management. Our supply chain management function coordinates efforts to accurately forecast demand, manage the materials and vehicle ordering processes, track plant capacity, schedule production, allocate product inventory and arrange transportation logistics. Supply chain management is important in preventing potentially costly oversupply or undersupply conditions. Our supply chain management also monitors our dealers’ vehicle inventory levels to maintain availability of vehicles to facilitate sales, while at the same time preventing excess dealer stock to avoid the need for dealer and retail incentives. We improved the accuracy of our production forecasts in 2010 as compared to 2009, which led to decreased waste and lowered costs by reducing both underproduction and overproduction. We brought U.S. dealer vehicle inventory levels more in line with market demand and finished the year with 63 days supply (number of units in dealer inventory divided by the daily selling rate for December 31, 2010). This is up slightly from 58 days supply as of December 31, 2009, reflecting an increase in inventory levels associated with the launch of new and refreshed models. These inventory levels represent a significant improvement over Old Carco’s 115 days supply as of December 31, 2008.

•

Global Distribution. We plan to increase our sales of vehicles and service parts outside of North America principally by leveraging the Fiat alliance to provide better access to key markets in Europe and South America. In 2010, we developed a new business model for distribution of our vehicles in Europe and began to integrate the activities of our sales companies for each country into Fiat’s distribution organization. Fiat currently is managing our vehicles and service parts distribution in select European countries through our existing dealer network. Starting in June 2011, Fiat will serve as our general distributor in Europe, and will then distribute our vehicles and service parts in that region through a network of newly appointed dealers. In addition, we are establishing arrangements for one or more of our vehicles to be distributed in Europe through Fiat’s dealer network. We are also developing strategies by which we can benefit from Fiat’s longstanding presence in Brazil, the largest automotive market in South America. Further, we are exploring opportunities for the production and expansion of the sale of Chrysler Group vehicles and service parts in growing and emerging markets, such as China and Russia, in connection with Fiat’s efforts to establish or expand manufacturing and distribution activities in those markets.

•

Management Structure. We implemented a flatter management structure so that each functional area of our business reports directly to the Chief Executive Officer. To facilitate collaboration and enhance speed of decision making, two management committees chaired by our Chief Executive Officer meet regularly to consider significant operational matters. Our Product Committee oversees capital investment, engineering and product development, while our Commercial Committee oversees matters related to sales and marketing.

See Item 1. Business—Chrysler Group Overview—Chrysler Group Transformation and—Alliance with Fiat, for additional information regarding our progress in 2010 in implementing our business plan.

Trends, Uncertainties and Opportunities

Rate of U.S. Economic Recovery. The U.S. economy is recovering slowly from a recession that began in late 2007 and became increasingly severe with the global credit crisis in 2008 and 2009. The weaker economic conditions led to a substantial industry-wide decline in vehicle sales in the U.S., which fell from 16.5 million vehicles in 2007 to 13.5 million vehicles in 2008 with SAAR falling to less than ten million vehicles in the first quarter of 2009. Events contributing to the recession, including severely constrained credit markets, interrupted Old Carco’s development and launch of new or significantly refreshed vehicles in 2008 and 2009, which has had a continuing adverse effect on our vehicle sales and market share. Unemployment remains relatively high in the U.S. and U.S. SAAR estimates for 2011 remain significantly below 2007 levels. We continue to assume a U.S. SAAR level of 12.7 million vehicles for 2011.

Product Development and Launches. Many of the models in our product lineup in 2011 are new or significantly refreshed, including the new Jeep Grand Cherokee, which had a successful retail launch in 2010. We expect that by the end of 2014, all of the models in our vehicle lineup that we have carried over from the 2009 model year will be all-new. This is a challenging product development and launch schedule that depends heavily on continued successful collaboration with Fiat, particularly in terms of sharing vehicle platforms. Our ability to continue to make the necessary investments in product development to achieve these plans depends in part on the market acceptance and success of the new and significantly refreshed vehicles we introduce early in the process.

Pricing. Our profitability depends in part on our ability to increase or maintain margins on the sale of vehicles, while operating in an automotive industry which has intense price competition resulting from the wide variety of available competitive vehicles and manufacturing overcapacity. Historically, manufacturers have competed for vehicle sales by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized financing or leasing programs, all of which constrain margins on vehicle sales. Although we will continue to use such incentives to generate sales for particular models in particular geographic regions during specific time periods, we intend to focus our efforts to achieve higher sales volumes by building brand value, balancing our product portfolio by offering smaller vehicle models, and improving the content, quality and performance of our vehicles. Our U.S. retail average net transaction price increased and our average incentive per unit decreased from the first quarter of 2010 to the fourth quarter of 2010, in each case as adjusted for changes in model mix over the period, as a result of favorable content mix and net price discipline. We expect that our average net transaction price may decline over the next few years as we introduce several smaller and less expensive vehicles in our lineup, but we intend to apply the same net pricing discipline, and to reduce incentives per unit proportionately.

International Distribution of our Vehicles. In connection with the implementation of our new distribution strategy for certain markets in Europe, we gave termination notices to our dealers and distributors in Europe. Fiat will be the distributor of our vehicles and service parts in Europe beginning in June 2011 and, at that time, we will complete the integration of our European sales operations into Fiat’s organization. We are also developing strategies by which we can benefit from Fiat’s longstanding presence in Brazil, the largest automotive market in South America. Further, we are exploring opportunities for the production and expansion of the sale of Chrysler Group products in emerging markets such as China and Russia.

Our Distribution of Fiat Vehicles. We will be the exclusive distributor for Fiat and Alfa Romeo brand vehicles and service parts in North America. We expect to generate incremental revenue and profits from the distribution of Fiat brand vehicles and service parts in Mexico beginning in October 2010, and later, in the U.S. and Canada. We are currently developing a plan to reintroduce Alfa Romeo brand vehicles and service parts in Mexico in 2011, and in the U.S. and Canada in 2012. In addition, we have a right of first refusal to serve as distributor for Lancia brand vehicles in North America.

Engineering, Design & Development Costs. In the past, suppliers often incurred the initial cost of engineering, designing and developing automotive component parts, and recovered their investments over time by including a cost recovery component in the price of each part based on expected volumes. Due in part to liquidity constraints faced by key suppliers, many of them have negotiated for cost recovery payments independent of volumes. This trend places increased demands on our liquidity and increases our economic risk, if new vehicles incorporating these components are not successful in the market. See —Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commercial Trends.

Impact of Labor Cost Modifications. Our collective bargaining agreements with the UAW and the CAW have introduced lower wage and benefit structures for entry-level new hires, eliminated the employment security system (commonly known as the “Jobs Bank”), and reduced other compensation programs for terminated or laid-off represented employees, other than traditional severance pay. Over time, these and other modifications were intended to help us achieve hourly labor costs that are comparable to those of the transplant automotive manufacturers with which we compete while continuing to offer competitive compensation packages. We expect to realize the benefit of the new hire wage and benefit structure as our production increases and as a result of natural attrition. Our collective bargaining agreements with the UAW and CAW expire in September 2011 and September 2012, respectively. In connection with the renewal of our agreement with the UAW, we are subject to binding arbitration under which the arbitrator will set hourly wages and benefits that are at a level comparable to those paid by other manufacturers in the U.S., including transplant automotive manufacturers, if we do not reach agreement with the UAW by September 14, 2011.

Accounting for the Effects of the Old Carco Bankruptcy Proceedings

Old Carco Bankruptcy Proceedings

As a result of the bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code, Old Carco adopted accounting guidance pertaining to financial reporting by entities in reorganization under the U.S. Bankruptcy Code. This accounting guidance does not change the application of U.S. GAAP with respect to the preparation of Old Carco’s audited consolidated financial statements. Rather, this accounting guidance requires that financial statements for periods including and subsequent to a Chapter 11 filing, distinguish between transactions and events that are directly associated with the reorganization proceedings from the ongoing operations of the business. Additional disclosures are also required. Revenues, expenses, gains and losses directly associated with the reorganization proceedings were reported as Reorganization Items, Net for the period from January 1, 2009 to June 9, 2009. In addition, liabilities subject to compromise in the Chapter 11 proceedings were distinguished separately from liabilities not subject to compromise and post-petition liabilities in Old Carco’s balance sheet as of June 9, 2009. Liabilities subject to compromise were reported at amounts expected to be allowed, even if they settled for reduced amounts. The financial results presented throughout this Registration Statement for the period from January 1, 2009 to June 9, 2009 were prepared using this accounting guidance.

Results of Operations

Presentation of Chrysler Group and Old Carco Operating Results

A summary of our operating results is presented below for the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009, along with the operating results of Old Carco for the period from January 1, 2009 to June 9, 2009 and for the year ended December 31, 2008.

Comparability of Chrysler Group and Old Carco Financial Information

In connection with the 363 Transaction, we did not acquire all of the assets or assume all of the liabilities of Old Carco. The assets we acquired and liabilities we assumed from Old Carco were generally recorded at fair value in accordance with business combination accounting guidance, resulting in a change from Old Carco’s basis. In addition, certain of our accounting policies differ from those of Old Carco. For these reasons, we do not present any financial information on a combined basis, with the exception of revenues, for the period from June 10, 2009 to December 31, 2009 combined with Old Carco’s financial information for the period from January 1, 2009 to June 9, 2009. The comparability of revenues was not significantly affected by these items. Therefore, for the purpose of discussing the commercial trends affecting the business, we have combined our revenues with Old Carco’s information for these same periods.

This presentation is in accordance with the practice of Chrysler Group management. We do not review the results of operations for the Predecessor A period when assessing the performance of our operations. Our business during the Successor periods compared to the Predecessor A periods has been impacted by the significant changes in capital structure, management, business strategies and product development programs that were implemented subsequent to the 363 Transaction in an effort to realize the benefits of our alliance with Fiat. For further details on our business, refer to Item 1. Business.

In order to facilitate the understanding of the underlying trends within the business that have occurred since 2008, we are providing other financial metrics for the periods presented, in addition to disclosures concerning significant transactions in the periods presented. The discussion of certain expense line items (cost of sales, gross margin, selling, administrative and other expenses and research and development expenses) includes a presentation of these line items as a percentage of revenues for the respective periods.

	Successor				Predecessor A
	Year Ended December 31, 2010	Percentage of Revenues	Period from June 10, 2009 to December 31, 2009	Percentage of Revenues	Period from January 1, 2009 to June 9, 2009	Percentage of Revenues	Year Ended December 31, 2008	Percentage of Revenues
	(in millions of dollars)				(in millions of dollars)
Revenues, net	$41,946	100.0%	$17,710	100.0%	$11,082	100.0%	$48,477	100.0%
Cost of sales	35,886	85.6%	16,111	91.0%	13,016	117.5%	46,549	96.0%

Gross margin	6,060	14.4%	1,599	9.0%	(1,934)	(17.5)%	1,928	4.0%
Selling, administrative and other expenses	3,797	9.1%	4,336	24.5%	1,599	14.4%	3,991	8.2%
Research and development expenses	1,500	3.6%	626	3.5%	452	4.1%	1,525	3.1%
Restructuring (income) expenses, net	48	0.1%	34	0.2%	(230)	(2.1)%	1,306	2.7%
Interest expense	1,276	3.0%	470	2.7%	615	5.5%	1,080	2.2%
Interest income	(48)	(0.1)%	(111)	(0.6)%	(31)	(0.3)%	(284)	(0.6)%
Gain on NSC settlement	—	—	—	—	(684)	(6.2)%	—	—
Gain on Daimler pension settlement	—	—	—	—	(600)	(5.4)%	—	—
Impairment of brand name intangible assets	—	—	—	—	844	7.6%	2,857	5.9%
Impairment of goodwill	—	—	—	—	—	—	7,507	15.5%
Reorganization expense, net	—	—	—	—	843	7.6%	—	—

Loss before income taxes	(513)	(1.2)%	(3,756)	(21.2)%	(4,742)	(42.8)%	(16,054)	(33.1)%
Income tax expense (benefit)	139	0.3%	29	0.2%	(317)	(2.9)%	790	1.6%

Net loss	$(652)	(1.6)%	$(3,785)	(21.4)%	$(4,425)	(39.9)%	$(16,844)	(34.7)%

Worldwide Factory Shipments

The following table summarizes our gross and net worldwide factory shipments, which include vehicle sales to our dealers, distributors and fleet customers. Management believes this data provides meaningful information regarding our operating results. Shipments of vehicles manufactured by our assembly facilities are generally aligned with current period production, which is driven by consumer demand. Revenue is generally recognized when the risks and rewards of ownership of a vehicle have been transferred to our customer, which usually occurs upon release of the vehicle to the carrier responsible for transporting the vehicle to our customers. Our fleet customers include rental car companies, commercial fleet customers, leasing companies and governmental entities. Our fleet shipments include vehicle sales through our Guaranteed Depreciation Program, or GDP, under which we guarantee the residual value or otherwise assume responsibility for the minimum resale value of the vehicle. We account for such sales similar to an operating lease and recognize rental income over the contractual term of the lease on a straight-line basis. Gains or losses from the resale of these vehicles are included in gross margin. We include GDP vehicle sales in our worldwide factory shipments at the time of auction rather than at the time of sale to the fleet customer, consistent with the timing of revenue recognition. We consider these net worldwide factory shipments to approximate the timing of revenue recognition.

	Successor		Predecessor A
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(units in thousands)		(units in thousands)
Retail	1,167	480	283	1,504
Fleet	435	190	98	483

Worldwide Factory Shipments	1,602	670	381	1,987
Adjust for GDP activity during the period:
Less: Vehicles shipped	(63)	(14)	(10)	(142)
Plus: Vehicles auctioned	42	16	88	220

Net Worldwide Factory Shipments	1,581	672	459	2,065

Commercial Trends

The following table and related discussion provide information regarding our revenues, vehicle shipments, and average transaction prices, and those of Old Carco, during a recession in the U.S. economy that had a significant adverse affect on Old Carco’s and our operations.

	Successor	Combined	Successor	Predecessor A
	Year Ended December 31, 2010	Total 2009	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars and units in thousands)			(in millions of dollars and units in thousands)
Revenues, net	$41,946	$28,792	$17,710	$11,082	$48,477
Net worldwide factory shipments	1,581	1,131	672	459	2,065
Worldwide vehicle sales	1,516	1,318	725	593	2,007
U.S. industry vehicle sales	11,770	10,603	N/A	N/A	13,497
U.S. dealer inventory at period end	236	179	179	246	398
U.S. retail average transaction price (in dollars)(1)	$27,600	$26,200	$26,700	$25,600	$25,300

(1)	Our calculation is based on J.D. Power & Associates data as adjusted by us to reflect a constant 2010 calendar year sales model mix.

During the second half of 2008, there was a sharp decline in the U.S. economy as a result of the global credit market crisis, including reduced levels of available financing for automotive dealers and consumers, fluctuating prices for oil and commodities, continued reductions in U.S. housing values, high levels of unemployment, and decreased consumer spending resulting in a global recession. These macro-economic conditions resulted in a reduction in U.S. vehicle sales from 16.5 million vehicles in 2007 to 13.5 million vehicles in 2008. Old Carco’s vehicle sales in the U.S. declined from 2.1 million vehicles in 2007 to 1.5 million vehicles in 2008. Old Carco undertook a number of initiatives aimed at reducing its cost structure and expenses to address lower industry sales volumes and declining market share, including significant headcount and operating cost reductions, production volume cuts, discontinued production of four unprofitable vehicle models, and offering significant sales incentives to dealers and consumers in an attempt to reduce U.S. dealer inventory levels which were at 115 days supply at December 31, 2008.

The continued deterioration in the U.S. economy resulted in the U.S. SAAR falling to less than 10 million vehicles in the first quarter of 2009. The combination of a rapid decline in U.S. SAAR, high dealer inventory levels, and reduced levels of financing for dealers and consumers had a significant negative impact on Old Carco’s financial position and contributed to its need to file for bankruptcy protection on April 30, 2009 and suspend all production operations.

We began operations on June 10, 2009, following the 363 Transaction, and systematically started production operations at our facilities, which had remained idled during Old Carco’s bankruptcy. We gradually increased production throughout 2009 as we continued to analyze our business, products, operations and financial condition. We were also focused on improving our supply chain management function, optimizing our dealer network and investing in our product portfolio. As dealer and retail consumer financing became more available and demand for our vehicles improved, we continued to increase production, while closely monitoring our U.S. dealer inventory levels and our ability to increase or maintain vehicle prices. For the period from June 10, 2009 to December 31, 2009, net worldwide factory shipments were 672 thousand vehicles and we recorded $17.7 billion of revenues. On a combined basis, we and Old Carco had net worldwide factory shipments of 1,131 thousand vehicles and $28.8 billion of revenues for 2009. U.S. dealer inventory at December 31, 2009 was 179 thousand vehicles, or 58 days supply.

During 2010, we continued to increase our production to levels consistent with the goals of our business plan, which are intended to maintain appropriate U.S. dealer inventory levels. Production increased commensurate with the increase in consumer demand for our products leading to U.S. dealer inventory levels of 236 thousand vehicles, or 63 days supply, at December 31, 2010. For the year ended December 31, 2010 revenues were $41.9 billion, reflective of net worldwide factory shipments of 1,581 thousand vehicles and improvements in the availability of dealer and retail consumer financing.

Year Ended December 31, 2010 compared to the Period from June 10, 2009 to December 31, 2009 — Chrysler Group

Consolidated Results

The following discussion of the results of operations for the year ended December 31, 2010 and the period from June 10, 2009 through December 31, 2009 includes a comparison of a full calendar year of financial results to a partial year. As a result, the financial information may not be fully comparable. The discussion of certain expense line items (cost of sales, gross margin, selling, administrative, and other expenses and research and development expenses) includes a presentation of such line items as a percentage of revenues, for the respective periods presented, to facilitate the discussion of the year ended December 31, 2010 to the period from June 10, 2009 to December 31, 2009. The percentage of revenues measures have been impacted by trends in our overall production volumes, which, in turn, were impacted by factors affecting our overall business subsequent to the 363 Transaction. We gradually increased our level of production operations subsequent to the 363 Transaction as our management team completed the development of our 2009 business plan, which was publicized in November 2009. This resulted in our production volumes steadily increasing throughout 2009 and 2010.

Revenues, Net

	Successor
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
	(in millions of dollars)
Revenues, net	$41,946	$17,710

Revenues in 2010 reflected a full year of operations and the introduction of new vehicle models into the marketplace, leading to a steady increase in our net worldwide factory shipments since beginning operations. Revenues also increased due to a more favorable model and option mix of higher revenue-generating vehicles primarily related to increases in pick-up truck and utility vehicle shipments, which included the 2011 Jeep Grand Cherokee that was available to customers beginning in June 2010.

Revenues in the period from June 10, 2009 to December 31, 2009 reflected a partial year of production, as well as operating at reduced production levels. During the period from June 10, 2009 to December 31, 2009, we began to ramp up production at facilities that had been idled at the time of Old Carco’s bankruptcy. Lower revenues in this period were also indicative of increased sales of lower revenue generating vehicles resulting from a less favorable model and option mix. Revenues were also affected adversely by the use of higher sales incentives to generate vehicle sales.

Cost of Sales

	Successor
	Year Ended December 31, 2010	Percentage of Revenues	Period from June 10, 2009 to December 31, 2009	Percentage of Revenues
	(in millions of dollars)
Cost of sales	$35,886	85.6%	$16,111	91.0%
Gross margin	$6,060	14.4%	$1,599	9.0%

Cost of sales includes material, labor and overhead costs incurred in the manufacturing and distribution of vehicles and service parts. Overhead costs consist primarily of fixed and variable manufacturing costs, including depreciation and amortization expense, as well as indirect wages and fringe benefits. Cost of sales also includes warranty and product-related costs, as well as interest, depreciation and amortization expense related to the Gold Key Lease portfolio and depreciation expense related to our GDP vehicles.

Cost of sales for 2010 reflected a full year of operations with increasing production reflecting growing demand for our vehicles. During 2010, we benefitted from a more stable supplier environment, as well as the cost savings impact of workforce reduction efforts related to the restructuring plans initiated by Old Carco in April 2009, which were implemented during late 2009 and 2010. Refer to the Restructuring Expenses, Net discussions below for additional information related to this and similar initiatives. Cost of sales also benefitted from the implementation of the re-negotiated workforce cost structure in the U.S. and Canada. These improvements were partially offset by increased costs associated with the new product launches in 2010. Typically a higher ratio of costs are incurred prior to and during the early months after the production launch of a new vehicle.

The period from June 10, 2009 to December 31, 2009 reflected a partial year of operations and was negatively affected by manufacturing inefficiencies associated with the gradual ramp up of manufacturing facilities that had been idled at the time of Old Carco’s bankruptcy.

Selling, Administrative and Other Expenses

	Successor
	Year Ended December 31, 2010	Percentage of Revenues	Period from June 10, 2009 to December 31, 2009	Percentage of Revenues
	(in millions of dollars)
Selling, administrative and other expenses	$3,797	9.1%	$4,336	24.5%

Selling, administrative and other expenses includes personnel, advertising, warehousing and other costs. During 2010, advertising expenses increased to $1,721 million compared to $677 million for the period from June 10, 2009 to December 31, 2009. Throughout 2010, we continued to increase our brand-focused and new vehicle advertising campaigns, including our promotions for Ram Motor Trend Truck of the Year award and the newly launched Jeep Grand Cherokee. Typically, a significant portion of advertising is incurred with the introduction of new vehicles, especially in the initial months that the vehicles are available to customers in the dealerships.

The 2009 period included a non-cash charge of $2,051 million associated with the remeasurement of our OPEB obligation related to the VEBA Settlement Agreement. In addition, selling, administrative and other expenses during the 2009 period included $270 million of interest expense and accretion on the VEBA Trust Note. Refer to Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements, for additional information related to the VEBA Settlement Agreement and VEBA Trust Note. Excluding these charges, selling, administrative and other expenses for the period from June 10, 2009 to December 31, 2009 would have been $2,015 million, or 11.4 percent of revenues.

Research and Development Expenses

	Successor
	Year Ended December 31, 2010	Percentage of Revenues	Period from June 10, 2009 to December 31, 2009	Percentage of Revenues
	(in millions of dollars)
Research and development expenses	$1,500	3.6%	$626	3.5%

Research and development expenses consist of material costs and personnel related expenses associated with engineering, design and development. Our research and development spending has been focused on improving the quality of our vehicles and reducing the time-to-market of new vehicles, including both short-term improvements related to existing vehicles, such as interior refreshes, and longer term product and powertrain programs. In late 2009, we began to co-develop the CUSW platform with Fiat to expand our product portfolio and focus our development efforts on creating vehicle platforms that could be used on multiple vehicles, which would lead to greater production efficiencies, as well as utilize other cost-savings opportunities gained through our alliance with Fiat. These product actions resulted in higher spending on prototype parts and tools throughout 2010. Our research and development costs also included material and personnel expenses related to the development of more eco-friendly vehicles which have greater fuel efficiency and reduced CO2 emissions, as well as enhancing the overall driving experience and safety of our vehicles. In conjunction with these efforts, we increased our engineering, research and development headcount by 14 percent during 2010, while also increasing our temporary contract workers to meet specialized needs. In addition, in the fourth quarter of 2009, we began paying some suppliers for their engineering design and development costs up front, rather than having these costs reflected in the price we pay for the purchased part. The result was $286 million of research and development expenses being included in 2010, which previously would have been included in the price of the purchased part and recognized in cost of sales over the life of the arrangement.

Restructuring Expenses, Net

	Successor
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
	(in millions of dollars)
Restructuring expenses, net	$48	$34

In connection with the 363 Transaction, we assumed certain liabilities related to specific restructuring actions commenced by Old Carco. These liabilities represented costs for workforce reduction actions related to our represented and non-represented hourly and salaried workforce, as well as specific contractual liabilities assumed for other costs, including supplier contract cancellation claims. In accordance with the accounting guidance for exit or disposal activities, certain costs associated with these previously announced plans, such as relocation, contract termination and plant deactivations, are recognized as restructuring expense when the costs are incurred. We continue to monitor these previously established reserves for adequacy and any necessary adjustments are recorded in the period the adjustment is determinable.

Restructuring expenses, net for the year ended December 31, 2010 included charges of $273 million primarily related to the integration of the operations of our European distribution and dealer network into Fiat’s distribution organization, which included, but were not limited to, workforce reductions, contract cancellations and legal claim costs. These charges were partially offset by refinements to existing reserve estimates of $227 million. These reserve adjustments were primarily the result of the cancellation of a previously announced plant closure. During 2010, we announced that our Sterling Heights, Michigan assembly plant, which was scheduled to close after 2012, would remain open in connection with the granting of certain tax incentives by local and state governments.

Restructuring expenses, net for the period from June 10, 2009 to December 31, 2009 included charges of $42 million primarily related to costs associated with workforce reductions, plant deactivations and interest accretion. These restructuring charges were partially offset by an $8 million net reduction to previously established reserves primarily due to a net decrease in the expected costs of workforce reductions previously announced based on management’s adequacy reviews, which took into consideration the actual acceptances and the composition of the remaining estimated costs.

Interest Expense

	Successor
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
	(in millions of dollars)
Interest expense	$1,276	$470

Interest expense for the year ended December 31, 2010 consisted of $1,154 million of financial interest expense, of which $514 million, $420 million and $107 million was associated with the debt obligations to the U.S. Treasury, VEBA Trust and EDC, respectively. This financial interest expense was partially offset by $175 million of capitalized interest related to certain assets under construction. In addition, interest expense for the year ended December 31, 2010 included $229 million of non-cash interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments resulting from the 363 Transaction. Interest expense during 2010 also included $68 million of payable-in-kind interest associated with the U.S. Treasury Tranche C credit facility. Prior to January 1, 2010, $270 million of interest expense and accretion on the VEBA Trust Note was included in selling, administrative and other expenses, in accordance with the classification of the VEBA Trust Note as an OPEB obligation as discussed in Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements.

Interest expense for the period from June 10, 2009 to December 31, 2009 included $310 million of interest incurred on the U.S. Treasury Tranche B and Tranche C credit facilities. In accordance with the U.S. Treasury credit agreement, the interest was considered payable-in-kind and was capitalized as additional debt in 2009. Interest expense for the 2009 period also included $148 million of financial interest expense, principally related to the EDC credit facilities. This financial interest expense was partially offset by $91 million of capitalized interest related to certain assets under construction. Also included in interest expense was $103 million of non-cash interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments resulting from the 363 Transaction. Refer to —Liquidity and Capital Resources—Chrysler Group—Credit Facilities and Certain Indebtedness, below for additional information regarding our financing arrangements.

Interest Income

	Successor
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
	(in millions of dollars)
Interest income	$48	$111

Interest income during 2010 was primarily the result of interest earned on our available cash.

Interest income for the period from June 10, 2009 to December 31, 2009 included interest earned on our available cash, as well as on wholesale financing that we had provided to certain dealers in Mexico as a result of limited availability of third party financing to them during the period. This financing was repaid in the second quarter of 2010.

Income Tax Expense

	Successor
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
	(in millions of dollars)
Income tax expense	$139	$29

Our effective income tax rate for the year ended December 31, 2010 was negative 27 percent, which differs from the expected federal statutory rate of 35 percent, primarily due to losses generated by our limited liability companies, which are disregarded for U.S. federal tax purposes, the establishment of additional Canadian income tax receivables for prior year tax refunds, and changes in valuation allowances in the U.S., Canada and other foreign jurisdictions.

Our effective income tax rate for the period from June 10, 2009 to December 31, 2009 was negative 1 percent, which differs from the expected federal statutory rate of 35 percent primarily due to losses in limited liability companies, which are disregarded for U.S. federal tax purposes, and increases in valuation allowances in the U.S., Canada and other foreign jurisdictions.

Income tax expense for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, was primarily driven by foreign tax provisions as a result of several of our international locations having current period earnings. Income tax expense also includes provisions for U.S., state and local taxes.

Period from January 1, 2009 to June 9, 2009 compared to the Year Ended December 31, 2008—Old Carco

Consolidated Results

The following discussion of the results of Old Carco’s operations for the period from January 1, 2009 to June 9, 2009 and for the year ended December 31, 2008 includes a comparison of a partial year of financial results to a full calendar year, which affects the comparability between periods and as a result, the financial information may not be fully comparable. The discussion of certain expense line items (cost of sales, gross margin, selling, administrative and other expenses, and research and development expenses) includes a presentation of such line items as a percentage of revenues for the respective periods to facilitate the comparison discussion of the period from January 1, 2009 to June 9, 2009 versus the year ended December 31, 2008. As compared to the year ended December 31, 2008, the percentage of revenues measure for the 2009 period was adversely impacted by the dramatic decline in revenues and reductions in production volumes as Old Carco approached bankruptcy, which Old Carco was unable to fully offset with cost reduction activities.

Revenues, Net

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Revenues, net	$11,082	$48,477

Revenues reflected a steep decline in Old Carco’s net worldwide factory shipments, as a result of the deterioration in the U.S. economy and automotive industry beginning in 2008 and continuing into 2009. The decline was also the result of Old Carco idling its production operations following its bankruptcy filing on April 30, 2009. As of June 9, 2009, Old Carco had not resumed operations. Additionally, the limited availability of consumer and dealer financing in late 2008 and 2009 restricted the ability of potential customers to purchase Old Carco’s vehicles. Refer to the Commercial Trends discussion above for additional information.

Cost of Sales

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Percentage of Revenues	Year Ended December 31, 2008	Percentage of Revenues
	(in millions of dollars)
Cost of sales	$13,016	117.5%	$46,549	96.0%
Gross margin	$(1,934)	(17.5)%	$1,928	4.0%

Cost of sales includes material, labor and overhead costs incurred in the manufacturing and distribution of vehicles and service parts. Overhead costs consist primarily of fixed and variable manufacturing costs, including depreciation and amortization expense, as well as indirect wages and fringe benefits. Cost of sales also includes warranty and product-related costs, along with interest, depreciation and amortization expense related to the Gold Key Lease portfolio, as well as depreciation expense related to our GDP vehicles.

The decline in cost of sales was primarily due to a steady decline in production volumes period over period, as well as an approximately 12 percent reduction in Old Carco’s manufacturing headcount as a result of the voluntary employee separation programs offered to employees in late 2008. Refer to Restructuring (Income) Expense, Net below for additional information on these costs. The above cost reductions were partially offset by charges of $371 million related to voluntary employee separation programs extended to all represented hourly and salary employees throughout the organization in March 2009, which were offered as part of an initiative to reduce the represented workforce, however these programs did not meet the accounting criteria to be accounted for as exit or disposal activities. In addition, the reduction in cost of sales was partially offset by $360 million of costs recorded in 2009 for inventory valuation adjustments required to write-down the recorded cost of the inventory to its estimated net realizable value as of June 9, 2009. There was also an increase in supplemental unemployment benefit costs associated with additional payments to hourly employees as a result of Old Carco ceasing its production operations at the time of its bankruptcy filings.

Selling, Administrative and Other Expenses

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Percentage of Revenues	Year Ended December 31, 2008	Percentage of Revenues
	(in millions of dollars)
Selling, administrative and other expenses	$1,599	14.4%	$3,991	8.2%

Selling, administrative and other expenses declined in the period from January 1, 2009 to June 9, 2009 versus 2008, primarily due to an approximately 18 percent reduction in Old Carco’s selling and administrative personnel headcount as a result of the voluntary employee separation programs offered to employees in late 2008. The decline was also due to Old Carco’s planned reduction in advertising spending in late 2008 and early 2009 as a result of its cost reduction efforts. During 2008, selling, administrative and other expenses included a $375 million gain recognized as a result of Old Carco modifying the terms of its postretirement benefits in March 2008 to no longer extend company sponsored group life insurance to certain retirees. This change was treated as a plan settlement in accordance with the accounting guidance related to employers’ accounting for postretirement benefits. A similar gain did not recur in the 2009 period.

Research and Development Expenses

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Percentage of Revenues	Year Ended December 31, 2008	Percentage of Revenues
	(in millions of dollars)
Research and development expenses	$452	4.1%	$1,525	3.1%

Research and development expenses significantly declined during the period from January 1, 2009 through June 9, 2009 as a result of cost savings initiatives implemented by Old Carco in late 2008, which resulted in a significant reduction in development activities. The decline was also due to reduced personnel costs as a result of an approximately 21 percent reduction in research and development personnel headcount, which was primarily attributable to the voluntary employee separation programs offered in late 2008.

Restructuring (Income) Expense, Net

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Restructuring (income) expenses, net	$(230)	$1,306

On February 14, 2007, Old Carco announced its three year Recovery and Transformation Plan, or RTP I Plan, which was aimed at restructuring its business. Key initiatives for the plan included workforce reductions of

13,000 individuals over the period from 2007 through 2009, and the elimination of excess production capacity by eliminating manufacturing work shifts and idling facilities. Old Carco was required to continuously evaluate and reduce its cost structure in response to the continued deterioration of its business and subsequently initiated three additional Recovery and Transformation Plans, which it referred to as the “RTP II Plan”, which was initiated in conjunction with the Cerberus transaction in 2007, the “RTP III Plan”, initiated in 2008 and the “RTP IV Plan”, initiated in 2009 in conjunction with its bankruptcy filings. Overall the plans were aimed at further restructuring the business to be aligned with a smaller market and refocus product offerings towards smaller, more fuel-efficient vehicles. The restructuring plans included significant workforce reductions, idling of facilities, elimination of excess production capacity, including work shift eliminations, modifications to its domestic and international parts distribution operations, including the closures of certain parts distribution centers in the U.S. and Canada, and refinements to its product portfolio.

Restructuring income, net for the period from January 1, 2009 to June 9, 2009 included refinements to existing supplier contract cancellation claim costs and workforce reduction reserves recorded in connection with Old Carco’s RTP I, II and III Plans. Refinements to the supplier contract cancellation claim costs reserves of $398 million were primarily due to settlements of certain anticipated supplier claims in connection with the bankruptcy proceedings. Workforce reduction reserve adjustments of $125 million were primarily due to a net decrease in the expected costs of workforce reductions previously announced as a result of management’s adequacy reviews, which took into consideration the actual acceptances and the composition of the remaining estimated costs. The above workforce reduction reserve adjustments were offset by $326 million of additional reserves recorded during the period from January 1, 2009 to June 9, 2009, primarily related to additional workforce reduction initiatives announced in 2009 in connection with the RTP III and RTP IV Plans.

Restructuring expenses, net for the year ended December 31, 2008 included costs associated with Old Carco’s RTP III Plan, the key initiatives of which included salaried workforce reductions of 5,500 individuals by the first quarter of 2009, the elimination of manufacturing work shifts to align with a market shift towards smaller, more fuel-efficient vehicles by the end of 2009 and the restructuring of its parts distribution operations, including the closure of certain parts distribution centers in the U.S. and Canada. During the year ended December 31, 2008, Old Carco recorded charges, adjustments and interest accretion associated with this plan of $1,069 million related to workforce reduction costs and $56 million related to other costs, which primarily consisted of estimated supplier contract cancellation claims. During the year ended December 31, 2008, Old Carco also made adjustments to its existing RTP I and RTP II Plans reserves of $181 million, which primarily related to net increases in the expected costs of workforce reductions associated with these plans due to management’s adequacy reviews, which took into consideration the actual acceptances and the composition of the remaining estimated costs.

Interest Expense

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Interest expense	$615	$1,080

Interest expense for the period from January 1, 2009 to June 9, 2009 included $258 million of financial interest expense principally related to Old Carco’s First and Second Lien Credit Facilities. At the time of its bankruptcy and in accordance with the accounting guidance related to financial reporting while a company is in bankruptcy, Old Carco ceased accruing interest on amounts due under the contractual terms of its outstanding debt, including debt subject to compromise. Interest expense also included amortization of debt discounts and debt issuance costs of $271 million, primarily driven by the amortization of $220 million of the $330 million of debt issuance costs associated with the debtors-in-possession financing provided by the U.S. Treasury and EDC in connection with the bankruptcy and $86 million of interest accretion related to fair value adjustments recorded in connection with the Cerberus transaction.

Interest expense for the year ended December 31, 2008 included $744 million of financial interest expense primarily related to Old Carco’s First and Second Lien Credit Facilities. Old Carco fully drew upon the $2.0 billion available under its Second Lien Credit Facility in June 2008. In addition, interest expense included $311 million of interest accretion related to fair value adjustments recorded in connection with the Cerberus transaction. Interest expense also included amortization of debt discounts and debt issuance costs of $25 million, principally associated with its First and Second Lien Credit Facilities.

Interest Income

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Interest income	$31	$284

The decline in interest income was primarily due to the significant reduction in Old Carco’s cash on hand throughout 2008 and continuing into 2009. Old Carco began 2008 with $12.0 billion of cash, cash equivalents and restricted cash, which declined to $3.3 billion by the end of 2008 and further declined to $3.0 billion as of June 9, 2009.

Gain on NSC Settlement

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Gain on NSC settlement	$684	$—

On March 31, 2009, Daimler transferred its ownership of 23 NSCs to Chrysler Holding, which simultaneously transferred its ownership of the NSCs to Old Carco. In connection with the transfer, Old Carco paid Daimler $99 million in exchange for the settlement of obligations related to the NSCs and other international obligations, and recognized a net gain of $684 million during the period from January 1, 2009 to June 9, 2009. A similar gain was not recognized during the year ended December 31, 2008.

Gain on Daimler Pension Settlement

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Gain on Daimler pension settlement	$600	$—

On June 5, 2009, Old Carco, Chrysler Holding, Cerberus, Daimler and the Pension Benefit Guaranty Corporation entered into a binding agreement settling various matters. Under the agreement, Daimler agreed to make three equal cash payments to Old Carco totaling $600 million, which were to be used to fund contributions into Old Carco’s U.S. pension plans in 2009, 2010 and 2011. Old Carco recognized a $600 million gain related to this settlement during the period from January 1, 2009 to June 9, 2009. A similar gain was not recognized during the year ended December 31, 2008.

Impairment of Brand Name Intangible Assets

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Impairment of brand name intangible assets	$844	$2,857

During the period from January 1, 2009 to June 9, 2009, Old Carco recorded impairment charges of $844 million related to its Chrysler and Dodge brand names. The impairments were primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, as well as a significant decline in its projected production volumes and revenues considering the market conditions at the time.

During the year ended December 31, 2008, Old Carco recorded total impairment charges of $2,857 million related to its Chrysler, Jeep, Dodge and Mopar brand names. Old Carco completed its annual evaluation of the indefinite-lived brand name intangible assets on July 1, 2008, which resulted in charges of $1,749 million. Old Carco completed a second evaluation of its indefinite-lived brand name intangible assets during the fourth quarter of 2008, as a result of the continued deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, as well as a significant decline in its projected production volumes and revenues considering the market conditions at the time, which resulted in additional charges of $1,108 million.

Impairment of Goodwill

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Impairment of goodwill	$—	$7,507

During the year ended December 31, 2008, Old Carco recorded total goodwill impairment charges of $7,507 million. Old Carco completed its annual evaluation of goodwill on July 1, 2008, which resulted in charges of $1,195 million. Old Carco completed a second evaluation of goodwill during the fourth quarter of 2008, as a result of the continued deterioration in Old Carco’s financial results and considering the deteriorating economic conditions and the weakening U.S. automotive market at that time, which resulted in additional charges of $6,312 million to write off the remainder of its goodwill balance.

Reorganization Expense, Net

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Reorganization expense, net	$843	$—

During the period from January 1, 2009 to June 9, 2009, Old Carco recorded net reorganization expenses of $843 million. In accordance with accounting guidance related to financial reporting while an entity is in bankruptcy, reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, and professional fees related directly to the process of reorganizing Old Carco and its principal domestic subsidiaries under Chapter 11 of the U.S. Bankruptcy Code are required to be separately disclosed. Net reorganization expenses included: (i) a $1,025 million loss on the extinguishment of the Chrysler CA Lease Depositor LLC note receivable and accrued interest, (ii) $35 million of professional fees directly related to the Old Carco bankruptcy proceedings, and (iii) $302 million of other charges, which included the write-off of Old Carco’s First and Second Lien Credit Facilities debt issuance costs and discounts, a note receivable from Chrysler Financial and other pre-petition claims, partially offset by (iv) a $519 million gain related to the extinguishment of certain financial liabilities and accrued interest related to Old Carco’s Second Lien Credit Agreement.

Income Tax (Benefit) Expense

	Predecessor A
	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Income tax (benefit) expense	$(317)	$790

Old Carco’s effective income tax rate for the period from January 1, 2009 to June 9, 2009 and for the year ended December 31, 2008 was 7 percent and negative 5 percent, respectively, which differs from the expected federal statutory rate of 35 percent primarily due to losses in limited liability companies, which are disregarded for U.S. federal tax purposes, and changes in valuation allowances in the U.S., Canada and other foreign jurisdictions.

The income tax benefit recognized during the period from January 1, 2009 to June 9, 2009 was primarily the result of losses generated by entities subject to income tax. Many of our entities are limited liability companies. The income tax benefit also included a $196 million gain as a result of a tax settlement agreement between Chrysler Holding, Daimler and Old Carco, under which Daimler agreed to continue to indemnify the Company against specific tax liabilities and waived its right to certain tax refunds for periods prior to August 3, 2007. This gain was offset by tax expense for the valuation allowances on deferred tax assets in the U.S., Canada and other foreign jurisdictions as a result of Old Carco’s assessment of the realizability of its deferred tax assets, as well as a reduction in certain Canadian tax receivables.

The income tax expense recognized during the year ended December 31, 2008, was primarily the result of a $703 million valuation allowance on deferred tax assets in the U.S., Canada and other foreign jurisdictions as a result of Old Carco’s assessment of the realizability of its deferred tax assets.

Non-Cash Charges (Gains)

The following table summarizes our and Old Carco’s significant non-cash charges (gains):

	Successor		Predecessor A
	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)		(in millions of dollars)
Remeasurement loss on VEBA Trust Note and Membership Interests	$—	$2,051	$—	$—
Loss on Canadian HCT Settlement	46	—	—	—
Gain on VEBA claims adjustment	(35)	—	—	—
Gain on NSC settlement	—	—	(684)	—
Gain on Daimler pension settlement	—	—	(600)	—
Gain on Daimler tax settlement	—	—	(196)	—
Impairment of property, plant and equipment	—	—	391	—
Impairment of brand name intangible assets	—	—	844	2,857
Impairment of goodwill	—	—	—	7,507
Valuation allowances against deferred tax assets	100	(83)	118	703
Reorganization items:
Gain on extinguishment of certain financial liabilities and accrued interest related to the Second Lien Credit Agreement	—	—	(519)	—
Loss on extinguishment of Chrysler CA Lease Depositor LLC note receivable and accrued interest	—	—	1,025	—
Reorganization losses, net	—	—	302	—

Total significant non-cash charges	$111	$1,968	$681	$11,067

Liquidity and Capital Resources—Chrysler Group

Liquidity Overview

We require significant liquidity in order to meet our obligations and fund our business plan. Although we believe that our current level of total available liquidity is sufficient to meet our liquidity requirements, we regularly evaluate opportunities to improve our liquidity position and reduce our Net Industrial Debt over time in order to enhance our financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of our principal competitors.

In addition to our general working capital needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures; (ii) interest and principal payments to the U.S. Treasury and EDC; (iii) certain payments under the VEBA Trust Note and the Canadian HCT Notes; (iv) pension and OPEB payments; and (v) payments on capital leases and other financial obligations.

Any actual or perceived limitations of our liquidity may affect the ability or willingness of counterparties, including dealers, suppliers and financial service providers, to do business with us, or require us to restrict additional amounts of cash to provide collateral security for our obligations. Our liquidity levels are subject to a number of risks and uncertainties, including those described in Item 1A. Risk Factors.

Total Available Liquidity

At December 31, 2010, our total available liquidity was $9,617 million, including funds available to be borrowed under the U.S. Treasury and EDC credit facilities of $2,270 million. We may access these funds subject to conditions in the applicable loan agreement, and may use the proceeds for general corporate and/or working capital purposes. Total available liquidity includes cash, cash equivalents and marketable securities, which are subject to intra-month, foreign exchange and seasonal fluctuations. Restricted cash is not included in our presentation of total available liquidity. The following table summarizes our total available liquidity:

	Successor
	December 31, 2010	December 31, 2009
	(in millions of dollars)
Cash, cash equivalents & marketable securities	$7,347	$5,877
U.S. Treasury Loan availability(1)	1,716	1,716
EDC Loan availability	554	554

Total Available Liquidity	$9,617	$8,147

(1)	Excludes $350 million which may be drawn only to fund payments to USDART, as described below under —Ally.

The increase of $1,470 million in total available liquidity from December 31, 2009 to December 31, 2010, reflects net cash provided from operating activities of $4,195 million, net cash used in investing activities of $1,167 million and net cash used in financing activities of $1,526 million. A significant portion of our total available liquidity is attributable to the liquidity and financing provided as part of the 363 Transaction, as well as cash generated from our operations.

Restricted Cash

At December 31, 2010, we had restricted cash, which includes cash equivalents, of $671 million, including $263 million held on deposit to secure our obligations under various commercial agreements guaranteed by Daimler, $172 million as collateral for financing associated with leases under the Gold Key Lease portfolio, $116 million as collateral for foreign exchange and commodity hedge contracts and $120 million as collateral for letters of credit and other contractual arrangements.

Working Capital Cycle

Our business and results of operations depend upon our ability to achieve certain minimum vehicle sales volumes. As is typical for an automobile manufacturer, we have significant fixed costs, and therefore, changes in our vehicle sales volume can have a significant effect on profitability and liquidity. We generally receive payment on sales of vehicles in North America within a few days of shipment from our assembly plants, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of vehicle sales increases there is a significant positive impact on our cash flow and liquidity. On the other hand, during periods in which vehicle sales fall there is a significant negative impact on our cash flow and liquidity.

Cash Flows

Operating Activities. For the year ended December 31, 2010, we had positive cash flows from operating activities of $4,195 million primarily due to: (i) a net loss of $652 million with an add back of $3,308 million in depreciation and amortization expense (including amortization and accretion of debt issuance costs, fair market value adjustments and favorable and unfavorable lease contracts); (ii) a $1,469 million increase in trade liabilities due primarily to increased production and capital expenditures; (iii) a decrease in accounts receivable of $931 million due primarily to lower dealer and fleet receivables, settlement of trade receivables with Daimler and improved customer collections. These amounts were partially offset by an increase in inventory of $860 million due primarily to finished vehicle and work in process levels to support multiple year end vehicle launches, partially offset by a reduction in international inventories during the year due to the sale of inventory to Fiat in connection with its assumption of the management of our distribution and sales operation in select European countries.

For the period from June 10, 2009 to December 31, 2009, we had positive cash flows from operating activities of $2,335 million primarily due to: (i) a net loss of $3,785 million with an add back of non-cash items which include a loss on remeasurement of the VEBA Trust Note of $2,051 million, $1,715 million of depreciation and amortization expense (including amortization of debt issuance costs, discounts and favorable and unfavorable lease contracts) and payable-in-kind interest of $310 million; and (ii) an increase in trade liabilities of $1,857 million as a result of increases in production levels following the 363 Transaction.

Investing Activities. For the year ended December 31, 2010, we had negative cash flows from investing activities of $1,167 million primarily due to capital expenditures of $2,385 million, partially offset by $1,109 million of proceeds from disposals of equipment on operating leases.

For the period from June 10, 2009 to December 31, 2009, we had positive cash flows from investing activities of $250 million primarily due to: (i) cash acquired related to the 363 Transaction of $1,694 million; (ii) proceeds from disposals of equipment on operating leases of $738 million; (iii) proceeds from the USDART of $500 million; and (iv) a reduction in restricted cash of $366 million, primarily due to the termination of funding arrangements with Chrysler Warranty SPV LLC, or Warranty SPV. This was partially offset by $2,000 million of payments related to the 363 Transaction and capital expenditures of $1,088 million.

Financing Activities. For the year ended December 31, 2010, we had negative cash flows from financing activities of $1,526 million primarily due to: (i) a net reduction in Gold Key Lease obligations of $1,637 million (Gold Key Lease program proceeds used to fund these payments are included in operating and investing activities); (ii) repayment of the Chrysler Receivables SPV LLC, or Receivable SPV, loan of $123 million, and (iii) net repayments of other financial liabilities of $109 million. These activities were partially offset by loan proceeds of $400 million from Mexican development banks.

For the period from June 10, 2009 to December 31, 2009, we had positive cash flows from financing activities of $3,268 million primarily due to loan proceeds of $4,576 million from the U.S. Treasury and $355 million from the EDC. These activities were partially offset by repayments of $1,248 million of Gold Key Lease obligations, a $280 million Warranty SPV debt repayment described more fully below, and a $95 million Auburn Hills Headquarters Loan repayment.

Net Industrial Debt and Free Cash Flow

Our Net Industrial Debt increased by $4,265 million from $1,508 million at December 31, 2009 to $5,773 million at December 31, 2010. This change was due to a $1,470 million increase in cash, cash equivalents and marketable securities (see Cash Flows above for more detail of cash changes) and an increase of $5,735 million in financial liabilities primarily related to: (i) the recognition of the VEBA Trust Note during 2010 with a carrying value of $4,018 million at December 31, 2010; (ii) the issuance of the Canadian HCT Notes during 2010 with a carrying value of $1,042 million at December 31, 2010; and (iii) a financing arrangement with certain Mexican development banks with a carrying value of $416 million at December 31, 2010. Refer to the VEBA Trust Note, Canadian Health Care Trust Notes and Mexican Development Banks Credit Facility discussions below for additional information.

At December 31, 2009 our Net Industrial Debt balance was $1,508 million. Gross industrial debt of $7,385 million primarily related to financing received in connection with the 363 Transaction. The largest components of this financing were from the U.S. Treasury and EDC, with carrying values of $5,604 million and $1,141 million at December 31, 2009, respectively. Net Industrial Debt reflected gross industrial debt adjusted for $5,877 million of cash, cash equivalents and marketable securities.

Free Cash Flow for the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009 totaled $1,355 million and $830 million, respectively, predominantly due to cash generated from operations.

For further discussion of Gross and Net Industrial Debt and Free Cash Flow refer to – Non-GAAP Financial Measures.

Credit Facilities and Certain Indebtedness

We have entered into the following credit facilities and certain debt instruments under which we and certain of our subsidiaries are borrowers and/or guarantors:

•	U.S. Treasury First Lien Credit Agreement – A $7,142 million first lien credit facility maturing on June 10, 2017, of which $5,076 million was drawn or assumed at December 31, 2010;

•	Export Development Canada Loan – A $2,325 million CAD first lien credit facility between Chrysler Canada and EDC, maturing on June 10, 2017, of which $1,604 million CAD was drawn at December 31, 2010;

•

Mexican Development Banks Credit Facility – A secured term loan arrangement equal to the Mexican peso equivalent of $400 million (fully drawn in July 2010) between Chrysler de Mexico S.A. de C.V., or Chrysler de Mexico, and certain Mexican development banks which is denominated in Mexican pesos and matures on July 19, 2025, the outstanding balance of which was equivalent to $416 million at December 31, 2010;

•

VEBA Trust Note – An unsecured note issued under an indenture and held by the VEBA Trust, with a face value of $4,587 million at June 10, 2009 and an outstanding balance of $4,710 million at December 31, 2010;

•	Canadian Health Care Trust Notes–Four unsecured promissory notes held by the Canadian Health Care Trust, with an initial aggregate face value of $974 million CAD at December, 31 2010; and

•	Auburn Hills Headquarters Loan–A loan secured by a mortgage on our Auburn Hills headquarters and technology center facility, of which $118 million was outstanding at December 31, 2010.

U.S. Treasury First Lien Credit Agreement. Our first lien credit agreement with U.S. Treasury is divided into two tranches, a Tranche B Loan of $2,000 million and Tranche C Loans consisting of $4,642 million of commitments, plus $500 million of debt we assumed from an affiliate of Old Carco in connection with the 363 Transaction. The Tranche B Loan is a term borrowing that matures on December 10, 2011. We have the option to extend the maturity of up to $400 million of the Tranche B Loan to the Tranche C maturity date, with a corresponding deferral of $100 million outstanding under the EDC credit facility discussed below. The Tranche C Loans mature on June 10, 2017. Of the undrawn Tranche C Commitment of $2,066 million, $350 million may be used solely to fund payments to USDART, as described below under –Ally. In addition, we provided the U.S. Treasury a $288 million note, which we refer to as the Additional Note, and a $100 million zero coupon note, which we refer to as the Zero Coupon Note. Amounts repaid on the loans cannot be re-borrowed.

In accordance with the terms of the first lien credit agreement, all interest incurred on the Tranche B Loan and Tranche C Loans for the period from June 10, 2009 to December 31, 2009 was Payable-In-Kind, or PIK. The Tranche C Loans will continue to accrue quarterly PIK interest of a maximum of $17 million through June 10, 2017. The quarterly PIK interest amount will be reduced by a calculated percentage based on any prepayment amounts on the Tranche C Loans. The additional PIK interest will be capitalized as additional debt on a quarterly basis. Accordingly, $68 million and $310 million of PIK interest was capitalized as additional debt during the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009, respectively.

We used the proceeds of the Tranche B Loan to fund the cash portion of the consideration provided to Old Carco in the 363 Transaction. Our initial drawdowns totaling $2,576 million under the Tranche C Loans were used for working capital purposes.

The Tranche B Loan, Tranche C Loans, Additional Note and Zero Coupon Note are secured by a pledge of substantially all of our tangible and intangible assets in the U.S. as well as that of our U.S. subsidiary guarantors. Certain property is excluded from this collateral, including equity interests in our foreign subsidiaries to the extent the pledge of those interests would result in a disadvantageous U.S. tax treatment, as well as certain assets and interests that are prohibited from being pledged by requirements of applicable law or agreements to which we are subject.

The Tranche B Loan and Tranche C Loans each bear interest at a margin over a benchmark rate. The Tranche B Loan bears interest at a rate per annum equal to three month LIBOR, subject to a floor of 2.0 percent, plus 5.0 percent. If we elect to extend the maturity of a portion of the Tranche B Loan, the applicable margin on the extended principal will increase by 150 basis points on and after December 10, 2011. The Tranche C Loans and the Additional Note bear interest at a rate equal to three month LIBOR, subject to a floor of 2.0 percent, plus 7.91 percent. LIBOR is reset quarterly.

We may prepay the Tranche B Loan and Tranche C Loans (and may reduce any undrawn commitment for Tranche C Loans) at our option upon notice to U.S. Treasury. We cannot voluntarily prepay the Additional Note or the Zero Coupon Note until the Tranche B Loan and Tranche C Loans have been repaid in full and extinguished. Furthermore, if we incur certain debt, sell certain assets, or receive insurance or condemnation payments over specified thresholds, then we are required to use the net proceeds from such events to prepay the loans.

On June 10, 2016, the Tranche C loans are required to be prepaid and the amounts undrawn on the Tranche C Commitment reduced in a certain priority by an amount equal to 50 percent of the total of the Tranche C Commitment plus assumed debt, less the amount of any prior prepayments or commitment reductions. On that date the Additional Note and Zero Coupon Note are also required to be prepaid in amounts of 50 percent of their respective face values.

Our first lien credit agreement includes a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. In addition, we are subject to a number of other covenants including the following:

•

Vitality Covenant – For each fiscal year, beginning with the fiscal year ending December 31, 2010, until the later of June 10, 2014 or the repayment of the Tranche B Loan, Tranche C Loans, Additional Note and Zero Coupon Note and termination of any unused commitments, we must:

•	cause at least 40 percent of our U.S. vehicle sales volumes to be manufactured in the U.S.; or

•

cause the production volume of our U.S. manufacturing plants to be equal to at least 90 percent of the production volume of the U.S. manufacturing plants of Old Carco for the 2008 fiscal year. If an event beyond our reasonable control renders production in one or more facilities uneconomic or a material adverse change in general economic or industry conditions occurs, then production volumes may be calculated on an adjusted basis to reflect such event. If, after giving effect to such adjustment, we fail to comply with the vitality covenant for any year, such failure will not result in an event of default if we comply with the vitality covenant in the next fiscal quarter (tested on a trailing 12-month basis).

•

Governance Covenant – Until the earlier of December 10, 2011 or an initial public offering, we must consult with U.S. Treasury regarding, and obtain its prior approval of, any nomination or renomination of any director originally nominated by the U.S. Treasury or any renomination of any successor or replacement thereof.

•

Compensation and TARP-related Covenants – We must maintain compensation programs in accordance with the requirements of the EESA, including limits on executive and incentive compensation, and must also maintain a policy on corporate expenses. Further, we are prohibited from owning or leasing any private passenger airplanes. These covenants will survive until the latest of (i) June 10, 2018, (ii) the one year anniversary of the repayment of all obligations under the first lien credit agreement, and (iii) the one year anniversary of the date the U.S. Treasury ceases to own any direct or indirect equity in Chrysler Group, if equity constitutes “outstanding obligations” under EESA section 111.

We were also required to adopt a written policy on lobbying, governmental ethics and political activity with respect to the U.S. government, and this policy may not be changed without the prior consent of the U.S. Treasury. Our first lien credit agreement also includes various negative covenants which restrict and/or limit our operations in certain respects, including, but not limited to, limitations on the incurrence of additional debt, the incurrence of liens and the payment of dividends or the making of distributions to our members or other restricted payments, as well as restrictions on transactions with affiliates that are not in the ordinary course or otherwise on arm’s length terms. As of December 31, 2010, we were in compliance with all covenants under our first lien credit agreement.

Our first lien credit facility also provides for a number of possible events of default, including, but not limited to, interest and principal payment defaults, failure to comply with affirmative and negative covenants (subject to certain notice and cure periods), acceleration of other debt obligations in excess of $150 million in the aggregate, judgments in excess of $100 million individually or $200 million in the aggregate that remain unpaid or unstayed for sixty days, certain change of control transactions, and Fiat holding in excess of 49.9 percent of our voting or nonvoting capital stock.

Export Development Canada Loan Agreement. Chrysler Canada entered into a loan and security agreement with the EDC on March 30, 2009, which was subsequently amended on April 29, 2009, pursuant to which the EDC provided a $1,209 million CAD secured term loan facility known as Tranche X. On June 10, 2009, the EDC loan agreement was amended and restated to increase the secured term loan facility by a CAD equivalent of $909 million, up to a maximum of $1,116 million CAD, which can be drawn, subject to certain conditions precedent, during the period ending on the thirty-month anniversary of the restatement date. The increase in the loan facility is known as Tranche X-2. Tranche X was fully disbursed prior to our acquisition of the assets of our predecessor, which assets included the shares of Chrysler Canada, and Tranche X-2 had an initial draw on June 12, 2009 of $395 million CAD, or the U.S. dollar equivalent of $355 million. The undrawn commitment under Tranche X-2 as of December 31, 2010 is the Canadian dollar equivalent of $554 million (subject to a maximum of $721 million CAD). In addition to the Tranche X and Tranche X-2 loans, Chrysler Canada provided the EDC additional notes of $80 million CAD. The additional notes were issued prior to the 363 Transaction. The proceeds from the loans are to be used for general corporate and working capital purposes. Both tranches and the additional notes mature on June 10, 2017. Borrowings under Tranche X-2 are intended to be made contemporaneously with certain borrowings under Tranche C of the U.S. Treasury first lien credit agreement in a certain ratio.

The EDC credit facility is secured by a pledge of substantially all of the tangible and intangible assets of Chrysler Canada and bears interest at a rate equal to the three month Canadian dealer offered rate, or CDOR, subject to a floor of 2.0 percent, plus 5.0 percent per annum. CDOR is subject to quarterly reset. Chrysler Group LLC guaranteed the EDC credit facility, on an unsecured basis.

Chrysler Canada is required to prepay the CAD equivalent of $500 million on December 10, 2011. Chrysler Canada has the option to reduce such prepayment by up to the CAD equivalent of $100 million concurrent with the proportionate extension of up to $400 million of the U.S. Tranche B Loan to the Tranche C maturity date described above. In addition, on June 10, 2016, Chrysler Canada will be required to prepay an amount equal to 50 percent of the Tranche X and Tranche X-2 maximum loan amount, less the amount of previous optional and mandatory prepayments.

We may prepay the EDC loans and reduce any undrawn commitment under Tranche X-2 at our option upon notice to EDC. In general, we are required to prepay loans in a manner similar to the mandatory prepayment requirements under our U.S. Treasury first lien credit facility, on the basis of a certain ratio subject to a maximum prepayment of $200 million CAD triggered by the issuance of certain new U.S. permitted first lien indebtedness. Amounts repaid on the loans cannot be re-borrowed.

The EDC credit facility includes a number of covenants that are similar in type and scope to those under our U.S. Treasury first lien credit facility, including, but not limited to, financial and operating reporting, compliance and similar requirements. The EDC credit facility also includes covenants that are similar in type and scope to the compensation and TARP-related covenants under our U.S. Treasury first lien credit facility. The covenants also require that we and Chrysler Canada ensure that (i) the ratio of our production volumes in Canada to production volumes in the NAFTA region is at least 20 percent over specified measurement periods and at least 17 percent for each calendar year during which the EDC loans are outstanding, and (ii) on December 31, 2014, our aggregate product-related capital investments in Canada will constitute at least 20 percent of our aggregate NAFTA region product-related capital investment. In addition, we must build vehicles in Canada for final consumer sale outside of the NAFTA region, and distribute Fiat-branded vehicles in Canada through our network. We also have agreed under the EDC loan agreement to maintain a minimum average daily cash balance, over the course of each calendar month, of $250 million CAD at Chrysler Canada. Our EDC loan agreement also includes various negative covenants which restrict and/or limit our and Chrysler Canada’s operations in certain respects, including, but not limited to, limitations on asset sales, the incurrence of additional debt and the incurrence of liens, as well as restrictions on transactions with affiliates that are not in the ordinary course or otherwise on arm’s length terms. As of December 31, 2010, we were in compliance with all covenants under the EDC loan agreement.

Our EDC loan agreement provides for a number of possible events of default that are generally similar in scope and effect to the events of default under our U.S. Treasury first lien credit facility, except that these events of default are applicable primarily to Chrysler Canada and its subsidiaries.

Mexican Development Banks Credit Facility. In July 2010, Chrysler de Mexico, our principal operating subsidiary in Mexico, entered into a financing arrangement with certain Mexican development banks (Banco Nacional de Comercio Exterior, S.N.C. and Nacional Financiera, S.N.C.), which provides for a 15-year amortizing term loan facility equal to the Mexican peso equivalent of $400 million. The facility was fully drawn during July 2010 and was funded in Mexican pesos. The proceeds are to be used to finance capital investments and other expenditures related to the vehicle platform on which the Fiat 500 is based.

The loan bears interest at a rate equal to the 28 day Tasa de Interés Interbancana de Equilibrio, or TIIE, plus 480 basis points. The rate is reset quarterly. Principal payments will be made in equal quarterly installments beginning twenty-four months from the date of the initial disbursement. The loan matures on July 19, 2025.

Chrysler de Mexico placed certain of its assets in a special purpose trust to secure repayment of the loan, including certain receivables, property, plant and equipment and cash. The loan requires compliance with certain covenants, including but not limited to, limitations on liens, incurrence of debt and asset sales.

VEBA Trust Note. On June 10, 2009, we issued a senior unsecured note, which we refer to as the VEBA Trust Note, with a face value of $4,587 million to the VEBA Trust in accordance with the terms of our settlement agreement with the UAW for the purpose of discharging our obligations to provide postretirement health care benefits to certain of our UAW represented retirees, effective January 1, 2010.

The VEBA Trust Note has an implied interest rate of 9 percent per annum and requires annual payments of principal and interest beginning on July 15, 2010 and continuing until maturity on July 15, 2023. As of December 31, 2010, contractual maturities, including principal and interest, for the VEBA Trust Note were as follows (in millions): 2011—$300; 2012—$400; 2013—$600; 2014—$650; 2015—$650; and 2016 and

thereafter—$6,246. Scheduled VEBA Trust Note payments through 2012 do not fully satisfy the interest accrued at the implied rate of 9 percent. Accordingly, the difference between a scheduled payment and the accrued interest through June 30 of the payment year will be capitalized as additional debt on an annual basis. The outstanding balance of the VEBA Trust Note was $4,710 million at December 31, 2010.

The VEBA Trust Note was issued under the terms of an indenture that contains certain negative covenants, including, but not limited to, limits on Chrysler Group incurring debt that is senior in any respect in right of payment to the VEBA Trust Note and limits on the ability of our subsidiaries to incur debt. The terms of a related Registration Rights Agreement provide for certain registration rights that entitle the holder of the VEBA Trust Note to require us to file a registration statement under the Securities Act of 1933, or the Securities Act, for a public offering of the note beginning six months following the earlier of: (i) an initial public offering of our equity securities; (ii) Fiat’s acquisition of a majority ownership interest in us; or (iii) June 30, 2012. Refer to Note 12, Financial Liabilities and Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements for additional information.

Canadian Health Care Trust Notes. On December 31, 2010, Chrysler Canada issued four unsecured promissory notes in an initial aggregate face value of $976 million ($974 million CAD) to an independent Canadian HCT as part of the settlement of its obligations with respect to retiree health care benefits for the Covered Group. In addition, the notes had accrued interest from January 1, 2010 of $80 million CAD. The four promissory notes issued are as follows: Tranche A—$404.9 million CAD unsecured 9.0 percent fixed rate note due June 30, 2017; Tranche B—$404.9 million CAD unsecured 9.0 percent fixed rate note due June 30, 2024; Tranche C—$89.6 million CAD unsecured 7.5 percent fixed rate note due June 30, 2024; and Tranche D—$75.0 million CAD unsecured noninterest bearing note due June 30, 2012.

The scheduled Tranche A and Tranche B note payments through 2012 do not fully satisfy the interest accrued at the stated rate of 9.0 percent per annum. Accordingly, the difference between a scheduled payment and the accrued interest through December 31 of the payment year will be capitalized as additional debt on an annual basis. The Tranche C note’s first scheduled payment is in 2020.

The terms of each of the notes are substantially similar and provide that each note will rank pari passu with all existing and future unsecured and unsubordinated indebtedness for borrowed money of Chrysler Canada, and that Chrysler Canada will not incur indebtedness for borrowed money that is senior in any respect in right of payment to the note. Refer to Note 12, Financial Liabilities and Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements for additional information.

Auburn Hills Headquarters Loan. One of the companies we acquired in the 363 Transaction is the owner of our headquarters and technology center property in Auburn Hills, Michigan and is the borrower under a loan agreement with an outstanding balance of $118 million at December 31, 2010. The loan is secured by a mortgage on the Auburn Hills property and requires monthly principal payments of approximately $1 million and monthly interest payments at an annual rate of 8.0 percent. The monthly principal payments will increase to approximately $4 million effective January 2012. The loan matures on December 9, 2013.

Gold Key Lease. Chrysler Canada holds a portfolio of vehicle leases that were originated in connection with a vehicle lease financing program known as the Gold Key Lease program. These vehicles are leased to Canadian consumers and are financed by asset-backed securitization facilities with an outstanding balance at December 31, 2010 of $175 million, as well as a $5,009 million ($5,000 million CAD) secured revolving credit facility, of which $443 million was outstanding at December 31, 2010. The asset-backed obligations are satisfied only out of the collections from the underlying securitized assets. In 2010, we utilized available operating lease assets under the Gold Key Lease portfolio to borrow additional funds in the amount of $266 million under a certain asset-backed securitization facility. These funds were used to repay a portion of the amount outstanding on the secured revolving credit facility. No vehicles were added to the financing portfolio during the year ended December 31, 2010. We are currently winding down the Gold Key Lease financing program, therefore, we anticipate no additional funding will be required.

Department of Energy Loan. The DOE is operating a program in which it may provide up to $25.0 billion in low cost loans to eligible applicants for the costs of re-equipping, expanding, and establishing manufacturing facilities in the U.S. to produce advanced technology vehicles and components for these vehicles. We have pending with the DOE a consolidated application for a loan under Section 136 of the Energy Independence and Security Act of 2007, or the EISA, which seeks approximately $7 billion in loans to support certain of our advanced technology vehicle and component programs. Our loan application has not been approved by the DOE, although the DOE has provided approximately $8.4 billion in similar loans to other vehicle manufacturers to date. If our application is approved, the amount of the loan is likely to be significantly less than the amount requested in our application and we will have to negotiate the terms of the loan with the DOE and may need to reach agreement with the DOE and our current lenders with respect to collateral and potentially other matters. There can be no assurance that we will qualify for any remaining Section 136 loans or that even if we qualify we will be able to successfully negotiate terms acceptable to us, the DOE and our other lenders.

Ally

On April 30, 2009, in connection with the 363 Transaction, Old Carco and Ally entered into a binding Master Automotive Financing Agreement Term Sheet pursuant to which Ally agreed to make wholesale inventory and retail financing available to our dealers and retail customers. On May 21, 2009, Old Carco, U.S. Treasury, Ally and USDART entered into a master transaction agreement, which we refer to as the Ally MTA, under which Old Carco transferred $600 million to USDART to be used to reimburse Ally for a majority of certain qualifying losses on loans made to certain dealers prior to November 21, 2009. On June 10, 2009, we assumed Old Carco’s rights and obligations under the Ally MTA, and USDART returned $500 million to us, in accordance with its terms, leaving $100 million at USDART. The Ally MTA will terminate no earlier than 2013 unless all parties mutually agree to terminate the contract at an earlier date.

If the balance remaining at USDART falls below $75 million, we are required to transfer funds to USDART to bring the balance to $100 million, subject to a cap on our obligation to fund USDART of $350 million in the aggregate. Under our first lien credit facilities with the U.S. Treasury, $350 million of undrawn Tranche C Commitments may only be used to fund these potential payments to USDART. Any amounts drawn on the Tranche C Commitments in order to fund the USDART will result in the forgiveness of an equivalent amount of our debt. Upon termination of the Ally MTA, USDART is required to transfer any unused funds to us, and we are required to pre-pay our Tranche C loans by such amount. In the event that USDART then holds less than $100 million, our indebtedness under our first lien credit facilities will be reduced by an amount equal to such shortfall. The balance at USDART was $96 million at December 31, 2010.

On August 6, 2010, we and Ally entered into a definitive Auto Finance Operating Agreement, under which Ally is the preferred lender in North America for our dealers and retail customers, providing wholesale, retail, fleet, remarketing and other services. As of December 31, 2010, Ally was providing wholesale financing to approximately 62 percent of our dealers in the U.S. Our agreement with Ally is described in Item 1. Business—Distribution—Dealer and Customer Financing.

Other Retail Financing Programs

In addition to our arrangement with Ally, we entered into subvention agreements with Santander Consumer USA, Inc. for loans to sub-prime U.S. retail customers. Additionally, through US Bank, N.A., we offer subvented retail leasing programs. Chrysler Canada has arrangements with a number of financial institutions to provide a variety of retail financing programs to our Canadian retail customers.

Receivable SPV

In connection with the 363 Transaction, we purchased the equity of Receivable SPV, a wholly-owned subsidiary of Old Carco, which was a party to a $1.5 billion loan facility provided by the U.S. Treasury, which subsequently was reduced to $1.0 billion. Receivable SPV was established as part of the U.S. Treasury Auto Supplier Support Program to facilitate payment of qualified automotive receivables to certain automotive suppliers. During March

2010, we repaid the $123 million that was outstanding on the facility and all accrued and unpaid interest. The program expired in April 2010 and Receivable SPV was dissolved in December 2010. Refer to Note 4, Variable Interest Entities, of our accompanying audited consolidated financial statements for additional information related to Receivable SPV.

Warranty Commitment Program

A Warranty Commitment Program was established by the U.S. Government to ensure warranty claims submitted to domestic automakers would be paid to consumers regardless of the automakers’ existence. In connection with the 363 Transaction, the Company purchased the equity of Chrysler Warranty SPV LLC, which was party to an Administration Agreement and Account Control Agreement with the U.S. Treasury in connection with the Warranty Commitment Program. Restricted cash of $318 million was acquired and the liability to repay the U.S. Treasury $280 million plus interest was assumed in the 363 Transaction. The Warranty Commitment Program was terminated in July 2009, at which time we repaid the U.S. Treasury the $280 million loan plus all accrued and unpaid interest. Refer to Note 19, Other Transactions with Related Parties, of our accompanying audited consolidated financial statements.

Tax Indemnity Recoverable

In 2010, we received a $377 million reimbursement from Daimler related to a tax settlement agreement for Canadian transfer pricing adjustments. During January and February 2011, we received additional reimbursements from Daimler totaling $373 million.

For further discussion of the tax indemnity recoverable, refer to Note 13, Income Taxes, and Note 23, Subsequent Events, respectively, of our accompanying audited consolidated financial statements.

Cash Management & Risk Management Policies

Our cash management and risk management activities are governed by internal policies designed to: (i) maintain appropriate internal control over disbursements; (ii) ensure our ability to pay all outstanding obligations when due; and (iii) obtain a reasonable return while maintaining appropriate diversification and minimizing counterparty risk. These policies include permitted investment guidelines, counterparty evaluation and limits, derivative guidelines, funding guidelines, credit and collections guidelines, compliance monitoring, internal control requirements and controls over electronic funds transactions.

Investments of Corporate Cash

Cash and cash equivalents are primarily invested in short-term instruments with highly rated counterparties. Counterparties are evaluated in accordance with internal guidelines. Limits are established for each approved counterparty and actual exposures are tracked against the limits.

Defined Benefit Pension Plan and OPEB Contributions

Contributions and Payments. Our funding policy for defined benefit pension plans and OPEB plans is to contribute at least the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of those legally required are made to achieve certain desired funding levels. Based on current estimates, we do not expect there to be minimum required contributions for our major U.S. qualified pension plans in 2011. Since the inception of our various pension plans, contributions have exceeded minimum required funding amounts. These excess amounts are tracked, and the resulting credit balance can be used to satisfy minimum funding requirements in subsequent years. Currently, the combined credit balances for our major U.S. qualified pension plans is approximately $6 billion. While the usage of credit balances to satisfy minimum funding requirements is subject to our plans maintaining certain funding levels, we expect to be able to utilize the credit balances in 2011 such that no additional cash contributions are required for our U.S. plans, although we may voluntarily elect to make contributions.

The following table summarizes employer contributions made to our defined benefit pension plans or direct benefit payments to plan participants:

	Successor
	Year Ended December 31, 2010	June 10, 2009 through December 31, 2009
	(in millions of dollars)
Total employer contributions	$390	$240

In connection with the 363 Transaction, we acquired a $600 million receivable from Daimler to fund contributions to our U.S. pension plans. We received $200 million in both June 2009 and June 2010 related to this receivable and the remaining $200 million is due to us in June 2011. The carrying value of the receivable at December 31, 2010 was $198 million.

Employer contributions to our funded pension plans are expected to be approximately $338 million in 2011. Of the employer contributions, $200 million will be made to the U.S. plans upon receipt of the Daimler receivable noted above and $138 million is anticipated to be made in cash to satisfy minimum funding requirements for our plans in Canada. Employer contributions to our unfunded pension plans are expected to be $12 million in 2011, which represents the expected benefit payments to participants.

Employer payments under our OPEB plans are expected to be $231 million in 2011, which represents the expected benefit payments to participants.

The following table summarizes net benefit payments expected to be paid, based on the last remeasurement of all of our plans as of December 31, 2010 which reflects estimated future employee service:

	Pension Benefits	OPEB
	(in millions of dollars)
2011	$2,375	$231
2012	2,302	179
2013	2,241	177
2014	2,186	176
2015	2,140	176
2016 – 2020	10,123	875

During the life of the plans, we intend to primarily utilize plan assets to fund benefit payments of our pension plans and minimize our cash contributions. OPEB payments are currently funded out of our cash on hand.

Defined Benefit Pension Plans—Funded Status. The following table summarizes the funded status of our pension plans:

	Successor
	December 31, 2010	December 31, 2009
	(in millions of dollars)
Benefit obligation	$29,874	$28,595
Fair value of plan assets	25,865	24,731

Funded status of plans	$(4,009)	$(3,864)

Our pension plans were underfunded by $4,009 million at December 31, 2010 and by $3,864 million at December 31, 2009. The change in funded status was primarily due to service and interest costs of $1,768 million and changes in discount rates and actuarial assumptions of $1,641 million during 2010, partially offset by the actual return on plan assets of $2,929 million and company contributions of $390 million made during 2010.

Our pension plans were underfunded by $3,864 million at December 31, 2009 and by $3,321 million at June 10, 2009. The change in funded status was primarily due to service and interest costs of $1,036 million and changes in discount rates which had a negative effect of $2,653 million during the period from June 10, 2009 to December 31, 2009, partially offset by the actual return on plan assets of $2,934 million and company contributions of $240 million made during the period from June 10, 2009 to December 31, 2009.

OPEB Plans—Funded Status. We provide health care, legal and life insurance benefits to certain of our hourly and salaried employees. Upon retirement from the Company, employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. A portion of these OPEB benefits are funded through a VEBA Trust. Effective January 1, 2010, and in accordance with terms of the VEBA Settlement Agreement, we transferred $1,972 million of plan assets to the VEBA Trust and thereby were discharged of $7,049 million of benefit obligations related to postretirement health care benefits for certain UAW retirees. In connection with the VEBA Settlement Agreement, we recognized a financial liability. Refer to the VEBA Trust Note discussion above for additional information.

On December 31, 2010, and in accordance with the Canadian HCT Settlement Agreement, Chrysler Canada permanently transferred the responsibility of providing postretirement health care benefits for the Covered Group to a new retiree plan that will be funded by the HCT, resulting in the transfer of $1,213 million of benefit obligations to the HCT on December 31, 2010 and the issuance of the Canadian HCT Notes. Refer to the Canadian Health Care Trust Notes discussion above for additional information.

The following table summarizes the funded status of OPEB plans:

	Successor
	December 31, 2010	December 31, 2009
	(in millions of dollars)
Benefit obligation	$2,636	$10,842
Fair value of plan assets	37	2,009

Funded status of plans	$(2,599)	$(8,833)

Our OPEB plans were underfunded by $2,599 million at December 31, 2010 and underfunded by $8,833 million at December 31, 2009. The change in funded status was primarily due to the transfer of $7,049 million of benefit obligations related to the VEBA Settlement Agreement and the transfer of $1,213 million of benefit obligations related to the Canadian HCT Settlement Agreement during 2010, partially offset by the transfer of $1,972 million of VEBA Trust assets to the VEBA Trust during 2010.

Our OPEB plans were underfunded by $8,833 million at December 31, 2009 and underfunded by $6,506 million at June 10, 2009. The change in funded status was primarily due to changes in discount rates and actuarial assumptions of $2,477 million and service and interest costs of $548 million during the period from June 10, 2009 to December 31, 2009, partially offset by company contributions of $526 million made directly to pay benefits and the actual return on plan assets of $235 million.

For additional information related to defined benefit and OPEB plans refer to Note 18, Employee Retirement and Other Benefits, of our accompanying audited consolidated financial statements.

Liquidity and Capital Resources—Old Carco

Cash Flows

Operating Activities. For the period from January 1, 2009 to June 9, 2009, Old Carco had negative cash flows from operating activities of $7,130 million primarily due to: (i) a net loss of $4,425 million with $1,594 million in depreciation and amortization expense (including amortization and accretion of debt issuance costs, fair value adjustments and favorable and unfavorable lease contracts); (ii) impairment charges of $1,235 million; (iii) other non-cash gains on various settlements of $1,480 million; (iv) non-cash adjustments to pensions, OPEB and restructuring reserves of $1,120 million; and (v) non-cash reorganization items of $726 million.

In addition, the business deterioration resulted in accrued expenses and other liabilities decreasing by $3,265 million, due primarily to: (i) incentive and warranty accruals decreasing with lower shipment and vehicle sales levels; (ii) GDP accruals decreasing with reduced volumes; and (iii) U.S. and foreign income tax accruals decreasing due to lower taxable income. Finally, trade liabilities were lower by $2,100 million as a result of reduced production, including idling of facilities from the end of April 2009 to June 9, 2009. However, these negative cash flows were partially offset by decreases in inventories and accounts receivable of $1,701 million as production and shipments declined.

For the year ended 2008, Old Carco had negative cash flows from operating activities of $5,303 million primarily due to: (i) a net loss of $16,844 million with $5,078 million of depreciation and amortization expense (including amortization and accretion of debt discounts and debt issuance costs, fair value adjustments and favorable and unfavorable lease contracts); (ii) impairment charges of $10,364 million; (iii) a decrease of $2,794 million in trade liabilities due to significantly lower orders for production material in November and December that were driven by an acceleration and extension of the normal annual holiday plant shutdowns; (iv) a decrease of $1,438 million in accrued expenses and other liabilities; and (v) a reduction of $1,642 million due to changes in other assets and liabilities related to the significant drop in shipments and vehicle sales at the end of 2008. These negative cash flows were partially offset by a reduction in inventories of $1,330 million due to the lower production and shipment activity noted above, and a $500 million cash withdrawal of VEBA funds.

Investing Activities. For the period from January 1, 2009 to June 9, 2009, Old Carco had negative cash flows from investing activities of $404 million primarily due to: (i) $600 million in funding transferred to the USDART in support of loans by Ally to Old Carco’s dealers; (ii) a settlement payment of $99 million in connection with our acquisition of certain NSCs from Daimler and (iii) capital expenditures of $239 million. This was partially offset by proceeds from disposals of equipment on operating leases, net of purchases of such equipment, of $278 million and a reduction in restricted cash of $220 million.

For the year ended 2008, Old Carco had negative cash flows from investing activities of $3,632 million primarily due to: (i) capital expenditures of $2,765 million; (ii) purchases of equipment on operating leases (net of proceeds from disposals) of $1,493 million; and (iii) purchase of interest bearing income notes in the amount of $1.0 billion from a wholly-owned foreign subsidiary of Chrysler Financial, which was funded by a reduction in restricted cash of $1.0 billion. Partially offsetting these negative cash flows were additional net decreases in restricted cash of $136 million, and proceeds from the sales of equity investments, preferred stock, and a note totaling $201 million.

Financing Activities. For the period from January 1, 2009 to June 9, 2009, Old Carco had positive cash flows from financing activities of $7,517 million, primarily due to: (i) a $4,275 million capital contribution from Chrysler Holding to be used for general corporate and working capital purposes; (ii) loan proceeds of $3,014 million on the debtor-in-possession financing in connection with its bankruptcy; and (iii) loan proceeds of $995 million from the EDC. These activities were partially offset by repayments of $646 million related to the Gold Key Lease financing obligations.

For the year ended 2008, Old Carco had positive cash flows from financing activities of $1,058 million primarily related to proceeds of $2.0 billion of previously undrawn amounts on a credit facility from its owners, partially offset by $1,171 million of net repayments, related to the Gold Key Lease financing obligations.

Defined Benefit Pension Plan and OPEB Contributions

The following table summarizes employer contributions made to Old Carco’s defined benefit pension plans or direct benefit payments to plan participants:

	Predecessor A
	January 1, 2009 through June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)
Total employer contributions	$77	$106

Defined Benefit Pension Plans—Funded Status. The following table summarizes the funded status of Old Carco’s pension plans:

	Predecessor A
	June 9, 2009	December 31, 2008
	(in millions of dollars)
Benefit obligation	$27,019	$27,674
Fair value of plan assets	22,629	23,528

Funded status of plans	$(4,390)	$(4,146)

Old Carco’s pension plans were underfunded by $4,390 million at June 9, 2009 and underfunded by $4,146 million at December 31, 2008. The change in funded status was primarily due to service and interest costs of $817 million, an actuarial loss of $274 million and special early retirement programs and curtailments of $239 million during the period from January 1, 2009 to June 9, 2009, partially offset by discount rate changes of $845 million, plan amendments and benefit changes of $128 million, company contributions of $77 million and the actual return on plan assets of $71 million during the period from January 1, 2009 to June 9, 2009.

OPEB Plans—Funded Status. Old Carco provided health care, legal and life insurance benefits to certain hourly and salaried employees. Upon retirement, employees became eligible for continuation of certain benefits. The following table summarizes the funded status of Old Carco’s OPEB plans:

	Predecessor A
	June 9, 2009	December 31, 2008
	(in millions of dollars)
Benefit obligation	$13,077	$13,265
Fair value of plan assets	1,774	1,686

Funded status of plans	$(11,303)	$(11,579)

Old Carco’s OPEB plans were underfunded by $11,303 million at June 9, 2009 and underfunded by $11,579 million at December 31, 2008. The change in funded status was primarily due to company contributions of $476 million made directly to pay benefits, plan amendments and benefit changes of $273 million, changes in actuarial assumptions of $165 million and the actual return on plan assets of $88 million during the period from January 1, 2009 to June 9, 2009, partially offset by service and interest costs of $605 million and exchange rate impacts of $140 million.

Off-Balance Sheet Arrangements and Guarantees Provided to Third Parties

We have entered into various off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations or liquidity. These include variable interest entities, or VIEs, and guarantees. As of December 31, 2010, we had guaranteed obligations of others with maximum exposures of $27 million, related primarily to guarantees for dealership loans and floor plan financing. For a discussion of our VIEs and guarantees refer to Note 3, Summary of Significant Accounting Policies and Note 14, Commitments, Contingencies and Concentrations, respectively, of our accompanying audited consolidated financial statements.

Arrangements with Key Suppliers

From time to time in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Purchases under these obligations were $295 million, $95 million, $65 million and $97 million, respectively, for the year ended December 31, 2010 and for the periods from June 10, 2009 to December 31, 2009 and from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008. Future obligations under these contracts as of December 31, 2010 were as follows (in millions of dollars): 2011 - $286; 2012 - $313; 2013 - $154; 2014 - $75; 2015 - $7; 2016 and thereafter - $3.

Additionally, we enter into similar arrangements containing unconditional obligations to purchase a minimum quantity of goods for which pricing is variable, and therefore do not have fixed and determinable future payment streams. Under these arrangements we are obligated to make payments or will have the right to receive reimbursements if our purchase volumes are outside a specified range of values. Purchases under these obligations were $116 million, $50 million, $29 million and $90 million, respectively, for the year ended December 31, 2010 and for the periods from June 10, 2009 to December 31, 2009 and from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008.

Contractual Obligations

The following table summarizes our payments due under our significant contractual obligations and commitments as of December 31, 2010:

	Payments Due by Period
	2011	2012-2013	2014-2015	2016 and thereafter	Total
	(in millions of dollars)
Long term financial liabilities(1)	$2,681	$978	$839	$10,105	$14,603
Long term asset-backed notes payable—Gold Key Lease	132	43	—	—	175
Interest on long term financial liabilities(2)	1,058	2,060	2,072	4,105	9,295
Capital lease obligations	31	51	56	138	276
Operating lease commitments	128	186	139	249	702
Unconditional purchase obligations	286	467	82	3	838
Other long term liabilities:
Pension contribution requirements(3)	338	—	—	—	338

Total	$4,654	$3,785	$3,188	$14,600	$26,227

(1)	The amounts above exclude unamortized debt discounts of $1,323 million. For further discussion of our credit facilities, refer to —Liquidity and Capital Resources—Chrysler Group—Credit Facilities and Certain Indebtedness above.

(2)	Amounts include interest payments based on contractual terms and current interest rates on our debt and capital lease obligations. Interest payments based on variable rates included in the table above were determined using the current interest rate in effect at December 31, 2010.

(3)	Pension contribution requirements are based on an estimate of our minimum funding requirements pursuant to the Employee Retirement Income Security Act, or ERISA regulations. We expect required contributions to be approximately $338 million in 2011. We may elect to make contributions in excess of the minimum funding requirements in response to investment performance and changes in interest rates, to achieve funding levels required by our defined benefit plan arrangements, or when we believe that it is financially advantageous to do so and based on our other capital requirements. Our minimum funding requirements after 2011 will depend on several factors, including investment performance and interest rates. Therefore, the table above excludes payments beyond 2011, since we cannot predict with reasonable reliability the timing and amounts of future minimum funding requirements. Excluded from the table above are payments of $12 million and $231 million due in 2011 with respect to our unfunded pension and postretirement benefit plans, respectively, which represent the expected benefit payments to participants as costs are incurred.

The table above excludes unrecognized tax benefits on uncertain tax positions of $949 million at December 31, 2010, since we cannot predict with reasonable reliability the timing of cash settlements with the respective taxing authorities. Refer to Note 13, Income Taxes, of our accompanying audited consolidated financial statements for additional information.

The table above also excludes payments for product warranty costs. We issue various types of contractual product warranties under which we generally guarantee the performance of products delivered for a certain period or term. We also periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. As of December 31, 2010, our product warranty reserves were $3,171 million. Refer to —Critical Accounting Estimates and Note 3, Summary of Significant Accounting Policies, of our accompanying audited consolidated financial statements for additional information.

For additional information regarding long term financial liabilities, operating lease commitments and employee retirement and other benefits, see Notes 12, Financial Liabilities, Note 14, Commitments, Contingencies and Concentrations and Note 18, Employee Retirement and Other Benefits, respectively, of our accompanying audited consolidated financial statements.

Ally Repurchase Obligation

We have also agreed to repurchase certain Ally-financed inventory upon certain triggering events. The Auto Finance Operating Agreement extends through April 30, 2013, with automatic one-year renewals unless either party elects not to renew.

As of December 31, 2010, the maximum potential amount of future payments required to be made to Ally under this guarantee is approximately $5.2 billion and is based on the aggregate repurchase value of eligible vehicles financed by Ally in our U.S. dealer stock. If vehicles are required to be repurchased under this arrangement, the total exposure would be reduced to the extent the vehicles are able to be resold to another dealer. The fair value of the guarantee was less than $1 million at December 31, 2010, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events.

Refer to Note 14, Commitments, Contingencies and Concentrations, of our accompanying audited consolidated financial statements for additional information on guarantees we have provided.

Quantitative and Qualitative Disclosures about Market Risk

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk, commodity price risk, interest rate risk and counterparty risk. We evaluate these risks on an on-going basis and manage our exposures centrally. Our Foreign Exchange Hedging Committee (FEHC) and Commodity Hedging Committee (CHC) approve derivative hedging strategies to manage our operating risk exposures for foreign exchange and commodities, respectively.

The members of these committees include the Chief Financial Officer, the Treasurer, and other senior operating management of the Company. The Treasury Department executes derivative transactions in accordance with the approved strategies, as well as within our risk management policies.

We use derivatives (primarily forward contracts and swaps) to hedge our financial and operational exposures. We do not enter into derivative transactions for speculative purposes or to hedge our balance sheet translation risk. Refer to Note 16, Derivative Financial Instruments and Risk Management, of our accompanying audited consolidated financial statements for additional information on our derivatives.

We use sensitivity analyses to quantify the impact of changes in foreign currency exchange rates, commodity prices and interest rates on the fair value of the financial instruments used to hedge these risks. Our models assume instantaneous, parallel shifts in foreign currency exchange rates, commodity prices and interest rate yield curves. We did not have any option contracts or any other instruments with non-linear returns outstanding at December 31, 2010.

Foreign Currency Exchange Rate Risk

We are exposed to foreign currency exchange rate risk as a result of sales of vehicles and parts, purchases of components used in our manufacturing operations, debt, and dividend payments from foreign subsidiaries denominated in currencies other than the U.S. dollar. Foreign currency exchange rate risk is the risk that fluctuations in specific currencies against the U.S. dollar will negatively impact our results of operations. To the extent possible, we net sales and purchases in specific currencies against each other and review this net cash flow position for hedging purposes. We are most vulnerable to fluctuations in the Canadian dollar, Mexican peso, Australian dollar and Japanese yen against the U.S. dollar. To manage these exposures, we enter into derivative contracts (primarily currency forward and swap contracts) to hedge a portion of our exposures. We began hedging our foreign currency exchange rate risk in late December 2009. The derivative contracts used to hedge foreign exchange rate risk had a remaining maturity of up to 12 months at December 31, 2010.

The net fair value of foreign currency derivatives was a liability of $78 million at December 31, 2010. The potential decrease in the fair value of our foreign currency derivatives at December 31, 2010 due to an unfavorable 10 percent parallel shift in all foreign currency exchange rates versus the U.S. dollar would be $297 million.

In addition, we are exposed to foreign currency exchange rate risk as a result of translating the assets and liabilities of our subsidiaries outside of the United States (primarily Canada, Mexico and Venezuela into U.S. dollars). Refer to Note 3, Summary of Significant Accounting Policies, and Note 22, Venezuelan Currency Devaluation, respectively, of our accompanying audited consolidated financial statements for additional information on the impact of the devaluation of the Venezuelan bolivar fuerte.

Commodity Price Risk

We are exposed to changes in the prices of commodities used in the manufacture of vehicles, such as non-ferrous metals (such as aluminum, lead and copper), precious metals (such as platinum and palladium) and energy (such as natural gas). Commodity price risk is the adverse impact that changes in commodity prices would have on our financial results. To manage this risk, we enter into commodity derivative contracts for a portion of our exposures. We began hedging our commodity exposures in late December 2009. The derivative contracts used to hedge commodity price risk had a remaining maturity of up to 18 months at December 31, 2010

The net fair value of commodity derivatives was an asset of $90 million at December 31, 2010. The potential decrease in the fair value of our commodity derivatives at December 31, 2010 due to a 10 percent decrease in commodity prices would be $50 million. This amount does not include the offsetting impact of the lower prices we would pay for the underlying commodities.

Interest Rate Risk

We are exposed to interest rate risk due to our interest-bearing investment portfolio and financing activities. Interest rate risk is the risk of loss we would incur due to changes in interest rates.

For purposes of sensitivity analyses, we segregated our interest-bearing financial instruments into fixed or floating. For fixed-rate financial instruments, our sensitivity analysis measures the changes in fair value, whereas for floating-rate financial instruments, our sensitivity analysis measures the potential loss in future earnings.

We had fixed-rate debt of $5.7 billion at December 31, 2010. The potential increase in the fair value of our fixed-rate interest-bearing financial instruments from a 10 percent decrease in market interest rates would be $303 million at December 31, 2010.

We also had floating-rate investments and floating-rate debt of $8.0 billion and $8.0 billion, respectively, at December 31, 2010, resulting in a naturally hedged position. In addition, we swapped $173 million of floating-rate debt associated with our Gold Key Lease program at December 31, 2010 to a fixed rate. The net fair value of the interest rate swaps on our Gold Key Lease portfolio at December 31, 2010 was a liability of $1 million. The majority of our floating rate debt is exposed to changes in three month LIBOR, with a 2 percent interest rate floor.

Counterparty Risk

We are exposed to counterparty risk as a result of our investment and derivatives contracts. Counterparty risk relates to the risk of loss which we would incur if a counterparty defaulted on an investment or derivatives contract. Our Treasury Department manages counterparty risk by establishing exposure limits for each counterparty based on credit ratings and financial position, and monitoring utilization against these limits. Counterparty limits and exposure utilization are periodically reviewed with our Treasurer. Substantially all of our counterparties are rated single-A or higher.

Item 3. Properties

At December 31, 2010, we owned 33 manufacturing facilities, of which 22 were located in the U.S., 4 in Canada, 6 in Mexico and 1 in South America. These manufacturing facilities primarily include vehicle assembly plants, powertrain plants, and metal stamping plants. Manufacturing facilities in the U.S. are primarily located in Michigan, Illinois, Indiana, and Ohio. Our Trenton, Michigan facility was awarded a Gold-level LEED certification by the U.S. Green Building Council in 2010. It is one of only four automotive plants in the world, and the only automotive engine plant, to receive this designation.

We own our principal engineering and research facilities and general offices, which are located in Auburn Hills, Michigan and include approximately 5.3 million square feet on 465 acres, including our 4.8 million square foot technology center.

We own proving grounds located in Michigan and Arizona, which allow us to test vehicle performance and safety in a wide variety of environments.

We operate several parts distribution facilities primarily located in the U.S., Canada and Mexico. These locations facilitate the distribution of service and accessory parts to the dealer network and include a combination of owned and leased facilities.

We own or lease various dealership and vehicle storage properties in the U.S., Canada and Japan, which we in turn lease to our dealers. Our warehouses and sales offices are primarily leased and are located in various states throughout the U.S. and in Mexico, Canada and other international locations.

Our principal engineering and research facilities and general offices are encumbered by a mortgage given to secure the Auburn Hills Headquarters Loan. Our owned facilities and principal properties located in the U.S. are encumbered by mortgages given to secure our obligations under our credit facility with the U.S. Treasury. Our owned facilities and principal properties in Canada are encumbered by mortgages given to secure our obligations under our credit facility with the EDC. In relation to a reassessment of taxes related to transfer pricing adjustments, our Canadian subsidiary has granted a lien against the Canadian manufacturing facilities and related assets in the principal amount of approximately $1.2 billion in favor of the Canadian government and the Ontario government. The government of Canada liens and the Ontario government liens were discharged. Our Saltillo truck plant and engineering lab in Mexico are pledged as collateral to secure the Mexican Development Banks Credit Facility. See Item 2—Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Chrysler Group—Credit Facilities and Certain Indebtedness.

We believe that our properties are suitable and adequate for the manufacture, assembly, distribution and sale of our products. As part of our strategic planning and operations, we monitor our production capacity in relation to developing and anticipated industry changes and market conditions. We also adjust our capacity by selling, expanding or downsizing various production facilities or by adding or eliminating shifts, subject to restrictions contained in our collective bargaining agreements with unions.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Membership Interests as of February 25, 2011 for all of our members, including: (i) each person known by us to beneficially own either class of our Membership Interests; (ii) each director; (iii) each of our named executive officers; and (iv) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes having voting and/or investment power with respect to the securities. Each of the persons and entities named in the table below have sole voting and sole investment power with respect to the Membership Interests set forth opposite each person’s or entity’s name.

As of February 25, 2011, there were 800,000 Class A Membership Interests and 200,000 Class B Membership Interests authorized, issued and outstanding. For a description of certain call options and other rights related to our Membership Interests, see Item 11. Description of Registrant’s Securities to be Registered. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o Chrysler Group LLC, 1000 Chrysler Drive, Auburn Hills, Michigan, 48326.

	Class A Membership Interests		Class B Membership Interests
Name and Address of Beneficial Owner	Number of Membership Interests	Percent of Class	Number of Membership Interests	Percent of Class	Aggregate Percent of Combined Voting Power

UAW Retiree Medical Benefits Trust(1)	676,924	84.6%	–	–	63.5%
P.O. Box 14309
Detroit, Michigan 48214
Fiat North America LLC	–	–	200,000	100%	25.0%
Via Nizza n. 250
10125 Torino, Italy
The United States Department of the Treasury	98,461	12.3%	–	–	9.2%
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220
Canada CH Investment Corporation	24,615	3.1%	–	–	2.3%
1235 Bay Street, Suite 400
Toronto, Ontario, Canada M5R 3K4

Directors and Named Executive Officers:

C. Robert Kidder	–	–	–	–	–
Alfredo Altavilla	–	–	–	–	–
Governor James J. Blanchard	–	–	–	–	–
George F.J. Gosbee	–	–	–	–	–
Douglas M. Steenland	–	–	–	–	–
Scott M. Stuart	–	–	–	–	–
Ronald L. Thompson	–	–	–	–	–
Stephen M. Wolf	–	–	–	–	–
Sergio Marchionne	–	–	–	–	–
Richard K. Palmer	–	–	–	–	–
Holly E. Leese	–	–	–	–	–
Nancy A. Rae	–	–	–	–	–
Michael Manley	–	–	–	–	–
Directors and Executive Officers as a group, including those named above (13 persons)	–	–	–	–	–

(1)	Includes 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-00, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-01, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-02, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-03, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-04, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-05, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-06, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-07, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-08, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-09, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-10, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-11, LLC, and 27,076.96 Class A Membership Interests held by UAW VEBA Holdco CH-12, LLC.

Item 5. Directors and Executive Officers

Directors

C. Robert Kidder

Age	66

Director since	June 2009

Term Expires	June 10, 2011

Principal Occupation	Chairman and Chief Executive Officer of 3Stone Advisors LLC

Recent Business Experience

Mr. Kidder serves as Chairman of the Board of Directors for Chrysler Group LLC. Prior to his current position, Mr. Kidder served as a Principal of Stonehenge Partners, Inc. and as Chairman and Chief Executive Officer of both Duracell International Inc. and Borden Chemical Inc. Mr. Kidder holds a Bachelor of Science Degree in Industrial Engineering from the University of Michigan and a Master of Science Degree in Industrial Economics from Iowa State University.

Mr. Kidder’s extensive experience in global manufacturing and his service on the boards of several public companies provide the Board with insight into the operation of manufacturing companies and how boards at other companies address issues similar to those faced by the Company.

Outside Directorships	Mr. Kidder currently serves on the boards of Morgan Stanley & Co., Inc., Merck & Co., Inc. and Microvi Biotech Inc. He is also on the Board of Trustees of Nationwide Children’s Hospital and the Wexner Center Foundation, both in Columbus, Ohio. In addition, he serves on the Board of Trustees of Ohio University. Mr. Kidder has previously served as a director of Electronic Data Systems Corporation and General Signal Corporation.

Arrangements	Mr. Kidder was appointed as a director by the U.S. Treasury in accordance with the terms of the LLC Operating Agreement.

Sergio Marchionne

Age	58

Director since	June 2009

Term Expires	June 10, 2012

Principal Occupation	Chief Executive Officer, Chief Operating Officer and President of Chrysler Group LLC and Chief Executive Officer of Fiat S.p.A.

Recent Business Experience

Mr. Marchionne serves as Chief Executive Officer of Fiat Group Automobiles S.p.A. and has held that role since February 2005. Prior to joining Fiat, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer of the Lonza Group Ltd., and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group after serving as Vice President of Finance and Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex

Industries. Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration from the University of Windsor, Canada.

Mr. Marchionne’s extensive experience at Fiat provides the Board with expertise in the automotive industry, especially with respect to the cost discipline and collaboration strategies with Fiat needed to achieve our Company’s business plan.

Outside Directorships

Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne serves as Chairman of Fiat Industrial S.p.A. and as a director of Exor S.p.A., a shareholder of Fiat and Fiat Industrial. Mr. Marchionne also serves as a director of certain Fiat and Fiat Industrial affiliates. He is a member of the General Council of Confindustria (the employers association of Italy), of Assonime (the association of Italian joint stock companies), and of ACEA (European Automobile Manufacturers Association). Mr. Marchionne previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG.

Arrangements	Mr. Marchionne was appointed as a director by Fiat in accordance with the terms of the LLC Operating Agreement.

Alfredo Altavilla

Age	47

Director since	June 2009

Term Expires	June 10, 2012

Principal Occupation	Chief Executive Officer of Iveco S.p.A. and Executive Vice President of Corporate Development for Fiat S.p.A.

Recent Business Experience

Mr. Altavilla has served as Executive Vice President of Corporate Development for Fiat since 2009, after serving as Senior Vice President of Business Development for Fiat Group Automobiles S.p.A during the prior five years. In addition, Mr. Altavilla served as Chief Executive Officer of Fiat Powertrain Technologies S.p.A. for five years beginning in 2006. Mr. Altavilla has also served as Chief Executive Officer of Turk Otomobil Fabrikasi A.S., a Fiat joint venture with Koç Group in Turkey. Mr. Altavilla holds a bachelor degree in Economics from La Cattolica University in Milan, Italy.

Mr. Altavilla’s broad experience in negotiating and managing international industrial alliances and joint ventures and his management experience in the automotive industry provide the Board with an unique executive and technical perspective on implementation of the Company’s business plans in leveraging the Fiat alliance.

Outside Directorships	Mr. Altavilla has served and continues to serve as a director of various Fiat and Fiat Industrial affiliates.

Arrangements	Mr. Altavilla was appointed as a director by Fiat in accordance with the terms of the LLC Operating Agreement.

James J. Blanchard

Age	68

Director since	July 2009

Term Expires	June 10, 2012

Principal Occupation	Partner and Co-Chairman, Government Affairs Practice Group at DLA Piper

Recent Business Experience

Governor Blanchard has served as the U.S. ambassador to Canada and was elected to two terms as Governor of the State of Michigan and four terms as a member of the U.S. House of Representatives. As a member of Congress, he sponsored the successful Chrysler Loan Guarantee Act of 1980 and served as Chairman of the Sub-Committee on Economic Stabilization. He was also Assistant Attorney General of Michigan. Governor Blanchard has a Bachelor of Arts in Social Science and a Masters of Business Administration from Michigan State University, as well as a Juris Doctor from the University of Minnesota Law School.

Governor Blanchard’s experience as Governor of Michigan and member of the U.S. House of Representatives provides the Board with familiarity with labor and public policy issues relevant to the U.S. automotive industry.

Outside Directorships	Governor Blanchard currently serves on the Board of Enbridge Inc., as well as on the Board of Directors of the Foundation for the National Archives. Governor Blanchard is also the Chairman of the Board of Trustees of the Meridian International Center, a leading non-profit public diplomacy institute in Washington, D.C.

Arrangements	Governor Blanchard was appointed as a director by the VEBA Trust in accordance with the terms of the LLC Operating Agreement.

George F.J. Gosbee

Age	41

Director since	July 2009

Term Expires	June 10, 2012

Principal Occupation	Chairman, President & Chief Executive Officer of AltaCorp Capital Inc.

Recent Business Experience

Before founding the investment firm AltaCorp in 2010, Mr. Gosbee was Managing Director of Macquarie Capital Inc. Mr. Gosbee was also Chairman, President & Chief Executive Officer at Tristone Capital Global Inc., a global energy investment dealer. Mr. Gosbee left Tristone in 2009 after the firm was purchased by Macquarie Bank. Prior to joining Tristone, Mr. Gosbee was a Managing Director at Newcrest Capital and Peters & Co. Limited and has 19 years of investment industry experience. Mr. Gosbee holds a Bachelor of Commerce Degree from the University of Calgary, where he specialized in Finance and Petroleum Land Management.

Mr. Gosbee’s extensive experience in finance and investment banking provides the Board with valuable insights on financial and strategic planning matters, and developments in the energy industry that may affect our business.

Outside Directorships

Mr. Gosbee currently serves as Vice Chair of Alberta Investment Management Corp. (AIMCO) in Edmonton. He is an advisor on the Government of Canada’s Economic Advisory Council, a member of the Canadian Council of Chief Executives, Director of the Libin Cardiovascular Institute of Alberta, and an Advisor to the School of Public Policy at the University of Calgary.

Arrangements	Mr. Gosbee was appointed as a director by Canada CH Investment Corporation in accordance with the terms of the LLC Operating Agreement.

Douglas M. Steenland

Age	59

Director since	July 2009

Term Expires	June 10, 2011

Principal Occupation	Retired

Recent Business Experience

Mr. Steenland served as the Chief Executive Officer and President of Northwest Airlines Corporation from 2004 to 2008 when Northwest merged with Delta Air Lines. While CEO, he oversaw the voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code of Northwest in 2005 and its emergence from bankruptcy protection in 2007. Before becoming CEO in 2004, Mr. Steenland held a variety of positions at Northwest including President, Executive Vice President and Chief Corporate Officer, and General Counsel. Prior to joining Northwest, Mr. Steenland worked as a Senior Partner in the Washington D.C. law firm of Verner, Liipfert, Bernhard, McPherson and Hand (now part of DLA Piper). Mr. Steenland also currently serves as a Senior Advisor to the Blackstone Group. Mr. Steenland holds a Bachelor’s Degree in history from Calvin College (Michigan) and a Juris Doctor from George Washington University Law School.

Mr. Steenland’s experience in the transportation industry, as well as his particular experience in leading a major airline through and following bankruptcy restructuring, provide the Board with valuable experience in global management and corporate restructuring.

Outside Directorships

Mr. Steenland serves on the boards of several public companies, including Delta Air Lines Inc., American International Group Inc. and its subsidiary International Lease Finance Corporation, and Digital River, Inc. Mr. Steenland also serves on the boards of Hilton Worldwide and Performance Food Group. Mr. Steenland previously served on the board of Northwest Airlines Corporation.

Arrangements	Mr. Steenland was appointed as a director by the U.S. Treasury in accordance with the terms of the LLC Operating Agreement.

Scott M. Stuart

Age	51

Director since	July 2009

Term Expires	June 10, 2011

Principal Occupation	Founding Partner of Sageview Capital LLC

Recent Business Experience

Mr. Stuart is a founding partner of Sageview Capital LLC, an investment firm with over $1 billion of assets. Prior to starting Sageview in 2005, Mr. Stuart spent 19 years at Kohlberg Kravis Roberts & Co., where he was a partner and a member of the firm’s investment committee. During his tenure there, he was involved with investments in the consumer products, media, industrial and power sectors. Mr. Stuart graduated from Dartmouth College in 1981 with a Bachelor of Arts in English Literature. He also earned a Master’s degree in 1986 from Stanford University Graduate School of Business.

Mr. Stuart’s prominent financial experience, as well as his many years of private equity experience in industrial and consumer products companies, provide the Board with a capital markets perspective and insight into a consumer-driven, industrial company. In addition, his past service on several boards of directors provides valuable corporate governance and oversight experience.

Outside Directorships	Mr. Stuart currently serves on the board of EverBank Financial Corp., Community Bancorp LLC, and the Memorial Sloan Kettering Cancer Center. Previously, he served on the corporate boards of Borden Holdings Inc., DPL Inc., Duracell International Inc., RJR Nabisco Inc., Boyds Collection Ltd, Aveos Fleet Performance Inc. and Sealy Corporation.

Arrangements	Mr. Stuart was appointed as a director by the U.S. Treasury in accordance with the terms of the LLC Operating Agreement.

Ronald L. Thompson

Age	61

Director since	July 2009

Term Expires	June 10, 2011

Principal Occupation	Retired

Recent Business Experience

Until 2005, Mr. Thompson owned and operated the Midwest Stamping Company of Maumee, Ohio, a manufacturer of medium and heavy gauge metal components for the automotive market. Mr. Thompson was a faculty member at Old Dominion University, Virginia State University and the University of Michigan. Mr. Thompson holds a Bachelor of Business Administration from the University of Michigan, and a Master of Science and a Ph.D. in Agricultural Economics from Michigan State University.

Mr. Thompson’s breadth of experience in leading industrial and financial companies, as well as his background serving on various board of directors, provide the Board with valuable corporate governance, oversight and industry experience, including restructuring.

Outside Directorships	Mr. Thompson serves as Chairman of the Board of Trustees for Teachers Insurance and Annuity Association and as a Member of the Board of Trustees of Washington University in St. Louis. Mr. Thompson has served on the boards of several companies, including Commerce Bank of St. Louis, GR Group (U.S.), Illinova Corporation, Interstate Bakeries Corporation, McDonnell Douglas Corporation, Midwest Stamping Company, Ralston Purina Company and Ryerson Tull, Inc. He was also a member of the Board of Directors of the National Association of Manufacturers.

Arrangements	Mr. Thompson was appointed as a director by the U.S. Treasury in accordance with the terms of the LLC Operating Agreement.

Stephen M. Wolf

Age	69

Director since	July 2009

Term Expires	June 10, 2012

Principal Occupation	Managing Partner of Alpilles LLC

Recent Business Experience

Mr. Wolf has served as Managing Partner of Alpilles LLC, a private investment company, since 2003. He has previously served as Chairman and Chief Executive Officer of US Airways Group, Inc. and US Airways, Inc. and oversaw the voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code of U.S. Airways Group, Inc. in 2002 and its emergence from bankruptcy protection under a plan of reorganization in 2003. Before joining US Airways, Mr. Wolf was Senior Advisor to the investment banking firm Lazard Frères & Co. LLC. Other prior roles include Chairman and Chief Executive Officer of UAL Corporation and United Airlines Inc., Chairman and Chief Executive Officer of Tiger International, Inc. and The Flying Tiger Line, Inc., President and Chief Executive Officer of Republic Airlines and President and Chief Operating Officer of Continental Airlines. Mr. Wolf holds a bachelor’s degree in sociology from San Francisco State University.

Mr. Wolf’s experience in the transportation and finance industries, as well as his particular experience in leading a major airline through and following bankruptcy restructuring, provide the Board with valuable experience in global management and corporate restructuring.

Outside Directorships	Mr. Wolf serves as a member of the Board of Directors of Philip Morris International and Chairman of the Board of R. R. Donnelley & Sons Company. Mr. Wolf also serves as Chairman of the Advisory Board of Trilantic Capital Partners, previously Lehman Brothers Merchant Banking. Mr. Wolf had served as Chairman of Lehman Brothers Private Equity Advisory Board.

Arrangements	Mr. Wolf was appointed as a director by Fiat in accordance with the terms of the LLC Operating Agreement.

Executive Officers

The names and ages, as of February 25, 2011, of our executive officers and their positions and offices are as follows:

Name (Age)	Chrysler Group LLC position (and date of initial election)	Other principal positions held during the past five years
Sergio Marchionne (58)	Chief Executive Officer, Chief Operating Officer and President (2009)	See Directors, above
Richard K. Palmer (44)	Senior Vice President and Chief Financial Officer (2009)	• Chief Financial Officer of Fiat North America LLC (2009) • Chief Financial Officer of Fiat Group Automobiles S.p.A. (2006) • Chief Financial Officer of Iveco S.p.A. (2005)
Holly E. Leese (55)	Senior Vice President, General Counsel and Secretary (2009)	• Senior Vice President, General Counsel and Secretary of Chrysler LLC (2008) • Assistant General Counsel and Assistant Secretary of Chrysler LLC (1998)
Nancy A. Rae (54)	Senior Vice President – Human Resources (2009)	• Senior Vice President – Human Resources of Chrysler LLC (2000)
Michael Manley (46)	Senior Vice President - International and Head of Jeep Brand (2009)

• Executive Vice President – International Sales and Global Product Planning Operations of Chrysler LLC (2008)

• Executive Vice President – International Sales, Marketing and Business Development of Chrysler LLC (2007)

• Vice President – Sales Strategy and Dealer Operations of Chrysler LLC (2006)

• Vice President – Dealer Operations of Chrysler LLC (2003)

Family Relationships

No family relationships exist among any of the directors or executive officers.

Item 6. Executive Compensation

Compensation Discussion and Analysis

Overview

The compensation provided to our named executive officers for 2010 is set forth in detail in the 2010 Summary Compensation Table and other tables and the accompanying footnotes and narrative material that follow this section. This section explains the approved compensation for each of our named executive officers in 2010, our compensation structure components and the process for making our 2010 compensation decisions. Our named executive officers for 2010, which consist of those individuals who appear in the 2010 Summary Compensation Table, were Sergio Marchionne, our Chief Executive Officer, Chief Operating Officer and President, Richard Palmer, our Senior Vice President and Chief Financial Officer, Holly Leese, our Senior Vice President, General Counsel and Secretary, Nancy Rae, our Senior Vice President, Human Resources and Michael Manley, our Senior Vice President—International and Head of Jeep Brand.

Prior to June 10, 2009, each of Chrysler Group’s named executive officers (other than Messrs. Marchionne and Palmer) was employed and compensated by its predecessor, Old Carco. Pursuant to the terms of the Master Transaction Agreement, employees of Old Carco became employees of Chrysler Group and Chrysler Group assumed certain employee benefit plans, programs, policies and arrangements (and related assets and liabilities) from Old Carco, subject to the condition that such assumed plans, programs, policies and arrangements comply in all respects with EESA, as amended by the American Recovery and Reinvestment Act of 2009, or the ARRA, as it may be amended, and any guidance issued by a regulatory authority thereunder and any other applicable law in effect currently or in the future. With limited exceptions related to contractual retirement benefits, at the time of the 363 Transaction in June 2009, Chrysler Group did not assume any individual agreements (including employment, severance, change in control or retention agreements) with the top 25 most highly compensated employees, including Mlles. Leese and Rae and Mr. Manley.

In addition, in connection with the 363 Transaction and our credit agreements with the U.S. Treasury and the EDC, we agreed to comply with the restrictions on executive privileges and compensation established under section 111 of EESA. Under the terms of each credit agreement, these restrictions will apply until the latest of (i) June 10, 2018, (ii) the one-year anniversary of the repayment of all obligations under the first lien credit agreement and (iii) the one-year anniversary of the date that the lender ceases to own any direct or indirect equity in Chrysler Group, if, in the case of the U.S. Treasury, such equity constitutes “outstanding obligations” under section 111 of EESA. In particular, under the credit agreements, Chrysler Group agreed:

•

to (i) take all necessary action to ensure that specified benefit plans comply in all respects with the EESA and any applicable executive compensation standards, and (ii) not adopt any new specified benefit plan (x) that does not comply with such standards or (y) that does not condition all payments on compliance with the EESA and the applicable executive compensation standards;

•	to forego any deduction for executive compensation in excess of the limits imposed by Section 162(m)(5) of the Internal Revenue Code;

•

to not pay or accrue any bonus or incentive compensation to any of the top 25 most highly compensated employees, except as may be permitted under the EESA or the applicable executive compensation standards;

•	to not adopt or maintain any compensation plan that would encourage manipulation of Chrysler Group’s reported earnings to enhance the compensation of any of its employees; and

•	to maintain all restrictions on contributions to specified benefit plans that were in place or initiated as of June 10, 2009.

The EESA, as amended by ARRA, required the Secretary of the U.S. Treasury to establish standards related to executive compensation and corporate governance for financial institutions receiving financial assistance under TARP, or the TARP Compensation Standards, which were issued in June 2009. As an exceptional financial assistance recipient under TARP by virtue of receiving financial assistance under the Automotive Industry Financing Program, Chrysler Group is subject to the TARP Compensation Standards, which impose strict, legally mandated limits on the structure and amounts of compensation it may pay to its “senior executive officers” and certain other highly compensated employees. The Office of the Special Master for TARP Executive Compensation, or the Special Master, has the authority to review and approve the amount and form of compensation awarded to our five “senior executive officers” and the next 20 most highly compensated employees for purposes of the TARP Compensation Standards, and to review and determine the form of compensation for the remainder of the Company’s 100 most highly compensated employees.

In 2009, Chrysler Group engaged directly with the Special Master to ensure that the amount and form of compensation awarded would advance Chrysler Group’s long-term interests while complying with both the spirit and substantive requirements of TARP. After extensive discussions with the Special Master regarding executive compensation, this process resulted in our named executive officers receiving a portion of their 2009 total direct compensation in the form of a limited cash salary, and deferred phantom shares and long-term incentives in the form of restricted stock units, both tied to the value of the Class A Membership Interests (on a fully diluted basis after conversion of the Class B Membership Interests). In 2010, we designed our compensation program consistent with the program approved by the Special Master for 2009 and the principles reflected in the TARP Compensation Standards. The 2010 total direct compensation determinations for our five “senior executive officers” and the next 20 most highly compensated employees, which included the named executive officers, were publicly announced by the Special Master in March 2010 and are available at www.treasury.gov.

2010 Compensation Principles

Chrysler Group is committed to designing and implementing responsible compensation practices that allow the Company to attract and retain capable and experienced professionals and motivate them to help the Company achieve long-term growth and appreciation in value. These objectives must be balanced, however, with the covenants in our U.S. Treasury first lien credit agreement and the TARP Compensation Standards that constrain the form and amount of compensation paid to our top employees. The TARP Compensation Standards provide that compensation programs for the Company’s senior employees, including the named executive officers, must not be inconsistent with the following six principles, which the Company’s Compensation and Leadership Development Committee, or the Compensation Committee, considered when designing the Company’s compensation structure and awarding compensation to our employees:

•	Risk. The compensation structure should avoid incentives that encourage employees to take unnecessary or excessive risks that could threaten the value of the Company;

•

Taxpayer Return. The compensation structure and amount payable should reflect the need for the Company to remain a competitive enterprise and to retain and recruit talented employees so that the Company will be able to repay its TARP obligations;

•

Appropriate Allocation. The compensation structure should appropriately allocate total compensation to fixed and variable pay elements resulting in an appropriate mix of salary and long- and short-term compensation elements based on the specific role of the employee and other relevant circumstances;

•	Performance-based Compensation. An appropriate portion of compensation should be performance-based over a relevant performance period;

•

Comparable Structures and Payments. The compensation structure and amounts payable should be consistent with the compensation structures and amounts payable for employees in similar positions or roles at similar entities that are similarly situated; and

•

Employee Contributions to Chrysler Group’s Value. The compensation structure and amount payable should reflect the current or prospective contributions of the individual employee to the Company’s value.

These principles are intended to be consistent with sound compensation practices appropriate for TARP recipients. The Special Master has discretion to determine the appropriate weight or relevance of a particular principle depending on the facts and circumstances surrounding the compensation structure or payment under consideration for a particular employee, such as whether a payment occurred in the past or is proposed for the future, the role of the employee within the TARP recipient, the situation of the TARP recipient within the marketplace, and the amount and type of financial assistance provided.

Approved Compensation

Although the Compensation Committee is responsible for approving the design of the Company’s executive compensation program, the Special Master has the authority to review and approve the amount and form of compensation awarded to our five “senior executive officers” and the next 20 most highly compensated employees for purposes of the TARP Compensation Standards. The Special Master also has the authority to review and determine the form of compensation for the remainder of the Company’s 100 most highly compensated employees.

The following supplemental table shows the approved 2010 total direct compensation for the Company’s named executive officers as approved by the Compensation Committee and the Special Master. This presentation is different from the basis required in the 2010 Summary Compensation Table that follows this Compensation Discussion and Analysis. Some of the differences are that the following table (1) reports only direct compensation, consisting of base salary, annualized stock salary in the form of deferred phantom shares and long-term incentives in the form of restricted stock units, and does not report indirect compensation such as retirement benefits, welfare benefits and perquisites and (2) presents the grant date fair value for long-term incentives in the form of restricted stock units approved for service in 2010 as if the grant occurred in 2010, even though it actually occurred in January 2011, while the 2010 Summary Compensation Table presents the grant date fair value for long-term incentives in the form of restricted stock units approved for service in 2009 and granted in March 2010 (which incentives are not reflected in the table below).

Approved 2010 Total Direct Compensation

Name	Cash Salary ($)	Annualized Stock Salary in the Form of Deferred Phantom Shares ($)	Long-Term Incentives in the Form of Restricted Stock Units(1) ($)	Total ($)
Sergio Marchionne Chief Executive Officer, Chief Operating Officer and President(2)	—	—	—	—

Richard K. Palmer Senior Vice President and Chief Financial Officer	500,000	180,000	340,000	1,020,000

Holly E. Leese Senior Vice President, General Counsel and Secretary	485,000	145,500	315,250	945,750

Nancy A. Rae Senior Vice President, Human Resources	455,000	150,150	302,575	907,725

Michael Manley Senior Vice President—International and Head of Jeep Brand	410,000	135,300	272,650	817,950

(1)	The amounts reported in this column reflect the value of the long-term incentives in the form of restricted stock units approved by the Special Master for service provided in 2010. This grant was made in January 2011. In accordance with SEC regulations, the 2010 Summary Compensation Table and the 2010 Grants of Plan-Based Awards table do not reflect these grants because they were not granted in 2010. Instead, the Summary Compensation Table and the Grants of Plan-Based Awards table prepared for 2011 will include the grant date fair value of these awards (if the named executive officers also are named executive officers at the time such disclosure is prepared).

(2)	As described further below, Mr. Marchionne elected to receive no direct compensation from Chrysler Group for his services on behalf of Chrysler Group in 2010 and, accordingly, the Special Master was not asked to approve any compensation for his services in 2010.

Compensation Components

Consistent with the six compensation principles guiding our compensation program, our 2010 compensation arrangements for our named executive officers (other than Mr. Marchionne), as approved by the Compensation Committee and the Special Master, included the following components:

•	cash base salary;

•	stock salary in the form of deferred phantom shares;

•	long-term incentives in the form of restricted stock units;

•	retirement benefits; and

•	other benefits and perquisites.

The TARP Compensation Standards prohibit the payment of any cash incentive or bonus to our five “senior executive officers” and any of the next 20 most highly compensated employees until Chrysler Group has no remaining obligations under TARP. Accordingly, our named executive officers did not participate in any annual cash incentive compensation plan in 2010 and did not receive any cash compensation other than the base salaries described below.

Approximately half of each named executive officer’s total 2010 direct compensation is comprised of cash base salary, and half is comprised of restricted stock unit and deferred phantom share awards (assuming any applicable performance goals are achieved). We believe that this mix of cash/non-cash and short-term/long-term incentives provides an appropriate balance between our longer-term business objectives and shorter-term retention and competitive needs.

Mr. Marchionne is the Chief Executive Officer of Fiat and Chairman or Chief Executive Officer of several significant business units within Fiat and Fiat Industrial, including Fiat Group Automobiles, Case New Holland and Iveco trucks, and elected to receive no direct compensation from Chrysler Group for his services on behalf of Chrysler Group in 2010. His compensation from Fiat is publicly disclosed in Fiat’s annual report.

Cash Base Salary

We provide our named executive officers (other than Mr. Marchionne) and other employees with a cash base salary to compensate them for services rendered on a day-to-day basis during the year. Base salaries provide stable compensation to our top employees, allow us to recruit and retain highly talented and dedicated employees and, through periodic merit increases, provide a basis upon which our top employees may be rewarded for individual performance.

Our Compensation Committee reviews base salary levels of our named executive officers annually to determine whether an adjustment is warranted or necessary. The Compensation Committee takes into account numerous factors in making its determination, none of which are dispositive or individually weighted, including our financial performance, the state of our industry and local economies in which we operate, the named executive officer’s relative importance and responsibilities, the named executive officer’s location, the named executive officer’s track record in meeting his or her performance objectives and comparable salaries paid to other executives with similar experience in our compensation peer group, as described below.

In 2009, the Special Master required that cash salaries generally target the 50th percentile of comparable salaries because such levels of cash salaries balance the need to attract and retain talent with the need for compensation structures that reflect the circumstances of an exceptional financial assistance recipient. The Special Master’s determination was aided by analysis from a number of internal and external sources, including competitive market data provided by Chrysler Group in connection with its submissions to the Special Master (which was based on the compensation peer group described below), information on comparable compensation structures extracted from the U.S. Mercer Benchmark Database-Executive and information on comparable compensation structures extracted from Equilar’s ExecutiveInsight database (which includes information drawn from publicly filed proxy statements) and Equilar’s Top 25 Survey Summary Report (which includes information from a survey on the pay of highly compensated employees). The Special Master also determined that cash base salary should not exceed $500,000, except in exceptional circumstances where good cause can be shown. The base salaries paid to our named executive officers during 2010, which were the same as the cash base salaries approved by the Special Master in 2009, are reported in the 2010 Summary Compensation Table, below.

Stock Salary in the Form of Deferred Phantom Shares

In addition to cash base salary, we pay our named executive officers (other than Mr. Marchionne) a portion of their total annual compensation in stock salary. So-called stock salary is a form of compensation permitted under the TARP Compensation Standards that is intended to be delivered throughout the course of the year on each monthly payroll date much like cash base salaries. However, instead of being paid immediately as cash, stock salary is awarded as units the value of which is determined based on the value of our Class A Membership Interests, as described below.

Chrysler Group’s stock salary is in the form of deferred phantom shares which, as required by the TARP Compensation Standards, are fully vested upon grant. Each deferred phantom share represents a unit, or a Chrysler Group Unit, equal to 1/600th of the value of a Class A Membership Interest on a fully diluted basis after conversion of the Class B Membership Interests, assuming that Fiat’s ownership interest does not increase as a result of the occurrence of the Class B Events described in Item 11. Description of the Registrant’s Securities to be Registered—Ownership. The value of a Chrysler Group Unit is based on the fair value of our Membership Interests. Since there is currently no observable publicly traded price for our Membership Interests, the calculation of the fair value of our Membership Interests is determined using an income approach. We believe that the use of equity compensation as a component of total compensation provides our top employees, including our named executive officers, with a strong link to our long-term performance, creates an ownership culture and helps to align the interests of our top employees and our members. Because the Company was organized as a limited liability corporation after the 363 Transaction, Chrysler Group Units were issued to our top employees to replicate the alignment incentives presented by equity ownership.

Stock salary is determined as a dollar amount with the number of Chrysler Group Units determined based on the fair value of the Class A Membership Interests, as described above, on the date of the award. The value of the deferred phantom shares generally results in our named executive officers placing at or below the 50th percentile of total direct compensation for persons in similar roles at similar entities based on the compensation peer group described below. The Special Master determined that paying stock salary in the form of deferred phantom shares was not inconsistent with the public interest if structured in the long-term interest of members by aligning the compensation with long-term value creation rather than short-term profits. As a result, although fully vested upon grant, deferred phantom shares, except for the deferred phantom shares granted to Mr. Marchionne (as described below), are paid in three equal installments at the end of the quarter in which the second, third and fourth anniversaries, respectively, of the monthly grant occur. Each installment may be paid one year earlier than scheduled if the Company’s TARP obligations have been repaid. Payments under the Deferred Phantom Share Plan are made in cash and are based on the fair value of Chrysler Group’s Class A Membership Interests as of the most recently completed valuation at the time of payment, and are made regardless of employment status at the time of payment.

In order to align Mr. Marchionne’s interests with the Company’s members, on December 24, 2009, the Compensation Committee approved a deferred phantom share grant for Mr. Marchionne with a $600,000 grant value for his service as a director from June 2009 through June 2012, which has been approved by the Special Master. Because the grant was made subject to (i) the amendment of the Deferred Phantom Share Plan to allow for such grant under the plan, which amendment was approved by the Compensation Committee on January 14, 2010, and (ii) the amendment of the Company’s LLC Operating Agreement to allow compensation to be paid to employee directors, which amendment was approved by the Board on January 29, 2010, the grant did not occur until January 2010.

For more information regarding the deferred phantom shares granted in 2010, see —Compensation of the Named Executive Officers—2010 Grants of Plan-Based Awards, —Compensation of the Named Executive Officers—Options Exercised and Stock Vested in 2010 and —Compensation of the Named Executive Officers—Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, below.

Long-Term Incentives in the Form of Restricted Stock Units

Although no bonus, retention award or incentive compensation may be paid or accrued in respect of the five “senior executive officers” and the next 20 most highly compensated employees under the TARP Compensation Standards, long-term incentives may be paid in the form of long-term restricted stock units with a value of up to one-third of a named executive officer’s total 2010 annual direct compensation. Each restricted stock unit represents one Chrysler Group Unit. The Special Master determined the maximum amount of these awards, and the Compensation Committee reserves discretion to award lesser amounts based on the individual’s or the Company’s performance. We believe that long-term incentives are a critical component of our executive compensation program and our restricted stock units are the primary vehicle for offering long-term incentives to our top employees. While we do not believe that formal stock ownership guidelines for the named executive officers are appropriate at this time, we believe that equity grants provide our top employees, including our named executive officers, with a strong link to our long-term performance, create an ownership culture and help to align the interests of our top employees and our members.

In November 2009, the Compensation Committee considered whether to grant any of this allowable incentive compensation to top employees for their services during the six-month period following the Company’s emergence from bankruptcy in June 2009 and, as a result of such consideration, Chrysler Group granted restricted stock units to the named executive officers (other than Mr. Marchionne) for such service. After a subsequent comprehensive review of employee performance during such six-month period, it was determined that the November 2009 grant did not adequately reflect the employees’ current or prospective contributions to the value of the Company and that an additional grant of restricted stock units would be appropriate and not inconsistent with the TARP Compensation Standards. In March 2010, after receiving approval from the Special Master, Chrysler Group made an additional grant of restricted stock units to the named executive officers (other than Mr. Marchionne) in respect of their services in 2009 based on employee performance.

The restricted stock units granted in November 2009 and March 2010 vest in two tranches: 25 percent of the Chrysler Group Units related to the award, or the Service RSUs, will vest if the holder is continuously employed by us through the third anniversary of the grant date and the Modified EBITDA target threshold for 2010 of $2.5 billion is achieved, and 75 percent of the Chrysler Group Units related to the award, or the IPO RSUs, will vest if the holder is continuously employed by us through the later of: (i) the third anniversary of the grant date; and (ii) the date on which an initial public offering by Chrysler Group, or the Chrysler Group IPO (as defined in the LLC Operating Agreement) occurs. The Modified EBITDA target threshold for 2010, which was achieved, was developed and reviewed in consultation with the Special Master and was based on the Company’s 2010 business plan, which we believed to be an appropriate metric to align employee compensation with the Company’s corporate performance. All unvested restricted stock units will become fully vested upon the holder’s death or permanent disability. Unvested restricted stock units as of the date of termination of employment for any reason (other than retirement, as described below) are forfeited.

In May 2010, after re-considering the vesting provisions of the restricted stock units, the Compensation Committee amended the retirement provisions of the restricted stock units, with the Special Master’s approval, to provide that if the holder of restricted stock units granted in November 2009 and March 2010 retires on or after the second anniversary of grant, then such holder will continue to be considered employed for vesting purposes for both Service RSUs and IPO RSUs; however, no portion of the IPO RSUs will become vested following a holder’s retirement if the Chrysler Group IPO does not occur on or before June 10, 2017. For purposes of all restricted stock units, the holder will be treated as having retired upon a termination of employment after reaching age 55 and completing 10 years of service with Chrysler Group or a predecessor company (or after satisfying other applicable retirement criteria).

Payment of the Service RSUs granted in November 2009 will be on the later of: (i) the calendar year after the year in which vesting occurs; and (ii) when at least 25 percent of the Company’s TARP obligation is repaid. Payment of the Service RSUs granted in March 2010 will be on the later of: (i) the calendar year in which vesting occurs; and (ii) when at least 25 percent of the Company’s TARP obligation is repaid. Payment of the IPO RSUs granted in either November 2009 or March 2010 will be on the later of: (i) March 15 of the year following the year in which the IPO RSUs vest; and (ii) when 100 percent of the Company’s TARP obligation is repaid. Payment for vested restricted stock units is made in cash prior to a Chrysler Group IPO, and on and after a Chrysler Group IPO, in cash or shares of Chrysler Group’s publicly traded stock in the Company’s sole discretion. Payment for vested restricted stock units will be made regardless of employment status at the time of the scheduled payment. For more information regarding the restricted stock units granted in 2010, see —Compensation of the Named Executive Officers—2010 Grants of Plan-Based Awards and —Compensation of the Named Executive Officers—Outstanding Equity Awards at December 31, 2010, below.

The named executive officers (other than Mr. Marchionne) also received a portion of their 2010 total direct compensation in the form of restricted stock units, the grant of which was based on the achievement of a Modified EBITDA target threshold for 2010 and 13-month average month end cash balance developed and reviewed in consultation with the Special Master. The Modified EBITDA target for 2010 for this purpose was $2.8 billion (which reflects the Compensation Committee’s decision to set this target $0.3 billion higher than the Modified EBITDA target threshold used for purposes of the vesting of the Service RSUs granted in November 2009 and March 2010) and the 13-month average month end cash balance was $5.7 billion. Both performance goals were based on the Company’s 2010 business plan, which we believed to be appropriate metrics to align employee compensation with the Company’s corporate performance. The Company achieved the performance goals, which entitled the named executive officers to receive the maximum long-term incentive award value approved by the Special Master. Accordingly, the Company made the following restricted stock unit grants to the named executive officers (other than Mr. Marchionne) in January 2011, which represent one-third of a named executive officer’s total 2010 annual direct compensation. This is the same portion of annualized direct compensation that restricted stock units granted in respect of their services in 2009 represented.

Restricted Stock Units Granted in January 2011

Name	Approved Restricted Stock Unit Value(1) ($)	Number of Restricted Stock Units(2) (#)

Sergio Marchionne	—	—

Richard K. Palmer	340,000	42,768

Holly E. Leese	315,250	39,655

Nancy A. Rae	302,575	38,060

Michael Manley	272,650	34,296

(1)	The amounts reported in this column reflect the value of the long-term incentives in the form of restricted stock units approved by the Compensation Committee and the Special Master for service provided in 2010.

(2)	The number of restricted stock units was determined by dividing the value of restricted stock units approved by the Compensation Committee and the Special Master in March 2010 by the Chrysler Group Unit fair value, which was $7.95 per Chrysler Group Unit based on the December 31, 2010 valuation of the Class A Membership Interests.

Vesting of the 2011 restricted stock units is not split into two vesting tranches, one based on service and one based on the occurrence of an IPO, like the restricted stock units granted in 2009 and 2010. Instead, the 2011 restricted stock units will vest if the holder is continuously employed by us through the third anniversary of the grant date. If the holder retires on or after the second anniversary of the grant date, the individual will continue to be considered employed for vesting purposes. All unvested restricted stock units will become fully vested upon the holder’s death or permanent disability. Unvested restricted stock units as of the date of termination are forfeited. Payment of the 2011 restricted stock unit awards will be no later than March 15, 2015 unless payment must be delayed to comply with the TARP Compensation Standards. For more information regarding the value of the restricted stock units approved for 2011, see —Compensation Discussion and Analysis—Approved Compensation, above.

Retirement Benefits

The named executive officers (other than Mr. Marchionne) participate in the Chrysler Group retirement plans (both defined benefit and defined contribution plans) that provide employees with tax-advantaged savings opportunities and income after retirement from the Company on the same terms and conditions as those made available to other eligible U.S. employees, subject to satisfying any eligibility requirements and applicable law. Under the TARP Compensation Standards and the Special Master’s determinations, our named executive officers are allowed to continue to participate in both tax-qualified defined benefit and defined contribution retirement plans.

Under the Chrysler Group Salaried Employees’ Savings Plan, or the Savings Plan, the Company’s tax-qualified defined contribution 401(k) elective savings plan, employees are able to elect to defer a portion of their eligible compensation (up to the limits set by the Internal Revenue Service). For 2010, the Company did not make a matching contribution to the Savings Plan based on the amount of the employees’ deferrals. We do not currently provide employees, including our named executive officers, with the opportunity to defer any compensation in excess of the amounts that are legally permitted to be deferred under the Savings Plan.

Subject to the satisfaction of age and service requirements, Mlles. Leese and Rae and Mr. Manley are eligible for pension benefits under the Chrysler Group LLC Executive Salaried Employees’ Retirement Plan, or the Executive Salaried Employees’ Retirement Plan, a contributory tax-qualified defined benefit pension plan, and the Chrysler Group LLC Supplemental Executive Retirement Plan, or the Supplemental Executive Retirement

Plan, a contributory nonqualified defined benefit pension plan, on the same terms and conditions as offered to other U.S. non-bargaining unit employees hired prior to January 1, 2004. The Executive Salaried Employees’ Retirement Plan and Supplemental Executive Retirement Plan provide a retirement benefit based on years of service and final average salary. However, as a result of the determinations of the Special Master, no additional amounts may accrue under the Supplemental Executive Retirement Plan for the named executive officers after October 22, 2009. For more information regarding the defined benefit pension benefits provided to our named executive officers, see —Compensation of the Named Executive Officers—2010 Pension Benefits, below.

Messrs. Marchionne and Palmer are not eligible to participate in the Executive Salaried Employees’ Retirement Plan or the Supplemental Executive Retirement Plan. On October 1, 2010, Mr. Palmer became eligible to participate in the Chrysler Group LLC Employee Managed Retirement Plan, or the Employee Managed Retirement Plan, a non-elective tax-qualified defined contribution plan for employees hired after December 31, 2003 who are not eligible to participate in the Executive Salaried Employees’ Retirement Plan and Supplemental Executive Retirement Plan. The Company makes an annual contribution to the Employee Managed Retirement Plan equal to a fixed percentage of the employee’s compensation and the Social Security wage base. For more information regarding the contribution on behalf of Mr. Palmer to the Employee Managed Retirement Plan, see —Compensation of the Named Executive Officers—2010 Summary Compensation Table, below. Mr. Marchionne does not participate in any Chrysler Group retirement plans.

Other Benefits and Perquisites

The named executive officers are eligible to participate in the Company-sponsored U.S. health and welfare benefit programs for active employees on the same terms and conditions as those made available to U.S. salaried employees or expatriates generally, subject to satisfying any eligibility requirements and applicable law. Basic health benefits, life insurance, disability benefits and similar programs are provided to ensure that employees have access to healthcare and income protection for themselves and their family members.

We do not have a formal perquisite policy, but provide perquisites for our employees in locales where there is a recognized market practice among our competitors to provide such perquisites. Under the TARP Compensation Standards and the Special Master’s determinations, perquisites and other compensation (excluding cash base salary, stock salary in the form of deferred phantom shares, long-term incentives in the form of restricted stock units and tax-qualified retirement benefits) provided to a named executive officer may not exceed $25,000 annually, except in exceptional circumstances for good cause shown (e.g., payments related to expatriate assignments). For 2010, the Special Master approved additional compensation of up to $275,000 per person annually under the Company’s expatriate assignment program. For more information regarding the perquisites provided to our named executive officers, see —Compensation of the Named Executive Officers—2010 Summary Compensation Table, below.

Process for Compensation Decisions

Role of the Compensation and Leadership Development Committee. The Senior Vice President, Human Resources works with Chrysler Group’s executive compensation team to develop compensation structures and amounts for the named executive officers. These structures and amounts are further refined after being reviewed with the Chief Executive Officer and are then presented to the Compensation Committee for its consideration. The Compensation Committee is composed of independent directors with extensive senior executive leadership experience. The Compensation Committee also oversees the Company’s leadership development and succession planning programs. Compensation Committee meetings are typically held every other month and generally are attended by internal legal and human resources employees and other top employees as necessary depending upon agenda items, although an executive is not present when the Compensation Committee is discussing such executive’s compensation.

As discussed above, the Compensation Committee must balance the need to provide competitive compensation and benefits with TARP Compensation Standards. Moreover, the Special Master must approve the compensation structure applicable to our top employees. Working with the Special Master, the Compensation Committee reviewed and approved corporate goals and objectives related to compensation and set individual compensation amounts for our named executive officers.

The Compensation Committee met and determined the Company’s 2010 compensation structure in January 2010, including the maximum value of restricted stock units granted in January 2011. The Company’s 2010 compensation structure was based, in large part, on the compensation structure established for the portion of 2009 that Chrysler Group was in existence. The Compensation Committee also met with the Company’s senior risk officer, Mr. Palmer, to ensure that compensation arrangements did not create incentives that encourage employees to take unnecessary or excessive risks that could threaten the value of the Company. Shortly after the Compensation Committee made its determination, it submitted the proposed compensation structure to the Special Master for approval. The Company received the Special Master’s approval for its proposal (with only minor changes from the Compensation Committee’s original submission) in March 2010.

The Compensation Committee is charged with determining the compensation of the Company’s Chief Executive Officer. As described above, Mr. Marchionne, however, elected to receive no compensation from the Company for his services as Chief Executive Officer, Chief Operating Officer and President in 2010, and as such, no determinations for the Chief Executive Officer, Chief Operating Officer and President were necessary.

Compensation Consultants. The Company engaged Meridian Compensation Partners LLC, or Meridian, as consultants for certain limited aspects of executive compensation analysis and planning. In particular, Meridian worked with the Company to determine the appropriate peer group of companies for benchmark studies of competitive executive compensation and provided data analyses, market assessments, and preparation of related reports. Executive compensation consultants from Meridian also assisted with the development of stock salary and long-term restricted stock unit plans that complied with the TARP Compensation Standards. In addition, in previous years, Meridian reviewed competitive market data for compensation analyses used by the Company to assist the Company with establishing compensation for salaried employees at all levels of the Company. In its capacity as advisor to the Company, Meridian did not attend Compensation Committee meetings.

Prior to November 2010, the Compensation Committee did not engage its own independent compensation consultant. In November 2010, the Compensation Committee independently engaged Meridian as consultants to assist the Compensation Committee as necessary pursuant to the Compensation Committee’s direction with respect to matters related to executive compensation planning and analysis. As it was only engaged in late 2010 in its capacity as advisor to the Compensation Committee, Meridian provided only limited advice related to compensation matters being considered by the Compensation Committee for 2011.

During 2010, the Company paid Meridian $25,438 in consulting fees directly related to executive compensation services performed for the Compensation Committee and $106,963 in consulting fees directly related to executive compensation services performed for the Company. The Company did not pay Meridian any consulting fees in 2010 for services unrelated to executive compensation.

Consideration of Competitive Compensation Levels. The Compensation Committee believes that use of a compensation peer group is the most effective method for providing a competitive market context as the Compensation Committee evaluates and sets the compensation needed to attract, motivate and retain the executive talent needed to manage the Company’s businesses and operations successfully. In 2010, the Compensation Committee considered compensation information compiled by Meridian, the independent compensation consultant retained by the Company, based on a wide range of large companies. A compensation peer group of 31 companies was selected based on their annual revenues (annual revenues ranged from $9.4 billion to $425.1 billion), complexity of business operations, and global span of business enterprises. Meridian assisted Chrysler Group in selecting the compensation peer group by gathering relevant financial and business data for companies being considered for inclusion in the peer group and then by providing the Compensation

Committee with recommendations for peer group members. For 2010, the compensation peer group consisted of the following companies, which remained the same as in 2009:

3M Company	E.I. du Pont de Nemours and Company	International Business Machines Corporation

Altria Group, Inc.	Eastman Kodak Company	Johnson & Johnson

AT&T Corp.	Eaton Corporation	Johnson Controls, Inc.

The Boeing Company	Exxon Mobil Corporation	Lockheed Martin Corporation

Cardinal Health, Inc.	Ford Motor Company	Northrop Grumman Corporation

Caterpillar Inc.	General Dynamics Corporation	The Procter & Gamble Company

Deere & Company	General Electric Company	TRW Automotive Holdings Corp.

Dell Inc.	General Motors Company	United Parcel Service, Inc.

DPH Holdings Corp. (formerly Delphi Corp.)	The Goodyear Tire & Rubber Company	United Technologies Corporation

The Dow Chemical Company	Honeywell International Inc.	Verizon Communications Inc.

Xerox Corporation

Consideration of Risk Management. As required by the TARP Compensation Standards, the Compensation Committee reviewed the compensation arrangements of the named executive officers with the Company’s senior risk officer, Mr. Palmer, to ensure that the compensation arrangements did not encourage named executive officers to take unnecessary or excessive risks that could threaten the value of the Company and concluded that they did not.

Deductibility of Executive Compensation and Other Tax Considerations. As a recipient of funds under TARP, the Company is subject to Section 162(m)(5) of the Internal Revenue Code, which imposes a cap of $500,000 on the income tax deductibility of any compensation paid to named executive officers, including any “performance-based” compensation. We take this limitation into account in structuring compensation paid to our named executive officers. In addition, we also take into account certain other tax considerations, including Section 409A of the Internal Revenue Code, which governs the form and time of payment of nonqualified deferred compensation, and could result in significant additional taxes and penalties on a recipient of nonqualified deferred compensation that does not comply with Section 409A.

Accounting Considerations. In making decisions about executive compensation, we also consider how various elements of compensation will affect our financial reporting. For example, we consider the impact of the accounting guidance related to stock compensation, which requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

Other Polices and Considerations

Recovery of Incentive Awards. The TARP Compensation Standards require that all incentive compensation payable to the named executive officers be subject to “clawback” if it is later determined to have been based on materially inaccurate financial statements or any other materially inaccurate performance metrics or if the named executive officer is terminated due to misconduct that occurred during the period in which the incentive award was earned.

Expense Policy. In June 2009, in order to assist the Company’s efforts in ensuring that all expenses incurred by its employees in the course of their duties are reasonable and appropriate, the Company adopted an expense policy, which is available on our website, www.chryslergroupllc.com. The policy governs certain corporate expenditures, including entertainment and events, office and facility renovations, aviation and other transportation services and other similar items, activities and events. The policy establishes internal reporting and oversight mechanisms including expense account reviews in order to ensure that the policy is followed.

Severance Policy. The Company maintains a Termination Allowance Plan that provides severance benefits to a broad group of our employees. The TARP Compensation Standards, however, provide that none of the named executive officers nor the next five most highly compensated employees may receive severance or other “golden parachute payments” on account of their termination. If any of our named executive officers (other than Mr. Marchionne) becomes no longer subject to the restrictions under the TARP Compensation Standards, he or she may be eligible for severance benefits under the Company’s Termination Allowance Plan. See —Compensation of the Named Executive Officers—Potential Payments upon Termination or Change in Control, below, for additional discussion of the Termination Allowance Plan.

Stock Ownership Guidelines and No-Hedging Policy. We do not have formal stock ownership guidelines in place for our named executive officers at this time since we do not believe they are appropriate while we are a private company. We do, however, believe that a culture of ownership within our executive group is paramount to our long-term success, and as such provide a portion of our named executive officers’ total compensation in the form of equity-based awards the value of which is determined based on the value of Class A Membership Interests of the Company. As the Company’s membership interests are not currently publicly traded, there is not an active market for Company derivative securities, and as such a no-hedging policy is not necessary. Once the Company’s equity interests are traded on an exchange, though, the Compensation Committee will reconsider the necessity for stock ownership guidelines and a no-hedging policy.

Conclusion

Chrysler Group’s success depends on the appropriate alignment of interests between Chrysler Group’s members and employees. As such, management and the Compensation Committee continue to work to design and implement compensation programs that will recognize the contributions of the Company’s employees and will attract new employees to the Company, within the guidelines of TARP Compensation Standards and consistent with the determinations of the Special Master.

Compensation of the Named Executive Officers

The following tables contain compensation information for the Company’s Chief Executive Officer, Chief Financial Officer and the Company’s three most highly paid executive officers, other than our Chief Executive Officer and Chief Financial Officer, who were serving as our executive officers on December 31, 2010. These officers are referred to as the “named executive officers.” All dollar amounts are in U.S. dollars. See —Compensation Discussion and Analysis for additional details regarding our compensation practices.

2010 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Stock Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2)	All Other Compens- ation(3)	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Sergio Marchionne(4)	2010	—	—	600,000	—	—	—	—	600,000
Chief Executive Officer, Chief Operating Officer and President

Richard K. Palmer	2010	500,000	—	253,500	—	—	—	289,394	1,042,894
Senior Vice President and Chief Financial Officer

Holly E. Leese	2010	485,000	—	192,770	—	—	365,450	7,925	1,051,145
Senior Vice President, General Counsel and Secretary

Nancy A. Rae	2010	455,000	—	191,863	—	—	345,405	15,170	1,007,438
Senior Vice President, Human Resources

Michael Manley	2010	410,000	—	161,072	—	—	35,450	18,131	624,653
Senior Vice President—International and Head of Jeep Brand

(1)	The amounts reported in this column represent the grant date fair value of the deferred phantom shares and restricted stock units, which represent the right to receive Chrysler Group Units, granted to each of the named executive officers in 2010, calculated in accordance with the accounting guidance related to stock compensation. That value is calculated by multiplying the fair value per Chrysler Group Unit (as described in —Compensation Discussion and Analysis—Stock Salary in the Form of Deferred Phantom Shares, above) as of the grant date of the award (determined in accordance with the accounting guidance related to stock compensation) by the number of Chrysler Group Units related to the deferred phantom shares or restricted stock units awarded. Regardless of the value on the grant/vesting date, the actual value will depend on the fair value of our Class A Membership Interests on a date in the future when an award vests or is paid. For a discussion of the deferred phantom shares and the restricted stock units granted to each of the named executive officers as compensation for services in 2010, see —Compensation Discussion and Analysis—Stock Salary in the Form of Deferred Phantom Shares, —Compensation Discussion and Analysis—Long-Term Incentives in the Form of Restricted Stock Units and —Compensation of the Named Executive Officers—2010 Grants of Plan-Based Awards.

In accordance with SEC regulations, this column does not reflect awards granted for services in 2010 that were granted in January 2011 after fiscal year-end; the grant date value of these awards will be reflected in the Summary Compensation Table and Grants of Plan-Based Awards table for 2011 (if the named executive officers also are named executive officers at the time that disclosure is prepared). For a discussion of the restricted stock units granted as compensation for services in 2010, see —Compensation Discussion and Analysis—Approved Compensation and —Compensation Discussion and Analysis—Long-Term Incentives in the Form of Restricted Stock Units.

(2)	The amounts reported in this column represent the increase in the present value of the accrued defined benefit pension benefits for each named executive officer, including those accrued under the Executive Salaried Employees’ Retirement Plan and Supplemental Executive Retirement Plan. No amount is included with respect to nonqualified deferred compensation earnings, because there were no above-market earnings on nonqualified deferred compensation.

The amounts reported for 2010 are determined by subtracting (i) the present value of each named executive officer’s accrued benefits as of December 31, 2009 from (ii) the present value of such named executive officer’s accrued benefits as of December 31, 2010, which are reported in the Pension Benefits table below, and are computed in the manner explained in the narrative disclosure to the Pension Benefits table. This increase in present value is not a current cash payment, since pension benefits are paid only after retirement, but represents the change in the value of the named executive officers’ pension benefits over the previous year-end because: (i) an additional year of contributory service was included in the computation of pension benefits under the Executive Salaried Employees’ Retirement Plan and the Supplemental Executive Retirement Plan; (ii) the “final average earnings” used in the computation of the pension benefits increased over the “final average earnings” used in the computation of the pension benefits as of the previous fiscal year-end; and (iii) the normal retirement age, the assumed commencement age of benefits, was one year closer. The present value of the accrued defined benefit pension benefits can also increase or decrease in value due to changes in actuarial assumptions. Between December 31, 2009 and December 31, 2010, the mortality table changed to reflect improvements in life expectancy, which had the effect of increasing the present value. The discount rate used to determine benefit obligations also changed during this same period from 5.5 percent to 5.4 percent, which had the effect of increasing the present value. No other actuarial assumptions changed between December 31, 2009 and December 31, 2010.

Messrs. Marchionne and Palmer are not eligible to participate in the defined benefit pension plans. On October 1, 2010, Mr. Palmer became eligible to participate in the Chrysler Group LLC Employee Managed Retirement Plan, or the Employee Managed Retirement Plan or the EMRP, our non-elective tax-qualified defined contribution plan for employees hired after December 31, 2003 who are not eligible to participate in the defined benefit pension plans. The amount contributed in 2010 by Chrysler Group to the Employee Managed Retirement Plan is reported in the “All Other Compensation” column of the 2010 Summary Compensation Table.

(3)	The amounts reported in this column include the incremental cost of providing the perquisites and other benefits received by our named executive officers, as well as contributions on behalf of Mr. Palmer to the Employee Managed Retirement Plan, in each case without taking into account the value of any income tax deduction for which Chrysler Group is eligible. Incremental costs to Chrysler Group for these items were determined as the actual amounts credited to or paid to or on behalf of the named executive officers. The following table provides additional detail regarding the amounts reported in the “All Other Compensation” column of the 2010 Summary Compensation Table for the year ended December 31, 2010:

Name	Company Vehicle Programs(a) ($)	Financial Counseling(b) ($)	Tax Preparation Services(b) ($)	Medical Evaluations(c) ($)	Housing Expenses/ Expatriate Allowances(d) ($)	EMRP Contributions(e) ($)	Total All Other Compensation ($)
Sergio Marchionne	—	—	—	—	—	—	—
Richard. K. Palmer	6,800	—	—	801	274,997	6,796	289,394
Holly E. Leese	6,800	—	1,125	—	—	—	7,925
Nancy A. Rae	6,800	7,500	—	870	—	—	15,170
Michael Manley	6,800	7,500	2,950	881	—	—	18,131

(a)	The amounts reported in this column represent the incremental cost to the Company for one product evaluation vehicle and one company furnished vehicle. We calculate the incremental cost of providing the Company vehicles by comparing the cost of production against the value received upon the disposal of the vehicle plus the cost of maintenance and repair, insurance, licensing and registration fees. The cost of the product evaluation vehicle also includes fuel. Participants in the product evaluation vehicle program are required to evaluate the vehicle, thus providing feedback about our products. The named executive officers are taxed on the imputed income attributed to personal use of Company vehicles and do not receive tax assistance from the Company.

(b)	The amounts reported in these columns represent the incremental costs to the Company associated with either (i) financial counseling and estate planning services or (ii) tax preparation services. The named executive officers are permitted to elect either financial counseling and estate planning services or tax preparation services provided by one of several vendors approved by Chrysler Group. Messrs. Marchionne and Palmer are not eligible for these benefits. The named executive officers are taxed on the imputed income attributed to such services and do not receive tax assistance from the Company.

(c)	The amounts reported in this column represent the incremental costs to the Company for medical services incurred by Chrysler Group in providing executive health evaluations with one of several providers approved by Chrysler Group.

(d)	Mr. Marchionne’s principal place of business is not the Company’s Auburn Hills, Michigan headquarters. Mr. Marchionne purchased a condominium near our corporate headquarters in Auburn Hills, Michigan to use when he is there on business. The Company reimburses Mr. Marchionne for a variety of the expenses he incurs related to the condominium, including cleaning, utility services, insurance, security and association fees. We believe that there is no incremental cost to the Company as a result of such reimbursement because the costs incurred by us are comparable to or less than the costs we would have incurred for Mr. Marchionne to stay in local area hotels during his visits to our headquarters. In connection with his relocating to our corporate headquarters, Mr. Palmer receives standard expatriate benefits under the terms of our international expatriate assignment policy, including housing, home leave, tax protection and educational assistance, which are reported in this column.

(e)	Chrysler Group makes a contribution to Mr. Palmer’s account under the Employee Managed Retirement Plan equal to the sum of 4 percent of his monthly salary and, once his salary exceeds 75 percent of the Social Security wage base ($106,800 in 2010), 4 percent of the excess of his monthly salary over 75 percent of the Social Security wage base. Only salary up to the Internal Revenue Service’s covered compensation limit ($245,000 in 2010 and 2011) is taken into account for this purpose.

(4)	Mr. Marchionne is the Chief Executive Officer of Fiat and Chairman or Chief Executive Officer of several significant business units within Fiat and Fiat Industrial, including Fiat Group Automobiles, Case New Holland and Iveco trucks and did not receive direct compensation from Chrysler Group for his services on behalf of Chrysler Group in 2010. For a discussion of the deferred phantom share amounts reported in the “Stock Awards” column, see —Compensation of the Named Executive Officers—2010 Grants of Plan-Based Awards, —Compensation of the Named Executive Officers—Options Exercised and Stock Vested in 2010 and —Compensation of the Named Executive Officers—Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, below. Mr. Marchionne’s compensation from Fiat is publicly disclosed in Fiat’s annual report.

2010 Grants of Plan-Based Awards

The following table sets forth information about the non-equity incentive awards and equity-based awards granted by Chrysler Group to each of our named executive officers in 2010. In accordance with SEC regulations, this column does not reflect awards granted for services in 2010 that were granted in January 2011 after fiscal year-end. The grant date value of these awards will be reflected in the Grants of Plan-Based Awards table for 2011 (if the named executive officers also are named executive officers at the time that disclosure is prepared). For a discussion of the restricted stock units granted as compensation for services in 2010, see —Compensation Discussion and Analysis—Approved Compensation and —Compensation Discussion and Analysis—Long-Term Incentives in the Form of Restricted Stock Units.

Name	Award Type(1)	Grant Date	Approval Date(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities	Exercise or Base Price of Option Awards ($/ Share)	Grant Date Fair Value of Stock and Option Awards(3)
				Threshold	Target	Maximum	Threshold	Target	Maximum
				($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($)	($)
Sergio Marchionne	DPS	1/31/2010	12/24/2009	—	—	—	—	—	—	361,446.0	—	—	600,000

Richard K. Palmer	DPS	1/31/2010	1/14/2010	—	—	—	—	—	—	5,121.0	—	—	8,500
	DPS	2/28/2010	1/14/2010	—	—	—	—	—	—	5,121.0	—	—	8,500
	RSU	3/12/2010	1/14/2010	—	—	—	—	44,277.0	—	—	—	—	73,500
	DPS	3/31/2010	1/14/2010	—	—	—	—	—	—	5,121.0	—	—	8,500
	DPS	4/30/2010	1/14/2010	—	—	—	—	—	—	20,782.7	—	—	34,500
	DPS	5/31/2010	1/14/2010	—	—	—	—	—	—	9,036.1	—	—	15,000
	DPS	6/30/2010	1/14/2010	—	—	—	—	—	—	9,036.1	—	—	15,000
	DPS	7/31/2010	1/14/2010	—	—	—	—	—	—	5,033.6	—	—	15,000
	DPS	8/31/2010	1/14/2010	—	—	—	—	—	—	5,033.6	—	—	15,000
	DPS	9/30/2010	1/14/2010	—	—	—	—	—	—	5,033.6	—	—	15,000
	DPS	10/31/2010	1/14/2010	—	—	—	—	—	—	5,033.6	—	—	15,000
	DPS	11/30/2010	1/14/2010	—	—	—	—	—	—	5,033.6	—	—	15,000
	DPS	12/31/2010	1/14/2010	—	—	—	—	—	—	5,033.6	—	—	15,000
								Total: 44,277.0		Total: 84,419.5			Total: 253,500

Holly E. Leese	DPS	1/31/2010	1/14/2010	—	—	—	—	—	—	7,304.0	—	—	12,125
	DPS	2/28/2010	1/14/2010	—	—	—	—	—	—	7,304.0	—	—	12,125
	RSU	3/12/2010	1/14/2010	—	—	—	—	28,476.0	—	—	—	—	47,270
	DPS	3/31/2010	1/14/2010	—	—	—	—	—	—	7,304.0	—	—	12,125
	DPS	4/30/2010	1/14/2010	—	—	—	—	—	—	7,304.0	—	—	12,125
	DPS	5/31/2010	1/14/2010	—	—	—	—	—	—	7,304.0	—	—	12,125
	DPS	6/30/2010	1/14/2010	—	—	—	—	—	—	7,304.0	—	—	12,125
	DPS	7/31/2010	1/14/2010	—	—	—	—	—	—	4,068.8	—	—	12,125
	DPS	8/31/2010	1/14/2010	—	—	—	—	—	—	4,068.8	—	—	12,125
	DPS	9/30/2010	1/14/2010	—	—	—	—	—	—	4,068.8	—	—	12,125
	DPS	10/31/2010	1/14/2010	—	—	—	—	—	—	4,068.8	—	—	12,125
	DPS	11/30/2010	1/14/2010	—	—	—	—	—	—	4,068.8	—	—	12,125
	DPS	12/31/2010	1/14/2010	—	—	—	—	—	—	4,068.8	—	—	12,125
								Total: 28,476.0		Total: 68,236.8			Total: 192,770

Name	Award Type(1)	Grant Date	Approval Date(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities	Exercise or Base Price of Option Awards ($/ Share)	Grant Date Fair Value of Stock and Option Awards(3)
				Threshold	Target	Maximum	Threshold	Target	Maximum
				($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($)	($)

Nancy A. Rae	DPS	1/31/2010	1/14/2010	—	—	—	—	—	—	7,538.0	—	—	12,513
	DPS	2/28/2010	1/14/2010	—	—	—	—	—	—	7,538.0	—	—	12,513
	RSU	3/12/2010	1/14/2010	—	—	—	—	25,125.0	—	—	—	—	41,707
	DPS	3/31/2010	1/14/2010	—	—	—	—	—	—	7,538.0	—	—	12,513
	DPS	4/30/2010	1/14/2010	—	—	—	—	—	—	7,538.0	—	—	12,513
	DPS	5/31/2010	1/14/2010	—	—	—	—	—	—	7,538.0	—	—	12,513
	DPS	6/30/2010	1/14/2010	—	—	—	—	—	—	7,538.0	—	—	12,513
	DPS	7/31/2010	1/14/2010	—	—	—	—	—	—	4,198.8	—	—	12,513
	DPS	8/31/2010	1/14/2010	—	—	—	—	—	—	4,198.8	—	—	12,513
	DPS	9/30/2010	1/14/2010	—	—	—	—	—	—	4,198.8	—	—	12,513
	DPS	10/31/2010	1/14/2010	—	—	—	—	—	—	4,198.8	—	—	12,513
	DPS	11/30/2010	1/14/2010	—	—	—	—	—	—	4,198.8	—	—	12,513
	DPS	12/31/2010	1/14/2010	—	—	—	—	—	—	4,198.8	—	—	12,513
								Total: 25,125.0		Total: 70,420.8			Total: 191,863

Michael Manley	DPS	1/31/2010	1/14/2010	—	—	—	—	—	—	4,117.0	—	—	6,834
	DPS	2/28/2010	1/14/2010	—	—	—	—	—	—	4,117.0	—	—	6,834
	RSU	3/12/2010	1/14/2010	—	—	—	—	15,524.0	—	—	—	—	25,770
	DPS	3/31/2010	1/14/2010	—	—	—	—	—	—	4,117.0	—	—	6,834
	DPS	4/30/2010	1/14/2010	—	—	—	—	—	—	14,819.0	—	—	24,600
	DPS	5/31/2010	1/14/2010	—	—	—	—	—	—	6,792.2	—	—	11,275
	DPS	6/30/2010	1/14/2010	—	—	—	—	—	—	6,792.2	—	—	11,275
	DPS	7/31/2010	1/14/2010	—	—	—	—	—	—	3,783.6	—	—	11,275
	DPS	8/31/2010	1/14/2010	—	—	—	—	—	—	3,783.6	—	—	11,275
	DPS	9/30/2010	1/14/2010	—	—	—	—	—	—	3,783.6	—	—	11,275
	DPS	10/31/2010	1/14/2010	—	—	—	—	—	—	3,783.6	—	—	11,275
	DPS	11/30/2010	1/14/2010	—	—	—	—	—	—	3,783.6	—	—	11,275
	DPS	12/31/2010	1/14/2010	—	—	—	—	—	—	3,783.6	—	—	11,275
								Total: 15,524.0		Total: 63,456.0			Total: 161,072

(1)	Types of Awards: DPS: deferred phantom shares granted under the Deferred Phantom Share Plan; RSU: restricted stock units granted under the Restricted Stock Unit Plan. In 2010, our named executive officers (other than Mr. Marchionne) received a portion of their total annual compensation in the form of deferred phantom shares and long-term incentives in the form of restricted stock units, each tied to the value of the Class A Membership Interests, in the discretion of the Chief Executive Officer of Chrysler Group, subject to approval by the Compensation Committee and the Special Master. Each deferred phantom share and restricted stock unit represents a Chrysler Group Unit (as described in —Compensation Discussion and Analysis—Stock Salary in the Form of Deferred Phantom Shares, —Compensation Discussion and Analysis—Long-Term Incentives in the Form of Restricted Stock Units and —Compensation of the Named Executive Officers—2010 Grants of Plan-Based Awards, above). On each monthly payroll date, a specified amount equal to a portion of a named executive officer’s gross cash base salary for the payroll period (or, in the case of Mr. Marchionne, the initial award value of $600,000) was converted into a number of deferred phantom shares, which represent the right to receive a future cash payment based on the value of the Chrysler Group Unit, by dividing the specified amount by the then fair value of a Chrysler Group Unit. The fair value of a Chrysler Group Unit is based on the fair value of our Membership Interests. Since there is currently no observable publicly traded price for our Membership Interests, the calculation of the fair value of our Membership Interests is determined using an income approach. Payments under the Deferred Phantom Share Plan and, prior to a Chrysler Group IPO, the Restricted Stock Unit Plan are made in cash based on the fair value of a Chrysler Group Unit as of the most recently completed valuation at the time payment is made. On and after a Chrysler Group IPO, payments under the Restricted Stock Unit Plan may be in cash or publicly traded stock as determined by the Company in its sole discretion.

(2)	On December 24, 2009, the Compensation Committee approved a grant for Mr. Marchionne under the Deferred Phantom Share Plan consistent with the determination of the Special Master (which was received on December 23, 2009), subject to (i) the amendment of the Deferred Phantom Share Plan to allow for such grant under the plan, which amendment was approved by the Compensation Committee on January 14, 2010, and (ii) the amendment of the Company’s LLC Operating Agreement to allow compensation to be paid to employee directors, which amendment was approved by the Board on January 29, 2010. On January 14, 2010, the Compensation Committee approved grants for our other named executive officers under the Deferred Phantom Share Plan and the Restricted Stock Unit Plan to be made as determined by and subject to the approval of the Special Master, which approvals were received on March 12, 2010 and March 23, 2010. The deferred phantom share grants to our named executive officers (other than Mr. Marchionne) were made monthly, concurrent with salary payment dates.

(3)

The amounts reported in this column represent the grant date fair value of the deferred phantom shares and restricted stock units granted to each of the named executive officers in 2010 (calculated in accordance with the accounting guidance related to stock compensation)

multiplied by the number of Chrysler Group Units related to the deferred phantom shares or restricted stock units awarded. The Chrysler Group Unit fair value for deferred phantom share grants made on the January 31, February 28, March 31, April 30, May 31 and June 30 grant dates in 2010 and for the restricted stock unit grants on March 12, 2010 was $1.66 per Chrysler Group Unit, based on the June 10, 2009 valuation of the Class A Membership Interests. The Chrysler Group Unit fair value of the remaining deferred phantom share grants during 2010 was $2.98 per Chrysler Group Unit, based on the December 31, 2009 valuation of the Class A Membership Interests, which became effective for grants on and after July 1, 2010. Regardless of the value on the grant/vesting date, the actual value will depend on the fair value of our Class A Membership Interests on a date in the future when an award vests or is paid. For a discussion of the deferred phantom shares and the restricted stock units granted to each of the named executive officers as compensation for services in 2010, see —Compensation Discussion and Analysis—Stock Salary in the Form of Deferred Phantom Shares and —Compensation Discussion and Analysis—Long-Term Incentives in the Form of Restricted Stock Units.

Outstanding Equity Awards at December 31, 2010

The following table sets forth information about the outstanding equity-based awards held by each of our named executive officers as of December 31, 2010.

	Option Awards						Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Award: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2)(3)	Market Value of Shares or Units of Stock That Have Not Vested(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested(3)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested(4)
		(#)	(#)	(#)	(#)	(#)	(#)	($)	(#)	($)

Sergio Marchionne		—	—	—	—	—	—	—	—	—

Richard K. Palmer	3/12/2010	—	—	—	—	—	11,069	87,999	33,208	264,004
	11/12/2009	—	—	—	—	—	15,362	122,128	46,085	366,376

Holly E. Leese	3/12/2010	—	—	—	—	—	7,119	56,596	21,357	169,788
	11/12/2009	—	—	—	—	—	16,115	128,114	48,344	384,335

Nancy A. Rae	3/12/2010	—	—	—	—	—	6,281	49,934	18,844	149,810
	11/12/2009	—	—	—	—	—	15,362	122,128	46,085	366,376

Michael Manley	3/12/2010	—	—	—	—	—	3,881	30,854	11,643	92,562
	11/12/2009	—	—	—	—	—	12,350	98,183	37,049	294,540

(1)	The amounts reported in these columns reflect restricted stock units granted under the Restricted Stock Unit Plan. Grants of deferred phantom shares under the Deferred Phantom Share Plan are not reported in this table because they were fully vested upon grant, although payments are deferred and, except for the deferred phantom shares granted to Mr. Marchionne, paid in three equal installments at the end of the quarter in which the second, third and fourth anniversaries, respectively, of the monthly grant occur. Each installment may be paid one year earlier than scheduled if the Company’s TARP obligations have been repaid. The deferred phantom shares granted to Mr. Marchionne are paid on the later of: (i) June 10, 2012, which is the third anniversary of the commencement of Mr. Marchionne’s service as a director; and (ii) the date on which the Company has no remaining obligations under TARP. Payments under the Deferred Phantom Share Plan are made in cash and are based on the fair value of Chrysler Group’s Class A Membership Interests as of the most recently completed valuation at the time of payment, and are made regardless of employment status at the time of payment. For a discussion of the deferred phantom shares granted to each of the named executive officers as compensation for services in 2010, see —Compensation Discussion and Analysis—Stock Salary in the Form of Deferred Phantom Shares, —Compensation of the Named Executive Officers—2010 Grants of Plan-Based Awards, Compensation of the Named Executive Officers—Options Exercised and Stock Vested in 2010 and —Compensation of the Named Executive Officers—Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans.

(2)	The restricted stock units reported in this column, Service RSUs, will vest if the holder is continuously employed by us through the third anniversary of the grant date and the Modified EBITDA target threshold for 2010 of $2.5 billion is achieved (which was achieved).

(3)

If the holder retires on or after the second anniversary of grant, then such holder will continue to be considered employed for vesting purposes for both Service RSUs and IPO RSUs; however, no portion of the IPO RSUs will become vested following a holder’s retirement if the Chrysler Group IPO does not occur on or before June 10, 2017. For purposes of all restricted stock units, the holder will be treated as having retired upon a termination of employment after reaching age 55 and completing 10 years of service with Chrysler Group or a predecessor company (or after satisfying other applicable retirement criteria). All unvested restricted stock units will become fully vested upon the holder’s death or permanent disability. Unvested restricted stock units as of the date of termination are forfeited. Payment of the Service RSUs granted in November 2009 will be on the later of: (i) the calendar year after the year in which vesting occurs; and (ii) when at least 25 percent of the Company’s TARP obligation is repaid. Payment of the Service RSUs granted in March 2010 will be on the later of: (i) the calendar year in which vesting occurs; and (ii) when at least 25 percent of the Company’s

TARP obligation is repaid. Payment of the IPO RSUs granted in either November 2009 or March 2010 will be on the later of: (i) March 15 of the year following the year in which the IPO RSUs vest and (ii) when 100 percent of the Company’s TARP obligation is repaid. Payment for vested restricted stock units is made in cash prior to a Chrysler Group IPO, and on and after a Chrysler Group IPO, in cash or shares of Chrysler Group’s publicly traded stock in the Company’s sole discretion. Payment for vested restricted stock units will be made regardless of employment status at the time of the scheduled payment. The number of Chrysler Group Units related to outstanding restricted stock units and deferred phantom shares is subject to adjustment by the Compensation Committee in accordance with the terms of the Restricted Stock Unit Plan and the Deferred Phantom Share Plan.

(4)	The fair value of unvested restricted stock units is $7.95 per Chrysler Group Unit as of December 31, 2010, which is based on the fair value of our Membership Interests as determined using an income approach.

(5)	The restricted stock units reported in this column, IPO RSUs, will vest if the holder is continuously employed by us through the later of: (i) the third anniversary of the grant date; and (ii) the date on which a Chrysler Group IPO occurs.

Options Exercised and Stock Vested in 2010

The following table sets forth information about the value realized by each of our named executive officers as a result of the exercise of stock options or upon the vesting of equity awards in 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting(1)	Value Realized on Vesting(2)
	(#)	($)	(#)	($)
Sergio Marchionne	—	—	361,446.0	600,000
Richard K. Palmer	—	—	84,419.5	180,000
Holly E. Leese	—	—	68,236.8	145,500
Nancy A. Rae	—	—	70,420.8	150,156
Michael Manley	—	—	63,456.0	135,302

(1)	The number of shares reported in this column represents deferred phantom shares granted to the named executive officer in 2010 under the Deferred Phantom Share Plan. Deferred phantom shares are fully vested upon grant and, except for the deferred phantom shares granted to Mr. Marchionne, are paid in three equal installments at the end of the quarter in which the second, third and fourth anniversaries, respectively, of the monthly grant occur. Each installment may be paid one year earlier than scheduled if the Company’s TARP obligations have been repaid. Payments under the Deferred Phantom Share Plan are made in cash and are based on the fair value of Chrysler Group’s Class A Membership Interests as of the most recently completed valuation at the time of payment and are made regardless of employment status at the time of payment. The deferred phantom shares granted to Mr. Marchionne will be paid on the later of: (i) June 10, 2012, which is the third anniversary of the commencement of Mr. Marchionne’s service as a director; and (ii) the date on which the Company has no remaining obligations under TARP. For additional information regarding deferred phantom shares held by the named executive officers as of December 31, 2010 under the Deferred Phantom Share Plan, see —Compensation of the Named Executive Officers—Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans.

(2)	The amount reported as value realized upon vesting of deferred phantom share units is calculated by multiplying the fair value per Chrysler Group Unit (as described in —Compensation Discussion and Analysis—Stock Salary in the Form of Deferred Phantom Shares, above) as of the grant date of the award (determined in accordance with the accounting guidance related to stock compensation) by the number of Chrysler Group Units related to the deferred phantom shares awarded. Regardless of the value on the grant/vesting date, the actual value will depend on the fair value of our Class A Membership Interests on a date in the future when the deferred phantom shares are paid.

2010 Pension Benefits

Subject to the satisfaction of age and service requirements, Mlles. Leese and Rae and Mr. Manley are eligible for pension benefits under the Executive Salaried Employees’ Retirement Plan, a contributory tax-qualified defined benefit pension plan and the Supplemental Executive Retirement Plan, a contributory nonqualified defined benefit pension plan, each described below, on the same terms and conditions as offered to other U.S. non-bargaining unit employees hired prior to January 1, 2004. However, as a result of the TARP Compensation Standards and determinations of the Special Master, no additional amounts may accrue under the Supplemental Executive Retirement Plan for the named executive officers after October 22, 2009.

The benefit under the Executive Salaried Employees’ Retirement Plan is computed as a monthly annuity benefit on a 10-year certain and life basis beginning as early as age 62 equal to:

•	“final average earnings” times 2.25 percent of the executive’s years of contributory service (starting at age 35), up to a maximum of 20 years;

plus

•	“final average earnings” times 2 percent of the executive’s years of contributory service (starting at age 35) in excess of 20 years for the next 8.5 years;

minus

•	50 percent of the age 62 Social Security benefits.

For these purposes, “final average earnings” is defined as the highest average base pay up to the Internal Revenue Service’s covered compensation limit ($245,000 in 2010 and 2011) during any consecutive 5 years out of the last 15 years of employment.

The pension benefit under the Executive Salaried Employees’ Retirement Plan for an executive whose employment terminates after reaching age 55 but before reaching age 62 is reduced by approximately 6 percent for each year by which the executive’s age at termination is less than age 62. Prior to the 363 Transaction, Mlles. Leese and Rae were party to agreements with Old Carco that provided, in part, that they would each be eligible for unreduced pension benefits under the Executive Salaried Employees’ Retirement Plan and the Supplemental Executive Retirement Plan if their employment terminates after reaching age 55. As part of the 363 Transaction, the portion of those agreements related to the unreduced pension benefits was assumed by Chrysler Group. In order to receive a pension benefit under the Executive Salaried Employees’ Retirement Plan, a participant must attain age 65, or complete 10 years of service and attain age 55, except that death benefits are paid if the participant dies after starting to contribute and disability benefits are paid if the participant becomes disabled after completing 5 years of contributory service after attaining age 35.

The Supplemental Executive Retirement Plan is a restorative supplemental retirement plan that provides a pension benefit computed using the same formula (including the definition of final average earnings) as the formula under the Executive Salaried Employees’ Retirement Plan except that: (i) base pay is not limited by the Internal Revenue Service’s covered compensation limit ($245,000 in 2010 and 2011); and (ii) the benefit is offset by amounts paid from the Executive Salaried Employees’ Retirement Plan. Each U.S. non-bargaining unit employee is eligible for a benefit under the Supplemental Executive Retirement Plan if his or her covered compensation exceeds the Internal Revenue Service’s covered compensation limit. As of October 23, 2009, the top 25 most highly compensated employees, which includes our named executive officers, are no longer eligible to accrue additional benefits in the Supplemental Executive Retirement Plan.

The amounts reported in the column “Present Value of Accumulated Benefit” represent the benefits that the named executive officers have earned, based on their service and compensation through December 31, 2010, but assuming that he or she retires at age 55 (age 62 for Mr. Manley), the earliest date on which he or she may retire without a reduction in pension benefit. Other than Mlle. Leese, none of the named executive officers eligible for pension benefits has attained the age necessary to receive an unreduced pension benefit. While a present value is reported in the table, tax-qualified pension benefits are not available as a lump sum and must be taken in the form of an annuity. However, any nonqualified pension benefits due to base pay being limited by the Internal Revenue Service’s covered compensation limit ($245,000 in 2010 and 2011) or due to the limits imposed by Section 415 of the Internal Revenue Code must be paid out in a lump sum. We used the same assumptions in computing the amounts reported as we use for financial reporting purposes, including a discount rate of 5.4 percent and mortality according to the RP2000WC mortality table projected to 2011. For a discussion of the actuarial assumptions used to calculate the present values, see Note 18 to our audited financial statements included in Item 13. Financial Statements and Supplementary Data.

The following table provides information as of December 31, 2010 with respect to the Company’s defined benefit pension plans in which our named executive officers participated.

Name	Plan Name	Number of Credited Service Years (#)	Present Value of Accumulated Benefit(1) ($)	Payments During Last Fiscal Year ($)
Sergio Marchionne(2)	—	—	—	—

Richard K. Palmer(2)	—	—	—	—

Holly E. Leese	Chrysler Group LLC Executive Salaried Employees’ Retirement Plan	21.92	1,780,047	—
	Chrysler Group LLC Supplemental Executive Retirement Plan	21.92	1,621,668	—

Nancy A. Rae	Chrysler Group LLC Executive Salaried Employees’ Retirement Plan	32.50	1,729,297	—
	Chrysler Group LLC Supplemental Executive Retirement Plan	32.50	1,679,737	—

Michael Manley	Chrysler Group LLC Executive Salaried Employees’ Retirement Plan	3.58	100,117	—
	Chrysler Group LLC Supplemental Executive Retirement Plan	3.58	4,245	—

(1)	The amounts reported in this column for the Supplemental Executive Retirement Plan represent the accrued benefits as of October 22, 2009, the last day amounts were permitted to be accrued under the plan for our named executive officers.

(2)	Messrs. Marchionne and Palmer are not eligible to participate in Chrysler Group’s defined benefit pension plans. Mr. Palmer is eligible to participate in the Employee Managed Retirement Plan. The amount contributed in 2010 by Chrysler Group to the Employee Managed Retirement Plan on behalf of Mr. Palmer is reported in the “All Other Compensation” column of the 2010 Summary Compensation Table.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

Our named executive officers (other than Mr. Marchionne) receive a portion of their total annual compensation in the form of deferred phantom shares granted under the Deferred Phantom Share Plan tied to the value of the Class A Membership Interests, in the discretion of the Chief Executive Officer of Chrysler Group, subject to approval by the Compensation Committee and the Special Master. Each deferred phantom share represents a Chrysler Group Unit (as described in —Compensation Discussion and Analysis—Stock Salary in the Form of Deferred Phantom Shares, above). On each monthly payroll date, a specified amount equal to a portion of a named executive officer’s gross cash base salary for the payroll period is converted into a number of deferred phantom shares, which represent the right to receive a future cash payment based on the value of the Chrysler Group Unit, by dividing the specified amount by the then fair value of a Chrysler Group Unit. Payments under the Deferred Phantom Share Plan are made in cash based on the fair value of a Chrysler Group Unit as of the most recently completed valuation at the time payment is made.

The following table provides information as of December 31, 2010 with respect to the Company’s deferred compensation plans in which our named executive officers participated.

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year(1) ($)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals/ Distributions(3) ($)	Aggregate Balance at Last Fiscal Year- End(4) ($)
Sergio Marchionne(5)	—	600,000	2,273,495	—	$2,873,495

Richard K. Palmer	—	180,000	619,971	—	833,975

Holly E. Leese	—	145,500	794,846	—	1,045,344

Nancy A. Rae	—	150,156	727,985	—	962,139

Michael Manley	—	135,302	472,750	—	635,388

Footnotes to Nonqualified Deferred Compensation table:

(1)	The amount reported in this column represents deferred phantom shares held by the named executive officer as of December 31, 2010 under the Deferred Phantom Share Plan. All of the deferred phantom share amounts reported in this column are also included in the “Stock Awards” column of the 2010 Summary Compensation Table, in the 2010 Grants of Plan-Based Awards table and in the Option Exercised and Stock Vested in 2010 table. Outstanding grants of restricted stock units under the Restricted Stock Unit Plan are not reported in this table because they are not yet vested. If payment in respect of restricted stock units is deferred beyond the vesting date, such awards will be disclosed in the Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans table at that time.

(2)	The amount reported in this column represents the product of: (i) the number of Chrysler Group Units related to the deferred phantom shares; and (ii) the difference between (x) the fair value of a Chrysler Group Unit on December 31, 2009 or the grant date, whichever is later, and (y) the fair value of a Chrysler Group Unit on December 31, 2010. The fair value of a Chrysler Group Unit is based on the fair value of our Membership Interests. Since there is currently no observable publicly traded price for our Membership Interests, the calculation of the fair value of our Membership Interests is determined using an income approach. Amounts in this column are not included in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the 2010 Summary Compensation Table because no such earnings would be considered above market or preferential.

(3)	Deferred phantom shares are fully vested upon grant and, except for the deferred phantom shares granted to Mr. Marchionne, are paid in three equal installments at the end of the quarter in which the second, third and fourth anniversaries, respectively, of the monthly grant occur. Each installment may be paid one year earlier than scheduled if the Company’s TARP obligations have been repaid. Payments under the Deferred Phantom Share Plan are made in cash and are based on the fair value of Chrysler Group’s Class A Membership Interests as of the most recently completed valuation at the time of payment, and are made regardless of employment status at the time of payment. The deferred phantom shares granted to Mr. Marchionne will be paid on the later of: (i) June 10, 2012, which is the third anniversary of the commencement of Mr. Marchionne’s service as a director; and (ii) the date on which the Company has no remaining obligations under TARP.

(4)	Since we are not required to report compensation information for fiscal years before 2010 in the 2010 Summary Compensation Table, no amounts reported in this column were reported above.

(5)	On December 23, 2009, the Special Master approved a grant of deferred phantom shares for Mr. Marchionne with an initial value of $600,000 as compensation for his services as a director of the Company from June 2009 through June 2012. Because the grant required an amendment to the Deferred Phantom Share Plan and the Company’s LLC Operating Agreement, the grant did not occur until 2010.

Potential Payments upon Termination or Change in Control

The following summaries describe and quantify the potential payments and benefits that we would provide to our named executive officers in connection with termination of employment. In determining amounts payable, we have assumed in all cases that the termination of employment occurred on December 31, 2010. Most of the Company’s plans and programs, including the Deferred Phantom Share Plan and the Supplemental Executive Retirement Plan, contain specific provisions detailing how payments are treated upon termination. We are not obligated to provide our named executive officers with any payments or benefits in connection with a change in control.

Severance Policy

As a result of the TARP Compensation Standards, none of the named executive officers nor the next five most highly compensated employees may receive severance or other “golden parachute payments” as a result of a termination in 2010. If any of the named executive officers, other than Mr. Marchionne, becomes no longer subject to the restrictions under the TARP Compensation Standards, he or she may be eligible for severance benefits under the Termination Allowance Plan.

The Termination Allowance Plan applies to all full-time U.S.-based executive employees who have a minimum of three years of continuous service as of the termination date. The plan may pay severance benefits in the event that an employee is indefinitely laid off, forced to retire without retirement benefits or permanently and totally disabled and not eligible for long-term disability benefits. The amount of severance varies based on the employee’s continuous years of service with Chrysler Group and is conditioned on the employee’s execution of a general release of claims. The actual severance benefit for our named executive officers under the Termination Allowance Plan is based on their monthly base salary and determined in accordance with the following schedule:

Continuous Service Before Effective Date of Separation	Number of Months of Continued Base Salary
Less than 3 years of service	0 months
3 but less than 4 years of service	1 month
4 but less than 5 years of service	2 months
5 but less than 10 years of service	3 months
10 but less than 15 years of service	6 months
15 but less than 20 years of service	9 months
20 or more years of service	12 months

The maximum amount of severance for the named executive officers under the Termination Allowance Plan is 12 months of base salary. The severance benefit is paid in cash in monthly installments equal to the base monthly salary.

Vesting of Restricted Stock Units

Our named executive officers receive long-term incentives in the form of restricted stock units. For restricted stock units granted in November 2009 and March 2010, a restricted stock unit holder will vest in 25 percent of the Chrysler Group Units related to the award, referred to as the Service RSUs, if the holder is continuously employed by us through the third anniversary of the grant date and the Modified EBITDA target threshold for 2010 of $2.5 billion is achieved (which was achieved) and 75 percent of the Chrysler Group Units related to the award, referred to as the IPO RSUs, will vest if the holder is continuously employed by us through the later of: (i) the third anniversary of the grant date; and (ii) the date on which a Chrysler Group IPO occurs. If the holder retires on or after the second anniversary of grant, then such holder will continue to be considered employed for vesting purposes for both Service RSUs and IPO RSUs; however, no portion of the IPO RSUs will become vested following a holder’s retirement if the Chrysler Group IPO does not occur on or before June 10, 2017. For purposes of all restricted stock units, the holder will be treated as having retired upon a termination of employment after reaching age 55 and completing 10 years of service with Chrysler Group or a predecessor company (or after satisfying other applicable retirement criteria). All unvested restricted stock units will become fully vested upon the holder’s death or permanent disability. Unvested restricted stock units as of the date of termination are forfeited.

Payment of the Service RSUs granted in November 2009 will be on the later of: (i) the calendar year after the year in which vesting occurs; and (ii) when at least 25 percent of the Company’s TARP obligation is repaid. Payment of the Service RSUs granted in March 2010 will be on the later of: (i) the calendar year in which vesting occurs; and (ii) when at least 25 percent of the Company’s TARP obligation is repaid. Payment of the IPO RSUs granted in either November 2009 or March 2010 will be on the later of: (i) March 15 of the year following the year in which the IPO RSUs vest; and (ii) when 100 percent of the Company’s TARP obligation is repaid.

Payment for vested restricted stock units is made in cash prior to a Chrysler Group IPO, and on and after a Chrysler Group IPO, in cash or shares of Chrysler Group’s publicly traded stock in the Company’s sole discretion. Payment for vested restricted stock units will be made regardless of employment status at the time of the scheduled payment.

Estimated Potential Termination Payments and Benefits

The following table provides the estimated value of the payments and benefits that we would provide to our named executive officers in connection with termination of employment. In determining amounts payable, we have assumed in all cases that the termination of employment occurred on December 31, 2010 and that fair value of the Chrysler Group Units was $7.95. The actual amounts that would be paid upon a named executive officer’s termination of employment can be determined only at the time of such event. The actual value that would be recognized by a named executive officer with respect to his or her restricted stock units can only be determined at the time of payment and could be affected by changes to the fair value of our Class A Membership Interests following termination of employment. Due to the number of factors that affect the nature and amounts of any benefits provided upon the events described below, any actual amounts paid or distributed may be higher or lower than reported below. In addition, in connection with any actual termination of employment, we may determine to enter into one or more agreements or to establish arrangements providing additional benefits or amounts, or altering the terms of benefits described above, subject to the TARP Compensation Standards.

Name	Severance(1) ($)	Unvested Restricted Stock Units(2) ($)	Total ($)
Sergio Marchionne	—	—	—

Richard K. Palmer
Retirement	—	—	—
Death	—	840,507	840,507
Disability	—	840,507	840,507

Holly E. Leese
Retirement	—	—	—
Death	—	738,833	738,833
Disability	—	738,833	738,833

Nancy A. Rae
Retirement	—	—	—
Death	—	688,248	688,248
Disability	—	688,248	688,248

Michael Manley
Retirement	—	—	—
Death	—	516,139	516,139
Disability	—	516,139	516,139

(1)	None of the named executive officers are eligible to receive severance payments upon voluntary or involuntary termination in 2010 under the TARP Compensation Standards.

(2)	The amounts reported in this column represent the total fair value on December 31, 2010 of the Chrysler Group Units related to the restricted stock units that would vest upon a named executive officer’s retirement, death or disability based on a fair value of the Chrysler Group Units of $7.95. No restricted units would have vested upon a named executive officer’s retirement on December 31, 2010 because retirement vesting occurs only after the second anniversary of the restricted stock unit grant date and none of the outstanding restricted stock units were granted more than two years before December 31, 2010. For the purpose of providing an estimated value for restricted stock units, we have assumed that Chrysler Group will repay its TARP obligation in full. Because deferred phantom shares are fully vested upon grant and paid at the time of the scheduled payment, no additional value would be recognized by the named executive officer solely as a result of their termination of employment.

Risk Considerations in our Compensation Program

Our Compensation Committee is responsible for ensuring that our compensation programs are consistent with the safety and soundness of the Company, including reviewing the relationship between the Company’s risk management policies and practices and the executive compensation arrangements. As required by the TARP Compensation Standards, our senior risk officer, Mr. Palmer, reviewed with the Compensation Committee all compensation programs, including the compensation arrangements for our named executive officers, to ensure that the programs and arrangements did not create incentives that encourage employees to take unnecessary or excessive risks that could threaten the value of the Company. We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2010, Stephen Wolf served as the Chairman and C. Robert Kidder, Governor James Blanchard and Scott Stuart served as members of our Compensation Committee. No member of the Compensation Committee is or has been an officer or employee of Chrysler Group at any time or had any relationship with Chrysler Group requiring disclosure as a related-party transaction. During the fiscal year ended December 31, 2010, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee serving an equivalent function) of any unrelated entity that had one or more of its executive officers serving on our Board or Compensation Committee (or other board committee serving an equivalent function).

Director Compensation

Director Summary Compensation Table

The following table summarizes the total compensation paid by the Company to our non-employee directors for the year ended December 31, 2010.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Alfredo Altavilla	—	—	1,150	1,150
Governor James J. Blanchard	—	—	1,150	1,150
George F.J. Gosbee	—	—	1,150	1,150
C. Robert Kidder	150,000	—	1,150	151,150
Douglas Steenland	20,000	—	1,150	21,150
Scott M. Stuart	2,500	—	1,150	3,650
Ronald L. Thompson	—	—	1,150	1,150
Stephen M. Wolf	10,000	—	1,150	11,150

(1)	Our non-employee directors did not earn or receive an annual retainer fee in 2010 for their service as directors, other than our Chairman, Mr. Kidder, who earned a cash fee of $150,000. Each non-employee committee chair received an annual retainer, the amount of which differed depending upon the committee, as follows: Audit Committee, $20,000 (Mr. Steenland); Compensation Committee, $10,000 (Mr. Wolf); and Finance Committee, $10,000 (Mr. Stuart). As Mr. Stuart served as committee chair of the Finance Committee for only one quarter in 2010, the amount shown in this column represents the pro-rated portion of the $10,000 annual retainer he received in 2010.

(2)	No stock awards were granted to our non-employee directors in 2010. The table below shows the aggregate number of restricted stock units outstanding for each non-employee director as of December 31, 2010:

Name	Aggregate Number of Restricted Stock Units at Last Fiscal Year-End(a) (#)
Alfredo Altavilla	361,446
Governor James J. Blanchard	361,446
George F.J. Gosbee	361,446
C. Robert Kidder	361,446
Douglas Steenland	361,446
Scott M. Stuart	361,446
Ronald L. Thompson	361,446
Stephen M. Wolf	361,446

(a)	In late 2009, our non-employee directors received a grant of restricted stock units under the 2009 Directors’ Restricted Stock Unit Plan with an initial value of $600,000 for their service as directors of the Company from June 2009 through June 2012. The restricted stock units vest in one-third increments on June 10, 2010, June 10, 2011, and June 10, 2012. All unvested restricted stock units will become fully vested upon the director’s death or permanent disability. Unvested restricted stock units as of the date of termination for any other reason are forfeited. An amount equal to the fair value of the Chrysler Group Units underlying any vested restricted stock units held by a director will be paid within 60 days following the date on which the director ceases to serve as a director. Payment of vested restricted stock units will be made in cash prior to a Chrysler Group IPO and, on and after a Chrysler Group IPO, in cash or shares of Chrysler Group’s publicly traded stock in the Company’s sole discretion. The number of Chrysler Group Units related to outstanding restricted stock units is subject to adjustment by the Compensation Committee in accordance with the terms of the 2009 Directors’ Restricted Stock Unit Plan.

(3)	The amounts reported in this column represent the incremental cost to the Company for the Company furnished vehicle provided to our non-employee directors while serving as an active member of the Board. We calculate the incremental cost of providing the Company vehicles by comparing the cost of production against the value received upon the disposal of the vehicle plus the cost of maintenance and repair, insurance, licensing and registration fees. Directors are taxed on the imputed income attributed to personal use of Company vehicles and do not receive tax assistance from the Company.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Transactions with Fiat

On April 30, 2009, we entered into a Master Transaction Agreement with Fiat and Old Carco under which we agreed to purchase the principal operating assets of Old Carco and its principal domestic subsidiaries, to assume certain of their liabilities, and to purchase the equity of Old Carco’s principal foreign subsidiaries. On June 10, 2009, we completed the 363 Transaction contemplated by the Master Transaction Agreement following bankruptcy court approval in connection with Old Carco’s bankruptcy proceeding. In connection with the closing of the 363 Transaction, we issued Class B Membership Interests to an affiliate of Fiat, Fiat North America LLC. Fiat North America LLC holds all of our Class B Membership Interests, which currently represent a 25 percent ownership interest. We also entered into the Master Industrial Agreement and related ancillary agreements described below with Fiat and certain of its affiliates in accordance with the terms of the Master Transaction Agreement.

Our alliance with Fiat comprises various commercial arrangements relating primarily to the development, manufacture and distribution of vehicles, and the development and manufacture of powertrains. The terms and conditions governing the Fiat alliance are set forth in the Master Industrial Agreement and ancillary agreements entered into pursuant to the Master Industrial Agreement that address:

•

Technology and Product Sharing – We have access to certain of Fiat’s platforms, vehicles, products and technology. These include: (i) Fiat’s mini, small, and compact vehicle platforms; and (ii) specified vehicle models, engines, engine technologies, transmissions, and related technology for production within North America and for distribution within North America and other agreed markets, including the Fiat 500 vehicle model. In addition, we will cooperate on: (i) engineering and development activities, such as those related to the CUSW platform, described in Item 1. Business–Alliance with Fiat; (ii) manufacturing activities, such as implementation of Fiat’s WCM processes in our manufacturing plants; and (iii) the manufacture, assembly, or sale of built-up vehicles, engines, transmissions, components, or other products. We have both also committed to identifying further possible product portfolio sharing.

In December 2010, we began to manufacture the Fiat 500 vehicle in our Toluca, Mexico plant, which we will distribute through a newly selected dealer network in North America. To build the Fiat 500, we began manufacturing the Fiat 1.4L FIRE engine in our Dundee, Michigan plant, and we also began purchasing transmissions from Fiat. We expect to begin selling the Fiat 500 in North America in March 2011, and we will also sell some of the Fiat 500 vehicles we produce in Toluca to Fiat for distribution outside of North America.

•

Distribution – We have established: (i) Fiat’s role in the distribution of our vehicles and service parts in Europe and other specified markets outside of North America, including the intended appointment of Fiat as the general distributor and importer in those markets, Fiat’s formulation of a dealer network development plan for those markets, and Fiat’s provision, directly or indirectly, of wholesale and retail financing for our vehicles in certain markets outside of North America; (ii) our role as the intended exclusive distributor and importer of Fiat and Alfa Romeo brand vehicles and service parts within North America, and the right of first refusal to distribute Lancia brand vehicles within North America; and (iii) implementation of distribution strategies.

We began implementing our distribution strategy for non-North American markets in 2010. Fiat assumed the management of our distribution and sales operations in select European countries, pending Fiat’s appointment as our general distributor for Europe in June 2011. We also sold certain assets of 14 of our NSCs in Europe to Fiat.

We also began distributing Fiat and Fiat Professional (light-duty commercial) brand vehicles and service parts in Mexico in October 2010. We also are pursuing plans to reintroduce Alfa Romeo brand vehicles and service parts in Mexico in 2011, and in the U.S. and Canada in 2012.

In addition, financial services affiliates of Fiat will provide for financing to our dealers and their customers in China, Argentina, Brazil and certain countries in Europe.

•

Procurement – We are taking steps to integrate our procurement activities with Fiat’s procurement operations, including: (i) the establishment of joint purchasing programs designed to yield preferred pricing and logistics terms, particularly with respect to shared parts and components and common suppliers; and (ii) the restructuring of our procurement activities and integration with Fiat’s procurement operations.

•

Information and Communication Technology – We and Fiat will coordinate our respective information and communication technology. Steps to be taken include: (i) identification of ways to reduce our costs of such technology and generate other benefits; (ii) prioritization of systems, applications and infrastructure initiatives based on our business plan targets; (iii) implementation of common technology solutions in various functional areas, including upgraded engineering product lifecycle management and computer-aided design tools, and adoption of the SAP system currently used by Fiat to replace our finance, procurement, and capital project and investment management systems; (iv) deployment of emerging communication, collaboration and server network technologies; and (v) transition of our business process systems outside North America to Fiat’s systems.

Fiat may terminate the Master Industrial Agreement and all of the ancillary agreements on 120 days’ prior written notice at any time after June 10, 2011, in which case it must surrender its Membership Interests in Chrysler Group if such termination occurs prior to the earlier of the date that the Class B Events are achieved (see Item 11. Description of Registrant’s Securities to be Registered) or June 10, 2013. Upon such termination: (i) each party must continue to distribute, if requested, the other party’s vehicles and service parts for two years on the same terms and conditions as in effect immediately prior to termination, and to cooperate for up to an additional six months to facilitate transition of distribution services; (ii) Fiat must continue to make available to Chrysler Group for thirty-six months the technology rights and other items available under the agreements on the same terms in effect on the date of termination, and thereafter until the end of production on the same terms but at commercially reasonable royalty rates; and (iii) Chrysler Group must continue to make available to Fiat for thirty-six months, or if longer, until the end of production, the technology and other items available under the agreements on the same terms as in effect on the date of termination but at commercially reasonable royalty rates.

In addition, either we or Fiat may terminate the Master Industrial Agreement and all of the ancillary agreements if the other party either commits a breach that is material, considering all ancillary agreements taken as a whole, or in the event of certain bankruptcy, liquidation or reorganization proceedings. Upon a termination for breach or bankruptcy events, the terminating party will be entitled to receive continued distribution services and technology rights and other items from the other party as noted above. Fiat must surrender its Membership Interests in Chrysler Group if we are the terminating party and such termination occurs prior to the earlier of the date that the Class B Events are achieved or June 10, 2013. See Item 11. Description of Registrant’s Securities to be Registered.

Other Transactions

We have also entered into the following transactions with Fiat or its affiliates:

•

In March 2010, we entered into a multi-year agreement with an affiliate of Fiat to provide it service parts distribution services in North America, on a per-service fee basis. We received approximately $500,000 for such services during the year ended December 31, 2010.

•	In June 2010, we sold certain manufacturing assets to an affiliate of Fiat for approximately $550,000.

•

In October 2010, we entered into a non-binding memorandum of understanding with an affiliate of Fiat to license certain technology, and to provide certain products and engineering services. In January 2011, we entered into a definitive technology license agreement pursuant to which the Fiat affiliate is obligated to pay us a one-time license fee of $37 million in 2011. Pending completion of a definitive engineering services agreement, we have received various purchase orders for engineering services to be provided by Chrysler. For the year ended December 31, 2010, we received payment of approximately $120,000 for these services and we will continue to receive payments on a per-services fee basis. The parties are currently negotiating a definitive agreement for Chrysler to supply components to the Fiat affiliate.

•

In January 2011, we entered into a multi-year agreement with Fiat to provide our services diagnostic tools to Fiat for use in its dealerships and authorized repair facilities. As part of this agreement, we will supply tools to Fiat and perform software development services, and we will also provide ongoing maintenance services. We will invoice Fiat on a periodic basis for tools and services rendered.

•

We are negotiating with an affiliate of Fiat for an agreement to provide us with service parts starting in 2011. Pending the completion of a definitive parts agreement, we will order parts on a purchase order basis.

From time to time, we also purchase goods and services from Fiat affiliates in the ordinary course through competitive bids when applicable.

In total, our transactions with Fiat for the year ended December 31, 2010 included $485 million for goods and services Fiat purchased from us, and $310 million for goods and services we purchased from Fiat. For the period from June 10, 2009 to December 31, 2009, we provided $10 million of services to Fiat, and we purchased $57 million of goods and services from Fiat. For more information, see Note 20 to our audited financial statements included in Item 13. Financial Statements and Supplementary Data.

Mr. Marchionne is the Chief Executive Officer of Fiat and Chairman or Chief Executive Officer of several significant business units within Fiat and Fiat Industrial. His compensation from Fiat is publicly disclosed in Fiat’s annual report.

Mr. Palmer served as Chief Financial Officer of Fiat Group Automobiles until becoming our Chief Financial Officer in 2009. Although Mr. Palmer devotes all of his time and attention to Chrysler Group and has no separate Fiat responsibilities, Fiat continues to make employer contributions on his behalf to the Italian social security system and certain Italian pension and health arrangements.

Review Process

Our LLC Operating Agreement provides that we cannot enter into any agreement with, or for the benefit of, our members or any of their affiliates that involves aggregate payments in excess of $25 million unless the transaction has been approved by a majority of the disinterested members of our Board or, if there are no disinterested members of the Board, unless we have obtained the favorable opinion of an independent expert as to the fairness of the transaction. This applies to all agreements or transactions not otherwise authorized by the Master Transaction Agreement and agreements referenced therein such as the Master Industrial Agreement.

We also report regularly to our Board regarding the status of our principal agreements with Fiat.

In addition, we have a written conflict of interests policy and related procedure applicable to our officers and employees and their spouses and minor children that prohibit them from having personal interests in transactions which conflict with our interests, or which might influence the judgment or actions of our officers and employees in performing their duties. A management committee, the Business Practices Committee, interprets the policy, issues advisories, and reports periodically to the Audit Committee of our Board with respect to noncompliance or waivers.

Our credit agreements contain covenants that generally prohibit us from entering into transactions with our members or any of their affiliates that are not in the ordinary course of our business or on fair and reasonable terms not materially less favorable than we would obtain in a comparable arm’s-length transaction with a non-affiliate third party. The compliance office within our internal Treasury Department monitors compliance with these covenants and reports periodically to the Audit Committee of the Board with respect to covenant compliance. Agreements with Fiat or any of its subsidiaries, the VEBA Trust, or our credit agreement lenders as contemplated by the Master Transaction Agreement are excepted by the terms of the covenants, as are the alliance agreements referenced in our LLC Operating Agreement and any agreements approved by a majority of our disinterested directors as described above.

Director Independence

Our LLC Operating Agreement requires that our Board must consist of a majority of independent directors unless Fiat holds a majority ownership interest in us. Our LLC Operating Agreement further requires that to be independent, a director must be independent of the Company and the party appointing such director, as determined by reference to the list of enumerated relationships precluding independence under the listing rules of the New York Stock Exchange, and if the party appointing the director is a governmental body or agency, then the director may not be an agent of, employed by or otherwise serve in any capacity that government.

Our LLC Operating Agreement also provides our members the right to designate directors and requires that certain of those designated directors be independent directors. Messrs. Gosbee, Kidder, Steenland, Stuart, Thompson and Wolf were initially designated as directors in accordance with those provisions. Although our LLC Operating Agreement does not require the director designated by the VEBA Trust to be independent, Governor Blanchard qualifies as independent.

Messrs. Altavilla and Marchionne are employed by Fiat and do not qualify as independent directors under the New York Stock Exchange standards. Mr. Altavilla also serves as a member of the Audit Committee of the Board.

Item 8. Legal Proceedings

Various legal proceedings, claims and governmental investigations are pending against the Company on a wide range of topics, including vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including air bags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death, and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Antitrust Class Actions

More than 80 purported class action lawsuits alleging violations of antitrust laws were filed on various dates in 2003 against several motor vehicle manufacturers, including our subsidiary Chrysler Canada, as well as the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. The complaints seek injunctive relief and treble damages on behalf of each person who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions were consolidated in the U.S. District Court for the District of Maine and, in July 2009, the District Court granted the defendants’ motion for summary judgment. Chrysler Canada remains a defendant in four of the pending state court actions. In addition, Chrysler Canada is a defendant in a purported class action filed in the Ontario Superior Court of Justice in September 2007 that claims that a similar alleged conspiracy was preventing lower-cost U.S. vehicles from being sold to Canadians.

Dealer Arbitration

In December 2009, the U.S. Congress passed legislation allowing 789 automotive dealers, whose dealership franchise agreements were rejected by Old Carco in connection with the 363 Transaction, to commence binding arbitration to determine whether or not the rejected dealerships should be added to our dealer network. The legislation provides that a prevailing dealer is entitled to a letter of intent for a franchise agreement with us which will require the rejected dealer to satisfy certain customary criteria. It does not provide for payment of monetary damages by us. Approximately 400 of those rejected dealers filed for arbitration, which proceedings have now concluded with most arbitrations having been either withdrawn, settled or decided in our favor. Litigation is pending in several federal and state courts with 18 dealers that prevailed in arbitration regarding the terms of their letters of intent and/or whether federal law preempts the state law rights of existing dealers to block us from granting a franchise to a rejected dealer for a location within a certain proximity to an existing dealer.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Member Matters.

Market Information

Our Class A and Class B Membership Interests are not traded on any exchange or other interdealer electronic trading facility and there is no established public trading market for either class of our Membership Interests.

Holders

We have 800,000 Class A Membership Interests issued and outstanding held by three members of record, and 200,000 Class B Membership Interests issued and outstanding held by one member of record.

Distributions

Since our formation, we have not made any distributions on either class of our Membership Interests. We have no current plans to make any distributions on our Membership Interests. Our ability to make distributions is limited by certain restrictions contained in our credit facilities and debt instruments described above in Item 2. Financial Information – Liquidity and Capital Resources. In particular, each of our first lien credit agreement with the U.S. Treasury, the EDC loan, the VEBA Trust Note and the Canadian Health Care Trust Notes prohibits us from making distributions, other than distributions payable solely in common membership interests of the Company, certain intercompany and required or permitted joint venture payments, and distributions for the purpose of funding tax obligations in respect of taxable income that is allocated to our members. In addition, we are prohibited by the terms of our LLC Operating Agreement from making distributions to members prior to the repayment in full of our first lien credit agreement with the U.S. Treasury and the EDC loan, other than as permitted by the terms of our first lien credit agreement with the U.S. Treasury.

Our payment of distributions in the future, if any, will be determined by our Board in its sole discretion and will be paid out of funds legally available for that purpose.

Equity Compensation Plan Information

The following table sets forth information regarding our equity compensation plans as of December 31, 2010:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights		(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	—		—		—

Equity compensation plan not approved by security holders	7,903	(1)(2)	—	(3)	22,097	(4)

Total	7,903		—		22,097

(1)	The amount reported in the table consists of restricted stock units granted under the Restricted Stock Unit Plan and the 2009 Directors’ Restricted Stock Unit Plan, as approved by the Special Master for TARP Executive Compensation. Each restricted stock unit represents the right to receive a Chrysler Group Unit, which represents 1/600th of the value of a Class A Membership Interest on a fully diluted basis after conversion of the Class B Membership Interests, assuming that Fiat’s ownership interest does not increase as a result of the occurrence of the Class B Events. The fair value of a Chrysler Group Unit is based on the fair value of our Membership Interests. Since there is currently no observable publicly traded price for our Membership Interests, the calculation of the fair value of our Membership Interests is determined using an income approach. The number reported in the table represents the number of Class A Membership Interests determined by dividing 4,741,793, the number of Chrysler Group Units related to outstanding restricted stock units as of December 31, 2010, by 600. The number of Chrysler Group Units related to restricted stock units is subject to adjustment as provided for in the Restricted Stock Unit Plan and the 2009 Directors’ Restricted Stock Unit Plan. Prior to a Chrysler Group IPO, all payments under the Restricted Stock Unit Plan and the 2009 Directors’ Restricted Stock Unit Plan are settled solely in cash and, on or after a Chrysler Group IPO, payments may be in cash or publicly traded stock as determined by the Company in its sole discretion. For a description of the Restricted Stock Unit Plan and the 2009 Directors’ Restricted Stock Unit Plan, see Item 6. Executive Compensation—Compensation of the Named Executive Officers—2010 Grants of Plan-Based Awards, Item 6. Director Compensation and Note 17 to our audited financial statements included in Item 13. Financial Statements and Supplementary Data.

(2)	Awards under the Deferred Phantom Share Plan are not reported in this table because all payments under deferred phantom shares awarded under the Deferred Phantom Share Plan are settled solely in cash. For a description of the Deferred Phantom Share Plan, see Item 6. Executive Compensation—Compensation of the Named Executive Officers—2010 Grants of Plan-Based Awards and Note 17 to our audited financial statements included in Item 13. Financial Statements and Supplementary Data.

(3)	Restricted stock units do not require any payment by the holder to the Company at the time of vesting or otherwise and, accordingly, there is no weighted-average exercise price information reported in column (b).

(4)	The Compensation Committee has determined that Chrysler Group may not grant restricted stock units with respect to more than 18,000,000 Chrysler Group Units (which represents 30,000 Class A Membership Interests (or 3 percent of the Class A Membership Interests on a fully diluted basis after conversion of the Class B Membership Interests, assuming that Fiat’s ownership interest does not increase as a result of the occurrence of the Class B Events)), subject to adjustment as provided for in the Restricted Stock Unit Plan and the 2009 Directors’ Restricted Stock Unit Plan. The number reported in the table represents the number of Class A Membership Interests determined by dividing 13,258,207, the number of Chrysler Group Units remaining available for grant as of December 31, 2010, by 600.

Item 10. Recent Sales of Unregistered Securities.

We were formed as a Delaware limited liability company in April 2009. In connection with the closing of the 363 Transaction on June 10, 2009 and the transactions contemplated by the Master Transaction Agreement, we issued 676,924 Class A Membership Interests to several holding companies that are wholly-owned by the VEBA Trust, 200,000 Class B Membership Interests and related call options to Fiat North America LLC, 98,461 Class A Membership Interests to the U.S. Treasury, and 24,615 Class A Membership Interests to the Canadian Government. The call options issued to Fiat provide the right to acquire additional Class A Membership Interests in an amount representing an aggregate of up to 51 percent of the total Membership Interests in the Company (together with the Class B Membership Interests), and are exercisable at a price that equals the Company Equity Value (as defined in the LLC Operating Agreement) for the Membership Interests in the Company. Our issuance of these Membership Interests and related call options was in consideration of the transactions contemplated by the Master Transaction Agreement and related transaction agreements, including among other things, the VEBA Trust Settlement Agreement, the first lien credit agreement with U.S. Treasury, the EDC credit facility and Fiat’s contributions pursuant to the Master Industrial Agreement.

Each of the foregoing issuances was made by us in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof.

Item 11. Description of Registrant’s Securities to be Registered

The securities to be registered are our Class B Membership Interests, which we refer to in this Registration Statement, collectively with our Class A Membership Interests, as our Membership Interests. The rights of the Membership Interests are set forth in our LLC Operating Agreement. The following description of the rights of the holder of our Class B Membership Interests is a summary and is qualified in its entirety by reference to our LLC Operating Agreement, which is incorporated by reference into this Registration Statement. We have filed our LLC Operating Agreement as an exhibit to this Registration Statement.

Our LLC Operating Agreement, to which all of our members are parties, governs the rights and privileges associated with the Membership Interests we have issued to our members, arrangements for the possible issuance of additional Membership Interests in certain circumstances, distributions to holders of our Membership Interests, management and oversight of our business and operations, restrictions on transferability of Membership Interests and the reporting of financial and other information to our members.

The following descriptions are summaries of the material terms of the Class B Membership Interests, as well as the Class A Membership Interests, the rights of which may affect the Class B Membership Interests as set forth in our LLC Operating Agreement as currently in effect as well as certain agreements among our members. Copies of these instruments, which should be read in full for a complete understanding, are filed as exhibits to this Registration Statement.

We have two authorized classes of Membership Interests. Our Class B Membership Interests, which are being registered under this Registration Statement, were originally issued to and are held by Fiat. Our Class A Membership Interests were originally issued to and are held by the U.S. Treasury, a company owned by the Canadian Government and several special purpose corporations formed and owned by the VEBA Trust. The holders of our Membership Interests are not liable to us to make any additional capital contributions with respect to such interests (except as otherwise required by Section 18-607 and 18-804 of the Delaware Limited Liability Company Act, or LLC Act).

No holder of our Membership Interests is entitled to redemption rights.

Rights to Receive Allocations and Distributions

The holder of Class B Membership Interests shares proportionately in our net income or loss and is entitled to receive distributions from us. Upon liquidation, the holder of our Class B Membership Interests may be entitled to share ratably with the holders of our Class A Membership Interests in our remaining assets after accounting for: (i) the costs and expenses of any winding up, liquidation and termination of us; (ii) payment to our creditors; and (iii) establishment of the necessary reserves to meet any and all of our contingent and unforeseen liabilities or obligations.

Prior to our repayment in full of our obligations under our credit facilities with the U.S. Treasury and EDC, no distributions are to be made in respect of Membership Interests other than distributions made pro rata to members such that no member receives less than such member’s Tax Amount (as defined in the LLC Operating Agreement). See Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Chrysler Group—Credit Facilities and Certain Indebtedness.

Voting Rights

The holder of our Class B Membership Interests is entitled to vote along with holders of our Class A Membership Units on any and all matters that would require approval of the members under our LLC Operating Agreement. Specific provision has been made for election of directors as described below.

Management of the Company

We are managed by a Board which has exclusive and complete authority and discretion to manage our operations and affairs and to make all decisions regarding our business. Any action authorized by the Board will constitute an act of ours and serve to bind us. Authorized actions by the Board require an affirmative vote of a majority of the directors present at a meeting at which at least a majority of the entire Board is present.

Ownership

Subject to certain specific exceptions, the rights and privileges of the Class A and Class B Membership Interests are identical. The Class B Membership Interests originally represented a 20 percent ownership interest which we and our members agreed would be subject to increase in certain circumstances, which we refer to as the Class B Events. In particular, we had agreed that upon the occurrence of each of the Class B Events, the ownership interest held by Fiat and represented by the Class B Membership Interests would be increased by 5 percent, for an aggregate increase of 15 percent, if all three Class B Events occurred. A Class B Event would occur in the following circumstance:

•

Technology Event: If we receive regulatory approval to produce an engine in the U.S. based on Fiat’s Fully Integrated Robotised Engine, or FIRE, family (or another engine agreed to by Fiat and the U.S. Treasury) and we irrevocably commit to begin commercial production of the engine;

•

Distribution Event: If we record cumulative revenues following June 10, 2009 of $1.5 billion or more attributable to sales outside of Canada, Mexico and the U.S. and we execute franchise agreements covering at least 90 percent of Fiat’s automobile dealers in Latin America pursuant to which such dealers will carry Chrysler products; and

•

Ecological Event: If we receive regulatory approval for an automobile based on a Fiat platform or vehicle technology that has a fuel efficiency rating of at least 40 combined miles per gallon and we irrevocably commit to begin assembly in commercial quantities in the U.S.

We are obligated to make commercially reasonable efforts to encourage, facilitate and promote the completion of these Class B Events in a timely and efficient manner, including by providing funding, headcount and other resources needed to achieve them.

As a result of the occurrence of the Technology Event, the ownership interest represented by Fiat’s Class B Membership Interests increased to 25 percent in January 2011.

If the remaining Class B events do not occur by January 1, 2013, the corresponding increase in the ownership interest represented by the Class B Membership Interests will not be made. At that time, or earlier upon the consummation of a Chrysler Group IPO, or an IPO, the Class B Membership Interests will convert to Class A Membership Interests at the then-existing percentage ownership interest representing the Class B Membership Interests.

Board of Directors

Under the LLC Operating Agreement, we are managed under the oversight and direction of our Board, which consists of nine members. Our Board is required to consist of a majority of independent directors unless Fiat acquires a majority ownership interest in us. Those members were selected as follows:

•	Class B Member:

•

Fiat.  Fiat appointed three directors and may continue to do so as long as it retains at least its original 20 percent ownership interest. If Fiat’s ownership interest equals or exceeds 35 percent, it may designate a fourth director, and if Fiat holds a majority ownership interest it may designate five directors, at least one of whom must be “independent” under New York Stock Exchange rules. Fiat has pledged a portion of its ownership interest in Chrysler Group to the U.S. Treasury to secure certain of our obligations under our loan from the U.S. Treasury. If that pledge is foreclosed, the right to designate one or more directors may become vested in the U.S. Treasury. The pledge terminates if no such obligations remain outstanding, or if the obligations outstanding and unused commitment total less than $4.8 billion.

•	Class A Members:

•

VEBA Trust.  For so long as the VEBA Trust or its wholly-owned subsidiaries retain an ownership interest of 15 percent or more, it may designate one director, whose appointment is also subject to the prior written consent of the UAW.

•

Canadian Government.  Until the date that all obligations under the EDC credit facility are repaid and all commitments terminated, the existing Canadian Government member or any transferee that is wholly-owned by the Canadian Government may designate one director who qualifies as an “independent” director.

•

U.S. Treasury.  The U.S. Treasury initially designated three directors, at least two of whom were required to be “independent.” These initial directors designated a fourth “independent” director in consultation with the U.S. Treasury. If Fiat becomes entitled to designate a fourth director, the term of the director designated by the U.S. Treasury designees shall immediately expire and that U.S. Treasury director will resign. If Fiat becomes entitled to designate five directors, then, in addition to the resignation of the fourth director designated by the U.S. Treasury, one of the remaining three initial directors will resign (beginning with the non-independent initial director, if any).

If a member with a continuing right to designate directors (i.e., Fiat, the Canadian Government or the VEBA Trust) is no longer a member, it shall cause its appointed directors to resign or be removed.

Our three directors designated by the U.S. Treasury, and the fourth director designated by them, serve one year terms. Our other directors serve an initial term not to exceed three years, and subsequent terms not to exceed one year. Directors may serve an unlimited number of consecutive terms, and shall hold office until a successor is duly elected, or if earlier, until death, resignation or removal from office.

If we have a vacancy in our Board because of the death, resignation or removal of a director designated as described above, or because a director’s term of office has expired, that vacancy will be filled by the member who originally designated such director, except in the case of the U.S. Treasury or if such member is no longer entitled to designate the director, in which case the vacancy shall be filled by a Board committee comprised solely of “independent” directors.

We are required to hold meetings of our Board at least four times during each 12 month period and once during each three-month period. Special Board meetings may be called at the request of our Chairman or any two directors. The presence of a majority of the voting authority of the Board, including one director appointed by each of Fiat, the Canadian Government, the VEBA Trust and the U.S. Treasury (so long as such member is entitled to appoint a director), is necessary to constitute a quorum. The Board may also act by unanimous written consent in lieu of a meeting.

Fiat Rights

Fiat has certain special rights under the LLC Operating Agreement which reflect Fiat’s special role as our industrial partner.

•

Management.  In addition to its Board appointment rights, Fiat has the right to appoint an independent director to our Audit Committee and Compensation Committee and has the right to designate the Chairman of our Executive Committee. In addition, for as long as Fiat’s ownership interest in us is at least 20 percent, the appointment of our Chief Executive Officer requires Fiat’s prior consent.

•

Major Decisions:  A number of significant matters require approval by the affirmative vote of a majority of our Board, which for so long as Fiat holds at least a 20 percent ownership interest in us, must include the affirmative vote of at least one director selected by Fiat. These “major decisions” are:

•	an initial public offering;

•	any amendment to the LLC Operating Agreement or our other organizational documents;

•	any merger, business combination, consolidation, corporate reorganization or any transaction constituting a change of control of us;

•	any sale, transfer or other disposition of a substantial portion of our assets (together with our subsidiaries, as a whole);

•	a material change in our business purpose;

•	an opening or re-opening of a major production facility;

•	any capital expenditure, investment or commitment (or series of related expenditures, investments or commitments) by us in excess of $250 million;

•	any liquidation proceeding involving us;

•	any proposal or action by us that is not in accordance with our business plan and/or annual operating budget; and

•	any decisions over which we granted approval rights to the U.S. Treasury under the U.S. Treasury loan.

In accordance with the LLC Operating Agreement, our independent directors have appointed a business dispute designee to work with Fiat from time to time to assist in determining or resolving disputes regarding any of the following matters in which both we and Fiat may be involved:

•	related party transactions and projects with Fiat involving expenditures of more than $100 million;

•	specific vehicle, platform and powertrain programs contemplated by our 2010-2014 business plan prior to the designation of authority to spend with respect to such program; and

•	whether and to what extent any of the principal alliance agreements with Fiat should be amended.

Directors’ Duties

Our directors and officers, in the performance of their duties owe to us and our members duties of loyalty and due care of the type owed under law by directors and officers of a business corporation incorporated under the Delaware General Corporation Law, except that the doctrine of corporate opportunity or any analogous doctrine does not apply to the directors and that, other than in connection with matters as to which a director or the persons that elected such director may have a conflict of interest, no director and no person that elected such director shall have any duty to disclose to us confidential information in such director’s or person’s possession even if it is material and relevant information to us and/or the Board and neither such director nor such person shall be liable to us or our members for breach of any duty (including the duty of loyalty and any other fiduciary duties) as a director or person that has the right to designate such director by reason of such lack of disclosure of such confidential information.

We have agreed to indemnify and hold harmless our directors, officers and employees from liability incurred in connection with any proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests to the fullest extent permitted by Delaware law. Our indemnification obligation to officers and directors survives termination of the LLC Operating Agreement. See also Item 12. Indemnification of Directors and Officers.

Rights and Duties of Members

Members have no right to take part in our management or operation other than through the Board, nor may a member take action on behalf of us without the prior written approval of our Board. Except as required by law, members are not entitled to any rights of dissent or appraisal rights with respect to any transaction which we may undertake.

The affirmative vote of the holders of a majority of our Membership Interests is required to:

•

Redeem, purchase or otherwise acquire any of our Membership Interests, except for the repurchase of Membership Interests from employees, officers, directors, consultants or other persons performing services that were issued Membership Interests pursuant to an employment or other agreement, or an equity or similar plan under which we have the option or obligation to repurchase such interests;

•

Authorize any new class of Membership Interests, increase the size of any class of Membership Interests or issue any new Membership Interests, other than those authorized to be issued under the LLC Operating Agreement;

•

Adopt an equity or similar plan or issue Membership Interests to directors, officers, employees or consultants primarily for compensatory purposes except pursuant to an option approved by a majority of the Membership Interests then outstanding; and

•	Change our independent auditors or materially change our accounting policies.

Meetings of our members may be called at any time by two directors, our Chairman of the Board or our Chief Executive Officer. Written notice must be given not less than 10 nor more than 30 business days before the meeting. The presence of holders of a majority of outstanding voting Membership Interests, present in person or represented by proxy, shall constitute a quorum; provided that the presence of Fiat and the U.S. Treasury, for so long as they remain members, is required for a quorum to exist.

Any action that may be taken at any meeting of members may be taken without a meeting by the written consent of the members holding outstanding voting Membership Interests sufficient to approve such action.

Issuance and Transfer of Membership Interests

In addition to the potential that Fiat’s ownership interest may increase by up to an additional 10 percent upon the occurrence of the remaining Class B Events, we and certain of our members have entered into a number of other arrangements that may affect the ownership of our Membership Interests. These include a call option we granted to Fiat under the LLC Operating Agreement, options granted by several of our members in favor of Fiat and as provided in an equity recapture agreement between the VEBA Trust and the U.S. Treasury, and preemptive rights under the LLC Operating Agreement.

Call Option from Chrysler.  Between January 1, 2013 and June 30, 2016, Fiat may exercise the following call options to acquire Class A Membership Interests:

•

Alternative Call Option:  If one or more of the Class B Events has not occurred by January 1, 2013, Fiat may acquire additional Class A Membership Interests such that Fiat’s total interest would increase by 5 percent in the aggregate for each Class B Event that has not occurred.

•

Incremental Equity Call Option:   Fiat may acquire additional Class A Membership Interests such that Fiat’s total ownership interest may increase by up to 16 percent in the aggregate. This option is exercisable only so long as the sum of the principal and unfunded commitments under the U.S. Treasury loans and the EDC loans does not exceed approximately $4 billion.

The price of the Membership Interests acquired in connection with the exercise of either of these options will depend on whether or not we have completed a Chrysler Group IPO at the time the option is exercised. If a Chrysler Group IPO has not occurred, the exercise price for both of these options is determined using a defined market-based multiple, not to exceed Fiat’s multiple, applied to our reported EBITDA for the most recent four quarters less our Net Industrial Debt. Net Industrial Debt is defined as our total indebtedness less total cash and cash equivalents and Gold Key Lease financing. Subsequent to a Chrysler Group IPO, the exercise price is determined by reference to a volume-weighted average price per share of our common stock. In any of the scenarios described above, Fiat’s ownership interest will increase through dilution of the other members’ ownership interests.

Fiat may exercise these options prior to January 1, 2013 if the U.S. Treasury loans and the EDC loans have been repaid in full. Fiat’s ownership interest cannot exceed 49.9 percent until the government loans have been repaid in full.

Other Call Options and Equity Arrangements.  The U.S. Treasury has granted Fiat a call option on the Class A Membership Interests held by U.S. Treasury (including those acquired by the U.S. Treasury under the equity recapture agreement described below). This call option has the same post-IPO pricing terms as the call option under the LLC Operating Agreement. The pre-IPO option price is to be a negotiated price or, absent agreement, a price established by the average of the closest estimated values determined by two of three investment banks. This option is exercisable during the 12-month period following the repayment in full of the U.S. Treasury loans.

The VEBA Trust has granted Fiat a call option on a portion of the Class A Membership Interests held by the VEBA Trust. This call option has the same pricing terms as the call option under the LLC Operating Agreement. It is exercisable from July 1, 2012 to June 30, 2016 provided that it covers 40 percent of the Membership Interests originally issued to the VEBA Trust and may be exercised for no more than 8 percent of such Membership Interests in any six month period.

The U.S. Treasury and the VEBA Trust are parties to an equity recapture agreement that is intended to provide to U.S. Treasury the economic benefit associated with the Membership Interests held by the VEBA Trust in excess of a threshold amount of $4.25 billion plus 9 percent per annum from January 1, 2010. Once the VEBA Trust receives proceeds in such amount, any additional proceeds payable to the VEBA Trust and any Membership Interests returned by the VEBA Trust are to be transferred to the U.S. Treasury for no further consideration. In addition, the equity recapture agreement provides for interim and final settlements of one-third, one-half and 100 percent of the value in 2014, 2016 and 2018, respectively, if the VEBA Trust has not sold a specified amount of our equity by that time.

Transferability.  In addition to the right of the VEBA Trust to transfer its Membership Interests to Fiat pursuant to the call option agreement or to U.S. Treasury pursuant to the equity recapture agreement, permitted transfers by our members include the following:

•

U.S. Treasury and the Canadian Government may transfer their Membership Interests if Fiat reasonably determines that the proposed transferee is not a competitor, or an affiliate of a competitor, of Fiat;

•	Any member may transfer its Membership Interests in connection with a Chrysler Group IPO, preemptive rights or the exercise of registration rights;

•	Any member may transfer its Membership Interests to one of its own Controlled Affiliates, as defined in the LLC Operating Agreement;

•

Prior to the first anniversary of the repayment of our U.S. Treasury loans or the EDC loans in full, Fiat may transfer its Membership Interests with the prior written consent of the U.S. Treasury or EDC; and

•	On or after the first anniversary of the repayment of the U.S. Treasury loans and EDC loans in full, Fiat may transfer its Membership Interests at any time.

Fiat may not terminate its rights as a member prior to June 10, 2011. Fiat must surrender its Membership Interests in Chrysler Group if we are the terminating party of the Master Industrial Agreement or if Fiat exercises its right to terminate the Master Industrial Agreement at any time after June 10, 2011 and such termination occurs prior to the earlier of the date that the Class B Events are achieved or June 10, 2013. See Item 7. Certain Relationships and Related Transactions, and Director Independence. Each other member may resign prior to the dissolution of Chrysler Group only upon the assignment of the entirety of its Membership Interests.

If the VEBA Trust seeks to transfer its Membership Interests, it must provide notice to Fiat and Fiat will have an irrevocable non-transferable first option to purchase all or a portion of the offered securities at the same price and on the same terms and conditions as the proposed transfer. If Fiat fails to exercise the first option or exercises the first option in part, the selling member shall give notice to each non-Fiat member and to us. Each of those members will have an irrevocable non-transferable option to purchase all or a portion of the remaining offered securities at the same price and on the same terms and conditions as the proposed transfer.

Fiat has granted co-sale rights to the other members, which shall have the right to include a number of Membership Interests in any proposed transfer by Fiat if those members exercise their co-sale rights under the LLC Operating Agreement. If the proposed transferee fails to purchase the other member’s offered interests, then Fiat shall not be permitted to make the proposed transfer.

Preemptive Rights.  As long as any of our members has an aggregate ownership interest of at least 10 percent, which we refer to as a 10% Member, prior to a Chrysler Group IPO, we may not:

•

issue additional Membership Interests unless, prior to such issuance we offer such Membership Interests to each such 10% Member at the same price per interest and upon the same terms and conditions; or

•

consummate any capital contribution transaction unless, prior to the consummation of such capital contribution, we offer such 10% Member the right to consummate such a capital contribution on the same terms and conditions.

These rights terminate upon the earlier of a Chrysler Group IPO or a liquidation proceeding.

Registration Rights

Pursuant to the terms of the Shareholders Agreement by and among Fiat, the U.S. Treasury, the VEBA Trust and the Canadian Government, entered into in connection with the completion of the 363 Transaction, which we refer to as the Shareholders Agreement, each of Fiat, the VEBA Trust, the U.S. Treasury and the Canadian Government, whom we refer to collectively as the Rights Holders, will be entitled to rights with respect to the registration of shares of their Membership Interests, or the Registrable Membership Interests, under the Securities Act, as described below.

Demand Registration Rights.  On the earlier of January 1, 2013 and a date that is six months after the initial public offering of equity securities of the Company or any of its affiliates holding the majority of the Company’s assets, each of the Rights Holders may make a demand requiring us to use our reasonable best efforts to register the Registrable Membership Interests. In the event that such a demand occurs before the date that is six months after the initial public offering, we are not required to effect that registration unless both the U.S. Treasury and the Canadian Government join in that request or such request comes from a Rights Holder (other than Fiat)

holding 10 percent or more of our equity securities. We are not required to effect more than one registration per 12-month period per Rights Holder, and we are not required to effect more than two registrations per 12-month period. Rights Holders may not demand registration unless, together with all other Rights Holders making a concurrent demand, they demand registration of at least $50 million of the Company’s securities or they are demanding registration of all of the Registrable Membership Interests they own. The VEBA Trust is permitted to make up to five requests for registration, and the other Rights Holders may make up to five requests aggregately.

Piggyback Registration Rights.  If, following the earlier of January 1, 2013 and a date that is six months after the initial public offering of equity securities of the Company or any of its affiliates holding the majority of the Company’s assets, the Company proposes or is required to file a registration statement under the Securities Act with respect to an offering of its equity securities solely for its own account, the Rights Holders will have the right to include any or all of the Registrable Membership Interests.

Form S-3 Registration Rights.  On the date that is six months after the initial public offering of equity securities of the Company or any of its affiliates holding the majority of the Company’s assets, each of the Rights Holders may make a demand requiring us to use our reasonable best efforts to register the Registrable Membership Interests on a Form S-3 registration statement subject to the following conditions. Rights Holders may not demand registration unless, together with all other Rights Holders making a concurrent demand, they demand registration of at least $50 million of the Company’s securities or they are demanding registration of all of the Registrable Membership Interests they own. The aggregate number of registrations (on Form S-3 and pursuant to the process described above under —Demand Registration Rights) that we are obligated to file shall not exceed ten, although the number of takedowns under any Form S-3 registration statement is unlimited. A Rights Holder may not make such a demand request for six months after the effective date of any registration statement filed by us covering Registrable Membership Interests held by that Rights Holder.

Registration Expense.  We will pay all expenses incurred in connection with each of the registrations described above, except for underwriting discounts and commissions and transfer taxes, if any.

Limited Liability

The LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of distribution that the distribution was in violation of the LLC Act will be liable to the company for the amount of the distribution for three years. Under the LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from the LLC Operating Agreement.

Reporting

Under the LLC Operating Agreement, we are obligated to make certain reports to our members, including by providing to them monthly, quarterly and annual financial reports including comparisons to budget and financial projections. Our quarterly and annual financial reports must include financial statements prepared in accordance with U.S. GAAP, including in the case of annual financial statements an unqualified audit report.

Item 12. Indemnification of Directors and Officers

Section 18-108 of the Delaware Limited Liability Company Act provides that a limited liability company may indemnify any member or manager or other person against any and all claims and demands whatsoever, subject to any standards and restrictions set forth in its limited liability company agreement. Our LLC Operating Agreement provides that we will indemnify, to the fullest extent permitted by the Delaware Limited Liability Company Act and to the extent of our assets available for such purpose, each person who was or is made a party or is threatened to be made a party to or is involved in or participates as a witness with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was our director or officer, or is or was serving at our request as a manager, director, officer, employee, fiduciary or agent of another entity against any and all loss, cost, damage, fine, expense (including reasonable fees and expenses of attorneys and other advisors and any court costs incurred by such person) or liability actually and reasonably incurred by such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company.

Termination of a proceeding by judgment, order, settlement, conviction or upon a plea of no contest will not, of itself, create a presumption that such person did not act in good faith or in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. The foregoing indemnity will not apply in respect of any claim, issue or matter as to which a director or officer has been adjudged to be liable to us, except to the extent the court in which such action or suit was brought determines such person is fairly and reasonably entitled to indemnity as such court deems proper. We also will not be required to indemnify any director or officer in connection with a proceeding that was initiated by such person against us or any of our subsidiaries, unless such proceeding was authorized by our Board. We will pay in advance or reimburse reasonable expenses (including advancing reasonable costs of defense) incurred by a director or officer who is named or threatened to be named in a proceeding, provided that such person will agree to repay us if such person is finally judicially determined by a court of competent jurisdiction not to be entitled to indemnification.

We have also entered into separate indemnification agreements with our directors. Each indemnification agreement provides that we will indemnify our directors against all expenses (including reasonable attorneys’ or witness fees), judgments, penalties, losses, damages, liabilities, fines and amounts paid in settlement actually and reasonably incurred by a director or on his behalf in connection with any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing, appeal, or any other proceeding, to which any such director may be a party or threatened to be made a party or otherwise involved in as a witness by reason of such director’s status serving (i) as our director, officer, employee, or agent or (ii) as a director, partner, trustee, officer, employee or agent of any other entity at our request, or by reason of such director’s taking of any action or of any inaction on his or her part while acting in either of these capacities, including proceedings in the right of the Company.

The indemnification agreements also require us to advance expenses incurred by such persons within 15 days after receipt of a written request, provided that such persons undertake to repay such amounts if it is ultimately determined that they are not entitled to indemnification. Additionally, the agreements set forth certain procedures that will apply in the event of a claim for indemnification under the agreements and that we (or any other parties challenging indemnification) have the burden of proof to overcome that presumption in reaching any contrary determination.

We are not required to provide indemnification under the agreements for certain matters, including indemnification and advancement of expenses for any action initiated by such person without the consent of our board of directors (except actions to establish or enforce a right under such an indemnification agreement, the LLC Operating Agreement or a directors’ and officers’ insurance policy). We believe that the terms of the agreements were reasonable and comparable to terms of agreements negotiated on an arm’s-length basis.

The rights to indemnification conferred in our LLC Operating Agreement and the separate indemnifications agreements are not exclusive of any other rights that such person may have or acquire under any law, agreement, vote of our members or disinterested directors or otherwise.

We maintain directors’ and officers’ liability insurance for our officers and directors.

Item 13. Financial Statements and Supplementary Data.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

Chrysler Group LLC

We have audited the accompanying consolidated balance sheets of Chrysler Group LLC and subsidiaries (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income, members’ deficit, and cash flows for the year ended December 31, 2010 and the period from June 10, 2009 (inception) to December 31, 2009. Our audits also included the financial statement schedule included at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chrysler Group LLC and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the year ended December 31, 2010, and the period from June 10, 2009 (inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

February 25, 2011

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of dollars)

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Revenues, net	$41,946	$17,710
Cost of sales	35,886	16,111

GROSS MARGIN	6,060	1,599
Selling, administrative and other expenses	3,797	4,336
Research and development expenses (Note 3)	1,500	626
Restructuring expenses, net (Note 21)	48	34
Interest expense (Note 5)	1,276	470
Interest income	(48)	(111)

LOSS BEFORE INCOME TAXES	(513)	(3,756)
Income tax expense (Note 13)	139	29

NET LOSS	$(652)	$(3,785)

See accompanying notes to consolidated financial statements.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions of dollars)

	December 31, 2010	December 31, 2009
CURRENT ASSETS:
Cash and cash equivalents	$7,347	$5,862
Restricted cash (Note 14)	304	203
Marketable securities	-	15
Trade receivables, net of allowance for doubtful accounts of $102 and $68	819	1,752
Inventories (Note 6)	3,647	2,783
Prepaid expenses and other assets (Note 10)	2,173	2,283
Deferred taxes (Note 13)	30	56

TOTAL CURRENT ASSETS	14,320	12,954
PROPERTY AND EQUIPMENT:
Property, plant and equipment, net (Note 7)	13,817	13,960
Equipment on operating leases, net (Note 8)	1,535	2,576

TOTAL PROPERTY AND EQUIPMENT	15,352	16,536
OTHER ASSETS:
Advances to related parties and other financial assets	154	183
Restricted cash (Note 14)	367	527
Goodwill (Note 9)	1,361	1,361
Other intangible assets, net (Note 9)	3,504	3,444
Deferred taxes (Note 13)	39	22
Prepaid expenses and other assets (Note 10)	352	396

TOTAL OTHER ASSETS	5,777	5,933

TOTAL ASSETS	$35,449	$35,423

CURRENT LIABILITIES:
Trade liabilities	$7,028	$5,564
Accrued expenses and other liabilities (Note 11)	7,594	12,112
Current maturities of financial liabilities (Note 12)	2,758	1,092
Deferred revenue	888	667
Deferred taxes (Note 13)	85	68

TOTAL CURRENT LIABILITIES	18,353	19,503
LONG-TERM LIABILITIES:
Accrued expenses and other liabilities (Note 11)	9,961	11,084
Financial liabilities (Note 12)	10,973	8,459
Deferred revenue	580	552
Deferred taxes (Note 13)	71	55

TOTAL LONG-TERM LIABILITIES	21,585	20,150
Commitments and contingencies (Note 14)	-	-

MEMBERS' DEFICIT
Membership Interests
Class A Membership Interests - 800,000 units authorized, issued and outstanding	-	-
Class B Membership Interests - 200,000 units authorized, issued and outstanding	-	-
Contributed capital	1,399	409
Accumulated losses	(4,437)	(3,785)
Accumulated other comprehensive loss	(1,451)	(854)

TOTAL MEMBERS' DEFICIT	(4,489)	(4,230)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$35,449	$35,423

See accompanying notes to consolidated financial statements.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of dollars)

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(652)	$(3,785)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and intangible assets	2,692	1,428
Depreciation of equipment on operating leases	359	159
Net amortization of favorable and unfavorable lease contracts	13	16
Changes in deferred taxes	55	65
Non-cash interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments (Note 5)	244	112
Payable-in-kind interest (Note 5)	68	310
Net loss on disposal of property, plant and equipment, equipment on operating leases and intangible assets	29	8
Non-cash adjustments to restructuring reserve estimates, net (Note 21)	(227)	(8)
Non-cash stock-based compensation expense (Note 17)	35	1
Collection of pension receivable - Daimler (Note 18)	200	200
Pension and OPEB contributions (Note 18)	(662)	(766)
Reimbursements of OPEB contributions resulting from
Canadian Healthcare Trust Settlement (Note 18)	53	-
Payments associated with the Canadian Health Care Trust Settlement (Note 18)	(160)	-
Canadian Healthcare Trust Settlement loss (Note 18)	46	-
Loss on remeasurement of VEBA Trust Note and Membership Interests (Note 18)	-	2,051
Collection of tax indemnity recoverable - Daimler (Note 13)	377	-
Changes in accrued expenses and other liabilities	845	1,278
Changes in other operating assets and liabilities (2009 period is net of 363 Transaction):
-inventories	(860)	258
-trade receivables	931	(24)
-trade liabilities	1,469	1,857
-other assets and liabilities	(660)	(825)

NET CASH PROVIDED BY OPERATING ACTIVITIES	4,195	2,335

See accompanying notes to consolidated financial statements.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In millions of dollars)

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,195	2,335

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(2,385)	(1,088)
Proceeds from disposals of property, plant and equipment	13	33
Proceeds from disposals of equipment on operating leases	1,109	738
Change in restricted cash	60	366
Change in loans and notes receivable	36	7
Payment to Old Carco LLC related to 363 Transaction (Note 2)	-	(2,000)
Cash acquired related to 363 Transaction (Note 2)	-	1,694
Proceeds from the USDART (Note 14)	-	500

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(1,167)	250

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Mexican development banks loan (Note 12)	400	-
Repayment of Chrysler Receivables SPV loan (Note 12)	(123)	-
Repayment of Canadian Health Care Trust Notes (Note 12)	(45)	-
Proceeds from U.S. Treasury (Note 12)	-	4,576
Proceeds from Export Development Canada (Note 12)	-	355
Repayment of Warranty SPV loan (Note 19)	-	(280)
Repayment of Auburn Hills Headquarters loan (Note 12)	(12)	(95)
Proceeds from Gold Key Lease financing (Note 12)	266	-
Repayments of Gold Key Lease financing (Note 12)	(1,903)	(1,248)
Net repayment of other financial liabilities	(109)	(40)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,526)	3,268

Effect of exchange rate changes on cash and cash equivalents	(17)	9

Net change in cash and cash equivalents	1,485	5,862
Cash and cash equivalents at beginning of period	5,862	-

Cash and cash equivalents at end of period	$7,347	$5,862

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid, net of capitalized interest	$(1,148)	$(235)
Income tax (payments) refunds, net	(40)	10

SUPPLEMENTAL DISCLOSURES OF NON-CASH FLOW INVESTING AND FINANCING ACTIVITIES:
Reclassification of VEBA Trust Note and related discount from Accrued Expenses and Other Liabilities to Financial Liabilities (Note 18)	3,854	-
Satisfaction of contribution receivable for the VEBA Trust Membership Interests (Note 18)	990	-
Settlement of CAW retiree OPEB obligation in exchange for
Canadian Health Care Trust Notes (Note 18)	1,087	-
Capitalized interest on VEBA Trust Note (Note 12)	123	-

See accompanying notes to consolidated financial statements.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' DEFICIT

(In millions of dollars)

	Contributed Capital	Accumulated Losses	Comprehensive Loss	Accumulated Other Comprehensive Loss	Total
Balance at June 10, 2009	$-	$-		$-	$-

VEBA Trust contribution, net (a)	-				-
Fiat intellectual property contribution	320				320
United States Department of the Treasury contribution	72				72
Canada CH Investment Corporation contribution	17				17
Net loss		(3,785)	$(3,785)		(3,785)
Other comprehensive loss:
Foreign currency translation adjustments (b)			58
Defined benefit plan adjustments:
Actuarial loss (b)			(913)
Prior service credit (b)			1

Other comprehensive loss			(854)	(854)	(854)

Comprehensive loss			$(4,639)

Balance at December 31, 2009	$409	$(3,785)		$(854)	$(4,230)

VEBA Trust contribution (Note 18)	990				990
Net loss		(652)	$(652)		(652)
Other comprehensive loss:
Unrealized loss on derivatives (b)			(32)
Foreign currency translation adjustments (b)			(107)
Defined benefit plan adjustments:
Actuarial loss (b)			(463)
Prior service credit (b)			5

Other comprehensive loss			(597)	(597)	(597)

Comprehensive loss			$(1,249)

Balance at December 31, 2010	$1,399	$(4,437)		$(1,451)	$(4,489)

(a) The fair value of the VEBA Trust Membership Interests as of June 10, 2009 and December 31, 2009, was $479 million and $990 million, respectively. These amounts were offset by a contribution receivable of an equivalent amount. Refer to Note 18, Employee Retirement and Other Benefits, for additional information.

(b) Net of $0 of taxes.

See accompanying notes to consolidated financial statements.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.  Background and Nature of Operations

For purposes of these financial statements, unless otherwise specified, the terms “we,” “us,” “our,” “Chrysler Group” or the “Company” refer to Chrysler Group LLC and its consolidated subsidiaries, or any one or more of them, as the context may require, “Old Carco” refers to Old Carco LLC f/k/a Chrysler LLC and its consolidated subsidiaries, or any one or more of them, as the context may require, and “Fiat” refers to Fiat S.p.A, a corporation organized under the laws of Italy, and its consolidated subsidiaries, or any one or more of them, as the context may require.

Background

Chrysler Group LLC was formed on April 28, 2009, as a Delaware limited liability company. On June 10, 2009 (the “Transaction Date”), we purchased the principal operating assets and assumed certain liabilities of Old Carco and its principal domestic subsidiaries, in addition to acquiring the equity of Old Carco’s principal foreign subsidiaries, in exchange for $2.0 billion in cash under the terms of a Master Transaction Agreement among the Company, Fiat and Old Carco and certain of its subsidiaries in a transaction approved by the United States Bankruptcy Court for the Southern District of New York pursuant to section 363 of the United States Bankruptcy Code (the “363 Transaction”). In connection with the closing of the 363 Transaction, we received capital contributions from the United Auto Workers’ Retiree Medical Benefits Trust (the “VEBA Trust”), Fiat, the United States Department of the Treasury (the “U.S. Treasury”) and the Canadian Government in exchange for ownership interests in the Company of 67.7 percent, 20.0 percent, 9.8 percent and 2.5 percent, respectively. Refer to Note 12, Financial Liabilities, Note 18, Employee Retirement and Other Benefits, Note 19, Other Transactions with Related Parties, and Note 23, Subsequent Events, for additional information.

Nature of Operations

The nature of our primary operations includes the design, engineering, manufacture and wholesale distribution of passenger cars, utility vehicles, which include sport utility vehicles and crossover vehicles, minivans, pick-up trucks and medium duty trucks under the brand names Chrysler, Jeep, Dodge and Ram. Our vehicles, as well as parts and accessories, including those sold under the Mopar brand name, are primarily produced and distributed in our principal markets of the U.S., Canada and Mexico. Our products are sold in more than 120 countries around the world. The majority of our operations, sales, independent dealers and employees are in North America, primarily in the U.S. Vehicle, parts and accessories sales outside of North America are primarily through our international distribution centers, which in turn sell to local independent dealers. We refer to our international distribution centers, which are wholly-owned subsidiaries that distribute our products in certain countries outside of North America, as national sales companies (“NSCs”). In 2010, Fiat assumed the management of our distribution and sales operations in select European countries, pending Fiat’s appointment as our general distributor in Europe in June 2011. Beginning in October 2010, we assumed responsibility for the distribution of Fiat vehicles and service parts in Mexico. Refer to Note 19, Other Transactions with Related Parties, for additional information.

Retail Financing

In August 2010, we entered into an Auto Finance Operating Agreement with Ally Financial Inc. (“Ally”), which replaced our prior arrangements with Ally. Pursuant to the terms of the agreement, Ally provides wholesale and retail financing to our dealers and retail customers in the U.S., Canada and Mexico in accordance with its usual and customary lending standards. During 2010, and in an effort to expand financing options for our U.S. retail customers, we entered into agreements with Santander Consumer USA, Inc. for loans to sub-prime retail customers and with U.S. Bank, N.A. for lease financing. Additionally, Chrysler Canada Inc. (“Chrysler Canada”)

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.  Background and Nature of Operations - Continued

Retail Financing - Continued

has arrangements with a number of financial institutions to provide a variety of retail financing programs to our Canadian retail customers. Refer to Note 12, Financial Liabilities, and Note 14, Commitments, Contingencies and Concentrations, for additional information regarding our relationship with Ally.

Note 2.  Basis of Presentation and Business Combination Accounting

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All inter-company transactions have been eliminated in consolidation.

Business Combination Accounting

We accounted for the 363 Transaction utilizing the acquisition method of accounting in accordance with the accounting guidance related to business combinations. The cash consideration for the transaction was $2.0 billion. Goodwill of $1,361 million was calculated as the excess of the consideration transferred to the creditors of Old Carco in the 363 Transaction over the June 10, 2009 values recognized for the identifiable assets acquired and the liabilities assumed. Goodwill represents the future economic benefits arising from other assets acquired as part of the 363 Transaction that do not meet the separability criteria of the business combinations accounting guidance.

The following summarizes the estimated values of the assets acquired and liabilities assumed on June 10, 2009 (in millions):

Consideration transferred		$2,000

Cash and cash equivalents	1,694
Restricted cash	1,079
Marketable securities	16
Trade receivables	1,731
Inventories	3,040
Property, plant and equipment	14,242
Equipment on operating leases	3,415
Prepaid expenses and other assets	3,278
Advances to related parties and other financial assets	185
Deferred taxes	120
Other intangible assets	3,219

Total assets acquired	32,019

Trade liabilities	3,782
Accrued expenses and other liabilities	20,557
Financial liabilities	5,659
Deferred revenue	1,262
Deferred taxes	120

Total liabilities assumed	31,380

Value of net assets acquired		639

Goodwill (excess of consideration transferred over value of net assets)		$1,361

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2.  Basis of Presentation and Business Combination Accounting - Continued

Business Combination Accounting - Continued

In applying the accounting guidance related to business combinations, we recorded the assets acquired and the liabilities assumed from Old Carco at fair value, except for certain pre-acquisition contingent liabilities for which fair value was not determinable, deferred income taxes and certain liabilities associated with employee benefits, which were recorded according to other accounting guidance. These adjustments are final and no determinations of fair value are considered provisional. The significant assumptions related to the valuation of our assets and liabilities recorded in connection with the 363 Transaction are discussed below.

Inventories

We recorded inventories at a fair value of $3,040 million, which was determined as follows:

•

Finished products were determined based on the estimated selling price of finished products on hand less costs to sell, including disposal and holding period costs, as well as a reasonable profit margin on the selling and disposal effort for each specific category of finished products being evaluated;

•

Work in process was determined based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, as well as a reasonable profit margin on the remaining manufacturing, selling and disposal effort; and

•	Raw materials were determined based on current replacement cost.

Property, Plant and Equipment

We recorded property, plant and equipment, which includes land, buildings, leasehold improvements, machinery, equipment, construction in progress and special tooling, at a fair value of $14,242 million. The fair value was based on the premise of highest and best use.

The cost approach was applied in determining fair value for certain assets related to buildings, leasehold improvements and the majority of our machinery, equipment and special tooling. This method considers the amount required to construct or purchase a new asset of equal utility at current prices, with adjustments in value for physical deterioration, as well as functional and economic obsolescence. Economic obsolescence represents a loss in value due to unfavorable external conditions, such as the economics of the automotive industry as of June 10, 2009. Economic obsolescence was estimated based on expectations of the highest and best use of the property, plant and equipment, which generally contemplated an in-use valuation premise. Land was valued using the comparable sales method, which is a market approach that uses recent transactions for similar types of real property as a basis for estimating the fair value of the land acquired.

Equipment on Operating Leases

We recorded equipment on operating leases for which we are the lessor at a fair value of $3,415 million, which was based on the market value of comparable assets.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2.  Basis of Presentation and Business Combination Accounting - Continued

Business Combination Accounting - Continued

Intangible Assets

We recorded intangible assets at a fair value of $3,219 million. The following is a summary of the methods used to determine the fair value of our significant intangible assets:

•	The relief from royalty method was used to calculate the fair value of brand names of $2,210 million. The significant assumptions used in this method included:

•	Forecasted revenue for each brand name (Chrysler, Jeep, Dodge, Ram and Mopar);

•	Royalty rates based on licensing arrangements for the use of brands and trademarks in the automotive industry and related industries;

•	Discount rates ranging from 19 percent to 26 percent based on an estimated weighted average cost of capital (“WACC”) and adjusted for perceived business risks related to these intangible assets; and

•	Indefinite economic lives for the acquired brands.

•

The cost approach was used to calculate the fair value of the acquired dealer networks of $384 million. The fair value of the acquired dealer networks was determined based on our estimated costs to re-create the dealer networks, which took into consideration an estimate of an optimal number of dealers.

•	The relief from royalty method was used to calculate the fair value of patented and unpatented technology of $208 million. The significant assumptions used included:

•	Forecasted revenue for each technology category;

•	Royalty rates based on licensing arrangements for similar technologies and obsolescence factors by technology category;

•	Discount rates ranging from 18 percent to 21 percent based on an estimated WACC and adjusted for perceived business risks related to these developed technologies; and

•	Estimated economic lives, which ranged from 4 to 10 years.

•	We recorded other intangible assets of $417 million, which included $192 million related to operating lease contracts that were favorable relative to available market terms.

Financial Liabilities

We recorded financial liabilities, including debt and capital leases, at a fair value of $5,659 million. The fair value was calculated using a discounted cash flow methodology utilizing a synthetic credit rating to estimate the non-performance risk associated with our debt instruments, adjusted where appropriate for any security interests.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2.  Basis of Presentation and Business Combination Accounting - Continued

Business Combination Accounting - Continued

Pre-acquisition Contingencies

Certain pre-acquisition contingent liabilities were assumed from Old Carco, including certain warranty obligations and product liabilities, as well as various pending legal actions and proceedings arising in connection with Old Carco’s activities as an automotive manufacturer. Some of these legal actions and proceedings include claims for substantial or indeterminate amounts of damages. Due to the number of variables and assumptions involved in assessing the possible outcome of these legal actions and proceedings, sufficient information does not exist to reasonably estimate the fair value of these pre-acquisition contingent liabilities. Additionally, we were unable to measure the fair value of certain warranty obligations and product liabilities assumed from Old Carco, as of June 10, 2009, due to uncertainty in the timing and amount of those obligations. As such, these liabilities have been measured in accordance with the accounting guidance related to contingencies. We establish reserves for these matters when a loss is probable and reasonably estimable. Refer to Note 14, Commitments, Contingencies and Concentrations, for additional information related to these contingencies.

Note 3.  Summary of Significant Accounting Policies

Consolidation and Financial Statement Presentation

The consolidated financial statements include the accounts of our subsidiaries, certain variable interest entities (“VIEs”) where we are the primary beneficiary and entities controlled by us. Related parties that are 20 percent to 50 percent owned and subsidiaries where control is expected to be temporary are accounted for under the equity method.

We continually evaluate our involvement with VIEs to determine whether we have variable interests and are the primary beneficiary of the VIE. Based on our evaluation, we identified transactions with, or variable interests in, certain VIEs. The financial results of the VIEs in which we are the primary beneficiary are included in the accompanying Consolidated Financial Statements in accordance with the accounting guidance for consolidations. Refer to Note 4, Variable Interest Entities, for additional information regarding our VIEs.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued an update to the guidance on the two-step goodwill impairment testing process for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform the second step of the goodwill impairment test if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. This guidance is effective for periods beginning after December 15, 2010 for public entities. We will comply with this guidance in connection with our goodwill impairment testing during 2011.

In May 2010, the FASB issued guidance that expanded the disclosure requirements for an enterprise that interacts with a country with multiple exchange rates. Specifically, in cases when the reported balance differs from the actual U.S. dollar (“USD”) denominated balances, an enterprise should make disclosures that inform users of the financial statements as to the nature of these differences. We adopted this guidance on May 1, 2010. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In January 2010, the FASB issued guidance that expanded the required disclosures about fair value measurements, which is described in further detail below under Fair Value Measurements. In particular, this

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Recent Accounting Pronouncements - Continued

guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for items that fall in either Level 2 or Level 3. We adopted this guidance as of January 1, 2010 and it did not have a material effect on our consolidated financial statements.

In October 2009, the FASB issued accounting guidance that amends the accounting for multiple-element arrangements. It addresses how to separate deliverables and measure and allocate consideration to one or more units of accounting. The overall consideration is allocated to each deliverable by establishing a selling price for each deliverable based on the following hierarchy of evidence: (i) vendor-specific objective evidence, (ii) other third party evidence or (iii) an estimate of the selling price of each deliverable in the arrangement. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We adopted this guidance on January 1, 2011, and we are evaluating the potential impact on our consolidated financial position, results of operations and cash flows.

In June 2009, the FASB issued an amendment to the guidance related to the consolidation of VIEs. It requires periodic reassessments of whether an enterprise is the primary beneficiary of a VIE. Additionally, it amended the analysis a company performs when assessing whether or not it is the primary beneficiary of a VIE, as well as requiring enhanced disclosures about a company’s involvement in VIEs. We adopted this guidance as of January 1, 2010 and it did not have a material effect on our consolidated financial position, results of operations or cash flows. Refer to Note 4, Variable Interest Entities, for additional information regarding our VIEs.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, goodwill, long-lived asset and indefinite-lived intangible asset impairment analyses, recoverability of investments in equipment on operating leases, warranty obligations, product liability accruals, sales incentive obligations, restructuring accruals, valuation of derivative instruments, valuation of deferred tax assets, obligations related to income taxes, employee benefit related obligations and the useful lives of property and equipment. Actual results could differ from those estimates. Future changes in economic conditions may have a significant effect on such estimates made by management. Management believes the following significant accounting policies affect its more significant estimates, judgments and assumptions used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue for sales of vehicles and service parts is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have transferred to the customer, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable and collectability is reasonably assured. For vehicles, this is generally when the vehicle is released to the carrier responsible for transporting vehicles to

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Revenue Recognition - Continued

dealers. Revenues are recognized net of discounts, including but not limited to, cash sales incentives, customer bonuses and rebates granted. Shipping and handling costs are recorded as cost of sales in the period incurred. Operating lease revenue is recognized over the contractual term of the lease on a straight-line basis.

We use price discounts to adjust vehicle pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and to support promotional campaigns. We may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and retail customers and subvention programs offered to retail customers or lease subsidies, which reduce the retail customer’s monthly lease payment. Incentive programs are generally brand, model and region specific for a defined period of time, which may be extended.

We record the estimated cost of sales incentive programs offered to dealers and retail customers as a reduction to revenue at the time of sale to the dealer. This estimated cost represents the incentive programs offered to dealers and retail customers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to revenue in the period the adjustment is determinable. For the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009, incentive expense was $7.0 billion and $3.2 billion, respectively, and is included as a reduction to Revenues, Net in the accompanying Consolidated Statements of Operations.

Vehicle sales through our Guaranteed Depreciation Program (“GDP”), under which we bear residual value risk by guaranteeing or otherwise assuming responsibility for the minimum resale value of the vehicle are accounted for similar to an operating lease and rental income is recognized over the contractual term of the lease on a straight line basis. Gains or losses from the resale of these vehicles are included within gross margin. Cash flows associated with this program are included within Cash Flows From Operating Activities in the accompanying Consolidated Statements of Cash Flows.

In connection with the 363 Transaction, we, through Chrysler Canada, assumed a vehicle lease portfolio known as “Gold Key Lease”. These vehicles are leased to Canadian consumers and are accounted for as operating leases. Operating lease revenue is recognized over the contractual term of the lease on a straight-line basis. Initial direct costs are recorded as an adjustment to the carrying value of the leased assets and are amortized over the term of the lease on a straight-line basis. We are currently winding down our Gold Key Lease vehicle lease program, and do not anticipate to add additional vehicles to the portfolio. Refer to Note 8, Equipment on Operating Leases, Net, and Note 12, Financial Liabilities, for additional information related to this portfolio.

We offer extended, separately priced, warranty and maintenance service contracts for certain products. Revenues from these contracts are deferred and recognized as revenue over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances where there is insufficient historical information, revenue is recognized using the straight-line method. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenue.

Cost of Sales

Cost of sales includes material, labor and overhead costs incurred in the manufacturing and distribution of vehicles and parts. Overhead costs consist primarily of variable and fixed manufacturing costs, including depreciation and amortization expense, as well as wages and fringe benefits. Cost of sales also includes product

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Cost of Sales - Continued

-related costs, which are described below under Product-Related Costs, along with interest, depreciation and amortization expense related to the Gold Key Lease portfolio, as well as depreciation expense related to our GDP vehicles.

Stock-Based Compensation

We have various compensation plans that provide for the granting of stock-based compensation to certain employees and directors. Certain of our plans are subject to approval by the U.S. Treasury’s Office of the Special Master for Troubled Asset Relief Program (“TARP”) Executive Compensation (the “Special Master”). We account for stock-based compensation plans in accordance with the accounting guidance set forth for share-based payments, which requires us to recognize stock-based compensation expense based on fair value. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award using an income approach. For those awards with post-vesting contingencies, we apply an adjustment to account for the probability of meeting the contingencies. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Compensation expense is recognized over the employee service period with an offsetting increase to contributed capital or accrued expenses and other liabilities depending on the nature of the award. If awards contain certain performance conditions in order to vest, we recognize the cost of the award when achievement of the performance condition is probable. Costs related to plans with graded vesting are generally recognized using the graded vesting method. We record stock-based compensation expense in Selling, Administrative and Other Expenses in the accompanying Consolidated Statements of Operations.

Product-Related Costs

Expenditures for research and development include material and personnel costs and are expensed as incurred. Research and development expenses were $1,500 million and $626 million for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively. Advertising, sales promotion and other product-related costs are also expensed as incurred. For the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, advertising expense was $1,721 million and $677 million, respectively, and is included in Selling, Administrative and Other Expenses in the accompanying Consolidated Statements of Operations.

We periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. We establish reserves for product warranties, including the estimated cost of these service and recall actions, when the related sale is recognized. Refer to Note 11, Accrued Expenses and Other Liabilities, for additional information related to warranty reserves. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles. Costs associated with these actions are recorded in Cost of Sales in the accompanying Consolidated Statements of Operations.

We reserve for estimated product liability costs arising from personal injuries alleged to be the result of product defects. The valuation of the accrual is actuarially determined on an annual basis based on, among other factors, the number of vehicles sold and product liability claims incurred. Costs associated with this reserve are recorded in Cost of Sales in the accompanying Consolidated Statements of Operations and any subsequent adjustments to the product liability reserve are recorded in the period in which the adjustment is determinable.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Restructuring Actions – Exit and Disposal Activities

We account for employee separation, exit and disposal activities in accordance with the relevant accounting guidance on these topics. Actions associated with restructuring plans include, but are not limited to, workforce reductions, capacity adjustments (plant closure or permanent shift eliminations), product cancellations and international distribution network realignments. Costs associated with these actions may include, but are not limited to, employee severance, accelerated post-employment benefits, relocations, contract terminations, plant deactivations and legal claims.

Post-employment benefits accrued for workforce reductions related to restructuring activities are recorded in the period when it is probable that employees will be terminated, which generally occurs when a plan meets the following criteria and is communicated to employees: (i) management, having authority to approve the action, commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their location and job classifications or functions, as well as the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated and (iv) the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will occur or that the plan will be withdrawn. Other associated costs such as relocations, contract terminations and plant deactivations are recorded when the costs are incurred. Costs associated with actions which will exceed one year are reflected on a discounted basis. Restructuring reserves are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets and are reviewed quarterly for adequacy and any necessary adjustments are recorded in the period the adjustment is determinable.

Income Taxes

We are a limited liability company classified as a partnership entity for U.S. federal income tax purposes. As such, we are not a taxable entity for U.S. federal income tax purposes. Rather, federal taxable income or loss is included in the respective federal income tax returns of our members. However, our provision for income taxes includes foreign taxes for our corporate subsidiaries, as well as for certain U.S. states which impose income taxes upon non-corporate legal entities.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for net operating loss and tax credit carry forwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are recognized if it is more likely than not that the benefit from the deferred tax asset will not be realized. In addition, current income taxes include adjustments to accruals for uncertain tax positions and related interest expense or income.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less at the date of purchase are classified as cash equivalents.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Marketable Securities

Our investments in marketable securities are classified as available-for-sale based upon management’s intent and are accounted for at fair value. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive income (loss) (“AOCI”), net of applicable income taxes, until realized. A decline in value of any available-for-sale security below cost, that is deemed to be other than temporary, results in an impairment charge to earnings that reduces the carrying amount of the security to fair value, establishing a new cost basis. Realized gains or losses are determined on a specific identification basis.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts as a contra asset to our accounts receivable balances. A provision for probable losses is charged against selling, administrative and other expenses to maintain the allowance for doubtful accounts at an amount management believes represents the best estimate of probable losses related to specifically identified receivables as well as probable losses inherent in all other receivables as of the balance sheet date. Management periodically and systematically evaluates the adequacy of the allowance for doubtful accounts by reviewing historical loss experience, delinquency statistics and other factors in the economy that are expected to have an impact on the losses incurred, in addition to specifically identified probable losses.

Inventories

Inventories are stated at the lower of cost or market. The cost for a substantial portion of finished product inventories was determined primarily on a specific identification basis. The cost of other inventories is determined on a first-in, first-out (“FIFO”) basis. The measurement of inventories includes the direct costs of materials, labor, inbound transportation and indirect manufacturing costs.

Property, Plant and Equipment, Net and Equipment on Operating Leases, Net

Property, plant and equipment and equipment on operating leases are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets. Gains and losses upon disposal of leased vehicles and adjustments to reflect impairment of the vehicles’ residual values are also included in depreciation expense. Under the terms of the Canadian Guaranteed Depreciation Program, leased vehicles are repurchased by us prior to being sold at auction. Upon our repurchase, the leased vehicle is reclassified from equipment on operating leases, net to inventory at the lower of cost or estimated fair value. Routine maintenance costs are expensed as incurred.

Residual Values

We have significant investments in the residual values of our vehicle lease portfolios which are included in equipment on operating leases, net. These residual values represent estimates of the fair value of the leased assets at the end of the contract terms and are initially recorded based on industry estimates. Realization of the residual values is dependent on our future ability to market the vehicles for sale under the prevailing market conditions. Throughout the lease term, residual values are reviewed at least quarterly to determine whether the estimates of the fair value of the assets at the end of the lease terms are appropriate. To the extent the expected value of the vehicle at lease termination changes, we record adjustments to the expected residual value. Changes in the expected residual values are adjusted through additional or reduced depreciation or recognition of an impairment loss. These assumptions and related additional or reduced depreciation may change based on market conditions.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Impairment of Long-Lived Assets

Long-lived assets held and used (such as property, plant and equipment, and equipment on operating leases) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds the fair value of the asset or group of assets. No impairment indicators were identified during the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009. As such, no impairment charges were recognized during the respective periods. When long-lived assets are considered held for sale, they are recorded at the lower of carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Other Intangible Assets

We account for goodwill in accordance with the accounting guidance related to intangibles and goodwill, which requires us to test goodwill for impairment at the reporting unit level at least annually and when significant events occur or there are changes in circumstances that indicate the fair value is less than the carrying value. Such events could include, among others, a significant adverse change in the business climate, an unanticipated change in the competitive environment and a decision to change the operations of the Company. We have one operating segment, which is also our only reporting unit.

Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test is to compare the fair value of our reporting unit to its carrying value. The fair value is determined by estimating the present value of expected future cash flows for the reporting unit. If the fair value of the reporting unit is greater than its carrying amount, no impairment exists and the second step of the test is not performed. If the carrying amount of the reporting unit is greater than the fair value, there is an indication that an impairment may exist and the second step of the test must be completed to measure the amount of the impairment. The second step of the test calculates the implied fair value of goodwill by assigning the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. The implied fair value is then compared to the carrying value. If the implied fair value of goodwill is less than the carrying value, an impairment loss is recognized equal to the difference. Goodwill is evaluated for impairment annually as of October 1, and no impairments have been recognized for the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009.

Intangible assets with a finite useful life are amortized over their respective estimated useful lives, which are reviewed by management each reporting period and whenever changes in circumstances indicate that the carrying value of the assets may not be recoverable. Other intangible assets determined to have an indefinite useful life are not amortized, but are instead tested for impairment annually. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Management estimates fair value through various techniques including discounted cash flow models, which incorporate market based inputs, and third party independent appraisals, as considered appropriate. Management also considers current and estimated economic trends and outlook.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Foreign Currency

The functional currency of our Mexican and Venezuelan subsidiaries is the USD. The functional currency of our other international operations, notably our Canadian subsidiaries and NSCs, is the local currency. The assets and liabilities of our foreign operations where the functional currency is the local currency are translated into USD using the exchange rate in effect as of the balance sheet date. Income statement amounts are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a component of AOCI. Foreign currency exchange gains and losses arising from fluctuations in currency exchange rates on transactions and balances denominated in currencies other than the functional currency are recorded in earnings as incurred and are included in Revenues, Net in the accompanying Consolidated Statements of Operations. For the year ended December 31, 2010, net foreign currency transaction losses were $30 million. For the period from June 10, 2009 to December 31, 2009, net foreign currency transaction gains were $21 million. Refer to Note 22, Venezuelan Currency Devaluation, for additional information related to the currency devaluation in Venezuela.

Fair Value Measurements

The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as cash and cash equivalents, restricted cash and marketable securities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data. Instruments in this category include non-exchange-traded derivatives such as over-the-counter currency and commodity forwards and swap contracts.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. At each balance sheet date, we perform an analysis of all instruments subject to fair value measurement and include in Level 3 all of those whose fair value is based on significant unobservable inputs. Instruments in this category include non-exchange traded derivatives such as over-the-counter commodity option and swap contracts.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Fair Value Measurements - Continued

Refer to Note 15, Fair Value Measurements, for a detailed discussion of the use of observable and unobservable inputs.

As part of the process of measuring the fair value of liabilities (including liabilities assumed as part of the 363 Transaction), we considered the non-performance risk related to that liability, which includes our credit risk. The effect of our credit risk on the fair value of the liability may differ depending on whether the liability is an obligation to deliver cash versus goods or services, as well as the terms of the credit enhancements related to the liability.

Note 4.  Variable Interest Entities

Consolidated VIEs

Gold Key Lease

We use special purpose entities to securitize future lease payments and vehicle residual values for the portfolio of vehicles under our Gold Key Lease financing program. As of December 31, 2010 and 2009, we were the sole beneficiary of the consolidated assets from these VIEs and we are considered to be the primary beneficiary. We are currently winding down the Gold Key Lease financing program and no vehicles were added to the vehicle lease portfolio during the year ended December 31, 2010.

The following amounts were included in the respective financial statement captions in the accompanying Consolidated Balance Sheets related to these VIEs as of December 31 (in millions of dollars):

	2010	2009
Restricted cash	$172	$192
Equipment on operating leases, net	635	1,828
Financial liabilities	173	1,213

Refer to Note 3, Summary of Significant Accounting Policies, Note 8, Equipment on Operating Leases, Net, and Note 12, Financial Liabilities, for additional information related to our Gold Key Lease program and financing arrangements.

Chrysler Receivables SPV LLC

In connection with the 363 Transaction, we purchased the equity of Chrysler Receivables SPV LLC (“Receivable SPV”) and assumed the terms of the Auto Supplier Support Program, which was established by the U.S. Treasury in 2009 to ensure the payment of qualified automotive receivables to certain automotive suppliers of Old Carco. We also assumed a $1.5 billion loan facility that was previously provided by the U.S. Treasury to Receivable SPV to finance this program, which was subsequently reduced to $1.0 billion. Receivable SPV was formed on April 7, 2009 to facilitate the Auto Supplier Support Program and was a wholly-owned subsidiary of Old Carco. Receivable SPV was determined to be a VIE as its total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, in the form of additional equity contributions from us. We were also the primary beneficiary, as we absorbed the majority of the losses and received the majority of the benefits of Receivable SPV. Receivable SPV was dissolved in December 2010.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 4.  Variable Interest Entities - Continued

Consolidated VIEs - Continued

Chrysler Receivables SPV LLC - Continued

At December 31, 2009, we had $172 million of restricted funds which were to be used solely for the Auto Supplier Support Program and $123 million outstanding on the $1.0 billion loan facility. The restricted funds and the related loan balance are classified as current as of December 31, 2009 and are included in Restricted Cash and Financial Liabilities, respectively, in the accompanying Consolidated Balance Sheets.

During March 2010, we repaid the $123 million outstanding on the facility and all accrued and unpaid interest. In April 2010, the Auto Supplier Support Program expired and, in accordance with the terms of the agreement, we paid the U.S. Treasury a $40 million exit fee associated with the program, as well as $5 million, which represented 50 percent of the residual equity of Receivable SPV. Refer to Note 12, Financial Liabilities, and Note 19, Other Transactions with Related Parties, for additional information related to Receivable SPV and the loan.

Nonconsolidated VIEs

ZF Marysville, LLC

We have a commercial agreement with ZF Marysville, LLC (“ZFM”) in which ZFM will produce lightweight axles at one of our new facilities. ZFM was determined to be a VIE as it does not have sufficient equity at risk to finance its activities. We hold no equity interests in ZFM and we do not have the power to direct the activities of ZFM which most significantly affect its economic performance. Therefore, we have determined we are not the primary beneficiary of ZFM.

ZFM began production in July 2010. Upon the start of operations, we recorded capital lease assets and capital lease obligations resulting from an embedded capital lease related to the equipment used to produce the lightweight axles. At December 31, 2010, we had $64 million of capital lease assets and $66 million of capital lease obligations, which are included in Property, Plant and Equipment, Net and Financial Liabilities, respectively, in the accompanying Consolidated Balance Sheets. Our maximum exposure to loss is approximately $38 million through our contractual commitments to ZFM through 2020.

U.S. Dealer Automotive Receivables Transition LLC

As a result of the 363 Transaction, we replaced Old Carco as a party to the Ally Master Transaction Agreement (“Ally MTA”) between Old Carco, U.S. Treasury, Ally and U.S. Dealer Automotive Receivables Transitions LLC (“USDART”). The Ally MTA provides for a risk sharing arrangement, in which USDART will reimburse Ally for a majority of certain qualifying losses on loans made to certain dealers prior to November 21, 2009. USDART was determined to be a VIE as it does not have sufficient equity at risk to finance its activities. As of December 31, 2010, we have a variable interest in USDART in the form of a $100 million advance to USDART. However, we do not have the power to direct the activities of USDART which most significantly affect its economic performance, therefore, we determined we were not the primary beneficiary of USDART.

Based on the terms of the Ally MTA, USDART must maintain a minimum balance in its cash account in order to cover potential losses incurred by Ally in conjunction with the Ally MTA. If during the term of the Ally MTA

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 4.  Variable Interest Entities - Continued

Nonconsolidated VIEs - Continued

U.S. Dealer Automotive Receivables Transition LLC - Continued

this balance falls below $75 million, we will be required to make a payment to USDART to increase the balance to $100 million. Upon conclusion of the Ally MTA, the unused portion of the $100 million advance to USDART will be transferred to us. In addition, the total losses incurred by Ally and the remaining balance of the advance will reduce our Tranche C Commitments (as described and defined in Note 12, Financial Liabilities).

The Ally MTA will terminate no earlier than May 2013 unless all parties mutually agree to terminate the contract at an earlier date. As of December 31, 2010 and 2009, $96 million and $100 million, respectively, is included in Advances to Related Parties and Other Financial Assets in the accompanying Consolidated Balance Sheets. At December 31, 2010, $4 million is included in Other Assets in the accompanying Consolidated Balance Sheets and represents qualifying loan losses incurred by Ally to date, which will reduce our Tranche C Commitments at the conclusion of the Ally MTA. Refer to Note 12, Financial Liabilities, and Note 14, Commitments, Contingencies and Concentrations, for additional information related to USDART.

Note 5.  Interest Expense

Interest Expense in the accompanying Consolidated Statements of Operations included the following (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Financial interest expense
Related parties (see Note 19)	$934	$3
Other	220	145
Interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments	229	103
Payable-in-kind interest – related party (see Note 19)	68	310
Capitalized interest related to capital expenditures	(175)	(91)

Total	$1,276	$470

In addition to the interest amounts included in Interest Expense in the accompanying Consolidated Statements of Operations, we recorded financial interest expense related to Gold Key Lease financing activities of $67 million and $53 million in Cost of Sales for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively. Gold Key Lease financial interest expense includes the effects of interest rate swaps. We also recorded $23 million and $15 million of net interest accretion related to Gold Key Lease financing activities in Cost of Sales in the accompanying Consolidated Statements of Operations for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively. Refer to Note 12, Financial Liabilities, for additional information related to Gold Key Lease.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 6.  Inventories

Inventories summarized by major classification as of December 31 were as follows (in millions of dollars):

	2010	2009
Finished products, including service parts	$2,163	$1,768
Work in process	1,355	903
Raw materials and manufacturing supplies	129	112

Total	$3,647	$2,783

Note 7.  Property, Plant and Equipment, Net

Property, plant and equipment summarized by major classification as of December 31 were as follows (in millions of dollars):

	Range of Useful Lives (years)		2010	2009
Land	-		$274	$267
Leasehold improvements and buildings	12 - 40		2,600	2,412
Technical equipment and machinery	3 - 30		6,250	5,244
Factory, office and other equipment	3 - 19		1,263	1,055
Special tooling	5 - 12		5,492	3,981
Construction in progress, including advance payments related to plant and equipment	-		1,676	2,383

			17,555	15,342
Accumulated depreciation and amortization			(3,738)	(1,382)

		Total	$13,817	$13,960

Depreciation and amortization of property, plant and equipment was $2,558 million and $1,356 million for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively.

Note 8.  Equipment on Operating Leases, Net

Equipment on operating leases summarized by major classification as of December 31 were as follows (in millions of dollars):

	Range of Service Lives (years)		2010	2009
Leased vehicles - Gold Key Lease	5 - 15		$813	$1,955
Leased vehicles - Guaranteed Depreciation Program	5 - 15		694	493
Other leased assets	12 - 40		301	283

			1,808	2,731
Accumulated depreciation			(273)	(155)

		Total	$1,535	$2,576

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 8.  Equipment on Operating Leases, Net - Continued

Included in Leased vehicles - Gold Key Lease is a portfolio of vehicles that we, through Chrysler Canada, assumed in connection with the 363 Transaction. Refer to Note 3, Summary of Significant Accounting Policies, for additional information. We have multiple securitizations of future lease payments on substantially all of these operating leases and the related vehicles’ residual values. The securitizations have been accounted for as secured borrowings. We use special purpose entities which are considered VIEs for most of the securitizations. As of December 31, 2010 and 2009, we were the sole beneficiary of the consolidated assets from these VIEs. Refer to Note 4, Variable Interest Entities, for additional information.

Collections from the operating leases and proceeds from the sale of leased vehicles are available only for repayment of the debt assumed or other obligations issued or arising in conjunction with the securitization transactions and are not available to pay other obligations or the claims of other creditors. As of December 31, 2010 and 2009, the debt associated with the on-balance sheet lease securitizations was $173 million and $1,213 million, respectively, and is included in Financial Liabilities in the accompanying Consolidated Balance Sheets.

Included in Leased vehicles - Guaranteed Depreciation Program above are vehicles sold to daily rental car companies which are subject to guaranteed minimum resale values.

Depreciation of equipment on operating leases was $359 million and $159 million for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively, and is included in Cost of Sales in the accompanying Consolidated Statements of Operations.

Our future minimum lease payments due from customers for equipment on operating leases as of December 31, 2010 were as follows (in millions of dollars): 2011 - $169; 2012 - $32; 2013 - $14; 2014 - $13; 2015 - $10; 2016 and thereafter - $29.

Note 9.  Goodwill and Other Intangible Assets

In connection with the 363 Transaction we recorded goodwill of $1,361 million. No adjustments to the carrying amount of goodwill were recorded during the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009. We have one operating segment, which is also our only reporting unit.

In connection with the 363 Transaction, we recognized $3,219 million of intangible assets for brand names, dealer networks, favorable operating lease contracts, patented and unpatented technology, software and other intangibles acquired from Old Carco. Also in connection with the 363 Transaction, Fiat provided rights to intellectual property which we valued at $320 million as of June 10, 2009. Our intangible assets subject to amortization primarily represent the dealer networks, intellectual property rights, patented and unpatented technology, favorable operating lease contracts and software. During the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009, additions of $267 million and $41 million, respectively, were recognized with a weighted-average amortization period of 9 years and 5 years, respectively.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 9.  Goodwill and Other Intangible Assets - Continued

The components of other intangible assets as of December 31 were as follows (in millions of dollars):

	Range of Useful Lives (years)	2010
		Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Brand names	Indefinite	$2,210	$-	$2,210
Dealer networks	20	392	31	361
Fiat contributed intellectual property rights	10	320	50	270
Other intellectual property rights	1 - 12	252	4	248
Patented and unpatented technology	4 - 10	208	53	155
Favorable operating lease contracts	1 - 17	209	158	51
Software and other	1 - 8	277	68	209

Total		$3,868	$364	$3,504

	Range of Useful Lives (years)	2009
		Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Brand names	Indefinite	$2,210	$-	$2,210
Dealer networks	20	388	11	377
Fiat contributed intellectual property rights	10	320	18	302
Other intellectual property rights	4 - 6	55	-	55
Patented and unpatented technology	4 - 10	208	19	189
Favorable operating lease contracts	1 - 17	200	76	124
Software and other	1 - 8	211	24	187

Total		$3,592	$148	$3,444

The following presents the amount of intangible asset amortization expense included in the respective financial statement captions of the accompanying Consolidated Statements of Operations (in millions of dollars):

	Financial Statement Caption	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Favorable operating lease contracts	Revenues, Net	$71	$74
Patented and unpatented technology, intellectual property, software and other	Cost of Sales	115	61
Dealer networks and other	Selling, Administrative and Other Expenses	24	11

	Total	$210	$146

Based on the gross carrying amount of other intangible assets as of December 31, 2010, the estimated future amortization expense for the next five years is as follows (in millions of dollars): 2011 - $171; 2012 - $148; 2013 - $145; 2014 - $135 and 2015 - $121.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 10.  Prepaid Expenses and Other Assets

The components of prepaid expenses and other assets as of December 31 were as follows (in millions of dollars):

	2010			2009
	Current	Non- Current	Total	Current	Non- Current	Total
Tax indemnity recoverable - Daimler (see Note 13 and 23)	$1,112	$-	$1,112	$1,442	$-	$1,442
Amounts due from related parties (see Note 19)	241	-	241	18	-	18
Pension receivable - Daimler (see Note 18)	198	-	198	198	192	390
Prepaid pension expense (see Note 18)	-	71	71	-	36	36
Other	622	281	903	625	168	793

Total	$2,173	$352	$2,525	$2,283	$396	$2,679

Note 11.  Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities as of December 31 were as follows (in millions of dollars):

	2010			2009
	Current	Non- Current	Total	Current		Non- Current	Total
Pension and postretirement benefit obligations (see Note 18)	$237	$6,442	$6,679	$5,437	(a)	$7,296	$12,733
Product warranty costs	1,187	1,984	3,171	1,111		2,065	3,176
Sales incentives	2,130	-	2,130	1,763		-	1,763
Income and other taxes	933	153	1,086	975		84	1,059
Personnel costs	572	431	1,003	485		439	924
Vehicle residual value guarantees, excluding Gold Key Lease financing	401	-	401	370		-	370
Workers’ compensation	85	224	309	88		246	334
Restructuring actions (see Note 21)	239	-	239	203		178	381
Accrued interest (b)	235	-	235	61		-	61
Amounts due to related parties (see Note 19) (c)	30	-	30	5		-	5
Other	1,545	727	2,272	1,614		776	2,390

Total	$7,594	$9,961	$17,555	$12,112		$11,084	$23,196

(a)	Includes the VEBA Trust Note and Membership Interests issued to the VEBA Trust, which, in total, were valued at $5,077 million, including $233 million of accrued interest. Refer to Note 18, Employee Retirement and Other Benefits, and Note 19, Other Transactions with Related Parties, for additional information.
(b)	Includes $215 million and $40 million of accrued interest due to related parties as of December 31, 2010 and 2009, respectively. Refer to Note 19, Other Transactions with Related Parties, for additional information.
(c)	Excludes amounts due to related parties which are separately discussed in (a) and (b) above.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 11.  Accrued Expenses and Other Liabilities - Continued

We issue various types of contractual product warranties under which we generally guarantee the performance of products delivered for a certain period or term. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. Estimates are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line. The changes in accrued product warranty costs (excluding deferred revenue from separately priced extended warranty and maintenance contracts, as well as supplier recoveries) were as follows (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Balance at beginning of period	$3,176	$3,513
Provision for current period warranties	1,342	556
Adjustments to pre-existing warranties	123	(41)
Net warranty settlements	(1,497)	(891)
Interest accretion, translation and other adjustments	27	39

Balance at end of period	$3,171	$3,176

During the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009, we recognized recoveries from suppliers related to warranty claims of $120 million and $95 million, respectively, which are excluded from the change in warranty costs above.

We also offer customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is recorded as a component of Deferred Revenue in the accompanying Consolidated Balance Sheets at the inception of the contract and is recognized into revenue over the contract period in proportion to the costs expected to be incurred based on historical information. The following summarizes the changes in deferred revenue from these contracts (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Balance at beginning of period	$779	$782
Deferred revenues for current period service contracts	433	224
Earned revenues in current period	(444)	(270)
Interest accretion, translation and other adjustments	61	43

Balance at end of period	$829	$779

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities

The components of financial liabilities as of December 31 were as follows (in millions of dollars):

	2010
	Interest Rate		Face Value		Carrying Value
Financial Liabilities Payable Within One Year:
	Effective
U.S. Treasury first lien credit facility - Tranche B (a)	7.22%	(b)	$2,080	(h)	$2,076
Export Development Canada credit facility - Tranche X (a)	20.57%	(c)	500		439
Canadian Health Care Trust Note - Tranche D	5.50%	(d)	25		25

Other:	Weighted Average
Asset-backed notes payable - Gold Key Lease	3.64%	(e)	132		130
Liabilities from capital leases	11.63%		31		23
Other financial obligations	10.50%		76		65

Total other financial liabilities			239		218

Total financial liabilities payable within one year			$2,844		$2,758

	2010
	Maturity	Interest Rate		Face Value		Carrying Value
Financial Liabilities Payable After One Year:
		Effective
VEBA Trust Note	7/15/2023	11.71%		$4,710		$4,018

U.S. Treasury first lien credit facilities:
Tranche C (a)	6/10/2017	12.16%	(f)	3,662	(h)	3,557
Zero coupon note (a)	6/10/2017	14.33%	(g)	100		63

Total U.S. Treasury first lien credit facilities				3,762		3,620

Export Development Canada credit facilities:
Tranche X (a)	6/10/2017	20.57%	(c)	791		453
Tranche X-2 (a)	6/10/2017	7.00%	(c)	395		395

Total Export Development Canada credit facilities				1,186		848

Canadian Health Care Trust Notes:
Tranche A	6/30/2017	7.98%	(i)	432		470
Tranche B	6/30/2024	9.21%	(i)	432		445
Tranche C	6/30/2024	9.68%	(j)	97		79
Tranche D	6/30/2012	5.50%	(d)	25		23

Total Canadian Health Care Trust Notes				986		1,017

Mexican development banks credit facility	7/19/2025	9.65%	(k)	416		416

Other:		Weighted Average
Gold Key Lease credit facility	2012	6.21%		443		438
Asset-backed notes payable - Gold Key Lease	2012	3.05%	(e)	43		43
Liabilities from capital leases	2012-2020	13.99%		246		190
Other financial obligations	2012-2024	12.60%		418		383

Total other financial liabilities				1,150		1,054

Total financial liabilities payable after one year				12,210		10,973

Total				$15,054		$13,731

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

	2009
	Weighted Average Interest Rate		Face Value	Carrying Value
Financial Liabilities Payable Within One Year:
Asset-backed notes payable - Gold Key Lease	5.81	% (e)	$932	$922
Liabilities to U.S. Treasury - Receivable SPV	5.50%		123	123
Liabilities from capital leases	12.96%		23	14
Other financial obligations	9.14%		35	33

Total financial liabilities payable within one year			$1,113	$1,092

	Maturity	Interest Rate		Face Value		Carrying Value
Financial Liabilities Payable After One Year:
		Effective
U.S. Treasury first lien credit facilities:
Tranche B (a)	12/10/2011	7.22	% (b)	$2,080	(h)	$2,072
Tranche C (a)	6/10/2017	12.16	% (f)	3,594	(h)	3,478
Zero coupon note (a)	6/10/2017	14.33	% (g)	100		54

Total U.S. Treasury first lien credit facilities				5,774		5,604

Export Development Canada credit facilities:
Tranche X (a)	6/10/2017	20.57	% (c)	1,224		766
Tranche X-2 (a)	6/10/2017	7.00	% (c)	400		375

Total Export Development Canada credit facilities				1,624		1,141

Other:		Weighted Average
Gold Key Lease credit facility	2011-2012	6.15%		971		953
Asset-backed notes payable - Gold Key Lease	2011-2012	5.88	% (e)	293		291
Liabilities from capital leases	2012-2020	15.98%		211		149
Other financial obligations	2012-2024	13.93%		388		321

Total other financial liabilities				1,863		1,714

Total financial liabilities payable after one year				9,261		8,459

Total				$10,374		$9,551

(a)	Collectively, these loans are referred to as “Government Loans” (see Note 19).
(b)	Loans bear interest at a three month LIBOR + 5.00 percent subject to a 2.00 percent floor and a quarterly reset on LIBOR. Stated interest rate as of December 31, 2010 and 2009 was 7.00 percent.
(c)	Loans bear interest at a three month CDOR + 5.00 percent subject to a 2.00 percent floor and a quarterly reset on CDOR. Stated interest rate as of December 31, 2010 and 2009 was 7.00 percent.
(d)	Canadian Health Care Trust Tranche D Note is non-interest bearing.
(e)	The weighted-average interest rates include the effects of interest rate swap agreements.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

(f)	Loans bear interest at a three month LIBOR + 7.91 percent subject to a 2.00 percent floor and a quarterly reset on LIBOR. Stated interest rate as of December 31, 2010 and 2009 was 9.91 percent plus $17 million per quarter of capitalized Payable-In-Kind (“PIK”) interest as discussed below.
(g)	Zero coupon note shall not bear interest until the Ally MTA expiration date (May 2013) or the date the Ally MTA is terminated by all parties. Upon the termination, the note shall bear interest at LIBOR + 7.91 percent subject to a 2.00 percent floor on LIBOR.
(h)	Includes capitalized PIK interest as discussed below.
(i)	Loan bears interest at a stated rate of 9.00 percent.
(j)	Loan bears interest at a stated rate of 7.50 percent.
(k)	Loan bears interest at the 28 day TIIE + 4.80 percent subject to a quarterly reset on TIIE. Stated interest rate as of December 31, 2010 was 9.65 percent.

As of December 31, 2010, the carrying amounts of our financial obligations were $1,323 million less than the face value, of which $662 million relates to the allocation of fair value in connection with the 363 Transaction, $692 million relates to the discount on the VEBA Trust Note recognized in connection with the VEBA Settlement Agreement (as defined and discussed below) and $31 million relates to the net premium on the Canadian Health Care Trust Notes recognized in connection with the Canadian Health Care Trust Settlement Agreement (as defined and discussed below). These amounts will be accreted as an adjustment to interest expense over the remaining period to maturity. Refer to Note 2, Basis of Presentation and Business Combination Accounting, for further discussion of the allocation of fair value in connection with the 363 Transaction. As of December 31, 2010, aggregate annual contractual maturities of financial liabilities (excluding the $662 million decrease related to business combination accounting from the 363 Transaction and $661 million of discounts net of premiums) were as follows (in millions of dollars): 2011 - $2,844; 2012 - $644; 2013 - $428; 2014 - $431; 2015 - $464 and 2016 and thereafter - $10,243. Included in the annual contractual maturities is $132 million and $486 million due in 2011 and 2012, respectively, related to Gold Key Lease obligations. These obligations are primarily repaid out of collections from the related operating leases and, as a result, they may be repaid prior to their contractual maturity.

VEBA Trust Note

On June 10, 2009, and in accordance with the terms of a settlement agreement between us and the International Union, United Automobile, Aerospace and Agriculture Implement Workers of America (“UAW”), hereinafter referred to as the VEBA Settlement Agreement, we issued a senior unsecured note (“VEBA Trust Note”) with a face value of $4,587 million to the VEBA Trust.

On January 1, 2010, (the “Implementation Date”) and in accordance with the terms of the VEBA Settlement Agreement, we were discharged of any obligations related to postretirement health care benefits for certain UAW retirees. Refer to Note 18, Employee Retirement and Other Benefits. As a result of this settlement, we recognized a financial liability for the VEBA Trust Note at a fair value of $3,854 million, which included the $4,587 million VEBA Trust Note net of the related discount of $733 million. The VEBA Trust Note has an implied interest rate of 9.0 percent and requires annual payments of principal and interest beginning on July 15, 2010 and continuing to July 15, 2023. As of December 31, 2010, contractual maturities, including principal and interest, for the VEBA Trust Note were as follows (in millions of dollars): 2011 - $300; 2012 - $400; 2013 - $600; 2014 - $650; 2015 - $650 and 2016 and thereafter - $6,246. The principal amounts due on the VEBA Trust Note are also included in the aggregate annual contractual maturities of the total financial liabilities noted above.

Scheduled VEBA Trust Note payments through 2012 do not fully satisfy the interest accrued at the implied rate of 9.0 percent. In accordance with the agreement, the difference between a scheduled payment and the accrued

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

VEBA Trust Note - Continued

interest through June 30 of the payment year will be capitalized as additional debt on an annual basis. In July 2010, we made a scheduled interest payment of $315 million on the VEBA Trust Note and $123 million of accrued interest was capitalized as additional debt.

U.S. Treasury Credit Facilities

On June 10, 2009, and in connection with the 363 Transaction, we entered into a first lien credit agreement with the U.S. Treasury, which includes a $2.0 billion term loan (“Tranche B Loan”) used to acquire substantially all of the net operating assets of Old Carco. The credit agreement also makes various term loans available to us for future working capital needs in an amount not to exceed $4.6 billion (“Tranche C Commitment”) through June 10, 2017, subject to certain conditions precedent, including substantially contemporaneous advances under the credit facility with the Export Development Canada (“EDC”) described below. In addition, we provided the U.S. Treasury a $288 million note and assumed $500 million of U.S. Treasury loans originally provided to Chrysler Holding LLC (“Holding”) for the benefit of Old Carco. We collectively refer to these loans, as well as the amounts drawn on the Tranche C Commitment as “Tranche C Loans”. We also provided the U.S. Treasury a $100 million zero coupon note.

In accordance with the terms of the loan agreement, all interest incurred on the Tranche B Loan and Tranche C Loans for the period from June 10, 2009 to December 31, 2009 was Payable-In-Kind (“PIK”). The Tranche C Commitment will continue to accrue quarterly PIK interest of a maximum of $17 million through June 10, 2017. Quarterly PIK interest will be reduced by a calculated percentage based on any prepayment amounts on the Tranche C Loans. The additional PIK interest will be capitalized as additional debt on a quarterly basis. Accordingly, $68 million and $310 million of PIK interest was capitalized as additional debt during the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009, respectively. Beginning in 2010, interest, excluding PIK interest, is paid quarterly.

On June 10, 2016, the Tranche C Loans are required to be prepaid and the amounts undrawn on the Tranche C Commitment reduced in a certain priority by an amount equal to 50 percent of the total of the Tranche C

Commitment plus assumed debt, less the amount of any prior prepayments or commitment reductions. On that date, the additional note and zero coupon note are also required to be prepaid in the amount of 50 percent of their respective face values. Any amounts repaid on the loans cannot be re-borrowed.

The first lien credit agreement provides that $350 million of the Tranche C Commitment may only be used to fund potential payments to USDART related to the Ally risk sharing arrangement between the Company, U.S. Treasury, Ally and USDART. Any amounts drawn on the Tranche C Commitment in order to fund the USDART would result in the forgiveness of an equivalent amount of the U.S. Treasury debt. As of December 31, 2010, we have not made any payments to USDART related to this risk sharing arrangement.

We have a variable interest in USDART, however we are not deemed to be the primary beneficiary of the VIE. Therefore, the USDART’s operating results are not consolidated in the accompanying Consolidated Financial Statements. Refer to Note 4, Variable Interest Entities, and Note 14, Commitments, Contingencies and Concentrations, for additional information related to USDART and the Ally financing arrangement.

The U.S. Treasury has a first priority security interest in substantially all tangible and intangible assets of the Company and our U.S. subsidiary guarantors.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

U.S. Treasury Credit Facilities - Continued

Our U.S. Treasury first lien credit agreement includes a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. In addition, we are subject to a number of other covenants including the following:

•

Vitality Covenant – For each fiscal year, beginning with the fiscal year ending December 31, 2010, until the later of June 10, 2014 or the repayment of the Tranche B Loan, Tranche C Loans and zero coupon note and termination of any unused commitments, we must:

•	cause at least 40 percent of our U.S. vehicle sales volumes to be manufactured in the U.S.; or

•

cause the production volume of our U.S. manufacturing plants to be equal to at least 90 percent of the production volume of the U.S. manufacturing plants of Old Carco for the 2008 fiscal year. If an event beyond our reasonable control renders production in one or more facilities uneconomic or a material adverse change in general economic or industry conditions occurs, then production volumes may be calculated on an adjusted basis to reflect such event. If, after giving effect to such adjustment, we fail to comply with the vitality covenant for any year, such failure will not result in an event of default if we comply with the vitality covenant in the next fiscal quarter (tested on a trailing 12-month basis).

•

Governance Covenant – Until the earlier of December 10, 2011 or an initial public offering, we must consult with U.S. Treasury regarding, and obtain its prior approval of, any nomination or renomination of any director originally nominated by the U.S. Treasury or any renomination of any successor or replacement thereof.

•

Compensation and TARP-related Covenants – We must maintain compensation programs in accordance with the requirements under section 111 of the Emergency Economic Stabilization Act, including limits on executive and incentive compensation, and must also maintain a policy on corporate expenses. Further, we are prohibited from owning or leasing any private passenger airplanes. These covenants will survive until the latest of (i) June 10, 2018, (ii) the one-year anniversary of the repayment of all obligations under the first lien credit agreement, and (iii) the one-year anniversary of the date the U.S. Treasury ceases to own any direct or indirect equity in Chrysler Group, if equity constitutes “outstanding obligations” under EESA section 111.

We were also required to adopt a written policy on lobbying, governmental ethics and political activity with respect to the U.S. government, and this policy may not be changed without the prior consent of the U.S. Treasury. Our first lien credit agreement also includes various negative covenants which restrict and/or limit our operations in certain respects, including, but not limited to, limitations on asset sales, the incurrence of additional debt, the incurrence of liens and the payment of dividends or the making of distributions to our members or other restricted payments, as well as restrictions on transactions with affiliates that are not in the ordinary course or otherwise on arm’s length terms.

Our first lien credit facility also provides for a number of possible events of default, including, but not limited to, interest and principal payment defaults, failure to comply with affirmative and negative covenants (subject to certain notice and cure periods), acceleration of other debt obligations in excess of $150 million in the aggregate,

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

U.S. Treasury Credit Facilities - Continued

judgments in excess of $100 million individually or $200 million in the aggregate that remain unpaid or unstayed for sixty days, certain change of control transactions, and Fiat holding in excess of 49.9 percent of our voting or nonvoting capital stock.

Export Development Canada Credit Facilities

Chrysler Canada entered into a loan and security agreement with the EDC on March 30, 2009, which was subsequently amended on April 29, 2009, pursuant to which the EDC provided a $1,211 million ($1,209 million Canadian dollar (“CAD”)) secured term loan facility known as Tranche X. On June 10, 2009, the EDC loan agreement was amended and restated to increase the secured term loan facility by a CAD equivalent of $909 million USD, up to a maximum of $1,116 million CAD, which can be drawn, subject to certain conditions precedent, during the period ending on the thirty month anniversary of the restatement date. The increase in the loan facility is known as Tranche X-2. In addition to the Tranche X and Tranche X-2 loans, Chrysler Canada provided the EDC additional notes of $80 million ($80 million CAD). The additional notes are included in the Tranche X facility disclosed above. The proceeds from the loans are to be used for general corporate and working capital purposes. Any amounts repaid on the loans cannot be re-borrowed. Borrowings under Tranche X-2 are intended to be made contemporaneously with certain borrowings under Tranche C of the U.S. Treasury first lien credit agreement in a certain ratio.

Chrysler Canada is required to prepay the CAD equivalent of $500 million on December 10, 2011. Chrysler Canada has the option to reduce such prepayment by up to the CAD equivalent of $100 million concurrent with the proportionate extension of up to $400 million of the Tranche B Loan to the Tranche C Loans maturity date. In addition, on June 10, 2016, Chrysler Canada will be required to prepay an amount equal to 50 percent of the Tranche X and Tranche X-2 maximum loan amount, less the amount of previous optional and mandatory prepayments.

The EDC has a security interest in substantially all of the tangible and intangible assets of Chrysler Canada. Chrysler Group LLC provided an unsecured guarantee in support of the EDC loan.

The EDC loan agreement includes a number of covenants that are similar in type and scope to those under our U.S. Treasury first lien credit agreement, including, but not limited to, financial and operating reporting, compliance and similar requirements. The EDC credit facility also includes covenants that are similar in type and scope to the compensation and TARP-related covenants under our U.S. Treasury first lien credit agreement. The covenants also require that we and Chrysler Canada ensure that (i) the ratio of our production volumes in Canada to production volumes in the NAFTA region is at least 20 percent over specified measurement periods and at least 17 percent for each calendar year during which the EDC loans are outstanding, and (ii) on December 31, 2014, our aggregate product-related capital investments in Canada will constitute at least 20 percent of our aggregate NAFTA region product-related capital investment. In addition, we must build vehicles in Canada for final consumer sale outside of the NAFTA region, and distribute Fiat-branded vehicles in Canada through our network. We also have agreed under the EDC loan agreement to maintain a minimum average daily cash balance, over the course of each calendar month, of $250 million CAD at Chrysler Canada. Our EDC loan agreement also includes various negative covenants which restrict and/or limit our and Chrysler Canada’s operations in certain respects, including, but not limited to, limitations on asset sales, the incurrence of additional debt and the incurrence of liens, as well as restrictions on transactions with affiliates that are not in the ordinary course or otherwise on arm’s length terms.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

Export Development Canada Credit Facilities - Continued

Our EDC loan agreement provides for a number of possible events of default that are generally similar in scope and effect to the events of default under our U.S. Treasury first lien credit agreement, except that these events of default are applicable primarily to Chrysler Canada and its subsidiaries.

Canadian Health Care Trust Notes

On August 13, 2010, Chrysler Canada and the National Automobile, Aerospace, Transportation and General Workers Union of Canada (“CAW”) entered into a settlement agreement to permanently transfer our responsibility for providing postretirement health care benefits to CAW represented employees, retirees and dependents (“Covered Group”) to a new retiree plan (“Canadian HCT Settlement Agreement”). The new plan will be funded by a new independent Health Care Trust (“HCT”).

On December 31, 2010 (the “HCT Implementation Date”) and in accordance with the Canadian HCT Settlement Agreement, Chrysler Canada was discharged of any obligations related to postretirement health care benefits for the Covered Group, by issuing four unsecured promissory notes (“Canadian HCT Notes”) to the HCT with an initial face value of $976 million ($974 million CAD) with interest accrued from January 1, 2010 of $80 million ($80 million CAD) and a $31 million ($31 million CAD) net premium. On December 31, 2010, we also made a $45 million ($45 million CAD) principal payment on the notes. Refer to Note 18, Employee Retirement and Other Benefits, for additional information related to the Canadian HCT Settlement Agreement.

The scheduled Tranche A and Tranche B Note payments through 2012 do not fully satisfy the interest accrued at the stated rate of 9.0 percent. In accordance with the agreements, the difference between a scheduled payment and the accrued interest through December 31 of the payment year will be capitalized as additional debt on an annual basis. We are not required to make a payment on the Tranche C Note until 2020.

The terms of each of the notes are substantially similar and provide that each note will rank pari passu with all existing and future unsecured and unsubordinated indebtedness for borrowed money of Chrysler Canada, and that Chrysler Canada will not incur indebtedness for borrowed money that is senior in any respect in right of payment to the note.

Chrysler Receivable SPV Loan

In connection with the 363 Transaction, we purchased the equity of Receivable SPV, a wholly-owned subsidiary of Old Carco, and assumed the terms of the Auto Supplier Support Program, which was established by the U.S. Treasury to ensure the payment of qualified automotive receivables to certain automotive suppliers of Old Carco. We also assumed a $1.5 billion loan facility that was previously provided by the U.S. Treasury to Receivable SPV to finance this program, which was subsequently reduced to $1.0 billion. During March 2010, we repaid the $123 million outstanding on the facility and all accrued and unpaid interest. In April 2010, the Auto Supplier Support Program expired. Refer to Note 19, Other Transactions with Related Parties, for additional information related to Receivable SPV.

Gold Key Lease

Chrysler Canada maintains our Gold Key Lease vehicle lease portfolio. The related vehicles are leased to Canadian consumers and are financed by asset-backed securitization facilities, as well as a $5.0 billion ($5.0

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

Gold Key Lease - Continued

billion CAD) secured revolving credit facility, of which $443 million was outstanding at December 31, 2010. The asset-backed obligations are primarily satisfied out of the collections from the underlying securitized assets. In May 2010, we utilized available operating lease assets under the Gold Key Lease portfolio to borrow additional funds in the amount of $266 million under a certain asset-backed securitization facility. These funds were used to repay a portion of the amount outstanding on the secured revolving credit facility. No vehicles were added to the financing portfolio during the year ended December 31, 2010. We are currently winding down the Gold Key Lease financing program, therefore, we anticipate no additional funding will be required. Refer to Note 8, Equipment on Operating Leases, Net, for additional information related to this portfolio.

Auburn Hills Headquarters Loan

In connection with the 363 Transaction, we acquired the net operating assets of Auburn Hills Owner LLC from Old Carco. Included in the net operating assets was an $18 million cash collateral escrow account and a $225 million mortgage liability. We were required to immediately repay a portion of the outstanding obligation upon consummation of the 363 Transaction utilizing the funds held in the escrow account. In July 2009, we renegotiated the terms of the loan agreement, which included modifications to the payment terms. Accordingly, we repaid $77 million of the obligation in July 2009. The loan is secured by a mortgage on our headquarters and technology center property in Auburn Hills, Michigan and requires monthly principal payments of approximately $1 million and monthly interest payments at an annual rate of 8.0 percent. The monthly principal payments will increase to approximately $4 million effective January 2012. The loan matures in December 2013.

Mexican Development Banks Credit Facility

In July 2010, Chrysler de Mexico, S.A. de C.V. (“Chrysler de Mexico”), our principal operating subsidiary in Mexico, entered into a financing arrangement with certain Mexican development banks which provides for a 15 year amortizing term loan facility equal to the Mexican peso equivalent of $400 million. The facility was fully drawn during July 2010 and was funded in Mexican pesos. The proceeds are being used to finance capital investments and other expenditures related to the vehicle platform on which the Fiat 500 is based. Chrysler de Mexico placed certain of its assets in a special purpose trust to secure repayment of the loan, including certain receivables and property, plant and equipment. As of December 31, 2010, Chrysler de Mexico also has $41 million of cash on deposit with the trust, which is included in Other Assets in the accompanying Consolidated Balance Sheets. The loan requires compliance with certain covenants, including but not limited to, limitations on liens, incurrence of debt and asset sales.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

Summary of Credit Facilities and Available Borrowings

The following presents the total credit facilities, amounts drawn (exclusive of assumed debt, additional notes, PIK interest and fair value allocations) and amounts available to be drawn as of December 31, 2010 (in millions of dollars):

	Total Credit Facility		Facility Amount Drawn		Amounts Available For Borrowing

U.S. Treasury first lien credit facilities:
Tranche B	$2,000		$2,000		$-
Tranche C	4,642		2,576		2,066	(a)

EDC credit facilities:
Tranche X	$1,211		$1,211		$-
Tranche X-2	909		355	(b)	554

Gold Key Lease credit facility	$5,009		$443		$-	(c)

Mexican development banks credit facility	$400	(d)	$400	(d)	$-

(a)	Includes $350 million which may only be used to fund potential payments to the USDART.
(b)	Represents the USD equivalent of the facility amount drawn on June 12, 2009 ($395 million CAD). As of December 31, 2010, the USD equivalent was $395 million.
(c)	We are currently winding down our Gold Key Lease financing program, therefore, no additional funding will be provided.
(d)	The credit facility was fully drawn at the Mexican peso equivalent of $400 million USD. As of December 31, 2010, the USD equivalent was $416 million.

Note 13.  Income Taxes

Income (loss) before income taxes by jurisdiction was as follows (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
United States	$(731)	$(3,990)
Foreign	218	234

Total	$(513)	$(3,756)

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13.  Income Taxes - Continued

Total income tax expense (benefit) consisted of the following (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Current:
United States	$(1)	$(1)
Foreign	78	(28)
State and local	7	1

Total	84	(28)

Deferred:
Foreign	60	50
State and local	(5)	7

Total	55	57

Total	$139	$29

The significant components of deferred tax expense were as follows (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Deferred tax expense (exclusive of the items below)	$81	$57
Benefits of operating loss carryforwards	(21)	-
Adjustment due to changes in enacted tax rates or law	(5)	-

Total	$55	$57

Provisions are made for estimated non-U.S. income taxes, less available tax credits and deductions, which may be incurred on the future repatriation of our share of our subsidiaries’ undistributed cumulative earnings which are not deemed to be permanently reinvested. U.S. income taxes or foreign withholding taxes were not provided on approximately $1.2 billion and approximately $1.3 billion, respectively, of temporary differences related to investments in foreign subsidiaries because these temporary differences are permanent in duration. This amount may become taxable upon a repatriation of assets from the subsidiaries or a sale or liquidation of the subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13.  Income Taxes - Continued

A reconciliation of income tax expense provided using the statutory U.S. rate of 35 percent to actual income taxes was as follows (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Tax benefit at U.S. statutory rate	$(180)	$(1,315)
Limited liability companies (“LLCs”) loss not subject to federal or state taxes	278	1,405
Adjustment to taxes receivable	(165)	-
Valuation allowances	100	(83)
Income tax reserves	61	-
Foreign statutory rate difference	(12)	(16)
Non-deductible expenses	48	12
Tax rate change	11	-
State and local taxes, net of federal tax	2	8
Withholding taxes	3	7
Foreign currency translation	(12)	14
Other	5	(3)

Total	$139	$29

Effective income tax rate	(27)%	(1)%

For the year ended December 31, 2010, the relationship between income tax expense differs from the expected federal statutory rate of 35 percent primarily due to losses generated by our LLCs, which are disregarded for U.S. federal tax purposes, the establishment of additional Canadian income tax receivables for prior year tax refunds and increases in valuation allowances in the U.S., Canada, and other foreign jurisdictions.

For the period from June 10, 2009 to December 31, 2009, the relationship between income tax expense differs from the expected federal statutory rate of 35 percent primarily due to losses in LLCs and increases in valuation allowances in the U.S., Canada, and other foreign jurisdictions.

At December 31, 2010, we had approximately $949 million of total gross unrecognized tax benefits on uncertain tax positions. These are tax contingencies recorded, that if reversed due to a successful outcome, would favorably affect the income tax rate in future periods.

A reconciliation of unrecognized tax benefits was as follows (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Unrecognized tax benefits at beginning of period	$838	$803
Gross increases for tax positions of prior years	84	-
Gross decreases for tax positions of prior years	(16)	-
Exchange rate differences	43	35

Unrecognized tax benefits at end of period	$949	$838

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13.  Income Taxes - Continued

Our practice is to recognize interest and penalties on uncertain tax positions in income tax expense. Accrued interest on uncertain tax positions was $681 million and $666 million at December 31, 2010 and 2009, respectively, of which $15 million and $75 million was recognized during the year ended December 31, 2010 and during the period from June 10, 2009 to December 31, 2009, respectively.

In connection with the 363 Transaction, we acquired a majority of the equity investments of Old Carco’s direct and indirect subsidiaries and assumed liabilities for uncertain tax positions related to those subsidiaries. We file income tax returns in multiple jurisdictions and are subject to examination by taxing authorities throughout the world. Examinations by tax authorities have been completed through 2005 in both Canada and Mexico.

Prior to the 363 Transaction, Chrysler Canada was reassessed additional taxes for the years 1996 through August 3, 2007 by the Canada Revenue Agency (“CRA”) and the Provincial Tax Authorities (together, the “Canadian Tax Authorities”) related to transfer pricing adjustments (the “Canadian Transfer Pricing Reassessment”). Old Carco disputed the Canadian Transfer Pricing Reassessment and requested that the matter be reviewed by the Canadian and U.S. Competent Authorities, which we collectively refer to as Competent Authorities. Competent Authorities interpret the treaty in force to achieve the effect of eliminating double taxation.

Prior to the 363 Transaction, Chrysler Canada was required to provide the Canadian Tax Authorities a deposit or security interest while the dispute was pending and until the amounts owing under the Canadian Transfer Pricing Reassessment had been fully paid. As a result, Chrysler Canada granted a lien against its Canadian manufacturing facilities and related assets in the principal amount of $500 million in favor of the CRA and $700 million in favor of the Ontario government, both of which are subordinated to the working capital loans received from the EDC.

In accordance with the terms of the June 3, 2009, tax settlement agreement between CG Investment Group LLC, Holding, Old Carco and an affiliate of Daimler AG (“Daimler”), which was subsequently assigned to and assumed by us in connection with the 363 Transaction, Daimler agreed to indemnify us against specific tax liabilities, including the related penalties and interest, for specific tax matters arising prior to August 3, 2007, including the Canadian Transfer Pricing Reassessment. As a result, we recorded a $1.3 billion tax indemnity recoverable as of June 10, 2009, which increased to $1.4 billion as of December 31, 2009, primarily due to additional accrued interest. The indemnity recoverable is included in Prepaid Expenses and Other Assets in the accompanying Consolidated Balance Sheets.

In addition, the above tax agreement also required Daimler, upon a resolution by the Competent Authorities, to reimburse us for any taxes paid or refunds applied to the Canadian Transfer Pricing Reassessment. During June 2010, Daimler accepted the Canadian and U.S. Competent Authority settlement proposal (“Competent Authority Settlement”) on the transfer pricing matter. Accordingly, in June 2010, we received a $377 million reimbursement from Daimler. The reimbursement was a result of $372 million of Canadian goods and services tax refunds and $5 million of the Province of Alberta income tax refunds being applied against the Canadian Transfer Pricing Reassessment in 2009.

During December 2010, the Canadian Tax Authorities issued the final reassessment (“Final Reassessment”) with respect to the Competent Authority Settlement, which was accepted by both Daimler and us. The Final Reassessment resulted in $1.5 billion of additional taxes and interest associated with this matter payable to the Canadian Tax Authorities. The Canadian Tax Authorities applied $714 million of payments previously made by us against the amount owing under the Final Reassessment. As noted above, $377 million of these payments have

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13.  Income Taxes - Continued

been reimbursed by Daimler and we anticipate the remaining $337 million will be reimbursed by Daimler during 2011. We also anticipate that during 2011, Daimler will make all payments to settle the net amount owing to the Canadian Tax Authorities under the Final Reassessment. As of December 31, 2010, our tax indemnity recoverable associated with this matter was $1.1 billion and is included in Prepaid Expenses and Other Assets in the accompanying Consolidated Balance Sheets. The associated obligation of $765 million, which is net of $337 million of payments referred to above, is included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets as of December 31, 2010.

Refer to Note 23, Subsequent Events, for additional information regarding events that have occurred subsequent to December 31, 2010 related to this matter.

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax return purposes. The significant components of deferred tax assets and liabilities as of December 31 were as follows (in millions of dollars):

	2010		2009
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Accrued expenses	$523	$-	$402	$-
Postretirement health care and life insurance benefits	409	-	379	-
Property, plant and equipment	2	362	1	361
Pension liabilities and intangible assets	109	-	147	-
Foreign net operating loss (“NOL”) carry forwards	81	-	49	-
State and local taxes, including state NOL	60	24	71	29
Tax credit carry forwards	59	-	107	-
Lease transactions	-	6	-	-
Other	49	135	126	136

	1,292	527	1,282	526
Valuation allowance	(852)	-	(801)	-

Total	$440	$527	$481	$526

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13.  Income Taxes - Continued

Deferred tax assets included the following tax credit and NOL carry forwards as of December 31 (in millions of dollars):

		2010		2009
	Expiration	Deferred Tax Asset	Valuation Allowance	Deferred Tax Asset	Valuation Allowance
Tax credit carry forwards:
Canada	2014 - 2029	$6	$(6)	$55	$(55)
Mexico	2011 - 2017	52	(38)	52	(39)
Other Foreign	Indefinite	1	(1)	-	-

Total		$59	$(45)	$107	$(94)

NOL carry forwards:
U.S. NOLs, net	2029	$18	$(18)	$25	$(25)
Foreign NOLs, net
Germany	Indefinite	19	(19)	19	(19)
Mexico	2017 - 2020	32	(32)	27	(27)
Other	2012 - 2014	19	(19)	-	-
	Indefinite	11	(11)	3	(3)

Total		$99	$(99)	$74	$(74)

A valuation allowance on deferred tax assets is required if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient taxable income during the carry back or carry forward periods applicable in each applicable tax jurisdiction. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence. Concluding that a valuation allowance is not required is difficult when there is absence of positive evidence and significant negative evidence which is objective and verifiable, such as cumulative losses in recent years.

We concluded that the lack of positive evidence in combination with the negative, objective evidence of the uncertainty of the near-term outlook for the North American automotive industry, financial markets and projected future taxable income were significant and outweighed other factors. Accordingly, for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, the valuation allowance on deferred tax assets increased by $51 million and $72 million, respectively, to reflect the valuation allowance on the net deferred tax assets related to our foreign operations and domestic state operations. Our net deferred tax assets are primarily related to our foreign operations, which are highly dependent on U.S. sourced taxable income.

Note 14.  Commitments, Contingencies and Concentrations

Litigation

Various legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints,

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14.  Commitments, Contingencies and Concentrations - Continued

Litigation - Continued

transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We establish an accrual in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require us to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2010. The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on our operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, we believe that any resulting adjustment would not materially affect our consolidated financial position or cash flows.

More than 80 purported class action lawsuits alleging violations of antitrust law were filed on various dates in 2003 against several motor vehicle manufacturers, including Chrysler Canada, as well as the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. The complaints seek injunctive relief and treble damages on behalf of each person who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions were consolidated in the U.S. District Court for the District of Maine and, in July 2009, the District Court granted the defendants’ motion for summary judgment. Chrysler Canada remains a defendant in four of the pending state court actions. In addition, Chrysler Canada is a defendant in a purported class action filed in the Ontario Superior Court of Justice in September 2007 that claims that a similar alleged conspiracy was preventing lower-cost U.S. vehicles from being sold to Canadians.

In December 2009, the U.S. Congress passed legislation allowing 789 automotive dealers, whose dealership franchise agreements were rejected by Old Carco in connection with the 363 Transaction, to commence binding arbitration to determine whether or not the rejected dealerships should be added to our dealer network. The legislation provides that a prevailing dealer is entitled to a letter of intent for a franchise agreement with us which will require the rejected dealer to satisfy certain customary criteria. It does not provide for payment of monetary damages. Approximately 400 of those rejected dealers filed for arbitration, which proceedings have now concluded with most arbitrations having been either withdrawn, settled or decided in our favor. Litigation is pending in several federal and state courts with 18 dealers that prevailed in arbitration regarding the terms of their letters of intent and/or whether federal law preempts the state law rights of existing dealers to block us from granting a franchise to a rejected dealer for a location within a certain proximity to an existing dealer.

Environmental Matters

We are subject to potential liability under government regulations and various claims and legal actions that are pending or may be asserted against us concerning environmental matters. Estimates of future costs of such

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14.  Commitments, Contingencies and Concentrations - Continued

Environmental Matters - Continued

environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment and collectability of remediation costs among responsible parties. We establish reserves for these environmental matters when a loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require us to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on our operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, we believe that any resulting adjustment would not materially affect our consolidated financial position or cash flows.

Voluntary Service Actions and Recall Actions

We periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. We establish reserves for product warranty obligations, including the estimated cost of these service and recall actions, when the related sale is recognized. Refer to Note 11, Accrued Expenses and Other Liabilities for additional information. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the ultimate cost of these service and recall actions could have a material effect on our operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, we believe that any such adjustment would not materially affect our consolidated financial position or cash flows.

Commercial Commitments

Several major tier one and other automotive suppliers have initiated bankruptcy proceedings, recently emerged from bankruptcy or are having short-term liquidity constraints due to the lack of available credit and reduced production volumes from vehicle manufacturers. In certain circumstances, we have provided financial support to such suppliers to avoid prolonged interruptions in the supply of components to us. Financial support includes, but is not limited to, parts re-pricing, debtor-in-possession loans, bridge loans, inventory financing and capital expenditure advances. In addition to parts re-pricing actions, we have recorded charges of approximately $65 million and $170 million for financing support to suppliers for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively, which are included in Cost of Sales in the accompanying Consolidated Statements of Operations.

Restricted Cash

Restricted cash, which includes cash equivalents, was $671 million at December 31, 2010 and represents amounts held on deposit or otherwise pledged to secure our obligations under various commercial agreements guaranteed by Daimler ($263 million), the Gold Key Lease portfolio ($172 million), foreign exchange and commodity hedge contracts ($116 million), as well as standby letters of credit and other agreements ($120 million).

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14.  Commitments, Contingencies and Concentrations - Continued

Concentrations

Employees

In the U.S. and Canada combined, most of the hourly employees and approximately one-quarter of the salaried employees were represented by unions, which represented approximately 61 percent of our total workforce as of December 31, 2010. Substantially all of the hourly represented employees were represented by the UAW or the CAW.

On June 10, 2009, and in connection with the 363 Transaction, we assumed a four-year collective bargaining agreement between Old Carco and the UAW, as well as a three-year collective bargaining agreement and a 2009 Addendum Agreement to the 2008 Production and Maintenance Agreement between Old Carco and the CAW. The UAW and CAW agreements expire in September 2011 and September 2012, respectively.

Other Matters

Ally MTA

In connection with the 363 Transaction, we replaced Old Carco as a party to the Ally MTA between Old Carco, U.S. Treasury, Ally and USDART. The Ally MTA provides for a risk sharing arrangement, in which USDART will reimburse Ally for a majority of certain qualifying losses on loans with third party Chrysler dealerships issued prior to November 21, 2009. Previously, Old Carco provided $600 million to USDART to cover these losses. On June 10, 2009, and in accordance with the Ally MTA, $500 million of these advances were transferred from USDART to us. The unused portion of the remaining $100 million advance to USDART will be transferred to us upon conclusion of the Ally MTA. The Ally MTA will terminate no earlier than 2013 unless all parties mutually agree to terminate the contract at an earlier date. As of December 31, 2010 and 2009, $96 million and $100 million, respectively, of the advance is included in Advances to Related Parties and Other Financial Assets in the accompanying Consolidated Balance Sheets. At December 31, 2010, $4 million is included in Prepaid Expenses and Other Assets in the accompanying Consolidated Balance Sheets and represents qualifying loan losses incurred by Ally to date, which will reduce our Tranche C Commitment at the conclusion of the Ally MTA. Refer to Note 4, Variable Interest Entities, and Note 12, Financial Liabilities, for additional information related to USDART and the Ally risk sharing arrangement.

Ally Auto Finance Operating Agreement and Repurchase Obligations

In accordance with the terms of the Ally Auto Finance Operating Agreement, Ally provides wholesale and retail financing to our dealers and retail customers in the U.S., Canada and Mexico in accordance with its usual and customary lending standards. We subsidize interest rates or cash payments required at the inception of the financing arrangement, as a customer incentive, a practice known as “subvention.” Our agreement with Ally is not exclusive. Ally provides consumer and dealer financing to other manufacturers and our dealers and retail customers obtain financing, including some subvented financing from other financing sources. Under the agreement, however, we must offer all subvention programs to Ally, and we are required to ensure that Ally finances a specified minimum percentage of the units we sell in North America under rate subvention programs in which it elects to participate. We may, from time to time, offer lease products to retail customers through Ally, but Ally is not obligated to offer lease products. We have also agreed to repurchase certain Ally financed inventory upon certain triggering events. The Auto Finance Operating Agreement extends through April 30, 2013, with automatic one-year renewals unless either party elects not to renew. Refer to Note 12, Financial Liabilities, for additional information regarding our relationship with Ally.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14.  Commitments, Contingencies and Concentrations - Continued

Other Matters - Continued

Ally Auto Finance Operating Agreement and Repurchase Obligations - Continued

As of December 31, 2010, the maximum potential amount of future payments required to be made to Ally under this guarantee is approximately $5.2 billion and is based on the repurchase value of total eligible vehicles financed by Ally in our U.S. dealer stock. If vehicles are required to be repurchased under this arrangement, the total exposure would be reduced to the extent the vehicles are able to be resold to another dealer. The fair value of the guarantee at December 31, 2010 is less than $1 million, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events.

Other Guarantees

As of December 31, 2010, we had additional guaranteed obligations of others with maximum exposures of $37 million, of which $10 million has been accrued for.

Arrangements with Key Suppliers

From time to time in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Purchases under these obligations were $295 million and $95 million, respectively, for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009. Future obligations under these contracts as of December 31, 2010 were as follows (in millions of dollars): 2011 - $286; 2012 - $313; 2013 - $154; 2014 - $75; 2015 - $7; 2016 and thereafter - $3.

Additionally, we also enter into similar arrangements containing unconditional purchase obligations to purchase a minimum quantity of goods for which pricing is variable, and therefore do not have fixed and determinable future payment streams. Under these arrangements we are obligated to make payments or receive reimbursements if our purchase volumes are outside a specified range of values. Purchases under these obligations were $116 million and $50 million, respectively, for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009.

Lease Commitments

The majority of our lease payments are for operating leases. As of December 31, 2010, the future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year are as follows (in millions of dollars): 2011 - $128; 2012 - $102; 2013 - $84; 2014 - $75; 2015 - $64; and 2016 and thereafter - $249. Future minimum lease commitments have not been reduced by minimum sublease rental income of $84 million due in the future under noncancelable subleases. Rental expense under operating leases was $168 million and $251 million for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively. We received sublease rentals of $28 million and $63 million during the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15.  Fair Value Measurements

The following summarizes our financial assets and liabilities measured at fair value on a recurring basis as of December 31 (in millions of dollars):

	2010
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$7,347	$-	$-	$7,347
Restricted cash	671	-	-	671
Derivatives:
Currency forwards and swaps	-	-	-	-
Commodity swaps	-	54	44	98

Total	$8,018	$54	$44	$8,116

Liabilities:
Derivatives:
Currency forwards and swaps	$-	$78	$-	$78
Commodity swaps	-	6	2	8
Interest rate swaps	-	-	1	1

Total	$-	$84	$3	$87

	2009
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$5,862	$-	$-	$5,862
Restricted cash	730	-	-	730
Marketable securities	15	-	-	15

Total	$6,607	$-	$-	$6,607

Liabilities:
Derivatives:
Currency forwards and swaps	$-	$1	$-	$1
Interest rate swaps	-	-	28	28

Total	$-	$1	$28	$29

In accordance with the related guidance, the Gold Key Lease portfolio was impaired by $28 million during the period from June 10, 2009 to December 31, 2009. The fair value used to determine the impairment was measured by discounting the contractual payments and estimated auction proceeds. The discount rate reflected hypothetical market assumptions regarding borrowing rates, credit loss patterns and residual value risk. No impairments were recognized on the Gold Key Lease portfolio during 2010.

We enter into over-the-counter currency forward and swap contracts to manage our exposure to risk relating to changes in foreign currency exchange rates. We estimate the fair value of currency forward and swap contracts by discounting future net cash flows derived from market-based expectations for exchange rates to a single present value.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15.  Fair Value Measurements - Continued

We enter into over-the-counter commodity swaps to manage our exposure to risk relating to changes in market prices of various commodities. Swap contracts are fair valued by discounting future net cash flows derived from market-based expectations for commodity prices to a single present value. For certain commodities within our portfolio, market-based expectations of these prices are less observable, and alternative sources are used to develop these inputs. We have classified these commodity swaps as Level 3 within the fair value hierarchy.

We enter into over-the-counter interest rate swaps to mitigate interest rate risk exposures. We estimate the fair value of our interest rate swaps using third-party industry standard valuation models. These models project future cash flows and discount the future amounts to a present value using market-based expectations for interest rates and the contractual terms of the derivative instruments, which are less observable. We have classified these interest rate swaps as Level 3 within the fair value hierarchy.

We take into consideration credit valuation adjustments on both assets and liabilities taking into account credit risk of our counterparties and non-performance risk as described in Note 16, Derivative Financial Instruments and Risk Management.

The following summarizes the changes in Level 3 items measured at fair value on a recurring basis (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Derivatives Assets (Liabilities):
Balance at beginning of the period	$(28)	$(57)
Total realized and unrealized gains (losses):
Included in Net Loss	33	29
Included in Other Comprehensive Loss	46	-
Purchases, issuances and settlements, net	(10)	-
Transfers in or out of Level 3	-	-

Fair value at end of the period	$41	$(28)

Changes in unrealized losses relating to instruments held at end of period	$27	$29

During the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009 there were no transfers between Level 1 and Level 2 or into or out of Level 3.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15.  Fair Value Measurements - Continued

The carrying amounts and estimated fair values of our financial instruments as of December 31 were as follows (in millions of dollars):

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$7,347	$7,347	$5,862	$5,862
Restricted cash	671	671	730	730
Marketable securities	-	-	15	15
Financial assets	219	219	252	252
Financial liabilities	13,731	15,458	9,551	10,749
Derivatives:
Included in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets	98	98	-	-
Included in Accrued Expenses and Other Liabilities	87	87	29	29

The estimated fair values have been determined by using available market information and valuation methodologies as described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair values.

The methods and assumptions used to estimate the fair value of financial instruments are consistent with the definition presented in the accounting guidance for fair value measurements and are as follows:

Cash and cash equivalents, including restricted cash

The carrying value of cash and cash equivalents approximates fair value due to the short maturity of these instruments and consists primarily of money market funds, certificates of deposit, commercial paper, time deposits and bankers’ acceptances.

Marketable securities and financial assets

The fair values of marketable securities and financial assets were determined using either quoted market prices or valuation models that use observable market data.

Financial liabilities

The fair values of financial liabilities are estimated by discounting future cash flows using market interest rates, adjusted for the non-performance risk associated with the financial liability over the remaining term or using quoted market prices where available.

Derivative instruments

The fair values of derivative instruments are based on pricing models or formulas using current estimated cash flow and discount rate assumptions.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16.  Derivative Financial Instruments and Risk Management

All derivative instruments are recognized in the accompanying Consolidated Balance Sheets at fair value. The fair values of our derivative financial instruments are based on pricing models or formulas using current estimated cash flow and discount rate assumptions. We include an adjustment for non-performance risk in the recognized measure of fair value of derivative instruments. The adjustment is estimated based on the net exposure by counterparty. We use an estimate of the counterparty’s non-performance risk when we are in a net asset position and an estimate of our own non-performance risk when we are in a net liability position. As of December 31, 2010 and 2009, the adjustment for non-performance risk did not materially impact the fair value of derivative instruments.

The use of derivatives exposes us to the risk that a counterparty may default on a derivative contract. We establish exposure limits for each counterparty to minimize this risk and provide counterparty diversification. Substantially all of our derivative exposures are with counterparties that have long-term credit ratings of single–A or better. The aggregate fair value of derivative instruments in asset positions on December 31, 2010 was approximately $98 million, representing the maximum loss that we would recognize at that date if all counterparties failed to perform as contracted. We did not have any derivative instruments in asset positions at December 31, 2009. We enter into master agreements with counterparties that generally allow for netting of certain exposures; therefore, the actual loss that we would recognize if all counterparties failed to perform as contracted could be significantly lower.

The terms of the majority of our agreements with counterparties for foreign exchange and commodity hedge contracts require us to post collateral at the inception of the trade, as well as when derivative instruments are in a liability position. In addition, these agreements contain cross-default provisions that, if triggered, would permit the counterparty to declare a default and require settlement of the outstanding net asset or liability positions. These cross-default provisions could be triggered if there was a non-performance event under certain debt obligations. The fair value of the related gross liability positions as of December 31, 2010 and 2009, which represent our maximum potential exposure, were $86 million and $1 million, respectively. As of December 31, 2010 and 2009, we posted $116 million and $2 million, respectively, as collateral for foreign exchange and commodity hedge contracts that were outstanding at the respective year ends. The cash collateral is included in Restricted Cash in the accompanying Consolidated Balance Sheets. If cross-default provisions were triggered, there would be no additional settlement liability due to the counterparties as of December 31, 2010 and 2009.

The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure to the financial risks described above. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivative instruments, such as interest rates, foreign currency exchange rates or commodity volumes and prices.

Cash Flow Hedges

We use financial instruments designated as cash flow hedges to hedge exposure to foreign currency exchange risk associated with transactions in currencies other than the functional currency in which we operate. We also use financial instruments designated as cash flow hedges to hedge our exposure to commodity price risk associated with buying certain commodities used in the ordinary course of our operations.

Changes in the fair value of designated derivatives that are highly effective as cash flow hedges are recorded in AOCI, net of income taxes. These changes in the fair value are then released into earnings contemporaneously with the earnings effects of the hedged items. Cash flows associated with cash flow hedges are reported in Net Cash Provided by Operating Activities in the accompanying Consolidated Statements of Cash Flows. The ineffective portions of the fair value changes are recognized in the results of operations immediately. Our cash flow hedges mature within 18 months.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16.  Derivative Financial Instruments and Risk Management - Continued

Cash Flow Hedges - Continued

We discontinue hedge accounting prospectively and hold amounts in AOCI with future changes in fair value recorded directly in earnings when (i) it is determined that a derivative is no longer highly effective in off-setting changes in cash flows of a hedged item; (ii) the derivative is discontinued as a hedge instrument because it is not probable that a forecasted transaction will occur; or (iii) the derivative expires or is sold, terminated or exercised. Those amounts held in AOCI are subsequently reclassified into income over the same period or period during which the forecasted transaction affects income. When hedge accounting is discontinued because it is determined that the forecasted transactions will not occur, the derivative continues to be carried on the balance sheet at fair value, and gains and losses that were recorded in AOCI are recognized immediately in earnings. The hedged item may be designated prospectively into a new hedging relationship with another derivative instrument.

We did not have any derivative instruments designated as cash flow hedges outstanding as of December 31, 2009. The following summarizes the fair values of derivative instruments designated as cash flow hedges which were outstanding as of December 31, 2010 (in millions of dollars):

	Notional Amounts	Derivative Assets (a)	Derivative Liabilities (b)
Derivatives designated as hedging instruments:
Commodity swaps	$205	$44	$(6)
Currency forwards and swaps	2,454	-	(72)

Total	$2,659	$44	$(78)

(a)	The related derivative instruments are recognized in the accompanying Consolidated Balance Sheets in Prepaid Expenses and Other Assets.
(b)	The related derivative instruments are recognized in the accompanying Consolidated Balance Sheets in Accrued Expenses and Other Liabilities.

The following summarizes the gains (losses) recorded in Other Comprehensive Income (Loss) (“OCI”) and reclassified from AOCI to income (in millions of dollars):

		Year Ended December 31, 2010
		Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income
Commodity swaps		$41	$(1)
Currency forwards and swaps		(74)	-

	Total	$(33)	$(1)

We expect to reclassify existing net losses of $39 million from AOCI to income within the next 12 months.

Derivatives Not Designated as Hedges

We have elected not to apply hedge accounting to certain derivative instruments. We use derivatives to economically hedge our financial and operational exposures. Unrealized and realized gains and losses related to derivatives that are not designated as accounting hedges are included in Revenues, Net or Cost of Sales in the accompanying Consolidated Statements of Operations as appropriate depending on the nature of the risk being

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16.  Derivative Financial Instruments and Risk Management - Continued

Derivatives Not Designated as Hedges - Continued

hedged. Cash flows associated with derivatives that are not designated as hedges are reported in Net Cash Provided by Operating Activities in the accompanying Consolidated Statements of Cash Flows.

The following summarizes the fair values of derivative instruments not designated as hedges as of December 31 (in millions of dollars):

	2010
	Notional Amounts	Derivative Assets (a)	Derivative Liabilities (b)
Derivatives not designated as hedging instruments:
Commodity swaps	$212	$54	$(2)
Currency forwards and swaps	145	-	(6)
Interest rate swaps	254	-	(1)

Total	$611	$54	$(9)

	2009
	Notional Amounts	Derivative Assets	Derivative Liabilities (b)
Derivatives not designated as hedging instruments:
Currency forwards and swaps	$40	$-	$(1)
Interest rate swaps	1,272	-	(28)

Total	$1,312	$-	$(29)

(a)	The related derivative instruments are recognized in the accompanying Consolidated Balance Sheets in Prepaid Expenses and Other Assets.
(b)	The related derivative instruments are recognized in the accompanying Consolidated Balance Sheets in Accrued Expenses and Other Liabilities.

The following summarizes the effect of derivative instruments in the respective financial statement captions of the accompanying Consolidated Statements of Operations (in millions of dollars):

	Financial Statement Caption	Year Ended December 31, 2010 Gain (Loss)	Period from June 10, 2009 to December 31, 2009 Gain (Loss)
Derivatives not designated as hedging instruments:
Currency forwards and swaps	Revenues, Net	$(5)	$-
Commodity swaps	Cost of Sales	68	-
Interest rate swaps	Cost of Sales	27	29

Total		$90	$29

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17.  Stock-Based Compensation

Restricted Stock Plans

During 2009 the Special Master approved the Chrysler Group LLC Restricted Stock Unit Plan (“RSU Plan”), which authorized the issuance of 18,000,000 Restricted Stock Units (“RSUs”) to certain key employees, and our Compensation Committee approved the RSU Plan and then granted 1,300,512 RSUs. In 2010 an additional 602,124 RSUs were granted under the RSU Plan. RSUs represent a contractual right to receive a payment in an amount equal to the fair market value of one Chrysler unit, as defined in the RSU plan.

The fair value of each RSU is based on the fair value of our Company’s Membership Interests. Since there currently is no observable publicly traded price for our Membership Interests, the calculation of the fair value of our Membership Interests is determined using an income approach, updated through December 31, 2010.

RSUs granted to employees vest in two tranches. In the first tranche, representing 25 percent of the RSUs, vesting occurs if the participant is continuously employed through the third anniversary of the grant date, and the Modified Earnings Before Interest, Taxes, Depreciation and Amortization (“Modified EBITDA”) threshold for 2010 is achieved. This target was achieved for 2010. These awards are classified as liabilities and included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets. The liability is remeasured and adjusted to fair value at the end of each reporting period until the awards are fully-vested and paid to the employees. The value of these awards is recorded as compensation expense over the requisite service periods. The settlement of these awards will be in cash; however, upon completion of an Initial Public Offering (“IPO”), we have the option to settle the awards in Company stock. Should we elect to settle the awards in Company stock, the awards would then be accounted for as a modification from a liability to an equity award. Settlement of the awards is contingent upon our repayment of a minimum of 25 percent of the outstanding U.S. Treasury debt obligations (for additional details, see “U.S. Treasury First Lien Credit Facilities” in Note 12, Financial Liabilities).

In the second tranche, representing 75 percent of the RSUs, vesting occurs at the later of (i) the participant’s continuous employment through the third anniversary of the grant date or (ii) the date on which we complete an IPO. The settlement of these awards will be at our discretion, in the form of cash or Company stock, and will therefore be classified as equity in the accompanying Consolidated Balance Sheets. Settlement of the awards is contingent upon our repayment of all of the outstanding U.S. Treasury debt obligations. Given the second tranche’s equity classification, it is valued as of the grant date and not remeasured until the awards are fully-vested and paid to the employees. No expense will be recognized related to these awards until an IPO is determined to be probable. As the ability to complete an IPO is subject to outside market conditions that are beyond our control, the IPO event is not considered probable under U.S. GAAP until it occurs.

During 2009 we also established the Chrysler Group LLC 2009 Directors’ Restricted Stock Unit Plan (“Directors’ RSU Plan”) which has authorized the issuance of 3,253,014 RSUs to our Board of Directors to date. We have granted 2,891,568 RSUs to our non-employee directors. For non-employee directors, RSUs vest ratably, in one-third increments on the anniversary of the Director’s service date, over a period of three years. These awards are classified as liabilities and included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets. The liability is remeasured and adjusted to fair value at the end of each reporting period until the awards are fully-vested and paid to the directors. The value of the awards is recorded as compensation expense over the requisite service periods. Settlement of the awards will be made within 60 days of the Director’s cessation of service on our Board and will be paid in cash; however, upon completion of an IPO, we have the option to settle the awards in cash or Company stock. Should we elect to settle the awards in Company stock, the awards would then be accounted for as a modification from a liability to an equity award.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17.  Stock-Based Compensation - Continued

Restricted Stock Plans - Continued

Compensation expense of $16 million was recognized for these plans during the year ended December 31, 2010. For the period from June 10, 2009 to December 31, 2009, compensation expense was less than $1 million for these plans. The corresponding tax benefit in both periods was insignificant. Total unrecognized compensation expense at December 31, 2010 was $22 million, which will be recognized over the remaining service periods and based upon our assessment of performance conditions and post-vesting contingencies being achieved.

The following summarizes the activity related to RSUs issued to our employees and non-employee directors:

	Year Ended December 31, 2010		Period from June 10, 2009 to December 31, 2009
	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested at beginning of period	4,139,669	$1.66	-	$-
Granted	602,124	1.66	4,192,080	1.66
Vested	(963,856)	1.66	-	-
Forfeited	-	-	(52,411)	1.66

Non-vested at end of period	3,777,937	1.66	4,139,669	1.66

Deferred Phantom Share Plan

During 2009 the Special Master approved the Chrysler Group LLC Deferred Phantom Share Plan (“DPS Plan”) which authorized the issuance of phantom shares of the Company (“Phantom Shares”) and our Compensation Committee approved the DPS Plan. Under the DPS Plan, Phantom Shares are granted to certain key employees, vest immediately on the grant date and will be settled in cash. Phantom Shares are redeemable in three equal, annual installments beginning on the second anniversary of grant; however, each installment is redeemable one year earlier if we repay our U.S. Treasury debt obligations. There is no limit on the number of Phantom Shares authorized for the DPS Plan. These awards are classified as liabilities and included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets, and remeasured to fair value at each balance sheet date until settled. Phantom shares are generally payable in three installments of one-third each at the end of the quarters in which the second, third and fourth anniversaries of the grant occur.

The fair value of each Phantom Share is based on the fair value of our Company’s Membership Interests. Since there currently is no observable publicly traded price for our Membership Interests, the calculation of the fair value of our Membership Interests is determined using an income approach, updated through December 31, 2010.

Phantom Shares granted to certain key employees and vested for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009 were 2,253,046 shares and 633,068 shares, respectively.

Compensation expense of $19 million and $1 million, respectively, was recognized for the DPS Plan during the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009. The corresponding tax benefit was insignificant in both periods. No distributions have been made to the holders of the Phantom Share awards.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17.  Stock-Based Compensation - Continued

Deferred Phantom Share Plan - Continued

The following summarizes the activity related to the Phantom Shares issued to our employees:

	Year Ended December 31, 2010		Period from June 10, 2009 to December 31, 2009
	Deferred Phantom Shares	Weighted Average Grant Date Fair Value	Deferred Phantom Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	633,068	$1.66	-	$-
Granted and vested	2,253,046	2.08	633,068	1.66

Outstanding at end of period	2,886,114	1.99	633,068	1.66

Note 18.  Employee Retirement and Other Benefits

We sponsor both noncontributory and contributory defined benefit pension plans. The majority of the plans are funded plans. The noncontributory pension plans cover certain of our hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain of our salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the fifteen years preceding retirement.

We provide health care, legal and life insurance benefits to certain of our hourly and salaried employees. Upon retirement from the Company, employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.

We also sponsor defined contribution plans for certain of our U.S. and non-U.S. hourly and salaried employees. During the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, contribution expense related to these plans was $5 million and $2 million, respectively.

Significant Plan Events

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust

In connection with the 363 Transaction, we entered into the VEBA Settlement Agreement with the UAW, which provided for certain postretirement health care benefits to vested retirees. Under the VEBA Settlement Agreement, we created the UAW Postretirement Health Care Plan, which was responsible for paying all health care claims incurred by our UAW vested retirees (“Covered Retirees”) from June 10, 2009 through January 1, 2010. On January 1, 2010, the VEBA Trust assumed responsibility for all claims incurred by our UAW retirees subsequent to January 1, 2010, with the exception of claims incurred by retirees who participated in an early retirement program offered by Old Carco during the period from April 28, 2009 through May 25, 2009 (“Window Period”). For these individuals, we have an obligation to pay all claims incurred for 24 months from the date the individual retired. The VEBA Trust will assume responsibility for all claims incurred after that date.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Significant Plan Events - Continued

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust - Continued

On June 10, 2009, and in accordance with the terms of the VEBA Settlement Agreement, we issued the VEBA Trust Note with a face value of $4,587 million and a 67.7 percent ownership interest in the Company. Refer to Note 12, Financial Liabilities, and Note 19, Other Transactions with Related Parties, for additional information. The VEBA Trust Note has an implied interest rate of 9 percent. The fair value of the VEBA Trust Note and Membership Interests at June 10, 2009 were estimated to be $2,277 million and $479 million, respectively.

The health care OPEB obligation related to UAW represented employees and retirees at June 10, 2009 and December 31, 2009 was included in accrued expenses and other liabilities. As of December 31, 2009, the obligation included the following items as a result of the VEBA Settlement Agreement: (i) the VEBA Trust Note and Membership Interests issued to the VEBA Trust, which, in total, were valued at $5,077 million, including $233 million of accrued interest, (ii) an obligation equal to the existing VEBA Trust assets to be transferred to the UAW along with an off-setting amount for the value of the existing VEBA Trust assets and (iii) an obligation for anticipated claims to be incurred by Covered Retirees through January 1, 2010 or during the Window Period for participating retirees. During the year ended December 31, 2010, we recognized a $35 million gain associated with these claims as a result of the actual claims incurred by the Covered Retirees being less than anticipated.

On the measurement date of December 31, 2009, the OPEB obligation increased primarily due to a change in discount rate, resulting in a loss. Our policy is to immediately recognize actuarial gains or losses for OPEB plans that are short-term in nature and under which our obligation is capped. Therefore, we immediately recognized a loss of $2,051 million in the net periodic benefit costs, as a result of the increases in the fair values of the VEBA Trust Note and Membership Interests issued to the VEBA Trust of $1,540 million and $511 million, respectively from June 10, 2009 to December 31, 2009. The loss is included in Selling, Administrative, and Other Expenses in the accompanying Consolidated Statements of Operations. For all other plans, our policy is to utilize the 10 percent corridor approach which is in accordance with accounting guidance related to OPEB plans. Therefore, no loss was recognized in the net periodic benefits costs for 2009 related to these plans.

On January 1, 2010, and in accordance with the terms of the VEBA Settlement Agreement, we transferred $1,972 million of plan assets to the VEBA Trust and thereby were discharged of $7,049 million of benefit obligations related to postretirement health care benefits for certain UAW retirees. As a result of this settlement, we derecognized the associated OPEB obligation of $5,077 million, which was included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets as of December 31, 2009. Separately, we recognized a financial liability for the VEBA Trust Note at a fair value of $3,854 million, which included the $4,587 million VEBA Trust Note net of the related discount of $733 million, along with accrued interest of $233 million. In addition, the contribution receivable for the VEBA Trust Membership Interests of $990 million was satisfied.

Canadian HCT Settlement Agreement

On August 13, 2010, Chrysler Canada entered into the Canadian HCT Settlement Agreement with the CAW to permanently transfer the responsibility for providing postretirement health care benefits to the Covered Group to a new retiree plan. The new retiree plan will be funded by the HCT.

On December 31, 2010, and in accordance with the Canadian HCT Settlement Agreement, Chrysler Canada issued the Canadian HCT Notes to the HCT with a fair value of $1,087 million ($1,085 million CAD) and made a

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Significant Plan Events - Continued

Canadian HCT Settlement Agreement - Continued

cash contribution of $152 million to the HCT in exchange for settling its retiree health care obligations for the Covered Group. Refer to Note 12, Financial Liabilities, for additional information related to the Canadian HCT Notes. In accordance with the Canadian HCT Settlement Agreement, the cash contribution was determined based on an initial payment of $175 million which was adjusted for the following: (i) increased by $45 million related to principal payments on the Canadian HCT Notes, (ii) reduced by $53 million for benefit payments made by us for claims incurred by the Covered Group from January 1, 2010 through December 31, 2010 and (iii) reduced for administrative costs and required taxes associated with the transaction, which were partially offset by retiree contributions received by us during the same period. As of December 31, 2010, $19 million of obligations associated with this transaction were outstanding and are scheduled to be paid in 2011. During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

The following summarizes the changes in the benefit obligations and related plan assets, as well as the status of the plans at year end (in millions of dollars):

	Year Ended December 31, 2010			Period from June 10, 2009 to December 31, 2009
	Pension Benefits	OPEB		Pension Benefits	OPEB
Change in benefit obligation:
Benefit obligation at beginning of period	$28,595	$10,842		$25,950	$8,280
VEBA Settlement	-	(7,049)		-	-
Canadian HCT Settlement	-	(1,213)		-	-
Service cost	242	34		106	83
Interest cost	1,526	194		930	465
Employee contributions	10	-		5	-
Amendments and benefit changes	-	(5)		-	(1)
Actuarial (gain)/loss	1,006	(17)		8	669
Gain on VEBA claims adjustment	-	(35)		-	-
Discount rate change	635	77		2,653	1,808
Benefits paid	(2,446)	(272	)(a)	(1,265)	(526)
Special early retirement programs	26 (b)	-		12	-
Other, primarily currency translation	280	80		196	64

Benefit obligation at end of period	$29,874	$2,636		$28,595	$10,842

Change in plan assets:
Fair value of plan assets at beginning of period	$24,731	$2,009		$22,629	$1,774
VEBA Settlement	-	(1,972)		-	-
Actual return on plan assets	2,929	-		2,934	235
Employee contributions	10	-		5	-
Company contributions – to pension trust	358	-		228	-
Company contributions – directly to pay benefits	32	272		12	526
Benefits paid	(2,446)	(272)		(1,265)	(526)
Other, primarily currency translation	251	-		188	-

Fair value of plan assets at end of period	$25,865	$37		$24,731	$2,009

Funded status of plans	$(4,009)	$(2,599)		$(3,864)	$(8,833)

Amounts recognized on the balance sheet:
Non-current assets	$71	$-		$36	$-
Current liabilities	(22)	(215)		(22)	(5,415)
Non-current liabilities	(4,058)	(2,384)		(3,878)	(3,418)

Total	$(4,009)	$(2,599)		$(3,864)	$(8,833)

Amounts recognized in accumulated other comprehensive loss:
Unrealized actuarial net loss	$(1,106)	$(270)		$(648)	$(265)
Unrealized prior service credit	-	6		-	1

Total	$(1,106)	$(264)		$(648)	$(264)

Pension plans in which accumulated benefit obligation (“ABO”) exceeds plan assets at December 31:
ABO	$28,961			$27,717
Fair value of plan assets	25,330			24,246

ABO at December 31	$29,410			$28,166

Pension plans in which projected benefit obligation (“PBO”) exceeds plan assets at December 31:
PBO	$29,410			$28,146
Fair value of plan assets	25,330			24,246

(a)	Includes $53 million of benefit payments made during 2010 related to claims incurred by the Covered Group from January 1, 2010 through December 31, 2010.
(b)	Includes $27 million of special early retirement costs, partially offset by $1 million recognized in other comprehensive loss.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

The components of benefit expense and other changes in plan assets and benefit obligations recognized in other comprehensive loss were as follows (in millions of dollars):

	Year Ended December 31, 2010		Period from June 10, 2009 to December 31, 2009
	Pension Benefits	OPEB	Pension Benefits	OPEB
Net periodic benefit cost:
Service cost	$242	$34	$106	$83
Interest cost	1,526	194	930	465
Expected return on plan assets	(1,741)	-	(914)	(74)
Loss on Canadian HCT Settlement	-	46	-	-
Remeasurement loss on VEBA Trust Note and Membership Interests	-	-	-	2,051
Gain on VEBA claims adjustment	-	(35)	-	-
Amortization of unrecognized loss	-	6	-	-
Amortization of prior service cost	-	-	-	-

Net periodic benefit costs	27	245	122	2,525
Special early retirement cost	27	-	12	-

Total benefit costs	$54	$245	$134	$2,525

Other comprehensive loss:
Net loss	$458	$22	$648	$2,316
Recognition of loss on Canadian HCT Settlement	-	(46)	-	-
Recognition of loss on VEBA Trust Note and Membership Interests remeasurement	-	-	-	(2,051)
Recognition of gain on VEBA claims adjustment	-	35	-	-
Amortization of unrecognized loss	-	(6)	-	-
Prior service cost (credit)	-	(5)	-	(1)
Amortization of prior service cost	-	-	-	-

Total recognized in other comprehensive loss	458	-	648	264

Total recognized in total benefit costs and other comprehensive loss	$512	$245	$782	$2,789

In 2011, $14 million of unrealized actuarial net losses are expected to be amortized into expense. Additionally, the charges from unrealized prior service cost are expected to be less than $1 million in 2011.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Assumptions

Assumptions used to determine the benefit obligation and expense were as follows:

	Year Ended December 31, 2010		Period from June 10, 2009 to December 31, 2009
	Pension Benefits	OPEB	Pension Benefits	OPEB
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31:
Discount rate – ongoing benefits	5.33%	5.57%	5.54%	5.38%
Discount rate – VEBA Trust Note	N/A	N/A	N/A	11.69%
Rate of compensation increase	4.08%	4.50%	4.08%	4.50%

Weighted-Average Assumptions Used to Determine Periodic Costs:
Discount rate – ongoing benefits	5.54%	5.38%	6.60%	5.81%
Discount rate – VEBA Trust Note	N/A	N/A	N/A	21.02%
Expected return on plan assets	7.41%	-	7.42%	7.50%
Rate of compensation increase	4.08%	4.50%	4.08%	4.50%

We currently sponsor OPEB plans in the U.S. and Canada only. The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for 2010 was 6.5 percent. The annual rate was assumed to decrease gradually to 5.0 percent in 2015 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for 2010 was 3.9 percent. The annual rate was assumed to remain at 3.9 percent thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement health care and life insurance benefits. A one percentage point change in the assumed health care cost trend rate for U.S. and Canada combined would have the following effects as of December 31, 2010 (in millions of dollars):

	One Percentage Point
	Increase	Decrease
Effect on total of service and interest cost components	$5	$(4)
Effect on postretirement benefit obligation	61	(54)

The expected long-term rate of return on plan assets assumption is developed using a consistent approach across all plans. This approach primarily considers various inputs from a range of advisors for long-term capital market returns, inflation, bond yields and other variables, adjusted for specific aspects of our investments strategy.

The discount rates for the plans were determined as of December 31 of each year. The rates are based on yields of high-quality (AA-rated or better) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension and postretirement health care, legal and life insurance benefit payments.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Assumptions - Continued

The fair values and yields of the VEBA Trust Note at June 10, 2009 and December 31, 2009 and the Canadian HCT Notes at December 31, 2010 were determined based on the estimated price to transfer the note to a market participant at the respective measurement dates, taking into account our non-performance risk and market conditions at those dates. Refer to Note 3, Summary of Significant Accounting Policies, and Note 15, Fair Value Measurements, for discussions of the principles applied to measure fair value.

Plan Assets

Our investment strategies and objectives for pension assets reflect a balance of liability-hedging and return-seeking considerations. Our investment objectives are to minimize the volatility of the value of the pension assets relative to pension liabilities and to ensure pension assets are sufficient to pay plan benefits. Our objective of minimizing the volatility of assets relative to liabilities is addressed primarily through asset diversification, partial asset-liability matching and hedging. Assets are broadly diversified across many asset classes to achieve risk-adjusted returns that, in total, lower asset volatility relative to the liabilities. In order to minimize pension asset volatility relative to the pension liabilities, a portion of the pension plan assets are allocated to fixed income investments.

The weighted-average target asset allocations for all of our plan assets are currently 46 percent fixed income, 27 percent equity, 24 percent alternative investments and 3 percent other investments. Our policy, which rebalances investments regularly, ensures actual allocations are in line with target allocations as appropriate.

All assets are actively managed by external investment managers. Investment managers are not permitted to invest outside of the asset class or strategy for which they have been appointed. We use investment guidelines to ensure investment managers invest solely within the mandated investment strategy. Certain investment managers use derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments may also be used in place of physical securities when it is more cost effective and/or efficient to do so.

Sources of potential risk in the pension plan assets relate to market risk, interest rate risk and operating risk. Market risk is mitigated by diversification strategies and as a result, there are no significant concentrations of risk in terms of sector, industry, geography, market capitalization, manager or counterparty. Interest rate risk is mitigated by partial asset-liability matching. Our fixed income target asset allocation partially matches the bond-like and long-dated nature of the pension liabilities. Interest rate increases generally will result in a decline in fixed income assets while reducing the present value of the liabilities. Conversely, interest rate decreases will increase fixed income assets, partially offsetting the related increase in the liabilities. Operating risks are mitigated through ongoing oversight of external investment managers’ style adherence, team strength, firm health and internal controls.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Plan Assets - Continued

The fair values of our pension plan assets as of December 31 by asset class are as follows (in millions of dollars):

	2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Pension plan assets:
Cash and cash equivalents	$631	$20	$611	$-
Equity securities:
U.S. companies	2,871	2,857	14	-
Non-U.S. companies	2,531	2,531	-	-
Common collective trusts	1,570	130	1,440	-
Fixed income securities:				-
Government securities	4,616	1,047	3,569	-
Corporate bonds	4,684	-	4,684	-
Convertible and high yield bonds	855	-	855	-
Other fixed income	488	-	488	-
Other investments:
Private equity funds	2,826	-	-	2,826
Real estate funds	1,503	-	994	509
Hedge funds	2,741	-	1,600	1,141
Insurance contracts	434	-	434	-
Other	21	(21)	26	16

Total	$25,771	$6,564	$14,715	$4,492

Other Assets (Liabilities):
Cash and cash equivalents	4
Accounts receivable	1,221
Accounts payable	(1,131)

Total fair value of pension assets	$25,865

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Plan Assets - Continued

	2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Pension plan assets:
Cash and cash equivalents	$974	$167	$807	$-
Equity securities:
U.S. companies	2,647	2,639	8	-
Non-U.S. companies	2,355	2,353	-	2
Common collective trusts	1,571	110	1,461	-
Fixed income securities:
Government securities	4,273	1,373	2,900	-
Corporate bonds	4,805	-	4,805	-
Convertible and high yield bonds	968	-	965	3
Other fixed income	378	-	378	-
Other investments:
Private equity funds	2,330	-	-	2,330
Real estate funds	1,252	-	169	1,083
Hedge funds	2,612	-	1,564	1,048
Insurance contracts	404	-	404	-
Other	57	9	28	20

Total	$24,626	$6,651	$13,489	$4,486

Other Assets (Liabilities):
Cash and cash equivalents	2
Accounts receivable	1,066
Accounts payable	(963)

Total fair value of pension assets	$24,731

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Plan Assets - Continued

A reconciliation of Level 3 pension plan assets held by us is as follows (in millions of dollars):

	Year Ended December 31, 2010
	January 1, 2010	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Purchases, Issuances and Settlements	Transfers Into (Out of) Level 3		December 31, 2010
Equity securities:
Non-U.S. companies	$2	$(1)	$(1)	$-	$-		$-
Fixed income securities:
Corporate bonds	-	-	-	-	-		-
Convertible and high yield bonds	3	-	-	(3)	-		-
Other investments:
Private equity funds	2,330	263	(5)	238	-		2,826
Real estate funds	1,083	25	121	67	(787	) (a)	509
Hedge funds	1,048	104	4	(15)	-		1,141
Other	20	-	(3)	(1)	-		16

Total	$4,486	$391	$116	$286	$(787)		$4,492

(a)	During 2010, investments in real estate funds valued at approximately $787 million were transferred from Level 3 to Level 2. At December 31, 2009, these funds were classified as Level 3 due to restrictions on the redemption of these funds. During 2010, the restrictions on the redemptions were removed and the funds were transferred to Level 2 accordingly.

	Period from June 10, 2009 to December 31, 2009
	June 10, 2009	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Purchases, Issuances and Settlements	Transfers Into (Out of) Level 3	December 31, 2009
Equity securities:
Non-U.S. companies	$-	$-	$-	$2	$-	$2
Fixed income securities:
Corporate bonds	2	-	-	(2)	-	-
Convertible and high yield bonds	5	1	-	(3)	-	3
Other investments:
Private equity funds	1,961	323	(14)	60	-	2,330
Real estate funds	1,240	(182)	-	25	-	1,083
Hedge funds	1,167	147	(49)	(217)	-	1,048
Other	29	(7)	2	(4)	-	20

Total	$4,404	$282	$(61)	$(139)	$-	$4,486

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Plan Assets - Continued

The fair values of our other postretirement health care and life insurance benefit plan assets as of December 31 by asset class are as follows (in millions of dollars):

	2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

OPEB plan assets:
Cash and cash equivalents	$37	$-	$37	$-

Total	$37	$-	$37	$-

	2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

OPEB plan assets:
Cash and cash equivalents	$136	$2	$134	$-
Equity securities:
U.S. companies	218	218	-	-
Non-U.S. companies	197	197	-	-
Common collective trusts	688	-	688	-
Fixed income securities:
Government securities	338	152	186	-
Corporate bonds	358	-	358	-
Other fixed income	80	-	80	-

Total	$2,015	$569	$1,446	$-

Other Assets (Liabilities):
Accounts receivable	$152
Accounts payable	(158)

Total fair value of OPEB assets	$2,009

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Plan Assets - Continued

Plan assets are recognized and measured at fair value in accordance with the accounting guidance related to fair value measurements, which specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques (Level 1, 2 and 3). A variety of inputs are used, including independent pricing vendors, third party appraisals, and fund net asset value (“NAV”) provided by the investment manager or a third party administrator. Plan assets valued using NAV are classified as Level 3 if redemption at the measurement date is not available. Transfers into and out of fair value hierarchy levels are recognized as of the end of the reporting period. Refer to Note 3, Summary of Significant Accounting Policies, for a discussion of the fair value hierarchy.

Cash and cash equivalents are primarily invested in short-term, high quality government securities and are valued at their outstanding balances, which approximate fair value.

Equity investments are invested broadly in U.S., developed international and emerging market equity securities and are generally valued using quoted market prices. Common collective trust funds are valued at their NAV, which is based on the percentage ownership interest in the fair value of the underlying assets.

Fixed income investments are comprised primarily of long duration U.S. Treasury and global government bonds, as well as U.S., developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalizations. Fixed income securities are valued using quoted market prices. If quoted market prices are not available, prices for similar assets and matrix pricing models are used.

Other investments include private equity, real estate and hedge funds which are generally valued based on the NAV. Private equity investments include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Our private equity investment strategies include leveraged buyouts, venture capital, mezzanine and distressed investments. Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Investments in limited partnerships are valued at the NAV, which is based on audited financial statements of the funds when available, with adjustments to account for partnership activity and other applicable valuation adjustments.

Contributions and Payments

In connection with the 363 Transaction, we acquired a $600 million receivable from Daimler to fund contributions to our U.S. pension plans. We received $200 million of this receivable in both June 2009 and June 2010 and the remaining $200 million is due to us in June 2011. The carrying value of the receivable at December 31, 2010 was $198 million and is included in Prepaid Expenses and Other Assets in the accompanying Consolidated Balance Sheets.

Employer contributions to our funded pension plans are expected to be approximately $338 million in 2011. Of the employer contributions, $200 million will be made to the U.S. plans upon receipt of the Daimler receivable noted above and $138 million is anticipated to be made in cash to satisfy minimum funding requirements for our plans in Canada. Employer contributions to our unfunded pension and OPEB plans are expected to be $12 million and $231 million, respectively, in 2011, which represents the expected benefit payments to participants.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.  Employee Retirement and Other Benefits - Continued

Contributions and Payments - Continued

Estimated future pension and OPEB benefits payments, and the Medicare Prescription Drug Improvement and Modernization Act of 2003 subsidy expected to be received for the next ten years are as follows (in millions of dollars):

	Pension Benefits	OPEB	Medicare Part D Subsidy Receipts
2011	$2,375	$231	$2
2012	2,302	179	2
2013	2,241	177	2
2014	2,186	176	2
2015	2,140	176	2
2016 – 2020	10,123	875	8

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the “Acts”) were enacted. The primary focus of the Acts is to significantly reform health care in the U.S., however several provisions of the Acts do not take effect for several years. Based on our initial assessment, we do not believe that the Acts will have a significant impact on our future period financial results.

Note 19.  Other Transactions with Related Parties

We engage in transactions with unconsolidated subsidiaries, associated companies and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

VEBA Trust

In connection with the 363 Transaction, we issued a senior unsecured note and a 67.7 percent ownership interest in the Company to the VEBA Trust in lieu of assuming certain UAW retiree health care benefit obligations owed by Old Carco. Interest expense on the VEBA Trust Note totaled $420 million and $233 million for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively. Interest expense on the VEBA Trust Note is included in Interest Expense in the accompanying Consolidated Statements of Operations for the year ended December 31, 2010 and Selling, Administrative and Other Expenses for the period from June 10, 2009 to December 31, 2009, in accordance with the classification of the VEBA Trust Note during the applicable periods.

Refer to Note 12, Financial Liabilities, and Note 18, Employee Retirement and Other Benefits, for further discussion of the VEBA Trust, VEBA Trust Note and Membership Interests.

Fiat

In connection with the 363 Transaction, Fiat received a 20.0 percent ownership interest in the Company in exchange for rights to intellectual property we valued at $320 million as of June 10, 2009. Fiat’s ownership stake will increase by an additional 15 percent, in 5 percent increments, upon our achievement of the following Class B Events: (i) developing a 40 mpg vehicle with Fiat technology or platform to be produced in the U.S., (ii) developing a fuel-efficient engine family to be produced in the U.S. and (iii) certain metrics relating to

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19.  Other Transactions with Related Parties - Continued

Fiat - Continued

revenue and sales growth outside of North America. If we are unable to achieve these events, Fiat may exercise options to purchase these same interests. Separately, Fiat holds an option to acquire an additional 16 percent interest in the Company; however, this option may not be exercised until the aggregate principal amount of our Government Loans falls below $4.0 billion. All options discussed above are exercisable between January 1, 2013 and June 30, 2016, assuming the conditions discussed above are met. The exercise price for both of these options prior to the completion of an IPO is determined using a defined market-based multiple, not to exceed Fiat’s multiple, applied to our reported EBITDA for the most recent four quarters less our Net Industrial Debt. Net Industrial Debt is defined as our total indebtedness less total cash and cash equivalents and Gold Key Lease financing. Subsequent to an IPO, the exercise price is determined by reference to a volume-weighted average price per share of our common stock. In any of the scenarios described above, Fiat’s ownership interest will increase through dilution of the other members’ ownership interests. Fiat also holds call options to purchase a portion of the Membership Interests held by the VEBA Trust, and the entirety of the Membership Interests held by the U.S. Treasury. These options may be exercised at exercise prices determined in a manner consistent with those described above, except that the pre-IPO price of the option covering the Membership Interests held by the U.S. Treasury is to be a negotiated price or, absent agreement, a price established by the average of the closest estimated values determined by two of three investment banks. Prior to the repayment of the Government Loans, Fiat’s ownership interest cannot exceed 49.9 percent. Refer to Note 23, Subsequent Events, for additional information related to an increase in Fiat’s ownership stake subsequent to December 31, 2010.

On June 10, 2009, and in connection with the 363 Transaction, we entered into a Master Industrial Agreement with Fiat pursuant to which we established an industrial alliance in which the parties collaborate on a number of fronts, including product and platform sharing and development, global distribution, procurement, information technology infrastructure and process improvement. The alliance is comprised of various commercial arrangements entered into pursuant to the Master Industrial Agreement. As part of the alliance, we have access to certain of Fiat’s platforms, vehicles, products and technology. We are obligated to make royalty payments to Fiat related to the intellectual property that was contributed to us by Fiat. The royalty payments are calculated based on a percentage of the material cost of the vehicle, or portion of the vehicle or component, in which we utilize the Fiat intellectual property. We have also entered into other transactions with Fiat, including the purchase of goods and services in the ordinary course of business.

During 2010, we executed agreements with Fiat which govern the anticipated integration of the operations of our European distribution and dealer network into Fiat’s distribution organization. In 2010, Fiat assumed the management of our distribution and sales operations in select European countries, pending Fiat’s appointment as our general distributor in Europe in June 2011. Once appointed, Fiat will distribute our vehicles and service parts in Europe through a network of newly selected dealers. Beginning in October 2010, we assumed responsibility for the distribution of Fiat vehicles and service parts in Mexico.

During the year ended December 31, 2010, we sold vehicles and vehicle parts to Fiat, as well as provided services related to various agreements totaling $485 million. During the period from June 10, 2009 to December 31, 2009, we did not sell any vehicles or vehicle parts to Fiat, however, we provided services totaling $10 million related to various agreements. For the year ended December 31, 2010, purchases from Fiat of vehicles, vehicle parts and services related to various agreements totaled $310 million. For the period from June 10, 2009 to December 31, 2009, purchases from Fiat of vehicle parts and services totaled $57 million. Approximately $110 million and $20 million of the purchases from Fiat for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively, have been capitalized in Property, Plant and Equipment, Net in the accompanying Consolidated Balance Sheets.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19.  Other Transactions with Related Parties - Continued

Fiat - Continued

During the year ended December 31, 2010, royalty fees incurred for the intellectual property contributed were less than $1 million because production utilizing the intellectual property did not begin until December 2010. No royalty fees were incurred in 2009.

U.S. Treasury

In connection with the 363 Transaction, the U.S. Treasury received a 9.8 percent ownership interest in the Company in exchange for loan commitments. Refer to Note 12, Financial Liabilities, for further discussion of the loan commitments. Related party transactions with the U.S. Treasury disclosed below are limited to activities related to individual contractual agreements and not statutory requirements, such as taxes.

In connection with the 363 Transaction, we purchased the equity of Receivable SPV and assumed a $1.5 billion loan facility provided by the U.S. Treasury, which was subsequently reduced to $1.0 billion. The Receivable SPV for the Auto Supplier Support Program was established by the U.S. Treasury to facilitate payment of qualified automotive receivables to certain automotive suppliers. As of December 31, 2009, we had $123 million outstanding on the facility, which was repaid in March 2010. In April 2010, the Auto Supplier Support Program expired, and in accordance with the terms of the agreement, we paid the U.S. Treasury a $40 million exit fee associated with the program, as well as $5 million, which represented 50 percent of the residual equity of Receivable SPV. Refer to Note 12, Financial Liabilities, for further discussion of Receivable SPV and the loan.

Also, in connection with the 363 Transaction, we purchased the equity of Chrysler Warranty SPV LLC (“Warranty SPV”), which was party to an Administration Agreement and Account Control Agreement with the U.S. Treasury in connection with the Warranty Commitment Program. The Warranty Commitment Program was established by the U.S. Government to ensure warranty claims submitted to domestic automakers would be paid to consumers regardless of the automakers’ existence. Restricted cash of $318 million was acquired and the liability to repay the U.S. Treasury $280 million plus interest was assumed in the 363 Transaction. The Warranty Commitment Program was terminated in July 2009, at which time we repaid the U.S. Treasury the $280 million loan plus all accrued and unpaid interest.

Interest expense on financial resources provided by the U.S. Treasury totaled $582 million and $313 million for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively, of which $68 million and $310 million, respectively, was capitalized as financial liabilities in accordance with the loan agreements. Refer to Note 12, Financial Liabilities, for further discussion.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19.  Other Transactions with Related Parties - Continued

Related Party Summary

Amounts due from and to related parties as of December 31 were as follows (in millions of dollars):

	2010
	VEBA Trust	Fiat and Related Parties	U.S. Treasury	Other	Total
Amounts due from related parties (included in Prepaid Expenses and Other Assets)	$-	$227	$-	$14	$241

Amounts due to related parties
(included in Trade Liabilities and Accrued Expenses and Other Liabilities)	$214	$100	$1	$7	$322
Financial liabilities to related parties
(included in Financial Liabilities)	4,018	-	5,696	-	9,714

Total due to related parties	$4,232	$100	$5,697	$7	$10,036

	2009
	VEBA Trust	Fiat and Related Parties	U.S. Treasury	Other	Total
Amounts due from related parties (included in Prepaid Expenses and Other Assets)	$-	$10	$-	$8	$18

Amounts due to related parties
(included in Trade Liabilities and Accrued Expenses and Other Liabilities)	$5,077	$37	$40	$5	$5,159
Financial liabilities to related parties
(included in Financial Liabilities)	-	-	5,727	-	5,727

Total due to related parties	$5,077	$37	$5,767	$5	$10,886

Amounts included in “Other” above relate to balances with a related unconsolidated company as a result of transactions in the ordinary course of business.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 20.  Geographic Information

Information concerning principal geographic areas was as follows (in millions of dollars):

	Year Ended December 31, 2010		Period from June 10, 2009 to December 31, 2009
	Long-lived Assets (a)	Total Revenues (b)	Long-lived Assets (a)	Total Revenues (b)
North America
United States	$10,442	$28,369	$10,568	$11,215
Canada	2,479	6,539	3,662	3,082
Mexico	2,289	1,634	2,092	934

Total North America	15,210	36,542	16,322	15,231
Rest of World	142	5,404	214	2,479

Total	$15,352	$41,946	$16,536	$17,710

(a)	Consists of property, plant and equipment (see Note 7) and equipment on operating leases (see Note 8), net of accumulated depreciation and amortization.
(b)	Revenue is allocated based on the customer location.

Note 21.  Restructuring Actions

In connection with the 363 Transaction, we assumed certain liabilities related to specific restructuring actions commenced by Old Carco. These liabilities represent costs for workforce reduction actions related to our represented and non-represented hourly and salaried workforce, as well as specific contractual liabilities assumed for other costs, including supplier cancellation claims.

Key initiatives for Old Carco’s restructuring actions included workforce reductions, elimination of excess production capacity, refinements to its product portfolio and restructuring of international distribution operations. To eliminate excess production capacity, Old Carco eliminated manufacturing work shifts, reduced line speeds at certain manufacturing facilities, adjusted volumes at stamping and powertrain facilities and idled certain manufacturing plants. Old Carco’s restructuring actions also included the cancellation of five existing products from the portfolio, discontinued development on certain previously planned product offerings and the closure of certain parts distribution centers in the U.S. and Canada. We will continue to execute the remaining actions under Old Carco’s restructuring initiatives over the next two years. The remaining actions principally include the completion of the activities associated with the idling of three manufacturing facilities and the restructuring of our international distribution operations, the plans of which have been refined, including the integration of the operations of our European distribution and dealer network into Fiat’s distribution organization. Refer to Note 19, Other Transactions with Related Parties, for additional information. Costs associated with these remaining actions include, but are not limited to: employee severance, relocations, plant deactivations, contract cancellations and legal claims. The remaining workforce reductions will affect represented and non-represented hourly and salaried employees and will be achieved through a combination of retirements, special programs, attrition and involuntary separations.

During the year ended December 31, 2010, we recorded charges of $273 million, net of discounting. These charges primarily related to costs resulting from the integration of the operations of our European distribution and dealer network into Fiat’s distribution organization, which included, but were not limited to, workforce reductions, contract cancellations and legal claim costs, as well as other transition costs of $35 million. The

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 21.  Restructuring Actions - Continued

charges also related to costs associated with workforce reductions and plant deactivations for previously announced restructuring initiatives. During the period from June 10, 2009 to December 31, 2009, we recorded charges of $39 million, net of discounting. These charges related to costs associated with workforce reductions and plant deactivation costs.

During the year ended December 31, 2010, we made refinements to existing reserve estimates resulting in net reductions of $227 million. These reserve adjustments were primarily the result of the cancellation of a previously announced plant closure. During 2010, we announced that our Sterling Heights, Michigan assembly plant, which was scheduled to close after 2012, would remain open in connection with the granting of certain tax incentives by local and state governments. The adjustments also related to decreases in supplier cancellation claim reserves as a result of the settlement of certain claims and a net decrease in the expected workforce reduction costs as a result of management’s adequacy reviews, which took into consideration the actual acceptances and the composition of the remaining estimated costs. During the period from June 10, 2009 to December 31, 2009, we made refinements to existing reserve estimates resulting in net reductions of $8 million. These reserve adjustments principally represented a net decrease in the expected workforce reduction costs as a result of management’s adequacy reviews.

Interest accretion associated with the restructuring reserves was $2 million and $3 million for the year ended December 31, 2010 and for the period from June 10, 2009 to December 31, 2009, respectively. The charges, reserve adjustments and interest accretion are included in Restructuring Expenses, Net in the accompanying Consolidated Statements of Operations and would have otherwise been reflected in Cost of Sales.

Additional charges of approximately $38 million related to employee relocations and plant deactivation costs, as well as interest accretion, are expected to be recognized in total during 2011 and 2012. We anticipate that the total costs we will incur related to these restructuring activities, including the initial assumption of the $554 million obligation, will be $648 million, including $392 million related to employee termination benefits and $256 million of other costs.

In connection with these actions, we made payments of approximately $145 million and $171 million during the year ended December 31, 2010 and the period from June 10, 2009 to December 31, 2009, respectively. We expect to make payments of approximately $271 million and $2 million during 2011 and 2012, respectively. Additional payments of approximately $4 million are expected to be funded through pension and other post-employment benefit plans related to special retirement programs and other benefits.

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 21.  Restructuring Actions - Continued

The following summarizes the restructuring reserves activity included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets (in millions of dollars):

	Year Ended December 31, 2010			Period from June 10, 2009 to December 31,2009
	Workforce Reductions	Other	Total	Workforce Reductions	Other	Total
Balance at beginning of period	$343	$38	$381	$472	$82	$554
Charges	76	162	238	21	18	39
Adjustments to reserve estimates	(213)	(14)	(227)	(6)	(2)	(8)
Payments	(120)	(25)	(145)	(112)	(59)	(171)
Amounts recognized and transferred to employee benefit plans	(19)	-	(19)	(34)	-	(34)
Interest accretion	2	-	2	3	-	3
Other, including currency translation	10	(1)	9	(1)	(1)	(2)

Balance at end of period	$79	$160	$239	$343	$38	$381

Other Voluntary Separation Actions

In connection with the 363 Transaction, we assumed a $48 million obligation for previously offered voluntary employee separation programs as part of Old Carco’s initiatives to reduce the represented workforce. These programs had been extended to all represented hourly and salary employees throughout the organization and, therefore, did not meet the accounting criteria to be recorded as exit or disposal activities. The costs associated with these actions are recognized upon acceptance by the affected employee and are included in Cost of Sales in the accompanying Consolidated Statements of Operations.

The following summarizes the other voluntary separation actions reserve activity included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets (in millions of dollars):

	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Balance at beginning of period	$24	$48
Charges	23	66
Payments	(46)	(90)

Balance at end of period	$1	$24

Note 22.  Venezuelan Currency Devaluation

The functional currency of Chrysler de Venezuela (“CdV”), our wholly-owned subsidiary in Venezuela, is the USD. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela (“BCV”) centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Commission for the Administration of Foreign Exchange (“CADIVI”).

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 22.  Venezuelan Currency Devaluation - Continued

Prior to January 1, 2010, the official exchange rate was 2.15 bolivar fuerte (“BsF”) per USD. Accordingly, this rate was used to remeasure all BsF denominated balances as of December 31, 2009. During 2010, the Venezuelan government made several changes to the regulations around foreign currency exchange, as summarized below:

•

In January 2010, the Venezuelan government devalued the BsF relative to the USD from the official rate of 2.15 BsF per USD to a dual-rated system regulated by the CADIVI. The dual-rate included (i) an essential rate of 2.60 BsF per USD for food, technology and other items, such as our car kits, and (ii) a nonessential rate of 4.30 BsF per USD for all other transactions. As a result of this devaluation, we recorded a foreign currency translation loss of $20 million in the first quarter of 2010.

•

In June 2010, the Venezuelan government introduced a new regulated system, the Transaction System for Foreign Currency Denominated Securities (“SITME”), whereby entities domiciled in Venezuela can buy limited amounts of USD denominated securities through banks authorized by the BCV. The SITME eliminated the previously existing “parallel” foreign currency exchange market in Venezuela that enabled entities to use brokers to obtain foreign currency without having to purchase the currency from the CADIVI at the official rate. The SITME rate is a government determined rate fixed at 5.30 BsF per USD for 2010.

•

On December 30, 2010, a further devaluation of the BsF was announced, eliminating the essential rate of 2.60 BsF and requiring all CADIVI-approved transactions, including transactions that were pending CADIVI approval prior to the announcement, to occur at the previous nonessential rate of 4.30 BsF per USD. The new rate was declared effective as of January 1, 2011. The nonessential rate remained unchanged.

During 2010, we exchanged BsF for USD through the CADIVI to settle our Venezuelan subsidiary’s USD denominated liabilities, which have historically taken up to 260 days from invoice date. The majority of these payments were at the essential rate of 2.60 BsF per USD, therefore, this rate was used to remeasure all BsF denominated balances during the period. However, as a result of the announced devaluation of the essential rate on December 30, 2010, we remeasured all BsF denominated balances as of December 31, 2010 using the new rate of 4.30 BsF per USD. The remeasurement resulted in a loss of $80 million.

At December 31, 2010 and 2009, the net monetary assets of CdV denominated in BsF were 348 million ($81 million USD) and 234 million ($109 million USD), respectively. In addition, cash and cash equivalents denominated in BsF were 651 million ($151 million USD) and 333 million ($155 million USD) at December 31, 2010 and 2009, respectively.

Note 23.  Subsequent Events

Fiat Ownership Interest

In January 2011, we delivered an irrevocable commitment letter to the U.S. Treasury stating that we had received the appropriate governmental approvals to begin commercial production of our Fully Integrated Robotised Engine in our Dundee, Michigan facility. As a result, Fiat’s ownership stake in the Company increased from 20 percent to 25 percent as a result of achieving the first of three Class B Events as outlined in our June 10, 2009 Amended and Restated Limited Liability Company Operating Agreement with the VEBA, U.S. Treasury, Canadian Government and Fiat. In accordance with the Operating Agreement, Fiat’s ownership interest increased

CHRYSLER GROUP LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 23.  Subsequent Events - Continued

Fiat Ownership Interest - Continued

through dilution of the other members’ ownership interests. As a result, the current ownership percentages for each of our members are as follows: VEBA Trust 63.5 percent, Fiat 25 percent, U.S. Treasury 9.2 percent and the Canadian Government 2.3 percent.

Canadian Transfer Pricing Reassessment

During January 2011, we received reimbursements from Daimler of $319 million related to the Final Reassessment. Daimler also made payments of $183 million to the CRA and payments of $350 million to the Provincial Tax Authorities related to this matter. In addition, the $500 million CRA tax lien against our Canadian manufacturing facilities and related assets was discharged.

During February 2011, the Canadian Tax Authorities applied an additional $48 million of payments previously made by us against the amount owing under the Final Reassessment, thereby increasing the amount we are to be reimbursed by Daimler related to the Final Reassessment by $48 million. In February 2011, we received additional reimbursements from Daimler of $54 million related to the Final Reassessment and Daimler made additional payments of $123 million to the Provincial Tax Authorities. In addition, the remaining $700 million Ontario government tax liens against our Canadian manufacturing facilities and related assets was discharged.

Daimler is expected to make additional settlement payments to the Provincial Tax Authorities in the first quarter of 2011, with the remainder of the obligation being settled prior to the end of 2011. Refer to Note 13, Income Taxes, for additional information related to the Canadian Transfer Pricing Reassessment.

Other

In accordance with the guidance for subsequent events, we evaluated all subsequent events for recognition or disclosure through February 25, 2011, the date of issuance of the financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Managers

Old Carco LLC (f/k/a Chrysler LLC):

We have audited the accompanying consolidated balance sheets of Old Carco LLC and subsidiaries (the Company), formerly known as Chrysler LLC, as of June 9, 2009 and December 31, 2008, and the related consolidated statements of operations, member’s deficit, and cash flows for the period from January 1, 2009 through June 9, 2009 and the year ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Carco LLC and subsidiaries as of June 9, 2009 and December 31, 2008, and the results of their operations and their cash flows for the period from January 1, 2009 through June 9, 2009 and the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company would continue as a going concern. As discussed in notes 1, 2, and 23 to the consolidated financial statements, the Company filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code on April 30, 2009. Further, on June 10, 2009, Chrysler Group LLC acquired the principle operating assets and assumed certain liabilities of the Company. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in notes 1, 2, and 23 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these events or uncertainties.

/s/ KPMG LLP

Detroit, Michigan

November 3, 2010

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of dollars)

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Revenues	$11,082	$48,477
Cost of sales	13,016	46,549

GROSS MARGIN	(1,934)	1,928
Selling, administrative and other expenses	1,599	3,991
Research and development expenses (Note 3)	452	1,525
Restructuring expense (income), net (Note 21)	(230)	1,306
Gain on NSC settlement (Note 19)	(684)	-
Gain on Daimler pension settlement (Note 19)	(600)	-
Impairment of goodwill (Note 8)	-	7,507
Impairment of brand name intangible assets (Note 8)	844	2,857
Interest expense (Note 4)	615	1,080
Interest income	(31)	(284)
Reorganization expense, net (Note 22)	843	-

LOSS BEFORE INCOME TAXES	(4,742)	(16,054)
Income tax expense (benefit) (Note 14)	(317)	790

NET LOSS	$(4,425)	$(16,844)

See accompanying notes to consolidated financial statements.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

CONSOLIDATED BALANCE SHEETS

(In millions of dollars)

	June 9, 2009	December 31, 2008
CURRENT ASSETS:
Cash and cash equivalents	$1,829	$1,898
Restricted cash (Note 15)	533	142
Marketable securities	16	-
Trade receivables, net of allowance for doubtful accounts of $94 and $67	1,607	1,638
Inventories (Note 5)	3,120	4,671
Prepaid expenses and other current assets (Note 9)	3,780	2,802
Deferred taxes (Note 14)	74	20

TOTAL CURRENT ASSETS	10,959	11,171
PROPERTY AND EQUIPMENT:
Property, plant and equipment, net (Note 6)	14,609	15,869
Equipment on operating leases, net (Note 7)	3,871	5,092

TOTAL PROPERTY AND EQUIPMENT	18,480	20,961
OTHER ASSETS:
Advances to related parties and other financial assets
Note receivable - Chrysler CA Lease Depositor LLC (Note 19)	-	1,000
Other (Note 19)	284	293
Restricted cash (Note 15)	600	1,213
Intangible assets, net (Note 8)	2,619	3,496
Deferred taxes (Note 14)	61	146
Other assets (Note 9)	574	1,056

TOTAL OTHER ASSETS	4,138	7,204

TOTAL ASSETS	$33,577	$39,336

CURRENT LIABILITIES NOT SUBJECT TO COMPROMISE:
Trade liabilities	$873	$5,739
Accrued expenses and other current liabilities (Note 10)	4,387	12,095
Current maturities of financial liabilities (Note 12)	2,694	11,308
Debtor-in-possession financing (Note 13)	3,344	-
Deferred revenue	820	1,516
Deferred taxes (Note 14)	44	6

TOTAL CURRENT LIABILITIES	12,162	30,664
LONG-TERM LIABILITIES NOT SUBJECT TO COMPROMISE:
Accrued expenses and other liabilities (Note 10)	5,309	20,859
Financial liabilities (Note 12)	1,900	2,599
Deferred revenue	922	957
Deferred taxes (Note 14)	115	154

TOTAL LONG-TERM LIABILITIES	8,246	24,569
Liabilities subject to compromise (Note 11)	29,731	-

TOTAL LIABILITIES	50,139	55,233
Commitments and contingencies (Note 15)	-	-
MEMBER’S DEFICIT
Contributed capital	6,707	2,471
Accumulated losses	(21,908)	(17,483)
Accumulated other comprehensive loss	(1,361)	(885)

TOTAL MEMBER’S DEFICIT	(16,562)	(15,897)

TOTAL LIABILITIES AND MEMBER’S DEFICIT	$33,577	$39,336

See accompanying notes to consolidated financial statements.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of dollars)

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,425)	$(16,844)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property, plant and equipment and intangible assets	1,179	3,216
Depreciation of equipment on operating leases	358	1,592
Impairment of goodwill (Note 8)	-	7,507
Impairment of brand name intangible assets (Note 8)	844	2,857
Impairment of property, plant and equipment (Note 6)	391	-
Net amortization of favorable and unfavorable operating lease contracts	(80)	(66)
Amortization of debt discounts and debt issuance costs	51	25
Interest accretion related to fair value adjustments	86	311
Net loss (gain) on disposal of property, plant and equipment, equity investments and intangible assets	112	(25)
Capitalized interest on Second Lien Credit Facility	47	-
Gain on NSC settlement (Note 19)	(684)	-
Gain on Daimler pension settlement (Notes 1, 16 and 19)	(600)	-
Gain on Daimler tax settlement (Notes 14 and 19)	(196)	-
Non-cash adjustments to restructuring reserve estimates, net	(600)	180
Non-cash pension and OPEB income, net	(520)	(530)
Non-cash troubled supplier concessions	-	106
Other non-cash expense	-	47
VEBA withdrawal (Note 16)	-	500
Changes in deferred taxes	10	656
Daimler trade receivable and payable settlement (Note 19)	(140)	-
Changes in accrued expenses and other liabilities	(3,265)	(1,438)
Changes in other operating assets and liabilities:
-inventories	1,537	1,330
-trade receivables	164	(291)
-trade liabilities	(2,100)	(2,794)
-other assets and liabilities	173	(1,642)
Operating cash flows related to reorganization items:
Gain on extinguishment of certain financial liabilities and accrued interest related to the Second Lien Credit Agreement (Notes 19 and 22)	(519)	-
Loss on extinguishment of Chrysler CA Lease Depositor LLC note receivable and accrued interest (Notes 19 and 22)	1,025	-
Amortization of debt issuance costs on debtors-in-possession financing	220	-
Cash payment related to reorganization items	(500)	-
Other reorganization items (Note 22)	302	-

NET CASH USED IN OPERATING ACTIVITIES	(7,130)	(5,303)

See accompanying notes to consolidated financial statements.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In millions of dollars)

NET CASH USED IN OPERATING ACTIVITIES	(7,130)	(5,303)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(239)	(2,765)
Proceeds from disposals of property, plant and equipment	21	281
Purchases of equipment on operating leases	(170)	(4,045)
Proceeds from disposals of equipment on operating leases	448	2,552
Proceeds from sale of equity investment	-	112
Proceeds from sale of preferred stock and note	-	89
Net change in restricted cash	220	1,136
NSC settlement (Notes 1 and 19)	(99)	-
Acquisitions of available for sale securities	-	(5,322)
Proceeds from sales and maturities of available for sale securities	-	5,322
Issuance of note receivable - related party	-	(1,000)
Collection of note receivables - related party	-	34
Collections of notes receivables - third party	15	-
Other	-	(26)
Investing cash flows related to reorganization item:
Funding to USDART (Notes 1 and 13)	(600)	-

NET CASH USED IN INVESTING ACTIVITIES	(404)	(3,632)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from EDC credit facility (Note 12)	995	-
Proceeds from U.S. Treasury - Receivable SPV (Note 12)	123	-
Proceeds from second lien credit facility	-	2,000
Repayment of borrowings under First Lien Credit Agreement	(18)	-
Change in financial liabilities - third party	(61)	(65)
Proceeds from vehicle lease portfolio securitization - third party	-	715
Repayments of borrowings from vehicle lease portfolio securitization - third party	(646)	(1,886)
Net proceeds from (repayments of) vehicle lease portfolio borrowings - related party	(44)	87
Net proceeds from (repayments of) automotive borrowings - related party	(69)	207
Capital contribution from parent company (Notes 2 and 19)	4,275	-
Dividend to parent company (Note 19)	(52)	-
Financing cash flows related to reorganization item:
Proceeds from DIP credit facility (Note 13)	3,014	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	7,517	1,058

Effect of exchange rate changes on cash and cash equivalents	(52)	244

Net change in cash and cash equivalents	(69)	(7,633)
Cash and cash equivalents at beginning of period	1,898	9,531

Cash and cash equivalents at end of period	$1,829	$1,898

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid, net of capitalized interest	$(222)	$(1,091)
Income tax payments, net	(43)	(274)
Non-cash:
Daimler ownership interest settlement (Notes 1 and 19)	22	-
Derivative settlement (Notes 12 and 18)	(86)	-
Additional note - DIP Facilities (Note 13)	330	-
Additional note - EDC Facility (Note 12)	67	-

See accompanying notes to consolidated financial statements.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF MEMBER’S DEFICIT

(In millions of dollars)

	Contributed Capital	Accumulated Losses	Comprehensive Loss	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2008	$2,454	$(639)		$(102)	$1,713

Net loss		(16,844)	$(16,844)		(16,844)
Other comprehensive income (loss):
Unrealized losses on available for sale securities			(6)
Unrealized gains on derivatives (Note 18) (a)			150
Defined benefit plan adjustments (Note 16)
Actuarial loss (a)			(1,360)
Prior service cost (a)			433

Other comprehensive loss			(783)	(783)	(783)

Comprehensive loss			$(17,627)

Equity based compensation	6				6
Non-cash dividend to related party (Note 16)	(101)				(101)
Capital contribution from related party (Note 16)	112				112

Balance at December 31, 2008	$2,471	$(17,483)		$(885)	$(15,897)

Net loss		(4,425)	$(4,425)		(4,425)
Other comprehensive income (loss):
Unrealized loss on derivatives (Note 18) (a)			(147)
Foreign currency translation adjustments (a)			(74)
Defined benefit plan adjustments (Note 16)
Actuarial loss (a)			(253)
Prior service cost (a)			(2)

Other comprehensive loss			(476)	(476)	(476)

Comprehensive loss			$(4,901)

Capital contribution from parent company (Note 19)	4,275				4,275
Dividend to parent company (Note 19)	(52)				(52)
Capital contribution from related party (Note 16)	13				13

Balance at June 9, 2009	$6,707	$(21,908)		$(1,361)	$(16,562)

(a) Net of $0 of taxes.

See accompanying notes to consolidated financial statements.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 1.  Background and Nature of Operations

Background

Old Carco LLC (the “Company”), formerly known as Chrysler LLC, is a Delaware limited liability company which was initially organized as a corporation in Delaware on March 1, 1986. The Company is the surviving entity following mergers with a number of its operating subsidiaries, including a predecessor corporation originally incorporated in 1925. From November 12, 1998 through August 3, 2007, the Company was an indirect wholly-owned subsidiary of Daimler AG, formerly DaimlerChrysler AG. In May 2007, Chrysler LLC was contributed to Chrysler Holding LLC (“Holding”) and was an indirect wholly-owned subsidiary. On August 3, 2007, CG Investment Group, LLC (“CGI”), a private equity investment fund affiliated with Cerberus Capital Management L.P. (“Cerberus”), made a capital contribution to acquire an 80.1 percent Class A membership interest (the “Cerberus Acquisition”) in Holding. Related parties of Daimler retained a 19.9 percent membership interest in Holding after the Cerberus Acquisition, which was represented by Class A and Class B membership interests.

On March 31, 2009, Daimler transferred its ownership of 23 international distribution centers (“NSCs”), which were being operated for the benefit of the Company to Holding, who simultaneously transferred its ownership of these NSCs to the Company. In connection with the transfer, the Company paid Daimler $99 million in exchange for the settlement of obligations related to the NSCs and other obligations. Refer to Note 19, Other Transactions with Related Parties, for additional information related to the settlement.

Chapter 11 Reorganization Proceedings

On April 30, 2009 (the “Petition Date”), the Company and 24 of its affiliates filed petitions for relief under Chapter 11 of Title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”). On May 19, 2009, an affiliate of the Company, Alpha Holding LP filed a petition for relief under Chapter 11 of the Bankruptcy Code in the Court. The filing of petitions for relief under Chapter 11 of the Bankruptcy Code are hereinafter referred to as “Chapter 11 Proceedings.” The Company and these 25 affiliates (collectively, the “Debtors”) are authorized to operate their businesses and manage their properties as “Debtors-in-Possession” (“DIP”) under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. On May 5, 2009, the Office of the United States Trustee for the Southern District of New York appointed a statutory committee of unsecured creditors (the “Official Unsecured Creditors Committee”).

At hearings held in May 2009, the Court granted final approval of the Debtors’ “first day” orders for authority to pay certain pre-petition claims in designated categories and subject to certain terms and conditions. This relief generally was designed to preserve the value of the Debtors’ businesses and assets pending consummation of the Fiat Transaction (as defined and described below). Among other things, the Court authorized the Debtors to pay certain pre-petition claims relating to employees, suppliers, customers, dealers, taxes and cash management.

The Chapter 11 Proceedings triggered defaults on several debt obligations of the Debtors. However, under Section 363 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect pre-petition indebtedness or to exercise control over the property of the debtor’s estate. Absent an order of the Court, substantially all pre-petition liabilities are subject to settlement under a plan of reorganization.

Refer to Note 23, Subsequent Events, for a discussion of subsequent events.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 1.  Background and Nature of Operations - Continued

Fiat Transaction

In connection with the commencement of the Chapter 11 Proceedings, Old Carco and certain of its subsidiaries, Fiat S.p.A and New Chrysler (as defined below) entered into a Master Transaction Agreement dated as of April 30, 2009 (as amended and collectively with other ancillary and supporting documents, the “Purchase Agreement”). The Purchase Agreement provided, among other things, that: (i) the Debtors would transfer the majority of their operating assets and equity in their principal foreign subsidiaries, to New CarCo Acquisition LLC (n/k/a Chrysler Group LLC) (“New Chrysler”), a newly established Delaware limited liability company formed by Fiat North America LLC (“Fiat”), an indirect wholly-owned subsidiary of Fiat S.p.A.; and (ii) in exchange for those assets, New Chrysler would assume certain of the Debtors’ liabilities, including, but not limited to, certain accounts payable, personnel costs, warranty obligations, sales incentive obligations, restructuring and employee retirement and other benefit obligations, and pay to the Debtors $2.0 billion in cash (collectively with the other transactions contemplated by the Purchase Agreement, the “Fiat Transaction”). The principal assets not acquired by New Chrysler represent certain property and plant locations, while the principal liabilities not assumed by New Chrysler represent the First and Second Lien Credit Agreements, the Second Lien Secured Priming Superiority Debtor-in-Possession Credit Agreement (as amended and modified, the “DIP Credit Agreement”), as well as certain other postretirement benefit obligations (“OPEB”) and legal liabilities.

On May 31, 2009, the Court issued: (i) an Opinion Granting the Debtors’ Motion Seeking Authority to Sell, Pursuant to Section 363 of the Bankruptcy Code, Substantially All of the Debtors’ Assets (the “Sale Opinion”); and (ii) an Opinion and Order Regarding Emergency Economic Stabilization Act of 2008 and Troubled Asset Relief Program (together with the Sale Opinion, the “Opinions”). On June 1, 2009 and consistent with the Sale Opinion, this Court entered an Order authorizing the Fiat Transaction (the “Sale Order”). On June 5, 2009, the United States Court of Appeals for the Second Circuit affirmed the Opinions and the Sale Order. Consistent with the Sale Order, the Fiat Transaction was consummated on June 10, 2009 (the “Closing”).

Refer to Note 23, Subsequent Events, for a discussion of subsequent events.

Nature of Operations

The Company’s primary operations include the research, design, manufacture, assembly and wholesale distribution of passenger cars and trucks under the brand names Chrysler, Jeep® and Dodge. The Company’s vehicles, as well as parts and accessories, including those sold under the MOPAR® brand name, are primarily produced and distributed in the Company’s principal markets of the U.S., Canada and Mexico (“NAFTA”). The majority of NAFTA vehicle sales are to independent dealers, who in turn sell to consumers. Vehicle, parts and accessories sales outside of the NAFTA region are primarily through the Company’s NSCs, which in turn sell to local independent dealers. The Company also provides lease financing for vehicles leased by Canadian consumers. The Company suspended its production operations upon the filing of the Chapter 11 Cases and had not resumed production as of June 9, 2009.

Relationship with Cerberus and Daimler

On June 5, 2009, the Company, Holding, certain affiliates of Cerberus, Daimler AG and certain of its affiliates (collectively, “Daimler”) and the Pension Benefit Guaranty Corporation (“PBGC”) entered into a signed binding agreement (the “Daimler Settlement”) settling various matters. Under the agreement, Holding redeemed Daimler’s 19.9 percent ownership interest in Holding in exchange for the settlement of a receivable from

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 1.  Background and Nature of Operations - Continued

Relationship with Cerberus and Daimler - Continued

Daimler of approximately $22 million. In addition, Daimler agreed to make three equal cash payments to the Company totaling $600 million, which are to be used to fund contributions into the Company’s pension plans over the next three years. In addition and pursuant to the terms of the agreement, Cerberus surrendered its ownership in the Company and Cerberus and Daimler agreed to forgive and extinguish debt owing under a $2.0 billion Second Lien Credit Agreement, subject to certain conditions.

On August 17, 2009, the Official Unsecured Creditors Committee filed an Adversary Proceeding against Daimler causing the conditions to the forgiveness and extinguishment of Daimler’s portion of the debt under the Second Lien Credit Agreement (totaling $1.5 billion) to not be satisfied. As such, Daimler informed the Debtors that it had not released its lien on the Debtors’ assets and was reserving its rights with respect to its portion of the debt under the Second Lien Credit Agreement. Refer to Note 12, Financial Liabilities, and Note 19, Other Transactions with Related Parties, for additional information related to the Second Lien Credit Agreement.

Relationship with GMAC/Ally

On April 30, 2009, the Company announced an agreement between the Company and GMAC LLC (n/k/a Ally Financial Inc.) (“Ally”), in which Ally will provide automotive financing products and services to the Company’s NAFTA dealers and consumers, including wholesale, retail, fleet, remarketing and other services. In May 2009, subject to Ally’s credit policies, Ally began providing financing and funding for the financial services offered to dealers and retail consumers and bears a portion of the related financial risks including, but not limited to, credit risk and residual value risk on its lease portfolio. However, Ally is not obligated to offer leasing products. The Company is required to utilize Ally for at least 70 percent of its subvented retail volume, provided that Ally has the ability to meet such financing requirements.

The United States Department of the Treasury (the “U.S. Treasury”) supported the automotive restructuring initiative by promoting the availability of credit financing for dealers and consumers, including liquidity and capitalization that would be available to Ally, and by providing capitalization that Ally required to support the Company’s business. On May 21, 2009, the Ally Master Transaction Agreement (“Ally MTA”) between the Company, the U.S. Treasury, Ally and Dealer Automotive Receivables Transition LLC (“USDART”) was executed. The U.S. Treasury funded $600 million to the Company, under the DIP Credit Agreement, which was immediately transferred to USDART for the sole purpose of reimbursing Ally for any losses incurred on unsecured Chrysler dealership loans. Ally is the sole member of USDART. Refer to Note 13, Debtors-in-Possession Financing, Note 15, Commitments, Contingencies and Concentrations, and Note 23, Subsequent Events, for additional information related to Ally and USDART.

Relationship with Chrysler Financial

On May 6, 2009, the Company and Chrysler Financial Services Americas LLC (“Chrysler Financial”) entered into an agreement in which the Company agreed to transfer $500 million of restricted cash collateral and a $1.0 billion note receivable to Chrysler Financial in exchange for a reduction in Chrysler Financial’s pre-petition claims, as well as Chrysler Financial’s waiver of any provisions in its Master Auto Finance Agreement (the “MAFA”) with the Company or its loan agreements with dealers that would have been breached by arrangements between the Company or its dealers and Ally. Chrysler Financial also agreed to cooperate in transitioning the Company’s dealers to Ally financing.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 1.  Background and Nature of Operations - Continued

Relationship with Chrysler Financial - Continued

Prior to the agreement, Chrysler Financial had historically provided a significant portion of retail and lease financing of dealer sales of the Company’s vehicles to consumers. Chrysler Financial also provided wholesale financing to a significant number of the Company’s dealers. In response to restrictions on the availability of liquidity, Chrysler Financial was constrained in its ability to provide wholesale and retail financing support to dealers and consumers in the U.S., Canada and Mexico, the Company’s primary markets, and could not obtain funding to continue lease financing in the U.S. subsequent to July 31, 2008.

Refer to Note 19, Other Transactions with Related Parties, for additional information related to Chrysler Financial.

Note 2.  Basis of Presentation

Basis of Presentation

The accompanying consolidated financial statements present the financial results of the Company as of June 9, 2009 and December 31, 2008 and for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant inter-company transactions have been eliminated in consolidation.

Going Concern

The Company’s consolidated financial statements as of June 9, 2009 and December 31, 2008 and for the period from January 1, 2009 through June 9, 2009 and the year ended December 31, 2008, have been prepared assuming that the Company will continue as a going concern and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is contingent upon its ability to comply with financial and other covenants contained in its debt agreements and successfully consummate a plan of reorganization, among other things. As a result of the Chapter 11 Proceedings, the realization of assets and the satisfaction of liabilities are subject to uncertainty. While operating as Debtors-in-Possession under Chapter 11, the Debtors may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in the accompanying Consolidated Financial Statements. The accompanying Consolidated Financial Statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern or as a consequence of the Chapter 11 Proceedings.

Due to the significant uncertainties inherent in the bankruptcy process, as well as events that have occurred subsequent to June 9, 2009, which are disclosed in Note 23, Subsequent Events, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a reasonable period of time.

Financial Reporting in Reorganization

As a result of the Chapter 11 Proceedings, the Company adopted accounting standards pertaining to financial reporting by entities in reorganization under the Bankruptcy Code. These accounting standards do not change the application of U.S. GAAP with respect to the preparation of the Company’s consolidated financial statements. Rather, these accounting standards do require that financial statements for periods including and subsequent to a

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 2.  Basis of Presentation - Continued

Financial Reporting in Reorganization - Continued

Chapter 11 filing, distinguish between transactions and events that are directly associated with the reorganization proceedings from the ongoing operations of the business. Additional disclosures are also required. Revenues, expenses, gains and losses directly associated with the reorganization proceedings are reported as Reorganization Items, Net in the accompanying Consolidated Statements of Operations for the period from January 1, 2009 to June 9, 2009. In addition, liabilities subject to compromise in the Chapter 11 Proceedings are distinguished separately from liabilities not subject to compromise and post-petition liabilities in the accompanying Consolidated Balance Sheets as of June 9, 2009. Liabilities subject to compromise are reported at amounts expected to be allowed, even if they settled for reduced amounts. For further information on liabilities subject to compromise, see Note 11, Liabilities Subject to Compromise.

Consolidation and Financial Statement Presentation

The consolidated financial statements of the Company include the accounts of all material majority-owned subsidiaries, certain variable interest entities (“VIEs”) where the Company is the primary beneficiary and entities controlled by the Company. Related parties that are 20 percent to 50 percent owned and subsidiaries where control is expected to be temporary are accounted for under the equity method. Certain foreign subsidiaries are not consolidated and are accounted for under the cost method as a result of government imposed uncertainties that limit the Company’s ability to control and manage their operations.

The Company has elected to consolidate a majority of its NSCs on a one-month lag; therefore, the accompanying Consolidated Financial Statements for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008 present the results of operations for the NSCs as of April 30, 2009 and November 30, 2008, respectively, and for the period from December 1, 2008 to April 30, 2009 and the twelve months ended November 30, 2008, respectively. However, the Company accrues for the NSCs’ estimated results of operations for the last month in the Company’s consolidated financial results (i.e. month of December for a calendar year end reporting period). This accrual is reversed in the subsequent month when the actual results are reported. There were no significant events that occurred subsequent to April 30, 2009 and November 30, 2008 for the NSCs which would have materially impacted the accompanying Consolidated Financial Statements for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

Variable Interest Entities

The Company has transactions with, or variable interests in, VIEs. The financial results of the VIEs in which the Company is the primary beneficiary are included in the accompanying Consolidated Financial Statements in accordance with the accounting guidance for consolidations.

U.S. Treasury Loan Agreement with Holding

On December 31, 2008, Holding entered into a loan agreement with the U.S. Treasury, which was subsequently amended on January 2, 2009, pursuant to which the U.S. Treasury agreed to provide Holding with a $4.0 billion, secured term loan facility (the “U.S. Treasury Loan Agreement”). Holding borrowed $4.0 billion under the facility on January 2, 2009. The proceeds of the advance were contributed to the Company simultaneously with the funding of the advance. The proceeds were to be used for general corporate and working capital purposes. On

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 2.  Basis of Presentation - Continued

U.S. Treasury Loan Agreement with Holding - Continued

April 29, 2009, and in accordance with the Warranty Commitment Program, the U.S. Treasury Loan Agreement was amended to increase the facility by $280 million for the Warranty SPV (as defined below). As additional consideration for the borrowings, the U.S. Treasury required Holding to provide a total of $285 million of senior secured notes as a cost of borrowing. The secured term loan and senior secured notes are hereinafter referred to as the “Facility”.

The U.S. Treasury Loan Agreement matures on January 2, 2012, however, the maturity may be accelerated, at the option of the U.S. Treasury, upon the occurrence of an event of default. The loan bears interest on the unpaid principal balance at a rate per annum equal to the three month LIBOR rate (which will be no less than 2 percent) plus 3 percent. Effective March 31, 2009, interest payments are required quarterly.

The U.S. Treasury has a security interest in substantially all tangible and intangible assets of Holding and certain of its U.S. subsidiaries including, but not limited to, intellectual property, individual property, cash and cash equivalents, receivables and inventory, provided that recourse under the Facility to the assets of Holding, other than the membership interests in Holding, is limited to $2.0 billion. The U.S. Treasury has a first lien security interest on the U.S. MOPAR parts inventory and certain real estate and other assets. It has a lien that is junior to that of the First and Second Lien Holders (See Note 12, Financial Liabilities) with respect to the remaining assets. The U.S. Treasury Loan Agreement contains a number of representations, warranties and covenants that limit the ability of the Company to take certain actions, including limitations on asset sales, investments and incurrence of debt.

Refer to Note 19, Other Transactions with Related Parties and Note 23, Subsequent Events, for further information on the U.S. Treasury Loan Agreement.

U.S. Warranty Commitment Program

On March 30, 2009, the U.S. Government announced the establishment of a Warranty Commitment Program, to ensure warranty claims submitted to domestic automakers would be paid to consumers regardless of the automakers existence. The Warranty Commitment Program mandates that a reserve is established equal to 125 percent of the estimated warranty costs for each new U.S. vehicle sold by the Company during the period from March 31, 2009 through June 30, 2009. The Company is required to contribute 15 percent of the estimated warranty costs and the U.S. Treasury is responsible for the remaining 110 percent. On April 21, 2009, Chrysler Warranty SPV LLC (“Warranty SPV”) was formed as a bankruptcy-remote special purpose vehicle, wholly-owned by the Company, to facilitate the program.

On April 29, 2009, and in accordance with the Warranty Commitment Program, $318 million of capital contributions were made to the Warranty SPV, of which $38 million were from the Company and $280 million were from the U.S. Treasury via loans to Holding under the U.S. Treasury Loan Agreement.

In connection with the Fiat Transaction, New Chrysler purchased the equity of Warranty SPV.

Canadian Warranty Commitment Program

On April 7, 2009, the federal government of Canada announced the establishment of the Canadian Warranty Commitment Program, an initiative backed by the Canadian federal government to ensure that consumer warranties were honored on new vehicles purchased from the Company’s Canadian subsidiary and another Canada based automaker. On April 30, 2009, the Company’s Canadian subsidiary entered into an escrow

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 2.  Basis of Presentation - Continued

Canadian Warranty Commitment Program - Continued

agreement with the Export Development Canada (“EDC”) with respect to this program whereby the Company’s Canadian subsidiary advanced $10 million to an escrow agent while the details of the warranty program were being finalized. Following the Fiat Transaction, this escrow account was transferred to New Chrysler.

Auto Supplier Support Program

On April 3, 2009, Chrysler Receivables SPV LLC (“Receivable SPV”) was formed as a bankruptcy-remote, wholly-owned subsidiary of the Company to facilitate the Auto Supplier Support Program (the “Receivable Program”) established by the U.S. Treasury. The Receivable Program was created to facilitate payment of certain receivables to automotive suppliers, including provisions for the sale of such receivables to one or more bankruptcy-remote special purpose vehicles established by the original equipment manufacturers (“OEMs”), including the Company. The Receivable Program is only available to U.S. incorporated suppliers that manufacture and assemble parts in the U.S. and are designated by the Company for enrollment in the Receivable Program.

Designated suppliers may submit eligible receivables for purchase by Receivable SPV. There are several criteria which must be met for a receivable to be deemed eligible, including but not limited to, the following: (i) it constitutes a trade receivable that arose for goods shipped or delivered or services rendered to the OEM; (ii) the receivable originated subsequent to March 19, 2009 and for all receivables purchased after May 4, 2009, receivables must have originated not more than 20 days prior to the receivable purchase date and (iii) the receivable has a due date at least 30 days after the date of its origination and not later than the earlier of (a) the date occurring 90 days after the date of its origination; and (b) the date two business days prior to the maturity date. The designated supplier may elect to have payment of the receivable due (i) immediately; or (ii) at maturity. Eligible receivables sold under the immediate payment election will be purchased at the face amount less a 3 percent discount. Eligible receivables sold under the payment at maturity election will be purchased at the face amount less a 2 percent discount.

In April 2009, and in accordance with the Receivable Program, the Company made a $50 million cash capital contribution to Receivable SPV. In addition, the U.S. Treasury provided the Receivable SPV with a $1.5 billion loan facility (“Receivable SPV Facility”) for the purchase of eligible receivables from suppliers. For additional information regarding the Receivable SPV Facility, see Note 12, Financial Liabilities. In connection with the Fiat Transaction, New Chrysler purchased the equity of Receivable SPV and assumed the terms of the Receivable Program and the $1.5 billion loan facility.

Note 3.  Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles was completed. The ASC is the single source of authoritative U.S. GAAP, other than guidance put forth by the Securities and Exchange Commission. All other accounting literature not included in the codification is considered non-authoritative. The Company adopted this standard which did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting guidance that requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additionally, it requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Recently Adopted Accounting Pronouncements - Continued

involvement in variable interest entities. This amendment is effective for the Company on January 1, 2010. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued an amendment to the accounting guidance that requires entities to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. These requirements are disclosed in Note 23, Subsequent Events.

Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, long-lived asset and indefinite-lived intangible asset impairment analyses, recoverability of investments in equipment on operating leases, warranty obligations, product liability accruals, sales incentive obligations, restructuring accruals, valuation of derivative instruments, assets and obligations related to income taxes, employee benefits, the useful lives of property and equipment and the analysis of going concern. Actual results could differ from those estimates. Future changes in economic conditions may have a significant effect on such estimates made by management. Management believes the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue for sales of vehicles and service parts is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have transferred to the customer, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable and collectability is reasonably assured. For vehicles, this is generally when the vehicle is released to the carrier responsible for transporting vehicles to dealers. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Shipping and handling costs are recorded as cost of sales in the period incurred. Operating lease revenue is recognized over the contractual term of the lease on a straight-line basis.

The Company uses price discounts to adjust vehicle pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition and consumer demand for the product. The Company may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer’s monthly lease payment or reduced financing rate programs offered to consumers. Lease subsidies and reduced financing programs have historically been offered to consumers through Chrysler Financial (see Note 19, Other Transactions with Related Parties).

The Company records the estimated cost of sales incentives programs offered to dealers and consumers as a reduction to revenue at the time of sale to the dealer. This estimated cost represents the incentive programs offered to dealers and consumers, as well as the expected modifications required to these programs in order for

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Revenue Recognition - Continued

the dealers to sell their inventory. Subsequent adjustments to incentive programs related to vehicles previously sold to dealers are recognized as a reduction to revenue in the period the adjustment is determinable. For the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, incentive expense was $2.6 billion and $8.7 billion, respectively, and is included as a reduction to Revenues in the accompanying Consolidated Statements of Operations.

Sales under which the Company guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similar to an operating lease in accordance with accounting guidance for revenue recognition on sales with a guaranteed minimum resale value. The guarantee of the resale value may take the form of an obligation by the Company to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount or an obligation by the Company to reacquire the vehicle after a certain period of time at a set price. Gains or losses from resale of these vehicles are included in gross margin. The average guarantee period for these vehicles is approximately eight months.

The Company, through one of its Canadian subsidiaries has a vehicle lease portfolio known as “Gold Key Lease.” These vehicles are leased to Canadian consumers and are accounted for as operating leases. Operating lease revenue is recognized over the contractual term of the lease on a straight-line basis. Initial direct costs are recorded as an adjustment to the carrying value of the leased assets and are amortized over the term of the lease on a straight-line basis. Refer to Note 7, Equipment on Operating Leases, Net, and Note 12, Financial Liabilities, for additional information regarding this portfolio.

The Company offers extended, separately priced warranty contracts for certain products. Revenues from these contracts are deferred and recognized in income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances where there is insufficient historical information, income is recognized using the straight-line method. A loss on these contracts is recognized if the sum of expected costs for services under the contract exceeds unearned revenue.

Cost of Sales

Cost of sales includes material, labor and overhead costs incurred in the manufacturing and distribution of vehicles and parts. Overhead costs consist primarily of variable and fixed manufacturing costs, including depreciation and amortization expense, as well as wages and fringe benefits. Cost of sales also includes interest, depreciation and amortization expense related to the Gold Key Lease portfolio.

Stock Based Compensation

The Company has various compensation plans that provide for the granting of stock-based compensation to certain employees. The Company accounts for stock-based compensation plans in accordance with the accounting provisions set forth for share-based payments which require the Company to recognize stock-based compensation expense based on fair value. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the equity award using an option-pricing model. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Compensation expense is recognized over the employee service period with an offsetting increase to contributed capital or accrued expenses and other liabilities depending on the nature of the award. The Company records stock-based compensation expense in selling, administrative and other expenses. No compensation expense was recognized for the Company’s plans during the period from January 1, 2009 to June 9, 2009 and $8 million was recognized for the year ended December 31, 2008.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Product-Related Costs

Expenditures for research and development include material and personnel costs and are expensed as incurred. Research and development expenses were $452 million and $1,525 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. Advertising, sales promotion and other product-related costs are expensed as incurred. For the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, advertising expense was $376 million and $1,380 million, respectively, which is included in Selling, Administrative and Other Expenses in the accompanying Consolidated Statements of Operations. The Company periodically initiates voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles it sells. The Company establishes reserves for product warranty, including the estimated cost of these service and recall actions, when the related sale is recognized. Costs associated with these actions are recorded in Cost of Sales in the accompanying Consolidated Statements of Operations. The estimated future costs of these actions are based primarily on prior experience. Refer to Note 10, Accrued Expenses and Other Liabilities, for additional information related to warranty reserves.

The Company reserves for estimated product liability costs arising from personal injuries alleged to be the result of product defects. The valuation of the accrual is actuarially determined based on, among other factors, the number of vehicles sold and previous product liability claims. Costs associated with this reserve are recorded in Cost of Sales in the accompanying Consolidated Statements of Operations and any subsequent adjustments to the product liability reserve are recorded in the period in which the adjustment is determinable.

Restructuring Actions - Exit and Disposal Activities

The Company accounts for employee separation, exit and disposal activities in accordance with the relevant accounting guidance on these topics. Actions associated with restructuring plans include, but are not limited to, workforce reductions, capacity adjustments (plant closure or permanent shift eliminations) and product cancellations. Costs associated with these actions may include, but are not limited to, employee severance, accelerated post-employment benefits, relocation, contract termination and plant deactivation costs.

Post-employment benefits accrued for workforce reductions related to restructuring activities are recorded in the period when it is probable that employees will be laid off, which generally occurs when a plan meets the following criteria and is communicated to employees; (i) management, having authority to approve the action, commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their location and job classifications or functions, as well as the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated and (iv) the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will occur or that the plan will be withdrawn. Other associated costs such as relocation, contract termination and plant deactivations are recorded when the costs are incurred. However, in connection with the Recovery and Transformation Plan (“RTP”) II, these types of costs were accrued at the time of the Cerberus Acquisition in accordance with the applicable purchase accounting guidance. Refer to Note 21, Restructuring Actions, for further discussion. Costs associated with actions which will exceed one year are reflected on a discounted basis. Restructuring reserves are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets and are reviewed quarterly for adequacy and any necessary adjustments are recorded in the period the adjustment is determinable.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Income Taxes

The Company is a single member limited liability company. As such, the Company is not a taxable entity for U.S. federal income tax purposes. Rather, federal taxable income or loss is included in its member’s federal income tax returns. However, the Company’s provision for income taxes includes federal, state and foreign income taxes for its corporate subsidiaries, as well as for certain U.S. states which impose income taxes upon non-corporate legal entities.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for net operating losses and tax credit carry forwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities as a result of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are recognized if it is more likely than not that the benefit from the deferred tax asset will not be realized. In addition, current income taxes include adjustments to accruals for uncertain tax positions and related interest expense or income.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less at the date of purchase are classified as cash equivalents.

Marketable Securities

The Company’s investments in marketable securities are classified as either available-for-sale or trading, based upon management’s intent and are accounted for at fair value. Unrealized gains and losses on trading securities, representing securities bought and held principally for the purpose of near term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive income (loss) (“AOCI”), net of applicable income taxes, until realized. A decline in value of any available-for-sale security below cost, that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the security to fair value establishing a new cost basis. Realized gains or losses are determined using the first-in, first-out (“FIFO”) basis.

Allowance for Doubtful Accounts and Credit Losses

The Company maintains an allowance for doubtful accounts receivable. A provision for credit losses is charged against Selling, administrative and other expenses to maintain the allowance for doubtful accounts at an amount management believes adequate to absorb inherent credit losses that have been incurred as of the balance sheet date on the Company’s receivables and retail vehicle leasing portfolio. Management periodically and systematically evaluates the adequacy of the allowance for doubtful accounts by reviewing historical credit loss experience, the value of the underlying collateral, delinquency statistics and other factors in the economy that are expected to have a specific impact on the credit losses incurred.

In determining the allowance and the related provision for credit losses, management considers four principal elements: (i) specific reserves based upon probable losses identified during the review of the portfolio, (ii) reserves established for other adversely rated receivables and vehicles and equipment leased, based on

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Allowance for Doubtful Accounts and Credit Losses - Continued

management’s internal credit quality rating system, (iii) reserves for losses on homogeneous portfolios, which are established based principally on historical credit loss experience and (iv) additional reserves based on observable evidence, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the portfolio.

Inventories

Inventories are stated at the lower of cost or market. The cost of approximately 50 percent and 40 percent of inventories as of June 9, 2009 and December 31, 2008, respectively, was determined on a Last-In, First-Out (“LIFO”) basis. The remainder of the cost of inventories was determined primarily on a specific identification basis. The measurement of inventories includes the direct costs of materials, labor, inbound transportation and indirect manufacturing costs.

Property, Plant and Equipment, Net and Equipment on Operating Leases, Net

Property, plant and equipment and equipment on operating leases are stated at cost less accumulated depreciation and amortization. The Company’s fixed asset capitalization policy includes a $3,000 threshold for capitalization of individual assets. Depreciation and amortization is generally provided using the straight-line method over the estimated useful lives of the assets. Gains and losses upon disposal of leased vehicles and adjustments to reflect impairment of the vehicles’ residual values are also included in depreciation expense. Under the terms of the Canadian Guaranteed Depreciation Program, leased vehicles are returned to the Company prior to being sold at auction. Upon return to the Company, the leased vehicle is reclassified from equipment on operating leases, net to inventory at the lower of cost or estimated fair value. Routine maintenance costs are expensed as incurred.

Residual Values

The Company has significant investments in the residual values of its vehicle leasing portfolios, which are included in equipment on operating leases, net. These residual values represent estimates of the fair value of the leased assets at the end of the contract terms and are initially recorded based on industry estimates. Realization of the residual values is dependent on the Company’s future ability to market the vehicles for sale under the prevailing market conditions. Throughout the lease term, residual values are reviewed at least quarterly to determine that the estimates of the fair value of the assets at the end of the lease terms are appropriate. To the extent the expected value of the vehicle at lease termination changes, the Company will record adjustments to the expected residual value. Changes in the expected residual values are adjusted through additional or reduced depreciation or recognition of an impairment loss. These assumptions and related additional or reduced depreciation may change based on market conditions.
Impairment of Long-Lived Assets

Long-lived assets held and used (such as property, plant and equipment, equipment on operating leases and amortizable intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Impairment of Long-Lived Assets - Continued

amount of an asset or group of assets exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds the fair value of the asset or group of assets. When long-lived assets are considered held for sale, they are recorded at the lower of carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Intangible Assets

The Company accounts for goodwill in accordance with accounting guidance for goodwill and other intangible assets, which requires the Company to test goodwill for impairment at the reporting unit level at least annually or when significant events occur or when there are changes in circumstances that indicate the fair value is less than the carrying value. Such events could include, among others, a significant adverse change in the business climate, an unanticipated change in the competitive environment and a decision to change the operations of the Company. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test is to compare the fair value of each of the Company’s reporting units to the respective carrying value. The fair value is determined by estimating the present value of expected future cash flows for each of the reporting units in which goodwill is allocated. If the fair value of the reporting unit is greater than its carrying amount, no impairment exists and the second step of the test is not performed. If the carrying amount of the reporting unit is greater than the fair value, there is an indication that an impairment may exist and the second step of the test must be completed to measure the amount of the impairment. The second step of the test calculates the implied fair value of goodwill by deducting the fair value of assets and liabilities, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in the first step. The implied fair value of goodwill is then compared to the carrying value. If the implied fair value of goodwill is less than the carrying value, an impairment loss is recognized equal to the difference. Goodwill is evaluated for impairment annually as of July 1.

Intangible assets, other than goodwill, with a finite useful life are amortized over their respective estimated useful lives, which are reviewed by management each reporting period and whenever changes in circumstances indicate that the carrying value of the assets may not be recoverable. Any other recognized intangible assets determined to have an indefinite useful life are not amortized, but are instead tested for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Fair value is determined through various techniques including discounted cash flow models, which incorporate market based inputs and third party independent appraisals, as considered appropriate. Management also considers current and estimated economic trends and outlook.

Foreign Currency

The functional currency of the Company’s Canadian and Mexican subsidiaries is the Canadian dollar and U.S. dollar, respectively. The functional currency of the majority of the Company’s other international operations, notably the NSC’s, is the local currency. The assets and liabilities of the Company’s foreign operations where the functional currency is the local currency are translated into U.S. dollars using the exchange rate in effect as of the balance sheet date. Income statement amounts are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a component of AOCI. Translation gains and losses are included in earnings for those foreign subsidiaries where the functional currency is the U.S. dollar. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recorded in earnings as incurred. Net foreign currency

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Foreign Currency - Continued

transaction gains were approximately $236 million and $48 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, and are included in Revenues in the accompanying Consolidated Statements of Operations.

Derivative Financial Instruments

On January 1, 2009, the Company adopted the amended accounting guidance requiring enhanced disclosures regarding (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under existing U.S. GAAP and (iii) how derivative instruments and related hedged items affect an entity’s financial position, performance and cash flows.

The Company uses derivative financial instruments to economically manage its exposure to global market risks, including the risk of changes in interest rates, foreign currency exchange rates and certain commodity prices. These financial exposures are managed in accordance with corporate policies and procedures. At the inception of a hedging relationship, the Company designates the derivative as a fair value hedge, a cash flow hedge or a non-hedging derivative instrument. The Company does not use derivative financial instruments for trading purposes. The Company has elected to apply the normal purchase and sales classification to certain physical commodity supply contracts which are entered into for use in production within a reasonable period of time during the normal course of business.

Fair value hedges include hedges of the fair value of a recognized asset or liability and certain foreign currency hedges. Cash flow hedges include hedges of the variability of cash flows to be received or paid related to forecasted transactions. Changes in the fair value of derivatives designated as fair value hedges, along with the change in fair value on the hedged asset or liability are recorded in earnings. Changes in the fair value of derivatives that are designated as cash flow hedges are recorded as a component of AOCI, net of income taxes. These amounts are subsequently reclassified into earnings as a component of the value of the forecasted transactions, in the same periods that the forecasted transactions affect earnings. The ineffective portions of fair value changes are recognized in the results of operations immediately.

For derivative instruments designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items. This documentation includes the Company’s risk management objective and strategy for undertaking various hedge transactions, as well as how hedge effectiveness will be assessed and how ineffectiveness will be measured. This process includes linking derivatives to specific assets and liabilities on the balance sheet. The Company also formally assesses, both at the hedge’s inception and on a quarterly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. This assessment is conducted using statistical regression analysis. When as a result of the quarterly assessment, it is determined that a derivative has ceased to be a highly effective hedge, the Company discontinues hedge accounting as of the beginning of the quarter in which such determination was made.

The Company discontinues hedge accounting prospectively when: (i) it is determined that a derivative is no longer highly effective in off-setting changes in cash flows of a hedged item, (ii) the derivative is discontinued as a hedge instrument because it is not probable that a forecasted transaction will occur or (iii) the derivative expires or is sold, terminated or exercised. When hedge accounting is discontinued because it is determined that the

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies - Continued

Derivative Financial Instruments - Continued

forecasted transactions will not occur, the derivative continues to be carried on the balance sheet at fair value, and gains and losses that were recorded in AOCI are recognized immediately in earnings. When a derivative instrument designated as a cash flow hedge is sold or terminated, the gain or loss included in AOCI at the date of sale or termination remains in AOCI. This amount is subsequently reclassified into income over the same period or periods during which the forecasted transaction affects income. The hedged item may be designated prospectively into a new hedging relationship with another derivative instrument. Refer to Note 18, Derivative Financial Instruments and Risk Management, for additional information.

Fair Value Measurements

Effective January 1, 2008, the Company adopted the accounting guidance for fair value measurements, with the exception of the Company electing to defer the adoption of provisions related to certain non-financial assets and non-financial liabilities measured at fair value except for those items that are recognized on a non-recurring basis until January 1, 2009. This guidance clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about fair value measurements. In determining fair value, the Company uses various valuation techniques and prioritizes the use of observable inputs. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily available in the market, the valuation methodology used is widely accepted by market participants and the valuation does not require significant management judgment. For other financial instruments, pricing inputs are less observable in the marketplace and require management judgment. Unobservable inputs are inputs that reflect the Company’s own assumption about the assumptions market participants would use in pricing the asset or liability that are developed based on the best information available in the marketplace. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Refer to Note 17, Fair Value Measurements, for a detailed discussion of the use of observable and unobservable inputs.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 4.    Interest Expense

Interest Expense, in the accompanying Consolidated Statements of Operations includes the following (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Financial interest expense	$258	$744
Amortization of debt issuance costs on DIP financing	220	-
Amortization of debt discounts and other debt issuance costs	51	25
Accretion of fair value adjustments	86	311

Total	$615	$1,080

Interest Expense is net of $32 million and $85 million of capitalized interest related to capital expenditures for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

In addition to the interest amounts included in Interest Expense in the accompanying Consolidated Statements of Operations, the Company recorded $62 million and $380 million of financial interest expense related to Gold Key Lease financing activities in Cost of Sales for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

Contractual Interest Expense

Contractual interest expense represents amounts due under the contractual terms of outstanding debt, including debt subject to compromise, for which interest expense is not recognized in accordance with the accounting guidance related to financial reporting while a company is in bankruptcy. For the period from April 30, 2009 through June 9, 2009, contractual interest expense was $57 million.

Note 5.    Inventories

Inventories summarized by major classification were as follows (in millions of dollars):

	June 9, 2009	December 31, 2008
Finished products, including service parts	$2,208	$3,488
Work in process	825	1,094
Raw materials and manufacturing supplies	139	141

Total inventories under FIFO method	3,172	4,723
Less: LIFO allowance	(52)	(52)

Total	$3,120	$4,671

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 6.   Property, Plant and Equipment, Net

In accordance with the accounting guidance for long-lived assets, the Company evaluates long-lived assets for possible impairment whenever changes in circumstances indicate long-lived assets may be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. As a result of the Chapter 11 Proceedings, the continuing deterioration of the Company’s revenues and the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, the Company completed an evaluation as of June 9, 2009, of its’ long-lived assets which were not anticipated to be acquired by New Chrysler. The Company tested the recoverability of its long-lived assets not expected to be acquired by New Chrysler using projected future undiscounted cash flows based on the expected proceeds upon liquidation of the long-lived assets. As a result, during the period from January 1, 2009 to June 9, 2009, the Company recorded a non-cash long-lived asset impairment charge of $391 million. The impairment charge relates to the Automotive segment and is included in Cost of Sales in the accompanying Consolidated Statements of Operations. The Company did not record a similar charge during the year ended December 31, 2008.

Property, plant and equipment summarized by major classification were as follows (in millions of dollars):

	Range of Service Lives		June 9, 2009	December 31, 2008
	(years)
Land	-		$435	$424
Leasehold improvements and buildings	12-40		3,581	3,481
Technical equipment and machinery	3-30		6,920	6,842
Factory, office and other equipment	3-19		1,303	1,286
Special tooling	5-12		5,770	5,638
Construction in progress, including advance payments related to plant and equipment	-		2,207	2,165

			20,216	19,836

Accumulated depreciation and amortization			(5,607)	(3,967)

		Total	$14,609	$15,869

Depreciation and amortization of property, plant and equipment was $1,105 million and $2,962 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

Note 7.   Equipment on Operating Leases, Net

Equipment on operating leases summarized by major classification were as follows (in millions of dollars):

	Range of Service Lives		June 9, 2009	December 31, 2008
	(years)
Leased vehicles – Gold Key Lease	5-15		$4,304	$4,334
Leased vehicles – Guaranteed Depreciation Program	5-15		614	1,797
Other leased assets	12-40		404	438

			5,322	6,569
Accumulated depreciation			(1,403)	(1,439)
Allowance for credit losses			(48)	(38)

		Total	$3,871	$5,092

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 7.   Equipment on Operating Leases, Net - Continued

Included in Leased vehicles – Gold Key Lease above are vehicles sold to dealers in Canada and subsequently leased by Canadian consumers. The Company has multiple securitizations of future lease payments on these operating leases and the related vehicles’ residual values. According to the accounting guidance for leases, the securitizations have been accounted for as secured borrowings. The Company uses special purpose entities which are considered VIEs for most of the securitizations. As of June 9, 2009 and December 31, 2008, the Company was the sole beneficiary of the consolidated assets from these VIEs, including $2,922 million and $3,293 million, respectively, of leased vehicles, net of accumulated depreciation.

Collections from the operating leases or proceeds from the sale of leased vehicles are available only for repayment of the debt assumed or other obligations issued or arising in conjunction with the securitization transactions and are not available to pay other obligations or the claims of other creditors. As of June 9, 2009 and December 31, 2008, the debt associated with the on-balance sheet lease securitizations was $2,141 million and $2,574 million, and is included in Financial Liabilities in the accompanying Consolidated Balance Sheets.

Included in Leased vehicles – Guaranteed Depreciation Program above are vehicles sold to daily rental car companies which are subject to guaranteed minimum resale values.

Changes in the allowance for doubtful accounts for equipment on operating leases were as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Balance at beginning of period	$38	$43
Provision for credit losses	20	48
Credit losses, net of recoveries	(10)	(53)

Balance at end of period	$48	$38

Depreciation of equipment on operating leases was $358 million and $1,592 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, and is included in Cost of Sales in the accompanying Consolidated Statements of Operations.

The Company’s future minimum lease payments due from customers for equipment on operating leases as of June 9, 2009 were as follows (in millions of dollars): the remainder of 2009 - $492; 2010 - $536; 2011 - $190; 2012 - $37; 2013 - $12; 2014 and thereafter - $23.

Note 8.  Goodwill and Intangible Assets, Net

The accounting guidance for goodwill requires the Company to evaluate goodwill for possible impairment at least annually or whenever changes in circumstances indicate goodwill may be impaired. If the book value of the Company’s reporting unit exceeds its estimated fair value, the Company must compare the implied fair value of goodwill to its book value to determine if impairment is required. The Company completes its annual evaluation of goodwill as of July 1.

The Company completed its evaluation of goodwill as of July 1, 2008 and again in the fourth quarter of 2008 as a result of the deterioration in the Company’s revenues and the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, using a two-step process. The first step of the impairment test

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 8.  Goodwill and Intangible Assets, Net - Continued

compared the fair value of the Automotive reporting unit to its carrying value. The fair value of the reporting unit was determined using a discounted cash flow methodology based on its projected financial results considering the deteriorating economic conditions and the weakening U.S. automotive market. The Company concluded that the carrying values of the net assets of the Automotive reporting unit exceeded the estimated fair value of the unit as of July 1, 2008 and in the fourth quarter of 2008, indicating a potential impairment. As a result, the Company proceeded to the second step of the impairment test, and performed a preliminary calculation as of July 1, 2008, of the implied fair value of goodwill by deducting the fair value of all assets and liabilities, excluding goodwill, of the Automotive reporting unit from the fair value of the unit as determined in the first step. The Company concluded that the preliminary calculation of the implied fair value of goodwill was less than the carrying value as of July 1, 2008 and recorded a non-cash goodwill impairment charge of $1,195 million during the third quarter of 2008. In the fourth quarter of 2008, the Company calculated the implied fair value of goodwill based on independent third party appraisals and determined that the implied fair value was less than the carrying value and recorded an additional non-cash goodwill impairment charge of $6,312 million during the fourth quarter of 2008 to write off the remainder of the goodwill balance. The impairment charges are included in Impairment of Goodwill in the accompanying Consolidated Statements of Operations. There were no additions or adjustments to goodwill for the period from January 1, 2009 to June 9, 2009.

Changes in the carrying amount of goodwill for the year ended December 31, 2008 were as follows (in millions of dollars):

Balance at beginning of period	$7,094

Adjustments to fair value allocations	641

Adjustments to accruals established in purchase accounting, primarily restructuring and tax	(228)

Balance before impairment charge	7,507

Impairment	(7,507)

Balance at end of period	$-

The Company completes its annual evaluation of indefinite-lived brand name intangible assets as of July 1, in accordance with the guidance for indefinite-lived intangible assets. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Consistent with its goodwill impairment test, the Company completed its evaluation of indefinite-lived brand name intangible assets as of July 1, 2008 and again in the fourth quarter of 2008 as a result of the deterioration in the Company’s revenues. In addition, as a result of the Company’s Chapter 11 Proceedings, the continuing deterioration in the Company’s revenues and the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, the Company completed an evaluation of its indefinite-lived intangible assets as of June 9, 2009. The Company concluded that the carrying value of the brand name intangible assets exceeded their estimated fair values as of each of the respective dates. The relief from royalty method was used to calculate the fair value of brand names. The significant assumptions used in this method included (i) royalty rates based on licensing arrangements for the use of brands and trademarks in the automotive industry and related industries and (ii) forecasted revenue for each brand name (Chrysler, Jeep, Dodge and MOPAR), considering the current economic conditions and the weakening U.S. automotive market. As a result, during the year ended December 31, 2008, the Company recorded non-cash brand name intangible asset impairment charges of $1,749 million and $1,108 million related to the July 1, 2008 and fourth quarter 2008 evaluation dates, respectively. During

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 8.  Goodwill and Intangible Assets, Net - Continued

the period from January 1, 2009 to June 9, 2009, the Company recorded a non-cash brand name intangible asset impairment charge of $844 million. The impairment charges relate to the Automotive segment and are included in Impairment of Brand Name Intangible Assets in the accompanying Consolidated Statements of Operations.

The Company concluded that the carrying value of certain brand name intangible assets exceeded their estimated fair values as of June 9, 2009.

The Company’s intangible assets include its indefinite-lived brand names, as well as intangible assets with finite useful lives subject to amortization. The assets subject to amortization primarily represent the dealer network, favorable purchasing arrangements and operating lease contracts, patented and unpatented technology and software. For the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, additions of $52 million and $250 million, respectively, were recognized with a weighted-average amortization period of seven years and eight years, respectively.

The components of the Company’s intangible assets, which include the favorable/(unfavorable) effects of net foreign currency translations of $9 million and ($29) million as of June 9, 2009 and December 31, 2008, respectively, are summarized below (in millions of dollars):

	Range of Useful lives (years)	June 9, 2009
		Gross Carrying Amount	Accumulated Amortization	Impairment	Net Intangible Assets
Brand names	Indefinite	$2,283	$-	$844	$1,439
Dealer network	23	645	50	-	595
Patented and unpatented technology	1 – 15	234	101	-	133
Favorable operating lease contracts	5 – 18	207	175	-	32
Software and other	1 – 15	671	251	-	420

Total		$4,040	$577	$844	$2,619

	Range of Useful lives (years)	December 31, 2008
		Gross Carrying Amount	Accumulated Amortization	Impairment	Net Intangible Assets
Brand names	Indefinite	$5,141	$-	$2,857	$2,284
Dealer network	23	638	39	-	599
Patented and unpatented technology	1 – 15	234	79	-	155
Favorable operating lease contracts	5 – 18	189	141	-	48
Software and other	1 – 15	621	211	-	410

Total		$6,823	$470	$2,857	$3,496

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 8.  Goodwill and Intangible Assets, Net - Continued

The following presents the amount of intangible asset amortization expense included in the respective financial statement captions of the accompanying Consolidated Statements of Operations (in millions of dollars):

	Financial Statement Caption	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Favorable operating lease contracts	Revenues	$18	$165
Patented and unpatented technology, intellectual property, software and other	Cost of sales	62	207
Dealer network	Selling, administrative & other expenses	12	47

	Total	$92	$419

Based on the gross carrying amount of intangible assets as of June 9, 2009, the estimated future amortization expense for the next five years is as follows (in millions of dollars): remainder of 2009 - $135 ; 2010 - $175 ; 2011 - $129 ; 2012 - $87 and 2013 - $72.

Note 9.  Prepaid Expenses and Other Assets

Prepaid expenses and other assets were as follows (in millions of dollars):

	June 9, 2009			December 31, 2008
	Current	Non- Current	Total	Current	Non- Current	Total
Tax indemnity recoverable - Daimler (See Note 14)	$1,320	$-	$1,320	$649	$415	$1,064
USDART receivable (a)	500	-	500	-	-	-
Pension receivable - Daimler (See Note 16)	400	200	600	-	-	-
Amounts due from related parties	325	-	325	653	-	653
Other	1,235	374	1,609	1,500	641	2,141

Total	$3,780	$574	$4,354	$2,802	$1,056	$3,858

(a)	As of June 9, 2009, an additional $100 million non-current receivable from the USDART is included in Advances to Related Parties and Other Financial Assets in the accompanying Consolidated Balance Sheets.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 10.  Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities were as follows (in millions of dollars):

	June 9, 2009			December 31, 2008
	Current	Non- Current	Total	Current	Non- Current	Total
Pension and postretirement benefit obligations (See Note 16)	$4,002	$11,702	$15,704	$237	$15,498	$15,735
Product warranty costs	1,340	2,019	3,359	1,479	2,271	3,750
Sales incentives	1,862	-	1,862	3,032	140	3,172
Income and other taxes (See Note 14)	618	610	1,228	1,101	567	1,668
Personnel costs	606	271	877	582	427	1,009
Restructuring actions (See Note 21)	635	215	850	1,357	735	2,092
Residual value guarantees, excluding Gold Key Lease financing	438	-	438	1,042	-	1,042
Workers’ compensation	83	278	361	93	264	357
Accrued interest	177	-	177	80	-	80
Amounts due to related parties (See Note 19)	32	-	32	966	-	966
Other	1,708	866	2,574	2,126	957	3,083

	$11,501	$15,961	$27,462	$12,095	$20,859	$32,954

Less: Liabilities subject to compromise (a)	(7,114)	(10,652)	(17,766)	-	-	-

Total	$4,387	$5,309	$9,696	$12,095	$20,859	$32,954

(a)	As of June 9, 2009, and in connection with the Chapter 11 Proceedings, certain liabilities are classified as subject to compromise. See Note 11, Liabilities Subject to Compromise, for further discussion.

The Company issues various types of contractual product warranties under which it generally guarantees the performance of products delivered for a certain period or term. The accrued liability for product warranties includes the expected costs for legally and contractually obligated warranties, as well as the expected costs for policy coverage, recall actions and buyback commitments. The changes in accrued product warranty costs (excluding deferred revenue from extended, separately priced product warranties and supplier recoveries) were as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Balance at beginning of period	$3,750	$4,243
Provision for current period warranties	359	1,858
Adjustments to pre-existing warranties	(50)	(213)
Net warranty settlements	(791)	(2,114)
Interest accretion, translation and other adjustments	91	(24)

Balance at end of period	$3,359	$3,750

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 10.  Accrued Expenses and Other Liabilities - Continued

During the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, the Company received reimbursements from suppliers related to warranty claims of $47 million and $199 million, respectively, which are excluded from the change in warranty costs above.

The Company also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is recorded as a component of Deferred Revenue in the accompanying Consolidated Balance Sheets at the inception of the contract and is recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. The following summarizes the changes in deferred revenue from these contracts (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Balance at beginning of period	$1,078	$1,096
Deferred revenues for current period service contracts	193	562
Earned revenues in current period	(208)	(541)
Interest accretion, translation and other adjustments	13	(39)

Balance at end of period	$1,076	$1,078

Note 11.  Liabilities Subject to Compromise

As a result of the Chapter 11 Proceedings, the payment of pre-petition indebtedness is subject to compromise or other treatment under a Chapter 11 plan. Generally, actions to enforce or otherwise effect payment of pre-Chapter 11 liabilities are stayed. Although payment of pre-petition claims generally is not permitted, at hearings held in May 2009, the Court granted final approval of the Debtors’ “first day” orders for authority to pay certain pre-petition claims in designated categories and subject to certain terms and conditions. This relief generally was designed to preserve the value of the Debtors’ businesses and assets pending consummation of the Fiat Transaction. Among other things, the Court authorized the Debtors to pay certain pre-petition claims relating to employees, suppliers, customers, dealers, taxes and cash management.

The Debtors have been paying and intend to continue to pay undisputed post-petition claims (to the extent that they are not liabilities assumed by New Chrysler) in the ordinary course of business. In addition, the Debtors have rejected, and expect to continue to reject, pre-petition executory contracts and unexpired leases with respect to the Debtors’ operations to the extent not assumed and assigned to New Chrysler, with the approval of the Court. Any damages resulting from rejection of executory contracts and unexpired leases are generally treated as general unsecured claims and will be classified as liabilities subject to compromise. Differences between liability amounts estimated by the Debtors and claims filed by creditors will be investigated and, if necessary, the Court will make a final determination of the allowed amount and treatment of the claim. No amounts have been estimated for claims (rejection or otherwise) as the ultimate amount of such liabilities is not determinable at this time.

Accounting guidance related to financial reporting while an entity is in bankruptcy requires pre-petition liabilities that are subject to compromise to be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on Court actions, further developments with respect to disputed claims, determinations of

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 11.  Liabilities Subject to Compromise - Continued

the secured status of certain claims, the values of any collateral securing such claims or other events. The Debtors expect that certain amounts currently classified as liabilities subject to compromise may in fact be paid in the ordinary course as they come due.

Liabilities subject to compromise as of June 9, 2009 were as follows (in millions of dollars):

Financial liabilities (See Note 12)		$9,105
Trade liabilities		2,860
Accrued expenses and other liabilities (See Note 10):
Pension and other post retirement benefit obligations	$13,829
Restructuring liabilities	151
Accrued interest	94
Residual value guarantees	101
Other	3,591

		17,766

Total liabilities subject to compromise		$29,731

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities

Financial liabilities consisted of the following (in millions of dollars):

	June 9, 2009
	Weighted- Average Interest Rate		Carrying Value		(c) Subject to Compromise	Not Subject to Compromise
Financial Liabilities Payable Within One Year:

First lien credit facility	4.65%		$6,808		$6,808	$-
Second lien credit facility	7.65%		1,535		1,535	-
Asset-backed notes payable - Gold Key Lease	5.75	% (a)	1,435		-	1,435
EDC credit facility	5.00%		1,124	(b)	-	1,124
Liabilities to related parties	9.81%		350		350	-
Liabilities to U.S. Treasury - Receivable SPV	5.50%		123		-	123
Liabilities from capital leases	6.79%		18		15	3
Notes and bonds	0.05%		9		-	9
Other financial obligations	6.36%		6		6	-

Total financial liabilities payable within one year			$11,408		$8,714	$2,694

	Maturity	Weighted- Average Interest Rate		Carrying Value	(c) Subject to Compromise	Not Subject to Compromise
Financial Liabilities Payable After One Year:

Liabilities to related parties	2011-2012	6.12%		$1,134	$-	$1,134
Asset-backed notes payable - Gold Key Lease	2011	5.93	% (a)	706	-	706
Liabilities from capital leases	2012-2020	6.74%		200	163	37
Notes and bonds	2012-2020	9.45%		52	29	23
Other financial obligations	2014-2024	7.76%		199	199	-

Total financial liabilities payable after one year				$2,291	$391	$1,900

Total				$13,699	$9,105	$4,594

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

	December 31, 2008
	Weighted- Average Interest Rate		Carrying Value
Financial Liabilities Payable Within One Year:

First lien credit facility	6.20%		$6,904
Second lien credit facility	9.20%		2,000
Asset-backed notes payable - Gold Key Lease	5.59	% (a)	1,450
Liabilities to related parties	8.53%		930
Liabilities from capital leases	6.79%		17
Other financial obligations	7.28%		7

Total financial liabilities payable within one year			$11,308

	Maturity	Weighted- Average Interest Rate		Carrying Value
Financial Liabilities Payable After One Year:

Asset-backed notes payable - Gold Key Lease	2011-2012	6.09	% (a)	$1,124
Liabilities to related party	2011-2012	8.35%		1,015
Liabilities from capital leases	2010-2020	6.74%		207
Notes and bonds	2012-2020	9.33%		51
Other financial obligations	2014-2027	7.33%		202

Total financial liabilities payable after one year				$2,599

Total				$13,907

(a)	The weighted-average interest rates include the effects of interest rate swap agreements.

(b)	The carrying value of the EDC Credit Facility includes the EDC additional note, the related discount and fluctuation in foreign exchange rates as of June 9, 2009.

(c)	As of June 9, 2009, certain financial liabilities have been classified as being subject to compromise as a result of the Chapter 11 Proceedings. See Note 11, Liabilities Subject to Compromise, for further discussion.

The carrying amounts of certain of the Company’s financial obligations were reduced as a result of the allocation of fair value in connection with the Cerberus Acquisition. As of June 9, 2009 and December 31, 2008, the reduction was $69 million and $72 million, respectively, which is accreted as interest expense over the remaining period to maturity. As of June 9, 2009, aggregate annual contractual maturities of financial liabilities (excluding a $43 million discount on the EDC Credit Facility (as defined below) and the $69 million decrease related to purchase accounting from the Cerberus Acquisition) were as follows (in millions of dollars): the remainder of 2009 - $10,756; 2010 - $1,110; 2011 - $401; 2012 - $1,142; 2013 - $32 and 2014 and thereafter - $370. Included in the annual contractual maturities is $869 million, $946 million, $371 million and $1,055 million due in the remainder of 2009, 2010, 2011 and 2012, respectively, related to Gold Key Lease obligations. These obligations are primarily repaid out of collections from the related operating leases.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

First and Second Lien Credit Facilities

The Company has a First Lien Credit Agreement with a syndicate of banks for a term loan facility maturing on August 3, 2013 with borrowings totaling $6.8 billion and $6.9 billion at June 9, 2009 and December 31, 2008, respectively. The lenders under the facility have a first priority security interest in substantially all tangible and intangible domestic automotive assets of the Company and its material domestic subsidiaries including, but not limited to, intellectual property, receivables, inventory, certain owned real property and all stock of the Company’s direct and indirect major U.S. subsidiaries and 65% of the stock of each of its direct foreign subsidiaries.

The Company previously entered into a Second Lien Credit Agreement, with related parties of Daimler and Cerberus, which provided for a $2.0 billion term loan facility ($1.5 billion from Daimler related parties and $500 million from Cerberus related parties). The facility was fully drawn in June 2008. The lenders under the facility have a second priority security interest in substantially all tangible and intangible domestic automotive assets of the Company and its material domestic subsidiaries including, but not limited to, intellectual property, receivables, inventory, certain owned real property and all stock of the Company’s direct and indirect major U.S. subsidiaries and 65% of the stock of each of its direct foreign subsidiaries.

On January 2, 2009, the First and Second Lien Credit Agreements were amended in connection with the U.S. Treasury Loan Agreement. The amendments primarily modified the borrowing base calculation, the permitted indebtedness definition to include guarantees of the U.S. Treasury Loan Agreement, as well as modified the priority of the security interest of the First and Second lien holders on certain assets of the Company and its material domestic subsidiaries.

During the first quarter of 2009, the Company obtained a waiver from certain loan parties to forgo $47 million of interest payments due under the Second Lien Credit Agreement. The interest was capitalized as additional debt on February 28, 2009.

Pursuant to the terms of the Daimler Settlement, Cerberus and Daimler agreed to forgive and extinguish debt owing under the $2.0 billion Second Lien Credit Agreement, subject to certain conditions. As explained in Note 1, Background and Nature of Operations, as a result of the Adversary Proceeding filed on August 17, 2009, Daimler informed the Debtors that it had not released its lien on the Debtors’ assets and was reserving its rights with respect to its portion of the debt under the Second Lien Credit Agreement. As a result, as of June 9, 2009, approximately $1.5 billion remained outstanding under the Second Lien Credit Agreement, which matures on February 3, 2014. For the period from January 1, 2009 to June 9, 2009, the Company recorded a gain on extinguishment of debt and related accrued interest totaling $519 million on the Second Lien Credit Agreement. This gain is included in Reorganization Expense, Net in the accompanying Consolidated Statements of Operations (See Note 22, Reorganization Expense, Net).

As further discussed in Note 18, Derivative Financial Instruments and Risk Management, the Company settled its derivative instruments in May 2009. Approximately, $86 million of these derivative settlements were applied to reduce the principal balance outstanding under the First Lien Credit Agreement.

The First and Second Lien Credit Agreements require compliance with certain covenants including; a requirement that borrowings will not exceed the calculated borrowing base; limitations on dividends and distributions to subsidiaries; and restrictions on incurrence of debt, liens, asset sales and investments. At June 9, 2009 and December 31, 2008, the Company was in violation of certain affirmative covenants of the First and

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

First and Second Lien Credit Facilities - Continued

Second Lien Credit Agreements, as well as a covenant included in an agreement with a related party. As a result, amounts outstanding under the First and Second Lien Credit Agreements, as well as $312 million and $313 million as of June 9, 2009 and December 31, 2008, respectively, of other financial obligations to a related party are currently due and payable, and accordingly, are classified as Current Maturities of Financial Liabilities in the accompanying Consolidated Balance Sheets.

Refer to Note 23, Subsequent Events, for a discussion of subsequent events related to the First and Second Lien Credit Agreements.

Export Development Canada Credit Facility

Chrysler Canada Inc. (“Chrysler Canada”), the Company’s principal operating subsidiary in Canada, entered into a loan and security agreement with the EDC (“EDC Loan Agreement”) on March 30, 2009, which was subsequently amended on April 29, 2009, pursuant to which the EDC provided a $1.2 billion CAD secured term loan facility. During April and May 2009, the Company fully drew on the facility and received total cash proceeds of $995 million. As additional consideration for the borrowings, the EDC required the Company to provide senior secured notes equal to 6.67 percent of the amounts drawn on the facility as a cost of borrowing. The proceeds from the loan are to be used for general and working capital purposes. Any amounts repaid on the loan cannot be re-borrowed. The secured term loan and senior secured notes are hereinafter referred to as the “EDC Credit Facility”.

The EDC has a security interest in substantially all of the tangible and intangible assets of the Company’s Canadian subsidiaries. The Company provided an unsecured guarantee in support of the EDC loan.

The EDC Credit Facility requires compliance with certain covenants including, but not limited to, limitations on dividends and distributions to subsidiaries, as well as restrictions on the incurrence of debt, liens, asset sales and investments. As a result of the Chapter 11 Proceedings in April 2009, an event of default occurred under the EDC Loan Agreement. Accordingly, amounts outstanding under the EDC Credit Facility are currently due and payable at the discretion of the respective creditor, and have been classified as Current Maturities of Financial Liabilities in the accompanying Consolidated Balance Sheets.

Chrysler Receivable SPV Loan

As discussed in Note 2, Basis of Presentation, the U.S. Treasury provided Receivable SPV with a $1.5 billion loan facility for the purchase of eligible receivables from suppliers. The facility may be reduced to $1.0 billion if the aggregate borrowings under the facility are less than $1.0 billion and the U.S. Treasury elects to do so. The Receivable SPV Facility matures on the program end date, April 7, 2010. Advances under the Receivable SPV Facility bear interest at a floating per annum rate equal to the three month LIBOR rate (which will be no less than 2 percent) plus 3.5 percent and is payable monthly. Any amount repaid on the loan cannot be reborrowed. The U.S. Treasury received a contingent payment note comprised of (i) an exit fee equal to 4 percent of the ending commitment amount, and (ii) 50 percent of the residual equity of Receivable SPV at the program end date. The Company pledged its ownership interest in Receivable SPV as collateral for the obligations under the loan facility and the U.S. Treasury has a lien on all the assets of Receivable SPV. Outstanding amounts under the Receivable SPV Facility require compliance with certain covenants, including but not limited to, restrictions on the use of proceeds, as well as limitations on liens, incurrence of debt and asset sales. As a result of the Chapter

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 12.  Financial Liabilities - Continued

Chrysler Receivable SPV Loan - Continued

11 Proceedings in April 2009, an event of default occurred under the Receivable SPV Agreement. The Company obtained a Forbearance Letter from the U.S. Treasury that allowed the Company to continue the program while in default. As of June 9, 2009, the Company had $123 million outstanding under the facility. The Company also had a reserve of $40 million related to the exit fee included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets as of June 9, 2009. Refer to Note 23, Subsequent Events, for subsequent events related to Receivable SPV’s loan facility.

Gold Key Lease

As discussed in Note 3, Summary of Significant Accounting Policies, and Note 7, Equipment on Operating Leases, Net, the Company, through one of its Canadian subsidiaries, maintains the Gold Key Lease portfolio. These vehicles are leased to Canadian consumers and are financed by asset-backed securitization facilities, as well as a $4.5 billion ($5.0 billion CAD) secured revolving credit facility, of which $1.1 billion and $1.0 billion were outstanding at June 9, 2009 and December 31, 2008, respectively. The asset-backed obligations are satisfied only out of the collections from the underlying securitized assets. Minimal vehicles were added to the financing portfolio during the period from January 1, 2009 to June 9, 2009.

Note 13.  Debtors-in-Possession Financing

On May 1, 2009, the Debtors filed a motion with the Court seeking approval to enter into a DIP Credit Agreement. The Court granted interim approval of the DIP Credit Agreement on May 4, 2009. Based on such interim approval, on May 5, 2009, the Debtors entered into the DIP Credit Agreement. An amendment to the DIP Credit Agreement was entered into on May 15, 2009. Final approval of the DIP Credit Agreement was granted by the Court on May 20, 2009.

The DIP Credit Agreement provides for borrowings up to an aggregate committed amount of $4,960 million, consisting of a $3,800 million loan facility with the U.S. Treasury, and a $1,160 million loan facility with the EDC (“DIP Credit Facilities”). As additional consideration for the commitments, the Company provided the U.S. Treasury and EDC additional notes equal to $253 million and $77 million, respectively.

The use of proceeds under the DIP Credit Agreement is limited to working capital needs, capital expenditures, the payment of warranty claims and other general corporate purposes of the Debtors, including payments of expenses associated with the administration of the Chapter 11 Proceedings. In addition, $600 million of the funds advanced by the U.S. Treasury under the DIP Credit Agreement were used by the Debtors to make a payment to the USDART pursuant to and in accordance with the Ally MTA, dated as of May 21, 2009, among the U.S. Treasury, the Debtors, Ally and the USDART. Refer to Note 1, Background and Nature of Operations, and Note 23, Subsequent Events, for additional information related to USDART.

The DIP Credit Agreement specifies that interest will accrue at the eurodollar rate, as defined in the DIP Credit Agreement, plus three percent. As of June 9, 2009, the interest rate was five percent. If an event of default occurs and the lenders elect to prohibit the continuation of eurodollar loans, the interest rate shall be the sum of (i) the greater of (a) the prime rate, as published by JPMorgan Chase, (b) the federal funds effective rate, as published by the Federal Reserve Bank of New York, plus one half of one percent or (c) the last available calculation of the eurodollar rate plus one percent, (ii) a two percent increment and (iii) a default premium of five percent.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 13.  Debtors-in-Possession Financing - Continued

Borrowings under the DIP Credit Agreement are guaranteed by the Debtors and are secured by security interests in and liens on all presently owned and subsequently acquired assets of the Debtors. Furthermore, the U.S. Treasury and EDC have been allowed a super-priority administrative expense claim.

As of June 9, 2009, the Company had received cash proceeds of $3,014 million from the DIP Credit Facilities. The total amount of principal, including the additional notes, and accrued interest outstanding under the DIP Credit Facilities was $3,344 million and $9 million, respectively as of June 9, 2009. All amounts outstanding on the DIP Credit Facilities, including interest, are due on June 29, 2009.

A subsequent amendment to the DIP Credit Agreement was entered into on June 10, 2009. Refer to Note 23, Subsequent Events, for a discussion of subsequent events.

Note 14.  Income Taxes

Income (loss) before income taxes by jurisdiction was as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
United States	$(3,663)	$(16,354)
Foreign	(1,079)	300

Total	$(4,742)	$(16,054)

Total income tax expense (benefit) for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, consisted of the following (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Current:
United States	$(207)	$59
Foreign	(121)	71
State and local	1	4

	(327)	134

Deferred:
United States	6	27
Foreign	10	626
State and local	(6)	3

	10	656

Total	$(317)	790

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 14.  Income Taxes - Continued

The significant components of deferred tax expense were as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Deferred tax expense (exclusive of the items below)	$19	$73
Increase to beginning-of-the-year valuation allowances	-	594
Adjustments due to changes in enacted tax rates or law	(9)	(11)

Total	$10	$656

The Company does not provide for U.S. income taxes or foreign withholding taxes on approximately $1.3 billion and $2.1 billion, respectively, of temporary differences related to investments in foreign subsidiaries because these temporary differences are essentially permanent in duration. This amount may become taxable upon a repatriation of assets from the subsidiaries or a sale or liquidation of the subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability.

A reconciliation of income tax expense provided using the statutory U.S. rate of 35 percent to actual income taxes provided was as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Tax benefit at U.S. statutory rate	$(1,660)	$(5,619)
Limited liability companies (“LLCs”) loss not subject to federal or state taxes	1,328	5,623
Increase in tax indemnity	(196)	-
Valuation allowances	118	703
Adjustment to taxes receivable	78	-
Federal and foreign tax reserves, principally interest	12	(6)
Foreign currency translation	24	69
Other	(21)	20

Total	$(317)	790

Effective income tax rate	7%	(5%)

For the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, the relationship between income tax expense (benefit) differs from the expected federal statutory rate primarily due to losses in limited liability companies, which are disregarded for U.S. federal tax purposes, and by changes in valuation allowances in the U.S. federal, Canada, and other foreign jurisdictions.

At June 9, 2009 and December 31, 2008, the Company had approximately $1,077 million and $1,015 million of total gross unrecognized tax benefits. Of this total, $894 million and $832 million at June 9, 2009 and December 31, 2008, respectively, represent the amount of unrecognized tax benefits that, if reversed due to a successful outcome, would favorably affect the income tax rate in future periods.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 14.  Income Taxes - Continued

A reconciliation of unrecognized tax benefits was as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Unrecognized tax benefits at beginning of period	$1,015	$1,105
Gross increases for tax positions of prior years	59	12
Gross decreases for tax positions of prior years	(46)	(48)
Settlements	(1)	6
Exchange rate differences	50	(60)

Unrecognized tax benefits at end of period	$1,077	$1,015

The Company files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. Examinations by tax authorities have been completed through 1998 in the United States, 1995 in Canada and 2001 in Mexico.

The Company’s continuing practice is to recognize interest and penalties on uncertain tax positions in income tax expense (benefit). Accrued interest on uncertain tax positions was $562 million and $552 million at June 9, 2009 and December 31, 2008, respectively.

The Company’s Canadian subsidiary has been reassessed additional taxes for the years 1996 through 1999 by the Canada Revenue Agency (“CRA”) and the Provincial Tax Authorities which it is currently disputing. The tax authorities require a combined deposit or security interest of approximately $1.2 billion while the dispute is pending. No payments have been made, however, the Company’s Canadian subsidiary has granted a lien against the Canadian manufacturing facilities and related assets in the principal amount of approximately $1.0 billion in favor of the CRA and Ontario Provincial Tax Authorities. Approximately $453 million of this lien is in favor of the Ontario government and is subordinated to the working capital loans received from the EDC. In addition, there are unclaimed goods and services tax credits in the amount of $359 million the CRA has set off against the amount owing. The Company’s Canadian subsidiary has submitted requests for U.S. and Canadian Competent Authority assistance on the transfer pricing matter. Competent Authorities interpret the treaty in force to achieve the effect of eliminating double taxation. Refer to Note 19, Other Transactions with Related Parties, for further details related to this topic.

During June 2009, the Company entered into a tax settlement agreement with Holding and Daimler, amending the tax indemnity. Daimler has agreed to continue to indemnify the Company against specific tax liabilities, including the related penalties and interest, for specific tax matters arising prior to August 3, 2007, as well as against specific tax liabilities resulting from the Cerberus Acquisition. In addition, Daimler waived its right to certain tax refunds for periods prior to August 3, 2007. As a result, in June 2009, the Company increased the tax indemnity receivable by $196 million and recognized a corresponding reduction in income tax expense. As of June 9, 2009 and December 31, 2008, the tax indemnity receivable was $1.3 billion and $1.1 billion, respectively. The Company’s assessment of the tax liability related to the above noted transfer pricing matter is fully indemnified by Daimler and is included in this tax indemnity receivable. However, Daimler has indicated it will not settle the indemnity until the ultimate determination of the transfer pricing matter has been resolved.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 14.  Income Taxes - Continued

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax return purposes. The significant components of deferred tax assets and liabilities were as follows (in millions of dollars):

	June 9, 2009		December 31, 2008
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Accrued expenses	$708	$-	$672	$-
Postretirement health care and life insurance benefits	476	-	410	-
Property, plant and equipment	26	420	18	327
Net operating loss (“NOL”) carry forwards	132	-	62	-
Pension liabilities and intangible assets	-	106	-	127
Tax credit carry forwards	84	-	115	-
State and local taxes	60	-	45	-
Other	82	131	193	121

	1,568	657	1,515	575
Valuation allowance	(935)	-	(934)	-

Total	$633	$657	$581	$575

Tax credit and NOL carry forwards included the following (in millions of dollars):

		June 9, 2009		December 31, 2008
	Expiration	Deferred Tax Asset	Valuation Allowance	Deferred Tax Asset	Valuation Allowance
Tax credit carry forwards:
U.S. general business tax credits	2022-2024	$3	$3	$3	$3
U.S. foreign tax credits	2012-2018	33	15	37	19
Foreign subsidiary tax credits	2011-2018	32	32	75	62
Foreign subsidiary tax credits	Indefinite	16	3	-	-

	Total	$84	$53	$115	$84

NOL carry forwards:
U.S. NOLs (net)	2026-2029	$105	$73	$53	$51
Foreign NOLs (net)	Indefinite	27	27	9	9

	Total	$132	$100	$62	$60

A valuation allowance on deferred tax assets is required if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate sufficient taxable income during the carry back or carry forward periods applicable in each applicable tax jurisdiction. In assessing the realizability of deferred tax assets, the Company considers both positive and negative evidence. Concluding that a valuation allowance is not required is difficult when there is absence of positive evidence and significant negative evidence which is objective and verifiable, such as cumulative losses in recent years.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 14.  Income Taxes - Continued

The Company’s net deferred tax assets are primarily related to its foreign operations, which are highly dependent on U.S. sourced taxable income. The Company concluded that the lack of positive evidence in combination with the negative, objective evidence of the uncertainty of the near-term outlook for the North American automotive industry and financial markets, were significant and outweighed other factors. Accordingly, for the year ended December 31, 2008, the valuation allowance on deferred tax assets increased by $802 million, to reflect the valuation allowance on the net deferred tax assets related to the foreign operations and certain taxable U.S. corporations. For the period from January 1, 2009 to June 9, 2009, the valuation allowance on deferred tax assets increased minimally.

The remaining deferred tax assets that are recognized as of June 9, 2009, represent the Company’s assessment that it is more likely than not that it will be able to generate future taxable income to offset deferred tax assets through the use of loss carry backs in Canada and the U.S.

Note 15. Commitments, Contingencies and Concentrations

Litigation

Various legal proceedings, claims and governmental investigations are pending against the Company on a wide range of topics, including vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties; asbestos exposure; and environmental matters. Some of these proceedings allege defects in various components (including occupant restraints, seats, brakes, tires, ball joints, transmissions, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brakes (vibration and brake transmission shift interlock) or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

More than 80 purported class action lawsuits alleging violations of antitrust law are pending against the Company, several other motor vehicle manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek injunctive relief and treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions have been consolidated in the U.S. District Court for the District of Maine for purposes of pretrial proceedings, and the state cases filed in California have been consolidated in the California Superior Court in San Francisco County. In 2006, the federal court certified a nationwide class of buyers and lessees for injunctive relief, and, in 2007, certified damages classes in 20 individual state classes. The Court of Appeals reversed the court’s certification of the injunctive class and has dismissed the claim, as well as reversed and remanded the certification of the damage class. The federal court has retained supplemental jurisdiction over the state cases and is considering the defendants’ summary judgment motions. In September 2007, a purported class action was filed in the Ontario Superior Court of Justice claiming that a similar alleged conspiracy was now preventing lower-cost U.S. vehicles from being sold to Canadians. The Company does not believe that it has been engaged in any unlawful conduct and continues to defend itself vigorously.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations - Continued

Litigation - Continued

Like other companies in the automotive industry, the Company has experienced a large number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components, principally brake pads. Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. These lawsuits involve several thousand claims. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in the Company’s vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. The Company believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles, and that there is credible scientific evidence to support the dismissal of these claims. Although the Company’s expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the Company could incur significant costs in the future in connection with these lawsuits.

Getrag Transmission Manufacturing LLC (“GG LLC”), Getrag Getriebe-und Zahnradfabrik Hermann Hagenmeyer GmbH & Cie KG (“Getrag”) and the Company signed several agreements providing for the construction and operation of a plant in Indiana to build dual clutch transmissions. The agreements required GG LLC and Getrag to obtain up to $300 million in debt financing for the project. GG LLC and Getrag did not obtain the necessary financing. In October 2008, the Company filed suit against the defendants alleging breach of contract, material misrepresentation and fraud. GG LLC and Getrag filed a breach of contract counterclaim against the Company, seeking reimbursement of $500 million for costs and expenses allegedly incurred with respect to the Indiana plant. GG LLC filed a petition for relief under Chapter 11 of the Bankruptcy Code, and GG LLC and Getrag filed an adversary complaint against the Company in the bankruptcy court, alleging that the parties’ agreements require the Company to assume certain post-termination obligations and reimburse the defendants for costs and expenses allegedly incurred for the Indiana plant. That complaint was remanded to Oakland County Circuit Court in Michigan.

In February 2009, Faurecia, an automotive supplier, filed a lawsuit against the Company seeking recovery of engineering, research and development costs with respect to certain vehicle programs due to lower volumes than expected and other damages. Faurecia alleges that the Company owes it approximately $130 million. The lawsuit was dismissed in connection with the Company filing bankruptcy on April 30, 2009, and the related supplier cure payment process.

Numerous suppliers have threatened to stop shipping vehicle parts in connection with claims for price increases, recovery of allegedly unamortized engineering, development and investment costs, and seeking assurances under UCC 2-609 that the Company will perform its financial obligations. The Company has received a number of claims alleging that it repudiated its supply agreements by allegedly failing to provide adequate assurances of its ability to perform its financial obligations under those supply agreements. A disruption in supply of vehicle parts could result in a shutdown of one or more plants. In addition, some supplier claims could result in litigation or significant monetary settlements.

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. The Company establishes an accrual in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these accruals, which are reflected in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets, represent estimates, it is reasonably possible

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations - Continued

Litigation - Continued

that the resolution of some of these matters could require the Company to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require the Company to make payments in an amount or range of amounts that could not be reasonably estimated at June 9, 2009. The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Company’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Company believes that any resulting adjustment would not materially affect its consolidated financial position or cash flow.

Environmental Matters

The Company is subject to potential liability under government regulations and various claims and legal actions that are pending or may be asserted against the Company concerning environmental matters. Estimates of future costs of such environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Company may have remediation responsibility and the apportionment and collectability of remediation costs among responsible parties. The Company establishes reserves for these environmental matters when a loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require the Company to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on the Company’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Company believes that any resulting adjustment would not materially affect its consolidated financial position or cash flow.

Voluntary Service Actions and Recall Actions

The Company periodically initiates voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles it sells. The Company establishes reserves for product warranty, including the estimated cost of these service and recall actions, when the related sale is recognized (See Note 10, Accrued Expenses and Other Liabilities). The estimated future costs of these actions are based primarily on prior experience. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves. It is reasonably possible that the ultimate cost of these service and recall actions may require the Company to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the ultimate cost of these service and recall actions could have a material effect on the Company’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Company believes that any such adjustment would not materially affect its consolidated financial position or cash flow.

Commercial Commitments

Several major tier one and other automotive suppliers have initiated bankruptcy proceedings, have indicated they may do so in the near term, have recently emerged from bankruptcy or are having short term liquidity constraints due to the lack of available credit and reduced production volumes from vehicle manufacturers. In certain

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations - Continued

Commercial Commitments - Continued

circumstances, the Company has provided financial support to such suppliers to avoid prolonged interruptions in the supply of components to the Company. Financial support includes, but is not limited to, parts re-pricing, debtor-in-possession loans, bridge loans, inventory financing and capital expenditure advances. In addition to parts re-pricing actions, the Company has recorded charges of approximately $103 million and $78 million for financing support to suppliers for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, which is included in Cost of Sales in the accompanying Consolidated Statements of Operations.

Restricted Cash

Restricted cash, which includes cash equivalents, amounted to approximately $1,133 million and $1,355 million at June 9, 2009 and December 31, 2008, respectively. Restricted cash as of June 9, 2009, consisted of the following: (i) $302 million held on deposit as security in the event of a default or failure by the Company to comply with various commercial agreements guaranteed by Daimler, (ii) $318 million related to Warranty SPV, (iii) $192 million related to Receivable SPV, (iv) $10 million related to the Canadian Warranty SPV, (v) $200 million related to the Canadian Gold Key Lease portfolio and (vi) $111 million held on deposit with certain banks and agencies to collateralize standby letters of credit and other agreements. Restricted cash as of December 31, 2008, consisted of the following: (i) $802 million held on deposit as security in the event of default or failure by the Company to comply with various commercial agreements guaranteed by Chrysler Financial ($500 million) and Daimler ($302 million), (ii) $217 million related to the Canadian Gold Key Lease portfolio and (iii) $336 million held on deposit with certain banks and agencies to collateralize standby letters of credit and other agreements.

Concentrations

Employees

In the U.S. and Canada, all of the hourly employees and 25 percent of the salaried employees were represented by unions, which represents 68 percent of the Company’s total workforce as of June 9, 2009. Substantially all of the hourly represented employees were represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”) or the National Automobile, Aerospace, Transportation and General Workers Union of Canada (“CAW”).

Suppliers

The Company purchases a significant portion of production materials through certain suppliers. The Company would be vulnerable to a significant disruption in its operations if any of its suppliers were to cease production in the next twelve months and the Company was unable to resource the material in a timely manner. The Company actively monitors and assesses the risk level of its suppliers for the possibility of financial distress or production interruptions. As of June 9, 2009, the Company does not believe there to be a high risk of a significant or prolonged disruption to its production schedule as a result of the financial distress of a key supplier.

UAW & CAW Agreement and Modifications

In May 2008, the Company and the CAW agreed, and later ratified, a new three-year collective bargaining agreement. The provisions of the agreement remain substantially the same as the previous agreement, but do allow for lump sum Canadian dollar payments to each eligible employee of $2,200 in 2008 and $3,500 in 2009 and allow for reductions in paid time off. The new agreement was effective in September 2008 and expires in September 2011.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations - Continued

UAW & CAW Agreement and Modifications - Continued

On April 27, 2009, and in accordance with the EDC Loan Agreement, the Company and the CAW agreed to certain modifications to the 2008 collective bargaining agreement, including extending the expiration of the agreement by one year to September 2012. The modifications to the bargaining agreement primarily related to the suspension of base wage increases for CAW employees for the remainder of the agreement. In addition, cost sharing arrangements for active and retiree health care and other insurance benefits were increased while certain other active and retiree benefits were discontinued.

On April 29, 2009, and in accordance with the U.S. Treasury Loan Agreement, the Company and the UAW agreed to certain modifications to the 2007 UAW-Chrysler National Agreement (“2007 UAW Agreement”). The modifications to the 2007 UAW Agreement primarily related to the suspension of base wage increases, performance bonuses and other benefits for UAW employees that will continue until the expiration of the agreement in September 2011 unless other expiration dates were mutually agreed to by the parties.

Other Matters

Ally MTA

As discussed in Note 1, Background and Nature of Operations, on May 21, 2009, the Ally MTA between the Company, the U.S. Treasury, Ally and USDART was executed. The Ally MTA provides for a risk sharing arrangement, in which USDART will reimburse Ally for a majority of certain qualifying losses or loans with third party Chrysler dealerships issued through November 21, 2009. The U.S. Treasury funded $600 million to the Company under the DIP Credit Agreement, which was immediately transferred to USDART to cover these losses. The Ally MTA will terminate no earlier than 2013 unless all parties mutually agree to terminate the contract at an earlier date. At June 9, 2009, $500 million of the advance is included in Prepaid Expenses and Other Current Assets and $100 million is included in Advances to Related Parties and Other Financial Assets in the accompanying Consolidated Balance Sheets. Refer to Note 23, Subsequent Events, for additional information related to USDART and the Ally risk sharing arrangement.

Lease Commitments

The majority of the Company’s lease payments are for operating leases. As of June 9, 2009, the Company had the following minimum rental commitments under operating leases with noncancelable lease terms in excess of one year (in millions of dollars): remainder of 2009—$236; 2010—$201; 2011—$159; 2012—$167; 2013—$145; and 2014 and thereafter—$967. Future minimum lease commitments have not been reduced by minimum sublease rental income of $178 million due in the future under noncancelable subleases. Rental expense under operating leases was $177 million and $509 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. Sublease rentals of $47 million and $143 million were received for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. As of June 9, 2009, the Company had commitments for capital expenditures, including commitments for assets currently under construction of $523 million.

Guarantees

As of June 9, 2009, the Company had additional guaranteed obligations of others in the amount of $4,824 million, including approximately $4,787 million related to obligations of affiliates. Approximately $4,549 million of these obligations were a result of a loan agreement between Holding and the U.S. Treasury, $225

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations - Continued

Other Matters - Continued

Guarantees - Continued

million were a result of a loan agreement between Auburn Hills Owner LLC (“Auburn Hills Owner”), an indirect wholly-owned subsidiary of Holding, and a bank and $13 million of other obligations to affiliates. As of June 9, 2009, the Company has determined that there were no amounts required to be accrued under these guarantees.

Note 16. Employee Retirement and Other Benefits

The Company sponsors both noncontributory and contributory defined benefit pension plans. The majority of the plans are funded plans. The noncontributory pension plans cover certain of the hourly and salaried employees of the Company. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain of the salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the fifteen years preceding retirement.

The Company provides health care, legal and life insurance benefits to certain of its hourly and salaried employees. Upon retirement from the Company, employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.

The Company also sponsors defined contribution plans for certain of its U.S. and non-U.S. hourly and salaried employees. During the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, contribution expense related to these plans was $2 million and $34 million, respectively.

Significant Plan Events

In March 2008, the Company changed the terms of its postretirement benefits and no longer extends Company sponsored group life insurance to certain retirees. The change was treated as a settlement in accordance with the accounting guidance for postretirement benefits. As a result, during the year ended December 31, 2008 the Company recorded a net reduction to its postretirement health care and life insurance benefits obligations and recognized a net gain of approximately $375 million.

Chrysler Financial Services U.S. and Canadian Pension and OPEB Plans

U.S.

Historically, employees of Chrysler Financial participated in certain of the Company’s pension, defined contribution benefit and postretirement health care and life insurance plans. The Company charged Chrysler Financial for its portion of the benefits under these plans. The charge for pension benefits was based on the specific current period pension expense for each Chrysler Financial participant. The charge for postretirement health care and life insurance benefits was based on an average actuarial determined cost for Chrysler Financial participants. For the year ended December 31, 2008, the Company charged Chrysler Financial $14 million for its portion of these benefits. There were no charges from the Company to Chrysler Financial related to these plans for the period from January 1, 2009 to June 9, 2009.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Significant Plan Events - Continued

U.S. - Continued

Effective March 1, 2008, and March 20, 2008, Chrysler Financial established new defined contribution benefit plans and new defined benefit pension plans, respectively, for its employees, former employees and retirees in order to transfer the Company’s existing plan assets and liabilities related to Chrysler Financial’s employees, former employees and retirees in the U.S. The assets allocated to the Chrysler Financial participants from the Chrysler LLC Salaried Employees Saving Plan were transferred to Chrysler Financial’s new defined contribution retirement savings plan, during March 2008. The initial transfer of a substantial portion of the assets for Chrysler Financial participants in the Company’s defined benefit pension plans occurred on December 1, 2008, based on an effective date of March 1, 2008. Accordingly, the Company transferred from the defined benefit pension plans to Chrysler Financial, pension obligations of $492 million, pension assets of $576 million and the related AOCI of $17 million. The non-cash transfer was consummated through an equity transaction, resulting in a decrease in member’s interest. The initial amount of assets that were transferred to Chrysler Financial’s pension trust in December 2008 totaled $363 million. The remaining assets that were transferred to Chrysler Financial’s pension trust during the period from January 1, 2009 to June 9, 2009 totaled $104 million.

Effective January 1, 2008, Chrysler Financial established new postretirement health and life insurance plans for its employees, former employees and retirees. On December 31, 2008, the Company transferred the full postretirement health and life insurance obligation related to the Chrysler Financial participants to Chrysler Financial. The non-cash transfer was consummated through an equity transaction and resulted in a $94 million reduction of the Company’s benefit obligation, a $3 million reduction in the related AOCI and a $97 million increase in the Company’s member’s interest. There were no corresponding postretirement health and life insurance plan assets transferred to Chrysler Financial. In connection with this transfer, the Company also transferred to Chrysler Financial a $7 million obligation for certain disability benefits related to Chrysler Financial’s employees. The non-cash transfer was consummated through an equity transaction and resulted in a $7 million increase in the Company’s member’s interest.

Canada

On August 3, 2007, Chrysler Financial Services Canada, Inc. (“CFSC”) established new pension plans for its employees, former employees and retirees in order to transfer the Company’s existing plan assets and liabilities related to CFSC’s employees, former employees and retirees from the Company’s plans to CFSC’s plans. During the first quarter of 2009, after fiscal approval was obtained, the Company transferred pension obligations of $38 million and pension assets of $34 million and derecognized the related accumulated other comprehensive loss of $5 million to the pension plans of CFSC. The non-cash transfer was consummated through an equity transaction, resulting in a decrease in member’s interest.

Effective January 1, 2009, CFSC established new postretirement health and life insurance plans for its employees, former employees and retirees. During the first quarter of 2009, the Company transferred postretirement health and life insurance obligations of $11 million and derecognized the related accumulated other comprehensive income of $3 million to CFSC. The non-cash transfer was consummated through an equity transaction, resulting in an increase in member’s interest.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Significant Plan Events - Continued

UAW Settlement Agreement for Retiree Health Care Benefits

On March 30, 2008 the Company and the UAW entered into a settlement agreement (“Settlement Agreement”) to permanently transfer the responsibility of providing postretirement health care benefits for UAW represented employees, retirees and dependents (“Covered Group”) from the Company to a new retiree plan (the “Plan”). The Plan will be funded by an Independent Voluntary Employees’ Beneficiary Association (“VEBA”) trust (the “VEBA Trust”), which will be funded in part by future Company contributions as provided by the Settlement Agreement. Under the terms of the Settlement Agreement, on January 1, 2010 (the “Implementation Date”) the Company will terminate the 2003 Chrysler-UAW Health Care Program for the Covered Group and the obligation for retiree medical claims incurred on or after such date will be the responsibility of the Plan and the VEBA Trust. In addition, the Settlement Agreement provided for amendments to the 2003 Chrysler-UAW Health Care Plan (“2003 Amendment”) to implement immediate cost sharing initiatives. The 2003 Chrysler – UAW Health Care plan previously established a VEBA trust (“Existing VEBA Trust”). In connection with the 2003 Amendment the assets associated with the existing VEBA Trust were to be transferred to the newly established VEBA Trust. On July 31, 2008, the United States District Court for the Eastern District of Michigan approved the Settlement Agreement. On September 2, 2008, the judgment became final.

In accordance with the Settlement Agreement and the 2003 Amendment, the Company recognized net actuarial gains and prior service credits in AOCI of approximately $4,683 million related to its postretirement health care and life insurance benefits for the year ended December 31, 2008. In addition, the Company recognized prior service costs in AOCI of approximately $730 million related to its pension benefits for the year ended December 31, 2008. The prior service credits recognized in accordance with the postretirement health care and life insurance benefit plan amendment will be amortized over a seventeen month period through December 31, 2009. The other actuarial gains and prior service costs will be amortized over the remaining service years.

The Company recognized a plan curtailment, and therefore re-measured its existing UAW retiree medical plan (“UAW Retiree Medical Plan”) obligation at August 1, 2008 to reflect the required payments and discount rate implicit in the Settlement Agreement. The change in the postretirement health care liability was recognized as an actuarial gain in AOCI and will be amortized into earnings using the 10 percent corridor approach over the average remaining service life of active plan participants. The Company will continue to recognize expense related to the UAW Retiree Medical Plan pursuant to the accounting guidance for postretirement benefits until the Implementation Date. On the Implementation Date, the Company will record a plan settlement to reflect the responsibility for providing postretirement medical benefits to the Covered Group shifting from the Company to the Plan and the VEBA Trust. All amounts recorded on the Company’s balance sheet related to the UAW Retiree Medical Plan will be recognized through earnings with the exception of the liability representing the fair value of the consideration the Company is to contribute to the VEBA Trust after the Implementation Date.

In accordance with the Settlement Agreement, effective January 1, 2008, the Existing VEBA Trust assets were divided into two accounts. One account consists of the percentage of assets in the Existing VEBA Trust as of January 1, 2008 which were equal to the estimated percentage of the hourly OPEB liability covered by the existing VEBA assets attributable to Non-UAW represented employees and retirees, their eligible spouses, surviving spouses and dependents (“Non-UAW Related Account”) which had a balance of approximately $41 million. The second account consists of the remaining percentage of the assets in the Existing VEBA Trust as of January 1, 2008 (“UAW Related Account”) which had a balance of approximately $2,677 million. The Company

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Significant Plan Events - Continued

UAW Settlement Agreement for Retiree Health Care Benefits - Continued

withdrew $500 million from the UAW Related Account in the first quarter of 2008 for reimbursement of claims incurred by the Company under the UAW Retiree Medical Plan. No additional amounts are expected to be withdrawn from the UAW Related Account, including its investment returns, until transfer to the VEBA Trust.

Pursuant to the Settlement Agreement, the Company will issue $1,211 million of senior unsecured debt securities due January 1, 2016 (“Chrysler Note”) prior to the Implementation Date. Interest on the Chrysler Note is payable on January 15 and July 15 of each year at 9 percent per annum until January 1, 2010 and 11 percent per annum thereafter. Interest on the Chrysler Note is payable to a Temporary Asset Account, as if the Chrysler Note had been issued on January 1, 2008, until the Settlement Agreement is implemented. After the Implementation Date, the Chrysler Note will be issued to, and interest will be paid to the VEBA Trust.

In addition, CarCo Intermediate Holdco I LLC (“CarCo HoldCo I”), which indirectly owns the investment in the Company and is a wholly-owned subsidiary of Holding, will issue a Warrant to the VEBA Trust with a strike price of $5.6 billion in total equity value at the Implementation Date. The Warrant matures on March 30, 2018, the tenth anniversary of the Settlement Agreement date. The total equity value of CarCo HoldCo I will determine how many common shares, representing indirect ownership, will be issued with ranges between 6.73 percent and 20.18 percent of fully diluted Class A shares of the Company.

As allowed by the Settlement Agreement, the Company is deferring approximately $434 million of payments, including interest on the Chrysler Note, which would have been payable to the Temporary Asset Account in 2008 and 2009. These payments are deferred until the Implementation Date and will accrue interest from the payment due date at 9 percent per annum.

Beginning in 2009, the Company may be required to make additional contributions of $50 million per year, limited to a maximum of 19 payments, to either the Temporary Asset Account or the VEBA Trust. Such contributions are contingent and will be required only if annual cash flow projections show that the VEBA Trust will become insolvent on a rolling twenty-five year basis. The Company has the option to prepay the remaining contingent contributions on January 1 of each year. During the period from January 1, 2009 to June 9, 2009, the Company did not make any additional contributions to the Temporary Asset Account or the New VEBA.

At the Implementation Date, the Company will be required to transfer $3,570 million, including the deferred amounts discussed above, to the VEBA Trust. In addition, at that time the Company has the option to make a lump sum transfer of $2,654 million, adjusted for the passage of time, to the VEBA Trust or elect to make annual contributions of varying amounts between $65 million and $1,554 million through 2020.

In connection with the Fiat Transaction on June 10, 2009, New Chrysler entered into a new settlement agreement with the UAW (“New Settlement Agreement”), which superseded the Settlement Agreement between the Company and the UAW. Refer to Note 23, Subsequent Events, for further discussion.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Financial Summary of Plans

The status of these plans was as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009		Year Ended December 31, 2008
	Pension Benefits	OPEB	Pension Benefits	OPEB
Change in benefit obligation:
Benefit obligation at beginning of period	$27,674	$13,265	$28,437	$20,161
Service cost	79	70	271	197
Interest cost	738	535	1,651	1,160
Employee contributions	4	-	14	-
Amendments and benefit changes	(128)	(273)	945	(4,817)
Actuarial (gain) loss	274	(165)	68	(1,479)
Discount rate change	(845)	(8)	(523)	(137)
Benefits paid	(1,351)	(476)	(2,718)	(1,038)
Settlements	-	-	-	(412)
Special early retirement programs and curtailment	239	-	938	73
Transfer to Chrysler Financial	-	-	(492)	(94)
Transfer to CFSC	(38)	(11)	-	-
Currency translation	373	140	(917)	(349)

Benefit obligation at end of period	$27,019	$13,077	$27,674	$13,265

Change in plan assets:
Fair value of plan assets at beginning of period	$23,528	$1,686	$31,323	$2,718
Actual return (loss) on plan assets	71	88	(3,749)	(532)
Employee contributions	4	-	14	-
Withdrawals	-	-	-	(500)
Transfer to Chrysler Financial	-	-	(576)	-
Transfer to CFSC	(34)	-	-	-
Company contributions – to pension trust	31	-	44	-
Company contributions – directly to pay benefits	46	476	62	1,038
Benefits paid	(1,351)	(476)	(2,718)	(1,038)
Currency translation	334	-	(872)	-

Fair value of plan assets at end of period	$22,629	$1,774	$23,528	$1,686

Funded status of plans	$(4,390)	$(11,303)	$(4,146)	$(11,579)

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Financial Summary of Plans - Continued

	June 9, 2009		December 31, 2008
	Pension Benefits	OPEB	Pension Benefits	OPEB
Amounts recognized on the balance sheet:
Non-current assets	$11	$-	$10	$-
Current liabilities (a)	(30)	(3,972)	-	(237)
Non-current liabilities (a)	(4,371)	(7,331)	(4,156)	(11,342)

Total	$(4,390)	$(11,303)	$(4,146)	$(11,579)

Pension and OPEB liabilities subject to compromise (a)	$(3,857)	$(9,972)	$-	$-

	June 9, 2009		December 31, 2008
	Pension Benefits	OPEB	Pension Benefits	OPEB
Amounts recognized in accumulated other comprehensive income (loss):
Unrealized actuarial net gain (loss)	$(5,220)	$4,551	$(4,876)	$4,460
Unrealized prior service cost	(1,507)	936	(1,720)	1,151

Total	$(6,727)	$5,487	$(6,596)	$5,611

	June 9, 2009	December 31, 2008
Pension plans in which accumulated benefit obligation (“ABO”) exceeds plan assets:
ABO	$25,265	$23,442
Fair value of plan assets	21,193	19,611

ABO	$26,667	$27,291

Pension plans in which projected benefit obligation (“PBO”) exceeds plan assets:
PBO	$26,957	$27,541
Fair value of plan assets	22,559	23,436

(a)	As of June 9, 2009, and in connection with the Chapter 11 Proceedings, certain of the current and non-current pension and OPEB liabilities are subject to compromise. See Note 11, Liabilities Subject to Compromise, for further discussion.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Financial Summary of Plans - Continued

The components of benefit expense and other changes in plan assets and benefit obligations recognized in other comprehensive loss were as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009		Year Ended December 31, 2008
	Pension Benefits	OPEB	Pension Benefits	OPEB
Net periodic benefit cost:
Service cost	$79	$70	$271	$197
Interest cost	738	535	1,651	1,160
Expected return on plan assets	(863)	(56)	(2,109)	(172)
Amortization of prior service cost	84	(486)	191	(455)
Amortization of actuarial loss	-	(118)	1	(108)
Settlements	-	-	-	(412)
Other costs	-	-	(10)	3

Net periodic benefit costs	38	(55)	(5)	213
Special early retirement cost and curtailment	106	-	574	24

Total benefit costs	$144	$(55)	$569	$237

Other comprehensive loss:
Net (gain) loss	$344	$(209)	$5,368	$(4,115)
Amortization of actuarial loss	-	118	(1)	108
Prior service cost (credit)	(129)	(271)	920	(1,617)
Amortization of prior service cost	(84)	486	(191)	455

Total recognized in other comprehensive loss	131	124	6,096	(5,169)

Total recognized in total benefit costs and other comprehensive loss	$275	$69	$6,665	$(4,932)

During the remainder of 2009, approximately $148 million of unrealized actuarial net gains are expected to be amortized into expense. Additionally, the net gains from unrealized prior service cost are expected to be approximately $507 million for the remainder of 2009, which includes the gains from the VEBA amendment of $570 million.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Assumptions

Assumptions used to determine the benefit obligation and expense were as follows:

	Period from January 1, 2009 to June 9, 2009		Year Ended December 31, 2008
	Pension Benefits	OPEB	Pension Benefits	OPEB
Weighted-Average Assumptions Used to Determine Benefit Obligations:
Discount rate – ongoing benefits	6.60%	6.65%	6.25%	6.25%
Rate of compensation increase	4.08%	4.50%	4.00%	4.50%

Weighted-Average Assumptions Used to Determine Periodic Costs:
Discount rate – ongoing benefits	6.25%	6.25%	6.09%	6.38%
Expected return on plan assets	7.42%	7.50%	7.43%	7.50%
Rate of compensation increase	4.00%	4.50%	4.00%	4.50%

The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for 2009 was 7.0 percent. The annual rate was assumed to decrease gradually to 5.0 percent in 2015 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for 2009 was 4.4 percent. The annual rate was assumed to decrease to 3.9 percent in 2010 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement health care and life insurance benefits. A one percentage point change in the assumed health care cost trend rate for U.S. and Canada combined would have the following effects as of June 9, 2009 (in millions of dollars):

	One Percentage Point
	Increase	Decrease
Effect on total of service and interest cost components	$15	$(13)
Effect on postretirement benefit obligation	183	(163)

The expected rate of return on plan assets for pension and postretirement health care, legal and life insurance plans is based on long-term actual portfolio results, historical total market returns and an assessment of the expected future returns for the asset classes in the portfolios. The assumptions of future market returns over the next ten years are based on surveys of large investment managers and other experts. Accordingly, actual returns which significantly differ from expected returns during a one or two year period may not significantly change the historical long-term rate of return such as to necessitate or warrant revision of the expected long-term rate of return.

The discount rates for the plans were determined as of June 9, 2009 and December 31, 2008. The rates are based on yields of high-quality (AA-rated or better) fixed income investments and an indicative AA-rated yield curve for which the timing and amounts of payments match the timing and amounts of the projected pension and postretirement health care, legal and life insurance benefit payments.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Plan Assets

The Company invests pension and postretirement health care, legal and life insurance plan assets using a disciplined and consistent strategy in an attempt to maximize the long-term rate of return given an acceptable level of risk while minimizing costs. The primary method used to minimize risk is through diversification of asset categories. These asset classes include equity, fixed income and alternative investments.

Investment policies and strategies are defined by the Company’s investment committee, which includes senior financial management. The investment committee meets regularly to approve asset allocations, review the risks and investment returns achieved on plan assets and approve the selection and retention of external investment managers. Investment managers are retained for the purpose of managing specific investment strategies within contractual investment guidelines. Certain investment managers are permitted to use derivative instruments for investment purposes, as well as for hedging and rebalancing.

Periodically, the Company conducts asset/liability studies which use Modern Portfolio Theory to determine an optimal long-term model asset allocation. The model portfolio represents a passive investment in four major asset categories: U.S. equity, international equity, fixed income and cash. The model portfolio provides the basis for establishing a further refined benchmark portfolio. Using efficient frontier modeling, the model portfolio is expanded to include additional sub-asset classes. This benchmark portfolio is designed to add value by improving the risk/return profile over the model portfolio through the addition of sub-asset classes. Actual asset return performance is measured against the benchmark portfolio. The investment committee annually establishes and implements a target portfolio that is a one-year tactical view of the benchmark portfolio. The target portfolio is designed to outperform the benchmark portfolio given an acceptable level of risk.

While target asset allocation percentages will vary over time, the Company’s overall investment strategy is to achieve a mix of assets, which allows the Company to meet projected benefit payments while minimizing cash contributions from the Company over the life of the plans. The weighted-average target asset allocations for all pension plan assets are currently 47 percent fixed income, 27 percent equity, and 26 percent alternative investments. The weighted-average target asset allocations for all OPEB plan assets are currently 65 percent equity and 35 percent fixed income. As a result of the Company’s diversification strategies, there are no significant concentrations of risk, in terms of sector, industry, geography or counterparty.

The Company has contributed assets to the VEBA for payment of non-pension employee benefits. As of June 9, 2009, the Company had total VEBA assets of $1,774 million, which were designated and restricted for the payment of postretirement health care benefits. As of December 31, 2008, the VEBA trust had a total balance of $1,691 million, of which $1,686 million was designated and restricted for the payment of postretirement health care benefits.

Contributions and Payments

In connection with the Daimler Settlement, the Company has a $600 million receivable from Daimler to fund contributions to the Company’s pension plans. The receivable is due to the Company in three equal installments in June 2009, 2010 and 2011. In connection with the Fiat Transaction, this receivable and certain pension plans were transferred to New Chrysler. Refer to Note 19, Other Transactions with Related Parties, for additional details of the settlement and receivable.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 16. Employee Retirement and Other Benefits - Continued

Contributions and Payments - Continued

Employer contributions to the Company’s pension plans are expected to be approximately $502 million for the remainder of 2009, all of which are estimated to be needed to satisfy minimum funding requirements. Of the employer contributions, $200 million will be funded upon receipt of the Daimler receivable noted above and $302 million is anticipated to be in cash. Employer contributions to the Company’s unfunded pension and OPEB plans are expected to be $30 million and $527 million, respectively for the remainder of 2009, which represents expected benefit payments to participants.

Estimated future pension and postretirement health care, legal and life insurance benefits payments, and the Medicare Prescription Drug Improvement and Modernization Act of 2003 subsidy expected to be received for the next ten years are as follows (in millions of dollars):

	Pension Benefits	OPEB	Health Care Subsidy Receipts (a)
Remainder of 2009	$1,283	$527	$30
2010	2,546	173	2
2011	2,423	169	2
2012	2,338	166	2
2013	2,264	164	2
2014	2,202	163	2
2015 – 2019	10,156	816	8

(a)	Represents Medicare Part D Subsidy

Note 17.  Fair Value Measurements

Refer to Note 3, Summary of Significant Accounting Policies, for an overview of fair value measurements.

The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy.

The Company uses prices and inputs that are current at the measurement date, including periods of market dislocation, such as those experienced during 2009. In periods of market dislocation, the observability of prices and inputs may be reduced for certain financial instruments. This condition could result in a financial instrument being reclassified from Level 1 to Level 2 or Level 2 to Level 3. The Company’s fair value processes are designed to ensure that fair values are appropriate. The processes include model validation, review of key model inputs, analyses of period over period fluctuations and reviews by senior management.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 17. Fair Value Measurements - Continued

The following summarizes the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis (in millions of dollars):

	June 9, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,829	$-	$-	$1,829
Restricted cash	1,133	-	-	1,133
Marketable Securities	16	-	-	16

Total	$2,978	$-	$-	$2,978

Liabilities:
Interest rate swap derivatives	$-	$-	$(55)	$(55)

Total	$-	$-	$(55)	$(55)

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,898	$-	$-	$1,898
Restricted cash	1,355	-	-	1,355
Derivatives:
Currency forwards and swaps	-	239	-	239
Commodity swaps and options	-	-	10	10

Total	$3,253	$239	$10	$3,502

Liabilities:
Derivatives:
Currency forwards and swaps	$-	$(45)	$-	$(45)
Commodity swaps and options	-	(33)	(69)	(102)
Interest rate swap	-	-	(80)	(80)

Total	$-	$(78)	$(149)	$(227)

The Company enters into over-the-counter currency forward and swap contracts to manage its exposure to risk relating to changes in foreign currency exchange rates. The Company estimates the fair value of currency forward and swap contracts by discounting future net cash flows derived from market-based expectations for exchange rates to a single present value.

The Company enters into over-the-counter commodity swaps to manage its exposure to risk relating to changes in market prices of various commodities. Swap contracts are fair valued by discounting future net cash flows derived from market-based expectations for commodity prices to a single present value.

The Company enters into over-the-counter interest rate swaps to mitigate interest rate risk exposures. The Company estimates the fair value of its interest rate swaps using third-party industry standard valuation models. These models project future cash flows and discount the future amounts to a present value using market-based

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 17. Fair Value Measurements - Continued

expectations for interest rates and the contractual terms of the derivative instruments. The Company adjusts for non-performance risk in the determination of future net cash flows as described in Note 18, Derivative Financial Instruments and Risk Management.

The following summarizes the changes in Level 3 items measured at fair value on a recurring basis from January 1, 2009 to June 9, 2009 (in millions of dollars):

Derivatives Assets (Liabilities)
Balance at beginning of the period	$(139)
Total realized and unrealized gains
Included in Net Loss	13
Included in Other Comprehensive Loss	-
Purchases, issuances and settlements, net	71
Transfers in or out of Level 3	-

Balance at end of period	$(55)

Changes in unrealized losses relating to instruments held at end of period	$9

There was no activity related to available for sale securities for the period from January 1, 2009 to June 9, 2009.

The following summarizes the changes in Level 3 items measured at fair value on a recurring basis as of the year ended December 31, 2008 (in millions of dollars):

	Available for Sale Securities	Derivatives Assets (Liabilities)	Total
Balance at beginning of the period	$196	$(16)	$180
Total realized and unrealized gains
Included in Net Loss	(130)	(181)	(311)
Included in Other Comprehensive Loss	-	(41)	(41)
Purchases, issuances and settlements, net	(66)	99	33
Transfers in or out of Level 3	-	-	-

Balance at end of period	$-	$(139)	$(139)

Changes in unrealized losses relating to instruments held at end of period	$(28)	$(111)	$(139)

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 17. Fair Value Measurements - Continued

The following summarizes the Company’s assets measured at fair value on a nonrecurring basis subsequent to initial recognition (in millions of dollars):

	June 9, 2009	Level 1	Level 2	Level 3	January 1, 2009 through June 9, 2009 Total Impairment Losses
Brand name intangibles (a)	$850	$-	$-	$850	$(844)

(a)	For the period from January 1, 2009 to June 9, 2009, the Company recorded impairment charges of $844 million to write down certain of its brand name intangibles to their fair value.

	December 31, 2008	Level 1	Level 2	Level 3	Year Ended December 31, 2008 Total Impairment Losses
Goodwill	$-	$-	$-	$-	$7,507
Brand name intangibles	2,284	-	-	2,284	2,857

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company’s financial instruments were as follows (in millions of dollars):

	June 9, 2009			December 31, 2008
	Carrying Amount		Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,829		$1,829	$1,898	$1,898
Restricted cash	1,133		1,133	1,355	1,355
Financial assets	792		792	1,578	1,289
Financial liabilities (including DIP Financing)	17,043	(a)	7,237	13,907	8,162
Derivatives:
Included in Prepaid Expenses and Other Current Assets and Advances to Related Parties and Other Financial Assets	-		-	249	249
Included in Accrued Expenses and Other Liabilities	55		55	227	227

(a)	Does not reflect the exclusion of the amounts subject to compromise. See Note 12, Financial Liabilities, for further discussion.

The estimated fair values have been determined by using available market information and valuation methodologies as described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair values.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 17. Fair Value Measurements - Continued

The methods and assumptions used to estimate the fair value of financial instruments are consistent with the definition presented in the accounting guidance for fair value measurements and are as follows:

Cash and cash equivalents, including restricted cash

The carrying value of cash and cash equivalents approximates fair value due to the short maturity of these instruments and consists primarily of money market funds and bankers acceptances.

Marketable securities and financial assets

The fair values of marketable securities and financial assets are determined using either quoted market prices or valuation models that use observable market data.

Financial liabilities

The fair values of financial liabilities are estimated by discounting future cash flows using market interest rates over the remaining term or using quoted market prices where available.

Derivative instruments

The fair values of derivative instruments are based on pricing models or formulas using current estimated cash flow and discount rate assumptions.

Note 18. Derivative Financial Instruments and Risk Management

Refer to Note 3, Summary of Significant Accounting Policies, for an overview of derivative financial instruments.

The Company has elected to not present prior periods for comparative purposes in this initial year of adoption, consistent with the FASB’s new standard on disclosures for derivative instruments and hedging activities effective January 1, 2009.

All derivative instruments are recognized in the consolidated balance sheets at fair value and are included in accrued expenses and other liabilities. Fair values of the Company’s derivative financial instruments are based on pricing models or formulas using current estimated cash flow and discount rate assumptions. The Company includes an adjustment for non-performance risk in the recognized measure of fair value of derivative instruments. The adjustment is estimated based on the net exposure by counterparty. The Company uses an estimate of the counterparty’s non-performance risk when the Company is in a net asset position and an estimate of the Company’s own non-performance risk when the Company is in a net liability position. As of June 9, 2009, the adjustment for non-performance risk did not materially impact the fair value of derivative instruments.

The use of derivatives exposes the Company to the risk that a counterparty may default on a derivative contract. The Company establishes exposure limits for each counterparty to minimize this risk and provide counterparty diversification. Historically all of the Company’s derivative exposures have been with counterparties that have long-term credit ratings of single-A or better. The Company typically enters into master agreements with counterparties that generally allow for netting of certain exposures; therefore, the actual loss that the Company would recognize if all counterparties failed to perform as contracted would be reduced.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 18. Derivative Financial Instruments and Risk Management - Continued

Cash Flow Hedges

During the first quarter of 2009, the Company discontinued hedge accounting on its hedge designated derivative instruments because the Company could no longer conclude that the occurrence of the forecasted transactions was probable. In addition, the Company also concluded that it was probable that forecasted transactions would not occur by the end of the originally specified time period or within an additional two-month period of time thereafter. As such, the Company reclassified $147 million of net gains from AOCI to earnings during the period from January 1, 2009 to June 9, 2009 as detailed below (in millions of dollars):

	Financial Statement Caption		Gain/(Loss) Recorded in OCI	Gain/(Loss) Reclassified from AOCI to Income

Currency forwards and swaps	Revenues		$-	$191
Commodity swaps	Cost of Sales		-	(44)

		Total	$-	$147

Derivatives Not Designated as Hedges

The Company has elected not to apply hedge accounting to certain derivative instruments. The Company uses derivatives to economically hedge its financial and operational exposures. Unrealized and realized gains and losses related to derivatives that are not designated as accounting hedges are included in Revenues or Cost of Sales in the accompanying Consolidated Statements of Operations depending on the nature of the risk being hedged.

The following summarizes the fair values of derivative instruments not designated as hedges, which were outstanding as of June 9, 2009 (in millions of dollars):

		Notional Amounts	Derivative Assets	Derivative Liabilities

Interest rate contracts		$ 2,091	$ -	$ (55)

	Total	$ 2,091	$ -	$ (55)

The following summarizes the effect of derivative instruments in the respective financial statement captions of the accompanying Consolidated Statements of Operations for the period from January 1, 2009 to June 9, 2009 (in millions of dollars):

	Financial Statement Caption		Gain/(Loss)

Derivatives not designated as hedging instruments:
Currency forwards and swaps	Revenues		$(42)
Commodity swaps	Cost of Sales		20
Interest rate contracts	Cost of Sales		9
		Total	$(13)

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 18. Derivative Financial Instruments and Risk Management - Continued

In connection with the Company’s bankruptcy filing on April 30, 2009, the Company was required to settle all foreign currency and commodity derivative instruments during May 2009. As a result of these settlements, the Company had realized gains of $99 million, $86 million of which were immediately applied as a reduction to the First Lien Credit Agreement’s outstanding principal balance. Refer to Note 12, Financial Liabilities, for additional information related to the First Lien Credit Agreement.

Note 19. Other Transactions with Related Parties

The Company engages in transactions with unconsolidated subsidiaries, associated companies and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods and services involved.

Cerberus, Daimler and Holding

U.S. Treasury Loan Agreement with Holding

As described in Note 2, Basis of Presentation, on December 31, 2008, Holding entered into the U.S. Treasury Loan Agreement, which was subsequently amended on January 2, 2009, pursuant to which the U.S. Treasury agreed to provide Holding with a $4.0 billion secured term loan facility. On January 2, 2009, Holding borrowed $4.0 billion under the facility and simultaneously contributed the proceeds to the Company. On April 29, 2009, and in accordance with the Warranty Commitment Program, the U.S. Treasury Loan Agreement was amended to increase the Facility by $280 million for the Warranty SPV. As additional consideration for the borrowings, the U.S. Treasury required Holding to provide a total of $285 million of senior secured notes as a cost of borrowing.

In March 2009, the Company paid $5 million of debt issuance costs on behalf of Holding in connection with the U.S. Treasury Loan Agreement, which has been reflected as a reduction in the total proceeds received from Holding related to this agreement.

Effective March 31, 2009, interest payments are required quarterly. On March 31, 2009, the Company returned $52 million of capital to Holding and Holding made the required $52 million interest payment to the U.S. Treasury.

Settlements

On March 31, 2009, Daimler transferred its ownership of 23 NSCs to Holding, which simultaneously transferred its ownership of the NSCs to the Company. Prior to March 31, 2009, the financial results of the NCSs were consolidated by the Company as the primary beneficiary of these VIEs. The accompanying Consolidated Balance Sheets and Consolidated Statements of Operations for the year ended December 31, 2008 include total assets and revenues for the NSCs of approximately $2,595 million and $3,850 million, respectively. In connection with the transfer, the Company paid Daimler $99 million in exchange for settlement of obligations related to the NSCs and other international obligations, and recognized a net gain of $684 million during the period from January 1, 2009 to June 9, 2009. The gain is included in Gain on NSC Settlement in the accompanying Consolidated Statements of Operations.

On April 17, 2009, the Company, Holding and Daimler signed a binding agreement related to the settlement of a majority of the outstanding tax issues between the parties. In accordance with the agreement, Daimler would have no indemnity obligations to the Company or Holding for taxes other than for those associated with

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 19. Other Transactions with Related Parties - Continued

Cerberus, Daimler and Holding - Continued

Settlements - Continued

Canadian income tax disputes between the Company and the CRA for taxable periods ending on or before August 3, 2007, various IRS audit issue obligations arising prior to August 3, 2007 and other less significant Daimler tax obligations. On June 3, 2009, the Company and certain of its subsidiaries entered into an agreement with Holding and Daimler which modified certain terms of the above tax agreement and the related tax indemnity by Daimler. As a result, the Company recognized a gain of $196 million and a corresponding increase in the amount of the tax indemnity. In connection with the Fiat Transaction, these agreements were subsequently assigned to and assumed by New Chrysler.

On April 17, 2009, the Company, Holding and Daimler signed a binding agreement related to the settlement of certain trade receivables and payables resulting in a net payment of $140 million by the Company to Daimler, as well as the transfer of all membership interests of MBTech Autodie LLC from Daimler to the Company.

On June 5, 2009, the Company, Holding, Cerberus, Daimler and the PBGC entered into a binding agreement settling various matters. Pursuant to the terms of the Daimler Settlement agreement, Cerberus surrendered its ownership in the Company and Cerberus and Daimler agreed to forgive and extinguish debt owing under the $2.0 billion Second Lien Credit Agreement, subject to certain conditions. As explained in Note 1, Background and Nature of Operations, as a result of the Adversary Proceeding filed on August 17, 2009, Daimler informed the Debtors that it had not released its lien on the Debtors’ assets and was reserving its rights with respect to its portion of the debt under the Second Lien Credit Agreement. As a result, the amount outstanding under the Second Lien Credit Agreement was approximately $1.5 billion at June 9, 2009. For the period from January 1, 2009 to June 9, 2009, the Company recorded a gain on extinguishment of debt and related accrued interest totaling $519 million on the Second Lien Credit Agreement. This gain is included in Reorganization Expense, Net in the accompanying Consolidated Statements of Operations (See Note 22, Reorganization Expense, Net). In addition, Holding redeemed Daimler’s 19.9 percent ownership interest in Holding in exchange for the settlement of a receivable from Daimler of approximately $22 million. Daimler also agreed to make three equal cash payments to the Company totaling $600 million, which are to be used to fund contributions into the Company’s pension plans over the next three years. This receivable and certain pension plans were subsequently transferred to New Chrysler as a result of the Fiat Transaction. The Company recognized a $600 million gain related to this settlement during the period from January 1, 2009 to June 9, 2009, which is included in Gain on Daimler Pension Settlement in the accompanying Consolidated Statements of Operations.

Warranty SPV

As described in Note 2, Basis of Presentation, the Warranty Commitment Program, established by the U.S. Government, ensures warranty claims submitted to domestic automakers will be paid to consumers regardless of the automakers existence. The Warranty Commitment Program mandates that a reserve is established equal to 125 percent of the estimated warranty costs for each new U.S. vehicle sold by the Company during the period from March 31, 2009 through June 30, 2009. The Company is required to contribute 15 percent of the estimated warranty costs and the U.S. Treasury is responsible for the remaining 110 percent. On April 29, 2009, and in accordance with the Warranty Commitment Program, $318 million of capital contributions were made to the Warranty SPV, of which $38 million were from the Company and $280 million were from the U.S. Treasury via loans to Holding under the U.S. Treasury Loan Agreement. See Note 23, Subsequent Events, for additional information related to the Warranty SPV.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 19. Other Transactions with Related Parties - Continued

Cerberus, Daimler and Holding - Continued

Other Transactions with Cerberus

Cerberus has historically retained consultants that specialize in operations management and support and who provide management and operational consulting services to Cerberus concerning portfolio companies in which funds and accounts managed by Cerberus or its related parties have invested. From time to time, Cerberus has made the services of these consultants available to Cerberus portfolio companies. The Company incurred $1 million and $2 million of expense during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, in connection with Cerberus consulting services and believes that these transactions were on an arms’ length basis. Interest expense on the Second Lien Credit Agreement provided by Cerberus totaled $7 million and $26 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

Other Transactions with Daimler

The Company had routine transactions with Daimler in the ordinary course of business, which included the purchase of certain vehicles, the purchase and sale of certain vehicle parts, as well as transition services, which included, but were not limited to, financial, information technology and operational services. Daimler also provided the Company manufacturing and engineering related services. In addition, financial resources were provided to the Company via financing arrangements under the Second Lien Credit Agreement (see Note 12, Financial Liabilities) and cash sweep arrangements with the NSCs. Interest expense on financial resources provided by Daimler, primarily related to the Second Lien Credit Agreement, totaled $29 million and $103 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. The Company also had derivative financial instruments with a Daimler affiliate to manage its exposure to the variability of future cash flows from forecasted commodity transactions during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008.

During the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, the Company sold vehicles and parts, as well as provided transition services to Daimler totaling $46 million and $708 million, respectively. Purchases of vehicles, parts and manufacturing and engineering related services from Daimler totaled $86 million and $876 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

Chrysler Financial

The Company is party to the MAFA with Chrysler Financial and the principal terms of the MAFA include the following:

•

Provides exclusivity for Chrysler Financial with respect to certain vehicle and leasing incentives offered by the Company to consumers including interest free periods, finance charge subsidies, lease pull ahead programs, capitalized cost reductions, waivers of security deposit, lease or financing pre-approval programs or down payment assistance programs, as well as Chrysler Financial’s ability to provide dealer and fleet financing, including exclusive access to subvention programs offered to dealers.

•

Provides for approval targets related to average credit scores and the number and percentage of retail contracts purchased from dealers for consumer financing by Chrysler Financial, as well as wholesale penetration targets related to dealer inventory financing provided by Chrysler Financial, in order to

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 19. Other Transactions with Related Parties - Continued

Chrysler Financial - Continued

maintain exclusivity. If Chrysler Financial fails to meet the consumer financial approval targets or wholesale penetration targets, exclusivity can be revoked by the Company under certain specific conditions. The MAFA contains a capital markets disruption clause whereby exclusivity related to retail financing cannot be terminated by the Company for failure to achieve approval targets if credit is not available on commercially reasonable terms to other borrowers with credit standing similar to that of Chrysler Financial for a period of three months or longer.

•

Includes a residual risk sharing agreement which covers all Chrysler Financial operating leases, all Chrysler Financial plus balloon note contracts and all business vehicle finance leases and balloon notes that were acquired on or after August 4, 2007, through and including July 31, 2008. Chrysler Financial is responsible for one-half of the residual loss up to 1 percent of gross capitalized cost, and losses beyond that threshold are borne by the Company. Conversely, Chrysler Financial is entitled to one-half of gains up to 1 percent of gross capitalized cost, with remaining gains being returned to the Company.

•

The Company participates with Chrysler Financial in joint programs to sell used vehicles owned by either the Company or Chrysler Financial, to share the skills and strengths at both companies, to operate efficiently, minimize duplication and permit both parties to benefit from the volume of vehicles sold.

In October 2008, Chrysler Financial registered and was approved to participate in the U.S. Federal Reserve’s Commercial Paper Funding Facility (“CPFF”), which allows for the issuance of commercial paper to the Federal Reserve by certain of Chrysler Financial’s asset-backed securitization facilities. In January 2009, Chrysler Financial received a loan of $1.5 billion under the Troubled Asset Relief Program (“TARP”) to fund retail loans for the purchase of the Company’s vehicles.

Transactions in Accordance with the MAFA and other Agreements

On August 1, 2008, the Company and Chrysler Financial amended their MAFA, in order to permit the Company to utilize previously restricted cash in the aggregate amount of $1.0 billion to pre-fund the Company’s potential exposure to Chrysler Financial for residual value risk sharing obligations. The residual value risk sharing is associated with vehicle leases financed by Chrysler Financial between August 3, 2007 and July 31, 2008. To facilitate the pre-funding of this potential exposure, a wholly-owned foreign subsidiary of the Company purchased interest bearing income notes in the amount of $1.0 billion due in 2013 from a wholly-owned foreign subsidiary of Chrysler Financial. As of December 31, 2008, this note was included in Advances to Related Parties and Other Financial Assets in the accompanying consolidated Balance Sheets and is classified in the table below accordingly. The restricted cash balance is expected to be replenished as the income notes are repaid.

On May 6, 2009, the Company and Chrysler Financial entered into an agreement in which the Company agreed to transfer $500 million of cash collateral and the above referenced $1.0 billion note receivable to Chrysler Financial in exchange for a reduction of Chrysler Financial’s pre-petition claims, as well as Chrysler Financial’s waiver of any provisions in the MAFA or its loan agreements with dealers that would have been breached by arrangements between the Company or its dealers and Ally. As a result, the Company recognized a loss of approximately $1.0 billion during the period from January 1, 2009 to June 9, 2009, which is included in Reorganization Expense, Net, in the accompanying Consolidated Statements of Operations.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 19. Other Transactions with Related Parties - Continued

Transactions in Accordance with the MAFA and other Agreements - Continued

Chrysler Financial - Continued

The Company historically offered residual value enhancement (“RVE”) through Chrysler Financial. Under the RVE arrangement, the consumer’s contract payments are based on residual values that are equal to or greater than the Automotive Lease Guide published residual values. The Company accrues the amount required to adjust the contractual residual value from the Automotive Lease Guide published residual value at lease inception. The residual value support payments accrued at lease inception are paid to Chrysler Financial over the original term of the lease. Chrysler Financial is responsible for losses in excess of the residual value support equal to one-half of up to one percent of gross capitalized cost, with any remaining loss being the responsibility of the Company. Unused residual value support up to one percent of gross capitalized cost is shared equally with the Company and Chrysler Financial with any excess being retained by the Company. The Company paid Chrysler Financial $36 million and $77 million under this program for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

The Company sponsors interest rate support programs for its vehicles in order to lower the retail consumer’s monthly payment. The Company accounts for these programs as sales incentives. Under the interest rate support program, the Company pays Chrysler Financial, at the inception of the purchase contract, or lease agreement, an amount required to adjust the interest rate implicit in the contract from the standard Chrysler Financial interest rate. For the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, the Company paid Chrysler Financial $129 million and $897 million, respectively, under these agreements.

The Company charged Chrysler Financial $1 million and $3 million for transition services and $13 million and $20 million for interest on financing provided to Chrysler Financial during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. Interest expense on financial obligations with Chrysler Financial, other than the Gold Key Lease credit facility discussed below, was $2 million and $10 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

Gold Key Lease

Chrysler Financial administers the Company’s Gold Key Lease portfolio. The Company has a $4.5 billion ($5.0 billion CAD) secured revolving credit facility from Chrysler Financial to fund this portfolio. As of June 9, 2009 and December 31, 2008, the Company had $1.1 billion and $1.0 billion, respectively, outstanding under the facility and incurred interest expense of $31 million and $105 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. During the year ended December 31, 2008, the Company made unscheduled payments of approximately $410 million under the secured facility, $76 million of which was reborrowed by the Company in 2008. The Company also incurred credit approval, acquisition and other lease administration fees associated with the Gold Key Lease portfolio of $30 million and $71 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. Refer to Note 3, Summary of Significant Accounting Policies, and Note 12, Financial Liabilities, for additional information related to this portfolio.

Auburn Hills Owner

The Company participates in a lease of facilities and equipment from Auburn Hills Owner. At the date of the Cerberus Acquisition, the facilities and equipment were sold by the Company to Auburn Hills Owner; however,

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 19. Other Transactions with Related Parties - Continued

Auburn Hills Owner - Continued

that transaction did not qualify for sale treatment. Therefore, the accompanying Consolidated Balance Sheets include the related facilities and equipment, as well as a financial obligation to Auburn Hills Owner of $312 million and $313 million as of June 9, 2009 and December 31, 2008, respectively. The financial obligation is included in the table below as “Financial Liabilities to Related Parties.” Interest expense incurred on the financial obligation with Auburn Hills Owner totaled $15 million and $25 million for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively.

Other Transactions with Related Parties

Interest income from financing provided to related parties other than those discussed above was $1 million in both the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, and was primarily from unconsolidated subsidiaries. During the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, the Company sold vehicles and parts to related parties other than those discussed above, primarily unconsolidated subsidiaries, totaling $122 million and $367 million, respectively.

Summary of Related Party Balances

Amounts due from and to related parties were as follows (in millions of dollars):

	June 9, 2009
	Chrysler Financial and Related Parties	Auburn Hills Owner	Other	Total
Amounts due from related parties (included in Prepaid Expenses and Other Assets)	$114	$-	$204	$318
Notes receivable from related parties (included in Prepaid Expenses and Other Current Assets and Advances to Related Parties and Other Financial Assets)	39	-	12	51

Total due from related parties	$153	$-	$216	$369

Amount due to related parties (included in Accrued Expenses and Other Current Liabilities)	$17	$-	$15	$32
Financial liabilities to related parties (included in Financial Liabilities)	1,165	312	7	1,484

Total due to related parties	$1,182	$312	$22	$1,516

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 19. Other Transactions with Related Parties - Continued

Summary of Related Party Balances - Continued

	December 31, 2008
	Daimler and Related Parties	Chrysler Financial and Related Parties	Auburn Hills Owner	Cerberus and Related Parties	Other	Total
Amounts due from related parties (included in Prepaid Expenses and Other Assets)	$1,326	$81	$-	$-	$269	$1,676
Notes receivable (included in Prepaid Expenses and Other Current Assets and Advances to Related Parties and Other Financial Assets)	-	1,152	-	-	27	1,179

Total due from related parties	$1,326	$1,233	$-	$-	$296	$2,855

Amount due to related parties (included in Accrued Expenses and Other Liabilities)	$779	$177	$-	$-	$10	$966
Derivative liabilities with related parties (included in Accrued Expenses and Other Liabilities)	12	-	-	-	-	12
Financial liabilities to related parties (included in Financial Liabilities) (a)	1,976	1,128	313	500	28	3,945

Total due to related parties	$2,767	$1,305	$313	$500	$38	$4,923

(a)	Includes amounts owed by the NSCs to Daimler.

Included in the amount due from Daimler as of December 31, 2008 is a tax indemnity receivable of approximately $1.1 billion as a result of Daimler agreeing to indemnify the Company against tax liabilities arising prior to August 3, 2007, as well as against tax liabilities resulting from the Cerberus Acquisition (see Note 14, Income Taxes).

As of June 9, 2009, Cerberus and Daimler are no longer related parties of the Company. Therefore, amounts due to or from Cerberus and Daimler as of June 9, 2009, have been excluded from the above table. As of June 9, 2009, the Company did not have any amounts due to or from Holding. Amounts included in “Other” above, primarily relate to balances with related unconsolidated companies as a result of transactions in the ordinary course of business.

Note 20. Segment Reporting and Geographic Information

The Company’s business is comprised of two reporting segments, Automotive and Retail Lease Financing. These two segments are managed and evaluated separately due to the inherent differences in the nature of operations for each segment. The Automotive segment includes activities related to the research, design, manufacture, assembly and wholesale distribution of passenger cars and trucks mainly under the brand names Chrysler, Jeep® and Dodge, as well as related parts and accessories, including those sold under the MOPAR® brand name. The Retail Lease Financing segment provides lease financing for vehicles in Canada. The Company has allocated certain reserves against assets of the Gold Key Lease vehicle portfolio to the Automotive segment.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 20. Segment Reporting and Geographic Information - Continued

The Company measures the performance of its operating segments using Modified Earnings Before Interest, Taxes, Depreciation and Amortization (“Modified EBITDA”). Modified EBITDA is computed starting with net loss and then adjusting the amount to (i) add back the provision for income taxes and exclude income tax benefits, (ii) add back net interest expense, (iii) add back depreciation and amortization expense (excluding depreciation and amortization of vehicles held for lease), (iv) add back restructuring expense and exclude restructuring income, (v) add back reorganization expense and (vi) add back certain other costs, charges and expenses. The Company believes that Modified EBITDA is useful to determine the operational profitability of its segments to determine resource allocations within the Company. Modified EBITDA is not a U.S. GAAP financial measure and it should not be considered an alternative to, or more meaningful than, net loss as determined in accordance with U.S. GAAP.

Revenues are allocated to countries based on the location of the customer. Long-lived assets are disclosed according to the physical location of these assets. Capital expenditures represent the purchase of property, plant and equipment and equipment on operating leases.

Segment information was as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009			Year Ended December 31, 2008
	Automotive Segment	Retail Lease Financing Segment	Combined	Automotive Segment	Retail Lease Financing Segment	Combined
Revenues	$10,701	$381	$11,082	$47,387	$1,090	$48,477
Modified EBITDA	(2,463)	58	(2,405)	(138)	(35)	(173)
Capital expenditures	353	4	357	4,904	1,656	6,560
Depreciation and amortization expense (excluding impairment charges)	1,239	298	1,537	3,937	871	4,808
Impairment of goodwill	-	-	-	7,507	-	7,507
Impairment of brand name intangible assets	844	-	844	2,857	-	2,857
Impairment of property, plant and equipment	391	-	391	-	-	-
Interest income	28	3	31	272	12	284
Interest expense (see Note 4)	(615)	-	(615)	(1,080)	-	(1,080)

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 20. Segment Reporting and Geographic Information - Continued

	June 9, 2009				December 31, 2008
	Automotive Segment	Retail Lease Financing Segment	Combined		Automotive Segment	Retail Lease Financing Segment	Combined
Equipment on operating leases, net	$767	$3,104	$3,871		$1,640	$3,452	$5,092
Total assets	30,260	3,317	33,577		35,638	3,698	39,336
Current maturities of financial liabilities (including DIP Financing)	13,317	1,435	14,752	(a)	9,858	1,450	11,308
Long term financial liabilities	485	1,806	2,291	(a)	460	2,139	2,599
Total liabilities	46,733	3,406	50,139		51,357	3,876	55,233

(a)	Does not reflect the exclusion of the amounts subject to compromise. See Note 12, Financial Liabilities, for further discussion.

The reconciliation of Net Loss to Modified EBITDA was as follows (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Net loss	$(4,425)	$(16,844)
Plus:
Income tax expense (benefit)	(317)	790
Net interest expense	584	796
Depreciation and amortization expense (excluding impairment charges)	1,537	4,808
Restructuring expense (income), net	(230)	1,306
Reorganization expense, net	843	-
Impairment of goodwill and brand name intangible assets	844	10,364
Impairment of property, plant and equipment	391	-
Certain troubled supplier concessions	-	106
Other financial expense	6	82
Gain on NSC settlement	(684)	-
Gain on Daimler pension settlement	(600)	-
Less:
Depreciation and amortization expense for vehicles held for lease	(354)	(1,581)

Modified EBITDA	$(2,405)	$(173)

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 20. Segment Reporting and Geographic Information - Continued

Information concerning principal geographic areas was as follows (in millions of dollars):

	June 9, 2009	Period from January 1, 2009 to June 9, 2009	December 31, 2008	Year Ended December 31, 2008
	Long-lived Assets (a)	Total Revenues	Long-lived Assets (a)	Total Revenues
North America
United States	$11,387	$6,986	$13,303	$32,765
Canada	4,769	1,774	5,088	6,615
Mexico	2,074	871	2,294	2,521

Total North America	18,230	9,631	20,685	41,901
All other	250	1,451	276	6,576

Total	$18,480	$11,082	$20,961	$48,477

(a)	Consists of property, plant and equipment (see Note 6) and equipment on operating leases (see Note 7), net of accumulated depreciation and amortization.

Note 21. Restructuring Actions

Recovery and Transformation Plan I

On February 14, 2007, the Company announced its three-year Recovery and Transformation Plan (“RTP I Plan”). Key initiatives for the RTP I Plan included a workforce reduction of 13,000 individuals over the period from 2007 through 2009, and an elimination of production capacity by eliminating work shifts and idling facilities. The workforce reduction was achieved by a combination of retirements, special programs and attrition, and affected represented and non-represented hourly and salaried employees. Other costs related to the restructuring include supplier contract cancellation costs, plant closure costs and the impact of asset write-downs. The total costs expected to be incurred in connection with the RTP I Plan are estimated to reach approximately $1,327 million, including $1,284 million related to employee termination benefits and $43 million of other costs.

Charges of $17 million, net of discounting, were recorded during the period from January 1, 2009 to June 9, 2009 and no charges were recorded for the year ended December 31, 2008 related to the RTP I Plan. The charges during the 2009 period included costs related to workforce reductions, supplier contract cancellation costs and other charges. Interest accretion of $7 million and $25 million related to the RTP I Plan were recorded during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. During the period from January 1, 2009 to June 9, 2009, the Company recorded a $36 million net reduction to existing reserve estimates as a result of a decrease in the expected costs of the related programs associated with workforce reductions as a result of management’s adequacy reviews, which take into consideration the actual acceptances and the composition of the remaining estimated costs, as well as decreases in estimated costs for supplier contract cancellation claims and other costs. During the year ended December 31, 2008, the Company recorded a $93 million net increase to existing reserve estimates primarily due to an increase in the expected costs of the related programs associated with workforce reductions as a result of management’s adequacy reviews, as well as a decrease in the estimated costs for supplier contract cancellation claims. The charges, interest accretion and

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 21. Restructuring Actions - Continued

Recovery and Transformation Plan I - Continued

reserve adjustments are included in Restructuring Expense (Income), Net in the accompanying Consolidated Statements of Operations, and would have otherwise been reflected in Cost of Sales. Additional charges of approximately $1 million related to employee relocations are expected to be recognized during the remainder of 2009 and beyond.

In connection with these actions, the Company made payments of approximately $145 million and $191 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, and expects to make payments of approximately $31 million, $7 million and $1 million during the remainder of 2009, 2010 and 2011 and beyond, respectively.

The following summarizes the RTP I Plan activity in the restructuring reserves, which are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009
	Workforce Reductions	Other Costs	Total
Balance at beginning of period	$182	$44	$226
Charges	3	14	17
Interest accretion	2	5	7
Adjustments to reserve estimates	(22)	(14)	(36)
Payments	(126)	(19)	(145)
Amounts recognized and transferred to employee benefit plans	(24)	-	(24)
Other, including currency translation	1	(8)	(7)

Balance at end of period	$16	$22	$38

	Year Ended December 31, 2008
	Workforce Reductions	Other Costs	Total
Balance at beginning of period	$387	$66	$453
Charges	-	-	-
Interest accretion	22	3	25
Adjustments to reserve estimates	97	(4)	93
Payments	(173)	(18)	(191)
Amounts recognized and transferred to employee benefit plans, reducing prepaid expenses and other assets and/or accrued expenses and other liabilities	(148)	(3)	(151)
Other, including currency translation	(3)	-	(3)

Balance at end of period	$182	$44	$226

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 21. Restructuring Actions - Continued

Recovery and Transformation Plan II

In conjunction with the Cerberus Acquisition, the Company developed a multi-year plan to further restructure the business (“RTP II Plan”). The RTP II Plan aimed to right size the business to reflect a smaller market and refocus product offerings to reflect the Company’s new customer-driven philosophy and allow the Company to focus its resources on new, more profitable and appealing products. Key initiatives included a workforce reduction, elimination of excess production capacity, refinements to the product portfolio and restructuring of international distribution operations. The workforce reduction will affect represented and non-represented hourly and salaried employees and will be achieved by a combination of retirements, special programs and attrition. To eliminate excess production capacity, the Company has eliminated shifts and reduced line speeds at certain manufacturing facilities and adjusted volumes at stamping and powertrain facilities. Additionally, the Company will idle certain manufacturing plants. The Company has cancelled five existing products from its portfolio and has ceased development on certain other previously planned product offerings. The total costs expected to be incurred in connection with the RTP II Plan are estimated to reach approximately $2,591 million, including $2,307 million related to employee termination benefits and $284 million of other costs.

Charges of $12 million, net of discounting, were recorded during the period from January 1, 2009 to June 9, 2009 and no charges were recorded for the year ended December 31, 2008 related to the RTP II Plan. The charges during the 2009 period included costs related to the workforce reductions. During the period from January 1, 2009 to June 9, 2009, the Company recorded a $606 million net reduction to existing reserve estimates primarily related to reductions in the estimated costs for supplier contract cancellation claims as a result of settlements of certain anticipated claims in connection with the bankruptcy proceedings, as well as decreases in the expected cost of workforce reductions as a result of management’s adequacy reviews, which take into consideration the actual acceptances and the composition of the remaining cost. For the year ended December 31, 2008, the Company recorded a $63 million net increase to existing reserve estimates primarily related to increases due to a pension curtailment loss as a result of the salaried and hourly workforce reductions and an increase in the estimated costs for supplier contract cancellation claims. The charges and reserve adjustments are included in Restructuring Expense (Income), Net in the accompanying Consolidated Statements of Operations, and would have otherwise been reflected in Cost of Sales. Additional charges of $33 million and $150 million related to interest accretion were recorded for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, and are included in Interest Expense in the accompanying Consolidated Statements of Operations. As the initial costs of implementing the RTP II Plan were recorded in conjunction with the Cerberus Acquisition, interest accretion is excluded from restructuring expenses. Additional charges of approximately $26 million related to interest accretion are expected to be recognized during the remainder of 2009 and beyond.

In connection with these actions, the Company made payments of approximately $430 million and $378 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, and expects to make payments of approximately $146 million, $252 million and $44 million during the remainder of 2009, 2010 and 2011 and beyond, respectively. Additional payments of approximately $23 million are expected to be funded through pension and other post employment benefit plans related to special retirement programs and other benefits.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 21. Restructuring Actions - Continued

Recovery and Transformation Plan II - Continued

The following summarizes the RTP II Plan activity in the restructuring reserves, which are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009
	Workforce Reductions	Other Costs	Total
Balance at beginning of period	$821	$632	$1,453
Charges	12	-	12
Interest accretion	16	17	33
Adjustments to reserve estimates	(163)	(443)	(606)
Payments	(386)	(44)	(430)
Amounts recognized and transferred to employee benefit plans	(20)	-	(20)
Other, including currency translation	-	(3)	(3)

Balance at end of period	$280	$159	$439

	Year Ended December 31, 2008
	Workforce Reductions	Other Costs	Total
Balance at beginning of period	$1,542	$464	$2,006
Final adjustment to initial reserves recognized in purchase accounting	240	165	405
Adjustments to reserve balance, charged to goodwill	(159)	(15)	(174)
Charges	-	-	-
Interest accretion	96	54	150
Adjustments to reserve estimates (a)	50	13	63
Payments	(329)	(49)	(378)
Amounts recognized and transferred to employee benefit plans, reducing prepaid expenses and other assets and/or accrued expenses and other liabilities	(593)	5	(588)
Other, including currency translation	(26)	(5)	(31)

Balance at end of period	$821	$632	$1,453

(a)	Includes $50 million related to a curtailment loss as a result of the salaried and hourly workforce reductions during the year ended December 31, 2008.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 21. Restructuring Actions - Continued

Recovery and Transformation Plan III

During 2008, the Company developed a multi-year plan to further restructure its business (“RTP III Plan”). Key initiatives for the RTP III Plan included salaried workforce reductions of approximately 5,500 individuals by the first quarter of 2009, and elimination of manufacturing work shifts to align with a market shift towards smaller, more fuel-efficient vehicles by the end of 2009. The Company also restructured its parts distribution operations, which included the closing of four parts distribution centers in the U.S. and Canada. The remaining workforce reductions will be achieved through a combination of retirements, special voluntary programs, attrition and involuntary separations and will affect represented and non-represented hourly and salary employees. Other costs related to restructuring included supplier contract cancellation costs related to the reduction of production capacity and the cancellation of construction in process at one of its plants. The total costs expected to be incurred in connection with the RTP III Plan are estimated to reach approximately $1,254 million, including $1,203 million related to employee termination benefits and $51 million of other costs.

Charges of $114 million and $1,061 million, net of discounting, and interest accretion of $8 million and $40 million related to the RTP III Plan were recorded during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. For the period from January 1, 2009 to June 9, 2009 the charges included costs related to workforce reductions. For the year ended December 31, 2008, the charges included costs related to workforce reductions, including a curtailment loss as a result of the salaried and hourly workforce reductions, as well as supplier contract cancellation costs and other costs. The Company also made refinements to existing reserve estimates resulting in net increases of $42 million and $24 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively. For the period January 1, 2009 to June 9, 2009, these adjustments primarily represented increases in the estimated costs of workforce reductions as a result of management’s adequacy reviews, which take into consideration the actual acceptances and the composition of the remaining costs, offset by decreases in the estimated costs for contract cancellations and other costs. For the year ended December 31, 2008, these adjustments primarily related to increases in the expected costs of the related programs associated with workforce reductions as a result of management’s adequacy reviews. During the period from January 1, 2009 to June 9, 2009, currency translation of $15 million was also recorded. The charges, currency translation, interest accretion and reserve adjustments are included in Restructuring Expense (Income), Net in the accompanying Consolidated Statements of Operations, and would have otherwise been reflected in Cost of Sales. Additional charges of approximately $94 million related to employee relocation costs, supplier contract cancellations, plant closures and interest accretion are expected to be recognized during the remainder of 2009 and beyond.

In connection with these actions, the Company made payments of approximately $356 million and $273 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, and expects to make payments of approximately $166 million, $37 million and $67 million during the remainder of 2009, 2010 and 2011 and beyond, respectively.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 21. Restructuring Actions - Continued

Recovery and Transformation Plan III - Continued

The following summarizes the RTP III Plan activity in the restructuring reserves, which are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets (in millions of dollars):

	Period from January 1, 2009 to June 9, 2009
	Workforce Reductions	Other Costs	Total
Balance at beginning of period	$357	$56	$413
Charges	114	-	114
Interest accretion	7	1	8
Adjustments to reserve estimates	60	(18)	42
Payments	(336)	(20)	(356)
Amounts recognized and transferred to employee benefit plans	(62)	-	(62)
Other, including currency translation	16	1	17

Balance at end of period	$156	$20	$176

	Year Ended December 31, 2008
	Workforce Reductions	Other Costs	Total
Balance at beginning of period	$-	$-	$-
Charges (a)	1,005	56	1,061
Interest accretion	40	-	40
Adjustments to reserve estimates	24	-	24
Payments	(273)	-	(273)
Amounts recognized and transferred to employee benefit plans	(438)	-	(438)
Other, including currency translation	(1)	-	(1)

Balance at end of period	$357	$56	$413

(a)	Includes $112 million related to a curtailment loss as a result of the salaried and hourly wokforce reductions during the year ended December 31, 2008.

Recovery and Transformation Plan IV

On April 30, 2009, and in conjunction with the Chapter 11 Proceedings, the Company announced a multi-year plan to further restructure its business (“RTP IV Plan”). Key initiatives for the RTP IV Plan included a workforce reduction of approximately 2,500 individuals by December 31, 2010, in response to volume deteriorations and the significant decline in the seasonally adjusted annual rate (“SAAR”) of U.S. vehicle sales. The RTP IV Plan also includes the continued restructuring of the Company’s parts distribution operations, which includes the closure of three additional parts distribution centers in the U.S. The workforce reductions will be achieved through a combination of retirements, special voluntary programs, attrition, and involuntary separations and will affect represented and non-represented hourly and salary employees. The Company has also eliminated a work shift at a facility and idled operations at an additional three facilities. Other costs related to the restructuring

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 21. Restructuring Actions - Continued

Recovery and Transformation Plan IV - Continued

include plant closure and supplier contract cancellation costs. The total costs expected to be incurred in connection with the RTP IV Plan are estimated to reach approximately $396 million, including $341 million related to employee termination benefits and $55 million of other costs.

Charges of $197 million related to the RTP IV plan were recorded during the period from January 1, 2009 to June 9, 2009. The charges included costs related to the workforce reductions. These charges are included in Restructuring Expense (Income), Net in the accompanying Consolidated Statements of Operations, and would have otherwise been reflected in Cost of Sales. Additional charges of approximately $199 million related to employee relocation, plant closure costs and interest accretion are expected to be recognized during the remainder of 2009 and beyond.

In connection with these actions, the Company made no payments during the period from January 1, 2009 to June 9, 2009. The Company expects to make payments of approximately $104 million, $23 million and $213 million during the remainder of 2009, 2010, and 2011 and beyond, respectively. Additional payments of approximately $56 million are expected to be funded through pension and other employee benefit plans related to special retirement and other benefits.

RTP IV Plan restructuring reserves as of June 9, 2009 were $197 million and are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets.

Other Voluntary Separation Actions

In March 2009, the Company began offering voluntary employee separation programs as part of an initiative to reduce the represented workforce. These programs were extended to all represented hourly and salary employees throughout the organization and, therefore, did not meet the accounting criteria to be recorded as exit or disposal activities. The costs associated with these actions are recognized upon acceptance by the affected employee.

In connection with these programs, the Company recorded charges of $371 million in Cost of Sales in the accompanying Consolidated Statements of Operations and made payments of approximately $309 million during the period from January 1, 2009 to June 9, 2009. As of June 9, 2009, reserves of approximately $62 million related to these actions are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets.

Note 22. Reorganization Expense, Net

In accordance with accounting guidance related to financial reporting when an entity is in bankruptcy, reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing the Debtors under Chapter 11 are required to be separately disclosed. These items are presented as Reorganization Expense, Net in the Consolidated Statements of Operations.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 22. Reorganization Expense, Net - Continued

Reorganization expenses for the period from January 1, 2009 to June 9, 2009 consisted of the following (in millions of dollars):

Loss on extinguishment of Chrysler CA Lease Depositor LLC Note Receivable and accrued interest (See Note 19)	$1,025
Gain on extinguishment of certain financial liabilities and accrued interest related to the Second Lien Credit Agreement (See Note 19)	(519)
Professional fees	35
Other	302

Total	$843

Professional fees directly related to the Chapter 11 Proceedings include fees and reimbursable expenses associated with advisors to the Debtors, the Official Unsecured Creditors Committee and secured creditors.

Note 23. Subsequent Events

Fiat Transaction

On June 10, 2009, New Chrysler acquired the principal operating assets and assumed certain liabilities of the Debtors, in addition to acquiring the equity of the Company’s foreign subsidiaries, in exchange for $2.0 billion in cash under the terms of the Purchase Agreement among the Company, New Chrysler and Fiat S.p.A in a transaction approved by the Court pursuant to Section 363 of the Bankruptcy Code. As of June 9, 2009, the carrying values of the total assets acquired and liabilities assumed by New Chrysler were approximately $33 billion and $29 billion, respectively.

The liabilities assumed by New Chrysler include, but are not limited to, certain accounts payable balances, accruals for personnel costs, warranty obligations, product liability accruals, sales incentive obligations, restructuring accruals and employee retirement and other benefit obligations. The principal liabilities not assumed by New Chrysler include the First and Second Lien Credit Agreements, the DIP Credit Agreement and certain OPEB and legal liabilities. Refer to Note 1, Background and Nature of Operations, for additional information related to the Fiat Transaction.

In connection with the Purchase Agreement and the Closing (see Note 1, Background and Nature of Operations), the Debtors and New Chrysler entered into a Transition Services Agreement dated June 10, 2009 (the “TSA”). As part of the TSA, New Chrysler has agreed to provide certain services to the Debtors, including, but not limited to, administrative services, corporate accounting services, benefits administration, information technology, in-house legal services, insurance and risk management, operations management, real estate, security, tax, treasury and finance, and workers’ compensation. Similarly, the Debtors have agreed to provide certain services to New Chrysler, including, but not limited to, services with respect to dealer matters, company cars and corresponding insurance coverage. Such services are currently being provided by such parties in accordance with the TSA.

Additionally, as part of the TSA, the Debtors have granted New Chrysler licenses to occupy and use eight owned premises and various leased premises (collectively, the “Premises”) for the operations of the New Chrysler business. During the periods of occupancy beginning June 10, 2009 and with license termination dates ranging

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 23. Subsequent Events - Continued

Fiat Transaction - Continued

from August 15, 2009 to April 30, 2011, all licenses are “net,” and, accordingly, New Chrysler is responsible for all costs and obligations in connection with the operation of the Premises, including, but not limited to, (i) paying real estate taxes and assessments, (ii) maintaining and repairing the Premises, (iii) paying for the cost of all utility services for the Premises, (iv) obtaining and paying for all insurance and (v) with respect to the leased premises, paying for all rental amounts, common area maintenance charges or other similar charges imposed on the tenant under the lease. Aside from New Chrysler taking over the responsibilities for the costs and obligations, no other consideration will be given to the Debtors for the use of these Premises. Upon termination of the license agreements with New Chrysler, the Company becomes responsible for the carrying costs of the previously licensed facilities until disposal.

First Lien Credit Agreement

The $2.0 billion received in connection with the Fiat Transaction was immediately used to pay down a portion of the outstanding principal on the First Lien Credit Agreement. Approximately, $199 million of additional payments have been made to the First Lien debt holders through April 30, 2010, the effective date of the Liquidation Plan (as described and defined below under “Chapter 11 Reorganization Proceedings”).

U.S. Warranty Commitment Program

In connection with the Fiat Transaction on June 10, 2009, New Chrysler acquired the Company’s investment in the Warranty SPV and assumed Holding’s $280 million loan.

UAW Settlement Agreement for Retiree Health Care Benefits

The Settlement Agreement related to the UAW retiree health care benefits discussed in Note 16, Employee Retirement and Other Benefits, was not assumed by New Chrysler. Rather, New Chrysler entered into the New Settlement Agreement with the UAW, which provided for certain postretirement health care benefits to vested retirees covered under the Company’s plans, along with other stipulated forms of payment to the United Auto Workers’ Retiree Medical Benefits Trust, a voluntary employees’ beneficiary association trust and certain of its wholly-owned subsidiaries (“New VEBA TRUST”).

Under the New Settlement Agreement, New Chrysler created the UAW Postretirement Health Care Plan, which was responsible for paying all health care claims incurred through January 1, 2010 by its UAW vested retirees. New Chrysler is responsible for claims incurred by retirees who participated in an early retirement program offered by the Company during the period April 28, 2009 through May 25, 2009. For these individuals, New Chrysler has an obligation to pay all claims incurred for 24 months from the date the individual retired. The New VEBA Trust will assume responsibility for all claims incurred after that date.

U.S. Treasury Loan Agreement

In connection with the Fiat Transaction on June 10, 2009, New Chrysler assumed an obligation for $500 million of the $4.0 billion Holding borrowed under the U.S. Treasury Loan Agreement.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 23. Subsequent Events - Continued

Canadian Government Loan and Tax Dispute

The Company’s Canadian subsidiary has granted a lien against the Canadian manufacturing facilities and related assets in the principal amount of approximately $1.0 billion in favor of the CRA and Ontario Provincial Tax Authorities. Approximately $453 million of this lien is in favor of the Ontario government and is subordinated to the working capital loans received from the EDC (see Note 14, Income Taxes). In connection with the Fiat Transaction on June 10, 2009, all assets subject to these liens were acquired by New Chrysler.

As a result of the Fiat Transaction on June 10, 2009, the EDC Loan Agreement and EDC Credit Facility were transferred to New Chrysler. No interest or principal amounts were paid by the Company and all outstanding amounts owed were assumed by New Chrysler.

Auto Supplier Support Program

In connection with the Fiat Transaction on June 10, 2009, New Chrysler assumed the terms of the Auto Supplier Support Program, which was established by the U.S. Treasury to ensure the payment of qualified automotive receivables to certain automotive suppliers of the Company. New Chrysler also assumed the $1.5 billion loan facility that was previously provided by the U.S. Treasury to Receivable SPV to finance this program. As of June 9, 2009, $123 million was outstanding on the Receivable SPV Facility.

Ally Master Transaction Agreement

As a result of the Transaction, New Chrysler replaced the Company as a party to the Ally MTA between the Company, U.S. Treasury, Ally and USDART. The Ally MTA provides for a risk sharing arrangement, in which USDART will reimburse Ally for a majority of certain qualifying losses on loans with third party Chrysler dealerships issued prior to November 21, 2009. Previously, the Company provided $600 million to USDART to cover these losses. On June 10, 2009, and in accordance with the Ally MTA, $500 million of these advances were transferred from USDART to New Chrysler. The unused portion of the remaining $100 million advance to USDART will be transferred to New Chrysler upon conclusion of the Ally MTA. The Ally MTA will terminate no earlier than 2013 unless all parties mutually agree to terminate the contract at an earlier date.

Debtors-in-Possession Financing

The outstanding amount of principal and accrued interest under the DIP Credit Facilities were due and payable on June 29, 2009. As of August 13, 2009, the Debtors had not made any payments on amounts outstanding under the DIP Credit Agreement and, as a result, the U.S. Treasury formally provided the Debtors with a “Notice of Default and Reservation of Rights”. No further borrowings are permitted under the DIP Credit Agreement.

On November 19, 2009, the Court entered an agreed order (the “DIP Lenders Winddown Order”) that, among other things, provides for consensual use of the U.S. Treasury and EDC as the DIP Lenders’ (“Government DIP Lenders”) cash collateral to fund the Debtors’ winddown activities and the consummation of the Plan (defined below), subject to the terms and conditions of the DIP Lenders Winddown Order. As of the effective date of the Plan, the DIP Credit Agreement was deemed extinguished, provided that the rights of the Government DIP Lenders under the DIP Credit Agreement shall be enforceable against the Old Carco Liquidation Trust established under the Plan only as and to the extent set forth in the Plan and the DIP Lenders Winddown Order.

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND CONSOLIDATED SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

Notes to Consolidated Financial Statements

Note 23. Subsequent Events - Continued

Daimler Settlements

On August 17, 2009, the Official Unsecured Creditors Committee filed an Adversary Proceeding against Daimler in the Court alleging various causes of action relating to, among other things, Daimler’s sale of its controlling interest in the Debtors to Cerberus. As a result of the filing of the Adversary Proceeding, the conditions to the forgiveness and extinguishment of Daimler’s portion of the debt under the Second Lien Credit Agreement (totaling $1.5 billion) were not satisfied. As such, Daimler has informed the Debtors that it has not released its lien on the Debtors’ assets and is reserving its rights with respect to its portion of the debt under the Second Lien Credit Agreement.

Chapter 11 Reorganization Proceedings

On December 14, 2009, the Debtors filed the Joint Plan of Liquidation of Debtors and Debtors-in-Possession (as amended on January 19, 2010 and January 22, 2010 and as modified on April 13, 2010, April 23, 2010 and April 28, 2010, the “Liquidation Plan”). On December 15, 2009, the Debtors filed the related Disclosure Statement with respect to the Liquidation Plan (as amended on January 19, 2010 and January 22, 2010, the “Disclosure Statement”). The Disclosure Statement was approved by the Court on January 21, 2010. The Plan was confirmed by an order of the Court dated April 23, 2010 and became effective in accordance with its terms on April 30, 2010. As of the effective date of the Plan, the Debtors were dissolved (subject to certain restructuring transactions) and assets of the Debtors’ estates were transferred to a liquidation trust to be administered consistent with the Liquidation Plan.

Change of Management

Following the Fiat Transaction, the Company’s Chief Financial Officer assumed the position of Chief Executive Officer of the Company and was the only employee. Effective December 1, 2009, the Company retained this individual as an independent consultant to serve as its Chief Executive Officer. As of the issuance date of the accompanying Consolidated Financial Statements, the Company had no employees.

Other

In accordance with the guidance for subsequent events, the Company evaluated all subsequent events for recognition or disclosure through November 3, 2010, the date of issuance of the financial statements.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

(a) Financial Statements and Schedules

1. The consolidated financial statements required to be filed as part of this Registration Statement are included in Item 13 hereof.

2. Chrysler Group LLC and Subsidiaries Schedule II

3. Old Carco LLC (f/k/a Chrysler LLC) and Subsidiaries Schedule II

CHRYSLER GROUP LLC AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions of dollars)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
For the Year Ended December 31, 2010
Allowances deducted from assets:
Allowance for doubtful accounts on trade receivables	$68	$34	$—	$102
Valuation allowance on deferred tax assets	801	51	—	852

For the Period From June 10, 2009 to December 31, 2009
Allowances deducted from assets:
Allowance for doubtful accounts on trade receivables	—	68	—	68
Valuation allowance on deferred tax assets	729	72	—	801

OLD CARCO LLC (f/k/a CHRYSLER LLC) AND SUBSIDIARIES

(DEBTORS-IN-POSSESSION)

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions of dollars)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions		Balance at End of Period
For the Period From January 1, 2009 to June 9, 2009
Allowances deducted from assets:
Allowance for doubtful accounts on trade receivables	$67	$56	$—		$(29	)(1)	$94
Valuation allowance on deferred tax assets	934	1	—		—		935

For the Year Ended December 31, 2008
Allowances deducted from assets:
Allowance for doubtful accounts on trade receivables	29	42	—		(4	)(1)	67
Valuation allowance on deferred tax assets	132	736	66	(2)	—		934

(1)	Trade receivable write-offs.
(2)	Amounts charged to Accumulated Other Comprehensive Loss.

(b) Exhibits

Exhibit Number	Description of Documents

3.1	Certificate of Formation of Chrysler Group LLC, as amended

3.2	Amended and Restated Limited Liability Company Operating Agreement of Chrysler Group LLC, dated as of June 10, 2009

3.3	First Amendment to the Amended and Restated Limited Liability Company Operating Agreement of Chrysler Group LLC, dated as of August 7, 2009

3.4	Second Amendment to the Amended and Restated Limited Liability Company Operating Agreement of Chrysler Group LLC, dated as of January 29, 2010

4.1	Indenture, dated as of June 10, 2009, between Chrysler Group LLC, as issuer, and U.S. Bank National Association, as trustee*

4.2	First Supplemental Indenture, dated as of March 9, 2010, to the Indenture, dated as of June 10, 2009, between Chrysler Group LLC, as issuer, and U.S. Bank National Association, as trustee*

4.3	Registration Rights Agreement, dated as of June 10, 2009 by and between Chrysler Group LLC and UAW Retiree Medical Benefits Trust*

10.1	First Lien Credit Agreement, dated as of June 10, 2009, by and between Chrysler Group LLC and The U.S. Department of the Treasury, as lender*

10.2	First Amendment, dated as of September 16, 2009, to the First Lien Credit Agreement, dated as of June 10, 2009, by and between Chrysler Group LLC and The U.S. Department of the Treasury, as lender*

10.3	Second Amendment, dated as of October 8, 2009, to the First Lien Credit Agreement, dated as of June 10, 2009, by and between Chrysler Group LLC and The U.S. Department of the Treasury, as lender*

10.4	Third Amendment, dated as of February 11, 2010, to the First Lien Credit Agreement, dated as of June 10, 2009, by and between Chrysler Group LLC and The U.S. Department of the Treasury, as lender*

10.5	Fourth Amendment, dated as of April 30, 2010, to the First Lien Credit Agreement, dated as of June 10, 2009, by and between Chrysler Group LLC and The U.S. Department of the Treasury, as lender*

10.6	Amended and Restated Loan Agreement, dated as of June 10, 2009, among Chrysler Canada Inc., as borrower, the other loan parties thereto, and Export Development Canada, as lender*

10.7	First Amendment, dated July 8, 2009, to the Amended and Restated Loan Agreement, dated as of June 10, 2009, among Chrysler Canada Inc., as borrower, the other loan parties thereto, and Export Development Canada, as lender*

10.8	Second Amendment, dated as of October 23, 2009, to the Amended and Restated Loan Agreement, dated as of June 10, 2009, among Chrysler Canada Inc., as borrower, the other loan parties thereto, and Export Development Canada, as lender*

Exhibit Number	Description of Documents

10.9	Third Amendment, dated March 11, 2010, to the Amended and Restated Loan Agreement, dated as of June 10, 2009, among Chrysler Canada Inc., as borrower, the other loan parties thereto, and Export Development Canada, as lender*

10.10	The Agreement to Open a Line of Credit, dated as of July 1, 2010, entered into by Banco Nacional de Comercio Exterior and Nacional Financiera, as lenders, and Chrysler de Mexico, S.A. de C.V., as borrower*

10.11	Irrevocable Trust Agreement on the Management, Guarantee and Source of Payment with Rights of Reversion, entered into between Chrysler de Mexico, S.A., Banco Nacional de Comercio Exterior, Sociedad Nacional de Credito, a development banking institution, and Nacional Financiera, Sociedad Nacional de Crédito, a development banking institution, party of the first part, and Nacional Financiera, Sociedad Nacional de Crédito, a Development Banking Institution, Fiduciary Administration, Party of the Second Part*

10.12	Assignment and Assumption and Consent Agreement, dated as of June 10, 2009, by and among UAW Retiree Medical Benefits Trust and Chrysler Group LLC*

10.13	Shareholders Agreement, dated as of June 10, 2009, by and among Fiat North America LLC, The U.S. Department Of The Treasury, 7169931 Canada Inc., the UAW Retiree Medical Benefits Trust (VEBA), the VEBA holding companies identified therein and Chrysler Group LLC*

10.14	UAW Retiree Settlement Agreement, dated June 10, 2009, between Chrysler Group LLC and the International Union, United Automobiles, Aerospace and Agricultural Implement Workers of America*

10.15	Unsecured Promissory Note – Tranche A, dated December 31, 2010, between Chrysler Canada Inc., as promissor, and Auto Sector Retiree Health Care Trust, as holder*

10.16	Unsecured Promissory Note – Tranche B, dated December 31, 2010, between Chrysler Canada Inc., as promissor, and Auto Sector Retiree Health Care Trust, as holder*

10.17	Unsecured Promissory Note – Tranche C, dated December 31, 2010, between Chrysler Canada Inc., as promissor, and Auto Sector Retiree Health Care Trust, as holder*

10.18	Unsecured Promissory Note – Tranche D, dated December 31, 2010, between Chrysler Canada Inc., as promissor, and Auto Sector Retiree Health Care Trust, as holder*

10.19	Master Transaction Agreement, dated as of April 30, 2009, among Fiat S.p.A., Chrysler Group LLC, Old Carco LLC and the other subsidiaries of Old Carco LLC identified therein*

10.20	First Amendment, dated as of May 31, 2009, to the Master Transaction Agreement, dated as of April 30, 2009, among Fiat S.p.A., Chrysler Group LLC, Old Carco LLC and the other subsidiaries of Old Carco LLC identified therein*

10.21	Second Amendment, dated as of June 5, 2009, to the Master Transaction Agreement, dated as of April 30, 2009, among Fiat S.p.A., Chrysler Group LLC, Old Carco LLC and the other subsidiaries of Old Carco LLC identified therein*

Exhibit Number	Description of Documents

10.22	Third Amendment, dated as of June 10, 2009, to the Master Transaction Agreement, dated as of April 30, 2009, among Fiat S.p.A., Chrysler Group LLC, Old Carco LLC and the other subsidiaries of Old Carco LLC identified therein*

10.23	Fourth Amendment, dated as of October 29, 2009, to the Master Transaction Agreement, dated as of April 30, 2009, among Fiat S.p.A., Chrysler Group LLC, Old Carco LLC and the other subsidiaries of Old Carco LLC identified therein*

10.24	Master Industrial Agreement, dated as of June 10, 2009, by and among Fiat Group Automobiles S.p.A., Fiat Powertrain Technologies S.p.A, Fiat North America LLC and Chrysler Group LLC*

10.25	Auto Finance Operating Agreement, dated as of April 30, 2009, by and between Ally Financial Inc. and Chrysler Group LLC (incorporated by reference to Exhibit 10.1 of Ally Financial Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2010, File No. 001-03754)†

10.26	Letter Agreement between Chrysler Group LLC and Holly E. Leese*

10.27	Letter Agreement between Chrysler Group LLC and Nancy A. Rae*

10.28	Chrysler Group LLC Supplemental Executive Retirement Plan, as amended

10.29	Chrysler Group LLC Executive Employees’ Supplemental Managed Retirement Plan

10.30	Chrysler Group LLC Restricted Stock Unit Plan, as amended

10.31	Form of Award Notice under the Chrysler Group LLC Restricted Stock Unit Plan dated November 12, 2009

10.32	Form of Award Notice under the Chrysler Group LLC Restricted Stock Unit Plan dated March 12, 2010

10.33	Form of Award Notice under the Chrysler Group LLC Restricted Stock Unit Plan dated January 20, 2011

10.34	Chrysler Group LLC Deferred Phantom Share Plan, as amended

10.35	Chrysler Group LLC Directors’ Restricted Stock Unit Plan

10.36	Form of Award Notice under the Chrysler Group LLC Directors’ Restricted Stock Unit Plan dated November 12, 2009

10.37	Termination Allowance Plan

21.1	List of Subsidiaries of Chrysler Group LLC

99.1	Call Option Agreement Regarding Equity Securities of Chrysler Group LLC, dated as of June 10, 2009, by and among Fiat North America LLC, The U.S. Department Of The Treasury, and the UAW Retiree Medical Benefits Trust*

Exhibit Number	Description of Documents

99.2	Call Option Agreement Regarding Equity Securities of Chrysler Group LLC, dated as of June 10, 2009, by and between Fiat North America LLC and The U.S. Department Of The Treasury*

99.3	Equity Recapture Agreement, dated June 10, 2009, by and among The U.S. Department Of The Treasury, UAW Retiree Medical Benefits Trust (VEBA), and the VEBA holding companies identified therein*

* To be filed by amendment.
† Confidential treatment has been previously granted to portions of this exhibit by the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2011		Chrysler Group LLC
Registrant
	By:	/s/ Sergio Marchionne

Sergio Marchionne
Chief Executive Officer,
Chief Operating Officer and President